As filed with the U.S. Securities and Exchange Commission on June 28, 2011
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MYRIANT CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	2869	26-4724442
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Pine Hill Drive, Batterymarch Park II, Suite 301, Quincy, MA 02169
(617) 657-5200
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Stephen J. Gatto
Chief Executive Officer
Myriant Corporation
1 Pine Hill Drive
Batterymarch Park II, Suite 301
Quincy, MA 02169
(617) 657-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Byron S. Kalogerou	Donald J. Murray
David A. Cifrino	Dewey & LeBoeuf LLP
McDermott Will & Emery LLP	1301 Avenue of the Americas
28 State Street	New York, NY 10019-6092
Boston, MA 02109	Telephone: (212) 259-8000
Telephone: (617) 535-4000	Facsimile: (212) 259-6333
Facsimile: (617) 535-3800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)	Fee
Common Stock, $0.0001 par value	$125,000,000	$14,512.50(2)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes the offering price of additional shares that the underwriters have the option to purchase.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION          , 2011

PRELIMINARY PROSPECTUS

          Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the shares of common stock offered by this prospectus. We expect the public offering price to be between $      and $      per share.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “MYRT.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters have the option to purchase from us up to an additional      shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $      , and our total proceeds, after underwriting discounts and commissions but before expenses, will be $     .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about          , 2011.

UBS Investment Bank
J.P. Morgan
Citi
Piper Jaffray

Morgan Joseph TriArtisan

Prospectus dated          , 2011

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or such other dates as are stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Page

CONVENTIONS THAT APPLY TO THIS PROSPECTUS	ii
PROSPECTUS SUMMARY	1
SUMMARY SELECTED FINANCIAL DATA	9
RISK FACTORS	11
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	29
USE OF PROCEEDS	31
DIVIDEND POLICY	32
CAPITALIZATION	33
DILUTION	35
SELECTED HISTORICAL FINANCIAL DATA	37
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	39
INDUSTRY	57
BUSINESS	60
MANAGEMENT	85
EXECUTIVE COMPENSATION	93
PRINCIPAL STOCKHOLDERS	128
DESCRIPTION OF CAPITAL STOCK	130
SHARES ELIGIBLE FOR FUTURE SALE	136
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS	138
UNDERWRITING	142
LEGAL MATTERS	149
EXPERTS	149
WHERE YOU CAN FIND ADDITIONAL INFORMATION	149
INDEX TO MYRIANT CORPORATION AND PREDECESSOR COMPANY CONSOLIDATED FINANCIAL STATEMENTS	F-1
Ex-10.19
Ex-10.20
Ex-10.21
Ex-10.22
Ex-10.24.1
Ex-10.25.1
Ex-10.26.1
Ex-10.27.1
Ex-10.28
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Ex-23.1

Conventions that apply to this prospectus

Unless the context otherwise requires, in this prospectus:

•	“the company,” “we,” “us” and “our” refer to Myriant Corporation and its subsidiaries, or its predecessor prior to July 16, 2009, as the context requires.

•	“CBOT” refers to the Chicago Board of Trade.

•	“EIA” refers to the U.S. Energy Information Association.

•	“USDA” refers to U.S. Department of Agriculture.

•	“DOE” refers to U.S. Department of Energy.

Certain market data presented in this prospectus have been derived from data published by government agencies and commodities exchanges, as well as private sector organizations. These agencies, exchanges and organizations include those listed above as well as leading chemical industry consulting firms. Certain target market size information presented in this prospectus has been calculated by us (as further described below) based on such data. Unless otherwise indicated, market data included in this prospectus were derived as discussed below. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this prospectus. None of these entities has endorsed or otherwise passed upon the computations, accuracy or presentations of data calculated on the basis of data published by these entities. In addition, you should read our cautionary statement in the section entitled “Special note regarding forward-looking statements.”

With respect to our calculation of product market volumes contained in this prospectus:

•	product market volumes, or addressable markets, are provided solely to show the magnitude of the potential markets for biobased chemical intermediates and the products derived from them. They are not intended to be projections of our biochemical production volumes or sales; and

•	volume data with respect to target market sizes are derived from data included in various industry publications, surveys and forecasts. We have converted these sizes into volumes of biochemical equivalent as follows:

•	we calculate the size of the biochemicals markets by substituting volumes of biochemical equivalent to the volume of products currently used to serve these markets; and

•	for consistency in measurement, where necessary, we convert market sizes into pounds.

ii

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, appearing elsewhere in this prospectus. In particular, you should carefully consider the matters discussed in “Risk factors” before making an investment decision.

We are a development stage company with a history of losses. We have generated minimal revenues and have had limited sales.

OVERVIEW

We are an industrial biotechnology company focused on becoming a low-cost producer of biobased chemicals. We have designed a process that uses proprietary microorganisms, which we call “biocatalysts,” to convert a variety of sugars into chemical precursors, called “intermediates.” We plan to sell those “biobased” intermediates into the large and growing petrochemicals industry.

Petrochemical companies manufacture and sell a broad range of chemicals used to make thousands of industrial and consumer products. Historically, these chemicals have been sourced from oil, natural gas and coal. These sources, or “feedstocks,” are extremely rich in carbon-based molecules, called organic molecules. Organic molecules will readily react with other organic or inorganic chemicals, and by controlling these reactions, industrial chemists can convert organic intermediates into thousands of different chemicals with specific properties tailored to commercial applications. In recent years, however, the petrochemicals industry has become increasingly challenged by a variety of factors, including the rising and volatile prices of fossil-fuels, increasing regulation of the sourcing and processing of fossil fuel based feedstock and concerns over depleting supplies of fossil fuels. One solution to these challenges is to use industrial sugars to produce biobased chemicals.

We have developed a proprietary technology platform that we believe will enable us to manufacture biobased chemical intermediates to replace petroleum-based chemicals in the same applications using a broad range of renewable feedstocks, rather than petroleum-based feedstocks. Through a process known as directed evolution, we adapt microorganisms to convert sugars into organic chemical intermediates with greater productivity and yield compared to other known bioproduction processes. We believe that we can produce our target chemical intermediates at an average of half the cost of traditional petrochemical intermediates at a wide range of oil and industrial sugar prices without relying on government subsidies.

We are using our technology to produce, at competitive costs, biobased chemical intermediates using commercial-scale unit operations and multiple feedstocks. Our technology combines proprietary microorganisms, or biocatalysts, and a fermentation process capable of using a variety of renewable feedstocks to create biobased chemical intermediates. We have successfully produced several of these intermediates at laboratory and pilot scale and have commercialized our first product, lactic acid, through a licensee. We are in the process of commercializing biosuccinic acid for market and sale.

We plan to market our biobased chemical intermediates for use in chemical reaction processes requiring the same or similar intermediates as an input. We refer to this as a “drop in” product. We also plan to market our products to replace different chemicals in various manufacturing processes. Replacing a different chemical input is possible by adjusting the chemical reaction process and either ending up with a functionally similar or the same end product. We believe that our market opportunities include succinic acid (a $7.5 billion addressable market at current market prices), fumaric acid (a $1.7 billion addressable market at current market prices), acrylic acid (a $14.5 billion addressable market at current market prices) and lactic acid (forecast to eventually become a multi-billion pound market).

We believe that our technology can efficiently produce biobased chemicals at high yields while consuming less feedstock by using an anaerobic process (that is, a reaction process that does not require oxygen) that consumes, rather than produces, carbon dioxide, resulting in a reduced carbon footprint and higher yield of the target product. Based on current commercial-scale costs and using 95 Dextrose, a widely available industrial sugar, as a feedstock, we estimate that the production process for our biosuccinic acid, will be cost-competitive with petroleum-based processes down to $45 per barrel of oil.

Furthermore, our biocatalysts can consume sugars from a variety of sources, including glucose from corn and grain sorghum, sucrose from sugarcane, cellulosic sugars from waste biomass, and glycerol. Additionally, our biocatalysts can consume both five-carbon sugars and six-carbon sugars derived from cellulosic feedstocks, which we believe will lower the cost of feedstocks when they become more widely available. This is because cellulosic feedstocks tend to be much cheaper than food-based feedstocks, resulting in lower overall product manufacturing cost. We plan to use the lowest cost regional feedstocks or a combination of low-cost feedstocks in our manufacturing plants.

We have entered into or intend to enter into strategic relationships with international companies to accelerate the global commercialization of our products and development of our biochemical production capabilities. For example, we have signed a non-binding memorandum of understanding to enter into a joint development agreement with Johnson Matthey PLC’s subsidiary, Davy Process Technology Limited, or Davy, a developer and licensor of advanced process technologies used to produce petrochemicals. Under that agreement, upon successful completion of testing and engineering using our biosuccinic acid, Davy would guarantee the use of our biosuccinic acid in plants using the Davy process to manufacture butanediol, a widely used petrochemical. Davy believes that its butanediol process accounts for approximately 1.2 billion pounds or 27% of total global capacity, and 50% of plant capacity installed since 1992. We have also signed exclusive alliance agreements with ThyssenKrupp’s subsidiary Uhde GmbH, or Uhde, a chemical plant engineering company, and its U.S. subsidiary, under which Uhde will integrate our fermentation and its separation technology in biochemical manufacturing plants and guarantee the performance of those plants to facilitate access to project finance. In addition, through PTT Chemical International Private Limited, or CH Inter, a subsidiary of PTT Chemical Public Company Limited, or PTTCH, a Thailand-based petrochemical producer, we can access a breadth of commercial and technical expertise and extensive knowledge and infrastructure in Asian markets.

In January 2006, we granted Purac Biochem BV, or Purac, a wholly-owned subsidiary of CSM N.V., an exclusive, worldwide and royalty-bearing license to use our technology to produce, market and sell D(−) lactic acid, as well as its derivatives and by-products. Purac has been using our technology to produce D(−) lactic acid at commercial scale since 2008.

We are currently building a 30 million pound biosuccinic acid plant in Lake Providence, Louisiana, or the Louisiana Plant, which we expect will begin commercial operations during the first quarter of 2013. We are funding the construction of the Louisiana Plant in part with a $50 million cost-sharing award from the U.S. Department of Energy, or the DOE. We intend to expand the annual production capacity of this plant to approximately 170 million pounds by the end of the first quarter of 2014. We are also developing an industrial biochemical facility for the production of biosuccinic acid with Uhde in Germany. We have also signed a memorandum of understanding with China National BlueStar (Group) Co. Ltd., or BlueStar, to develop a proposal for a jointly-owned 220 million pound biosuccinic acid plant in Nanjing, China, the biosuccinic acid requirements of which would be exclusively supplied by the Company. BlueStar is currently producing BDO utilizing a process licensed from Davy.

We have already produced 24 metric tons of biosuccinic acid in support of internal and customer/vendor sampling and testing programs. We scaled up these quantities from an initial fermentation vessel size of five liters to 50,000 liters from January 2008 to February 2011 at various locations. The commercial scale-up of the Louisiana Plant represents a two-fold scale-up of the fermentation already commercialized by Purac in the production of our biobased D(−) lactic acid. We have contracts committing customers to buy 100% of their annual succinic acid requirements from us, consuming a substantial portion, and prospectively all, of the Louisiana Plant’s initial capacity based on these customers’ current stated forecasts for biosuccinic acid demand. We are in discussions with prospective customers who have indicated interest in purchasing the biosuccinic acid that we would produce from the additional capacity created upon the expansion of the Louisiana Plant.

Our Commercial Products

Biosuccinic Acid

We are currently focused on commercializing and producing biosuccinic acid. Succinic acid is a chemical building block that is used as an intermediate in the production of numerous large-volume products, including plastics, fibers, coatings, solvents and cosmetics. The U.S. Department of Energy and others have identified succinic acid as one of the five most promising “building block” chemicals that can be produced commercially from biomass rather than fossil fuels. This product represents an addressable market opportunity of $7.5 billion. We believe we will be a low-cost producer of biosuccinic acid relative to producers using either traditional petroleum-based processes, or other known bioproduction techniques.

There is currently a small existing merchant market for succinic acid for use in pigments, solvents, detergents, metal plating and PBS polymers. In addition to targeting the existing succinic acid market, we plan to sell our biosuccinic acid as a drop-in or replacement chemical in the following target markets:

Butanediol

Butanediol, or BDO, is a chemical intermediate with end markets in a wide variety of everyday products, including engineered plastics, biodegradable food packaging, adhesive tapes, foams, fibers such as elastane (better known as Spandex® and Lycra®) and coatings. Approximately 27% of global BDO production capacity utilizes a proprietary production process developed by Davy, in which maleic anhydride, or MAN, an organic intermediate, is converted to dimethyl succinate, a derivative of succinic acid, and then to BDO. Today, petroleum-derived MAN is produced from benzene, a carcinogen, or butane. Through our memorandum of understanding with Davy, we are negotiating a joint development agreement with the goal of targeting BDO plants using the Davy process to replace petroleum-derived MAN with our biosuccinic acid. This raw material replacement would enable our customers to produce BDO from renewable resources with a reduced carbon footprint, higher renewable content and reduced price volatility compared to the existing Davy BDO production process. We are also exclusively working with Davy to integrate and optimize each other’s processes to further reduce the costs of producing biosuccinic acid for BDO applications.

Adipic Acid

Adipic acid is a chemical intermediate derived from benzene and used in a range of polymers and plastics applications, which are in turn used in the production of a wide variety of end products, including flexible foams, garment linings, packaging, filters, fuel tank linings and adhesive tapes with automotive, electrical, surgical and industrial applications. Our biosuccinic acid can be substituted for adipic acid. Several prospective customers have already tested our biosuccinic acid as an adipic acid replacement, and one customer has signed a supply contract with us for that purpose.

Phthalic Anhydride

Phthalic anhydride is a chemical intermediate used as a raw material to produce plasticizers, coatings, and a wide variety of everyday plastics used in food wrap films, flexible PVC piping, flexible wire jackets, and toys. As a result of increasing government regulation of this class of chemicals and growing public awareness of their potential health risks, producers are looking for phthalic anhydride replacements. Succinate esters, chemicals derived from succinic acid, have performance characteristics similar to phthalic anhydride and can be used as a replacement. Several prospective customers have already tested our biosuccinic acid as a phthalic anhydride replacement, and one customer, The Chemical Company, has signed a supply contract with us for that purpose.

D(−) lactic acid

Lactic acid is derived from the fermentation of sugars and can be converted, through a process called polymerization, into polylactic acid, or PLA. PLA is used in a range of everyday products, including packaging, apparel, bottles, durable goods, films, bedding, non-wovens, and plastic dining utensils. The market for PLA is currently limited because conventional PLA cannot be used in applications requiring a resistance to heat. Our D(−) lactic acid can be used to produce D-PLA, which, when combined with conventional PLA, forms a polymer called stereo-complex PLA, or SC-PLA. This polymer addresses the heat stability problem that has limited the adoption of PLA. SC-PLA also offers greater strength and crystallinity than PLA, enabling its use in higher-value applications such as engineered and high-performance plastics. We believe that growth in demand for SC-PLA, which requires D(−) lactic acid as a key input, will significantly expand the PLA market beyond its current size. In June 2008, our technology was commercialized for the production of D(−) lactic acid through our licensee, Purac, who pays us royalties based on sales. Market forecasts indicate that the addressable market for D(−) lactic acid will eventually exceed one billion pounds.

OUR PRODUCT PIPELINE

Our technology platform provides for the manufacture of several additional biochemicals utilizing the same or similar microorganisms.

Fumaric Acid

Fumaric acid is currently used as a preservative in food and beverages, as a sizing agent to protect and help the spread of ink in paper production, and as an input in the production of alkyd resins, chemicals used in paints and coatings. Given that fumaric acid is chemically equivalent to a combination of MAN and water, it can potentially be used as a replacement for MAN in all MAN-based applications, including the production of unsaturated polyester resins (UPR), chemicals used in construction, marine, and automotive products. We are currently developing a biobased fumaric acid utilizing the same E. coli bacteria used to produce our biosuccinic acid. We plan to address both the existing fumaric acid market and the potential market for fumaric acid as a replacement for MAN in UPRs and other applications, which represent a combined addressable market for fumaric acid of $1.7 billion at current prices. We are one year into our development cycle for fumaric acid and anticipate scaling the technology to pilot scale in 2012.

Acrylic Acid

Acrylic acid is one of the most versatile and widely used industrial chemicals with applications in superabsorbents, coatings, adhesives, sealants, textiles, paper chemicals, and plastic additives. The acrylic acid market is estimated at $14.5 billion at current market prices. We have achieved proof of concept at laboratory scale and are in the first year of our development phase for acrylic acid. We expect to enter pilot phase in 2012.

OUR COMPETITIVE STRENGTHS

We believe the following competitive strengths differentiate us from both traditional chemical producers and other biobased chemical producers:

Validated proprietary technology

Our proprietary technology platform, validated in our laboratories and third-party facilities and commercialized with our licensee, Purac, is based on a single-step anaerobic process that allows our biocatalysts to grow and simultaneously produce the targeted product in the fermentation vessel. This anaerobic process, in the case of our biosuccinic acid and biobased fumaric acid, consumes carbon dioxide when producing succinic acid, rather than releases it, resulting in greater productivity and yield relative to other known bioproduction techniques.

Low-cost producer of sustainable biobased products

Our biobased products seek to address large and growing industrial chemical markets. We believe we can produce these products at an average of half the cost of traditional petrochemical intermediates at a wide range of oil and industrial sugar prices without relying on government subsidies. We believe our manufacturing cost profile will allow us to offer customers sustainable, biobased inputs for existing processes at prices competitive with petroleum-based inputs while providing us with an attractive return on capital. We will also market our biosuccinic acid as a substitute for other petroleum-based products, such as adipic acid and phthalic anhydride, reducing our customers’ exposure to the price volatility of oil.

Feedstock flexible

We have produced biosuccinic acid at laboratory and pilot scale from a wide variety of sugars, including 95 Dextrose, grain sorghum, sucrose from sugarcane, cellulosic sugars from waste biomass, and glycerol. Our biocatalysts consume both five-carbon sugars and six-carbon sugars, which we believe will provide a competitive advantage when cellulosic feedstocks become more widely available due to their lower cost. We plan to use the lowest cost regional feedstocks or a combination of low cost feedstocks in our future plants.

Commercialized product

Our technology platform was commercialized for the production of D(−) lactic acid through our licensee, Purac, one of the world’s leading lactic acid producers. Purac uses our technology to address the thermal stability problems associated with polylactic acid, or PLA, by producing SC-PLA, a biopolymer created by combining D-PLA with L-PLA. SC-PLA offers higher strength and crystallinity and superior heat resistance relative to L-PLA, enabling its use in higher-value applications such as engineered and high-performance plastics.

Strategic relationships with leaders in the fields of chemicals, process technology, and engineering

We are working with international companies to create key strategic partnerships to accelerate the global commercialization of our products and development of our biochemical production capabilities. Our memorandum of understanding with Davy contemplates that upon successful completion of testing and engineering using our biosuccinic acid, Davy would guarantee its butanediol process licensees that they can use our biosuccinic acid in their butanediol process in place of petroleum-derived MAN without significant additional capital expenditures. We have entered into an exclusive alliance with Uhde in which it will integrate our fermentation and its separation technology in biochemical manufacturing plants and guarantee the performance of those plants, to facilitate access to project finance. In addition, through CH Inter and PTTCH, we can access a breadth of commercial and technical expertise and extensive knowledge and infrastructure in Asian markets.

Profitable unit-level economics without subsidies or mandates

We do not rely on green premiums, regulatory policies, subsidies, mandates, or tariffs to make our products commercially viable. Based on our testing, projections, and experience to date, we believe that our technology platform will allow us to offer our products at a price that is competitive with petroleum-based chemicals. We believe capital expenditures required for production of our products are consistent on a per pound basis with traditional chemical plants and have the potential to achieve a more attractive return on capital.

Scale-up and signed customer contracts

We scaled up the production of our biosuccinic acid from an initial fermentation vessel size of five liters to 50,000 liters between January 2008 and February 2011 at various locations, completing our scale-up at Fermic’s “toll manufacturing facility”. A toll manufacturing facility is a plant which companies use to contract manufacture products or to scale-up technologies to production levels. The owner of the facility provides the equipment, labor, utilities and raw materials for a monthly fee to manufacture a given product. Using biosuccinic acid samples produced at Fermic and supplied to prospective customers, we have signed contracts with three customers who have agreed to buy up to 100% of their biosuccinic acid requirements from our 30 million pound Louisiana Plant. We are in discussions with prospective customers who have indicated interest in purchasing the biosuccinic acid that we would produce from the additional capacity created upon the expansion of the Louisiana Plant to 170 million pounds.

Experienced team with a demonstrated track record

The members of our management team have more than 100 combined years of experience, and with other companies have developed, scaled, built and operated biotechnology and chemical businesses. Our team has achieved success in (i) developing microorganisms and new products, (ii) developing the fermentation and downstream processes of industrial biotechnology, (iii) employing process development and project management of large-scale plants from start to finish, (iv) financing and constructing large-scale capital projects, (v) commercializing and navigating product approvals at global and multinational companies, and (vi) managing global business functions, including pricing, sourcing, customer interfacing, budgeting, and capital planning.

OUR STRATEGY

Our strategy is to become a low-cost producer of biobased chemical intermediates that can drop in or replace traditional petroleum-based industrial chemicals. Key elements of our strategy include:

•	developing drop-in and replacement products for large, existing addressable markets

•	leveraging and establishing partnerships to achieve commercial success

•	targeting drop-in applications to drive market penetration

•	securing customer contracts to support production capacity expansion

•	expanding internationally to markets with the greatest business opportunities

•	capitalizing on feedstock flexibility to further reduce our costs

SUMMARY RISK FACTORS

Our business is subject to numerous risks that could prevent us from successfully implementing our business strategy. These risks are discussed more fully in “Risk factors” beginning on page 11 of this prospectus, and include the following:

•	We are an early stage company with a history of losses. We expect to incur losses for at least the next several years, and we may never achieve profitability.

•	We have never operated a commercial-scale plant or produced our lead product, biosuccinic acid, in commercial volumes, and as a result, we may encounter unforeseen difficulties in constructing and operating large-scale commercial facilities.

•	Our biochemical products, including biosuccinic acid, may not be accepted by customers in the petrochemicals industry, particularly if we cannot meet our customers’ product specifications.

•	We will be dependent initially on three customers for sales of our lead product, biosuccinic acid. The product requirements of these customers may be less than the initial capacity of our Louisiana Plant.

•	Our initial production of biosuccinic acid will be conducted at a single location. Any delays or disruptions in production that occur at this plant may prevent us from generating revenue from the sales of our product.

•	We expect to face competition for our biochemical products, including biosuccinic acid, often from companies with greater resources and experience.

•	A significant decline in the price of petroleum and petroleum-based products may reduce demand for our biosuccinic acid and our other biochemical intermediates.

•	We are dependent on third parties with whom we have entered into strategic commercial relationships.

•	Some of our key operating strategies, including those involving Davy and PTTCH, depend upon negotiating and executing binding agreements.

•	Our rights to key intellectual property are licensed to us. Termination of the underlying agreements would be highly detrimental to us.

•	We may not be able to enforce our intellectual property rights, including our trade secrets, especially in the international markets in which we expect to operate.

CORPORATE INFORMATION

We were formed in Delaware on April 3, 2009 as Myriant Technologies LLC, a limited liability company. On July 16, 2009, through a series of separation transactions, the holders of BioEnergy International, LLC, a Delaware limited liability company, or the Predecessor Company, acquired membership units of Myriant Technologies LLC, which simultaneously acquired the assets and liabilities of the chemical intermediates business of the Predecessor Company. For further information with respect to our reorganization, see Management’s discussion and analysis and Note 1 to Consolidated Financial Statements. We filed a certificate of conversion and a certificate of incorporation in Delaware on January 10, 2011, converting into a corporation originally named Myriant Corp. Our second amended and restated certificate of incorporation will be filed and take effect following the completion of this offering.

Our principal executive offices are located at 1 Pine Hill Drive, Batterymarch Park II, Suite 301, Quincy, MA 02169, and our telephone number is (617) 657-5200. Our website address is www.myriant.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Our logos, “Myriant®”, “Myriant Technologies®”, “Chemistry Refined Naturally®” and other trademarks or service marks of Myriant Corporation appearing in this prospectus are the property of Myriant Corporation. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by us	shares (or shares if the underwriters exercise in full their over-allotment option to purchase additional shares).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their over-allotment option to purchase additional shares).

Proposed Nasdaq Global Market symbol	MYRT

Use of proceeds	We expect that the net proceeds to us from the sale of the shares of common stock we are offering will be $ million, assuming a public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, the net proceeds to us would be approximately $ million.

We intend to use the net proceeds of this offering to finance, in part, the construction of the Louisiana Plant, to fund our expected equity contribution to the planned expansion of the Louisiana Plant, to pay the dividend accruing on the Class A common stock, to fund research and development expenses and for working capital and other general corporate purposes, which will include expenses and the costs associated with being a public company.

We may also use a portion of the net proceeds to acquire other complementary businesses, products or technologies or to make other strategic investments. We currently have no agreements or commitments for any specific acquisitions or investments at this time.

The potential uses of net proceeds from this offering represent our current intentions based upon our present business plans and conditions. We cannot guarantee the specific amount of the net proceeds that will be used to develop, construct and operate our biochemical production capabilities globally, fund working capital or be used for other general corporate purposes.

Please see “Use of proceeds.”

Risk factors	See “Risk factors” beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 27, 2011, assumes the obligatory exercise of warrants exercisable for 17,134 shares of common stock at an exercise price of $6.00 per share and warrants exercisable for 59,231 shares of common stock at an exercise price of $10.00 per share assuming an initial public offering in excess of 1.5 times the exercise price of the warrants, and excludes:

•	1,162,043 shares of common stock issuable upon the exercise of options issued under our 2011 Omnibus Incentive Plan and outstanding as of June 27, 2011 at a weighted average exercise price of $12.38 per share;

•	506,250 shares issuable under restricted stock units granted subject to vesting conditions under the 2011 Omnibus Incentive Plan;

•	59,231 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at an exercise price of $13.00 per share;

•	2,139,483 shares of our common stock reserved for future issuance under our 2011 Omnibus Incentive Plan, plus any annual increases in the number of shares of common stock reserved for future issuance as provided for in such plan, as described in “Management — Employee Benefit and Stock Plans; and

•	500,000 shares of common stock reserved for issuance under our 2011 employee stock purchase plan, which will become effective upon completion of this offering.

In addition, except as otherwise indicated, all information in this prospectus:

•	gives effect to the conversion of all of our outstanding shares of convertible common stock into 14,259,858 shares of common stock upon completion of this offering;

•	assumes no exercise of the underwriters’ option to purchase additional shares; and

•	reflects the filing of our second amended and restated certificate of incorporation upon completion of this offering.

Summary selected financial data

The following summary selected financial data is derived from financial information of us and BioEnergy International, LLC, or the Predecessor Company. We were separated from the Predecessor Company through a series of transactions effective as of July 16, 2009. The financial data set forth below as of and for the periods ended December 31, 2006, 2007 and 2008 are derived from the historical financial statements of the Predecessor Company. The results of operations set forth below for the year ended December 31, 2009 represent the pro forma combined financial results for the Predecessor Company (through July 15) and us (from July 16). A more detailed description of the foregoing is set forth under “Selected historical financial data” and “Management’s discussion and analysis of financial condition and results of operations.” Potential investors are urged to carefully consider that information as well as the information contained in our and the Predecessor Company’s consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data:

	Predecessor Company				Myriant Corporation
					Period from
				Period from	July 16,
	Fiscal Year	Fiscal Year	Fiscal Year	January 1,	2009	Fiscal Year
	Ended	Ended	Ended	2009	(Inception)	Ended	Three Months Ended
	December 31,	December 31,	December 31,	to July 15,	to December 31,	December 31,	March 31,
	2006	2007	2008	2009	2009	2010	2010	2011
	(Unaudited)	(Unaudited)					(Unaudited)	(Unaudited)

Revenues:
License fee revenue	$267,065	$396,515	$344,860	$71,833	$221,711	$258,241	$—	$—
Management fee revenue-related party	—	—	262,212	267,318	—	3,557,574	600,166	2,519
Development fee revenue-related party	—	—	3,125,714	—	—	—	—	—
Government awards	—	—	—	—	—	10,419,043	1,516,323	—

Total revenues	267,065	396,515	3,732,786	339,151	221,711	14,234,858	2,116,489	2,519

Operating expenses:
Cost of license fee revenue	108,432	135,813	110,020	22,373	73,859	84,600	—	—
Research and development	653,469	1,499,577	4,679,935	3,770,721	2,793,085	15,904,717	2,552,100	1,883,603
Project development	706,666	1,764,244	2,179,965	—	—	—	—	—
General and administrative expense	1,547,540	3,166,646	5,699,186	5,438,073	4,979,186	12,673,247	2,806,285	3,034,498

Total operating expenses	3,016,107	6,566,280	12,669,106	9,231,167	7,846,130	28,662,564	5,358,385	4,918,101

Operating loss	(2,749,042)	(6,169,765)	(8,936,320)	(8,892,016)	(7,624,419)	(14,427,706)	(3,241,896)	(4,915,582)
Other income (expense), net:
Interest income	1,477	138,395	60,222	5,385	8,051	87,611	84,844	6,328
Interest expense	(260,268)	(1,959,909)	(1,636,062)	(1,352,767)	(915,804)	(4,470,478)	(628,386)	(12,606,762)
Miscellaneous income	600	—	—	—	—	—	—	8,000
Gain(loss) on foreign currency exchange	—	—	—	(21,721)	—	(5,235)	(3,853)	11,638
Changes in fair value of warrant liability	—	—	—	2,092,643	(515,108)	2,592,979	(823,582)	2,461

Other income (expense), net	(258,191)	(1,821,514)	(1,575,840)	723,540	(1,422,861)	(1,795,123)	(1,370,977)	(12,578,335)
Net loss	(3,007,233)	(7,991,279)	(10,512,160)	(8,168,476)	(9,047,280)	(16,222,829)	(4,612,873)	(17,493,917)
Dividend on Class A common stock	—	—	—	—	—	—	—	(1,025,753)

Net loss attributable to common stockholders	$(3,007,233)	$(7,991,279)	$(10,512,160)	$(8,168,476)	$(9,047,280)	$(16,222,829)	$(4,612,873)	$(18,519,670)

	Predecessor Company				Myriant Corporation
					Period from
				Period from	July 16,
	Fiscal Year	Fiscal Year	Fiscal Year	January 1,	2009	Fiscal Year
	Ended	Ended	Ended	2009	(Inception)	Ended	Three Months Ended
	December 31,	December 31,	December 31,	to July 15,	to December 31,	December 31,	March 31,
	2006	2007	2008	2009	2009	2010	2010	2011
	(Unaudited)	(Unaudited)					(Unaudited)	(Unaudited)

Net loss per unit/share attributable to common stockholders-basic and diluted	$(0.69)	$(1.72)	$(2.14)	$(1.55)	$(1.30)	$(2.31)	$(0.66)	$(2.29)
Weighted average number of units outstanding- basic and diluted	4,358,126	4,655,011	4,918,668	5,285,807	6,953,079	7,009,251	6,982,215	8,092,943
Net loss used in computing pro forma net loss per share of common stock-basic and diluted (unaudited)								(18,519,670)
Pro forma net loss per common share (unaudited)								$(0.83)
Weighted average shares used in computing pro forma basic and diluted net loss per common share (unaudited)								22,352,801

Balance Sheet Data:

	March 31, 2011
	Actual	As Adjusted(1)
	(Unaudited)	(Unaudited)

Cash, cash equivalents and restricted cash	$50,692,707	$—
Working capital	31,985,396
Total assets	61,134,435
Warrant liability	2,199,585	840
Stockholders’ equity	54,967,658	57,112,796

(1)	Adjusted for the issuance of 639,170 shares of common stock upon the exercise of warrants on April 12, 2011, and the issuance and sale of the shares of our common stock in this offering (assuming a public offering price of $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after underwriting discounts and commissions and our expected offering expenses) and the receipt of the net proceeds from the offering.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.

WE ARE AN EARLY STAGE COMPANY WITH AN UNPROVEN PRODUCT

We are a development stage company with a history of losses. We expect to incur losses for at least the next several years, and we may not achieve or maintain profitability.

We are a development stage company. To date, we have generated no product sales of any significance, and the minimal revenues we have generated have been generated primarily through licensing royalties and government awards. We, and before us, the Predecessor Company, have a history of losses, including losses of $10.5 million in 2008, $17.2 million in 2009 and $16.2 million in 2010, as well as a loss of $17.5 million for the three months ended March 31, 2011. As of March 31, 2011, we had an accumulated deficit of $17.5 million, resulting from losses incurred by us since our conversion to a subchapter C corporation in January 2011. Our cumulative losses (including those of our Predecessor Company) total $72.4 million. We expect to incur losses and negative cash flow from operating activities for at least the next several years, and we may never achieve profitability. In addition, as detailed below, we expect to incur substantial costs associated with the construction of the Louisiana Plant. As a result, even if our revenues increase substantially, we expect that our expenses will exceed revenues for at least the next several years. If we never become profitable, or if the time required to become profitable is longer than we expect, we may not be able to continue our business. Even if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our processes and resulting products are unproven at commercial scale.

While the manufacturing of organic compounds from fossil-fuel feedstocks has a long history of process development and optimization, we have limited experience operating our biobased technology and have only done so at pilot scale. To successfully commercialize our biosuccinic acid and other biochemical intermediates, we must manufacture our products on a cost-competitive basis at commercial scale and in accordance with customer quality specifications. We have only manufactured a variety of chemical intermediates at laboratory and pilot scale, with the exception of D(−) lactic acid, which has been manufactured at commercial scale by our licensee, Purac Biochem BV, or Purac, a wholly-owned subsidiary of CSM N.V., a leading global chemical producer. However, our biosuccinic acid technology, and that of other products that we attempt to commercialize, may not perform at commercial scale in the same manner as we have seen at laboratory or pilot scale. Moreover, our technology may not achieve customer acceptance or generate significant product sales for a variety of reasons, many of which are described in detail below.

OUR BUSINESS MODEL AND OPERATING STRATEGIES HAVE INHERENT RISKS

We have never built a commercial-scale plant or produced our products, including succinic acid, in commercial volumes, and as a result we may encounter unforeseen difficulties in constructing a large scale facility.

Our first large-scale commercialization initiative is producing biosuccinic acid and selling it into the petrochemicals market as a chemical intermediate. To date, we have produced limited quantities of biosuccinic acid for customer/vendor sampling and validation. While we have reached performance targets for certain aspects of the commercial production of biosuccinic acid, we have not yet done so in a commercial-scale plant or in commercial volumes, and we may not be able to do so in a timely or cost-effective manner.

To commercialize our biosuccinic acid, we are constructing a 30 million pound, 392,000 square-foot plant at the Port of Lake Providence, Louisiana. Constructing a production facility of this type and size is a complex and lengthy undertaking that requires sophisticated, multi-disciplinary planning and precise execution. Despite the detailed planning and the time and money that we have invested and will continue to invest in the construction of this plant, it may not perform as expected. For example, our biocatalyst may perform less efficiently than it did in smaller-scale production. Design parameters for mixing, heat transfer and flow rates may need to be adjusted to meet required product or volume specifications. Production rate, concentration and purity may vary dramatically from our expectations. We may need to install additional equipment to achieve desired specifications, which could delay commercialization and increase costs. In addition, contaminants in our feedstock could reduce the purity of the biosuccinic acid that we produce and require us to invest in more costly processes or equipment. We may encounter these or other operational challenges, and we may be unable to devise workable solutions. Furthermore, our processes require us to maintain certain levels of product purity to assure consistent product quality. In the event an impurity is introduced in a particular production batch of our biosuccinic acid, the product quality may be reduced or the product rendered unsalable, which would affect our profitability.

We have entered into an agreement pursuant to which, among other things, we are collaborating with ThyssenKrupp’s subsidiary Uhde GmbH, and its U.S. subsidiary, or Uhde, in the design, engineering and procurement for the Louisiana Plant. If Uhde does not perform as expected, we could experience significant delays and cost overruns.

Developing this plant also subjects us to many financial uncertainties. We have created financial forecasts for construction costs, construction time, output and operating costs of the plant. Our decision to proceed with the construction of the Louisiana Plant is based on our analysis of these forecasts. However, these forecasts are based on a variety of observations and assumptions, some involving considerable judgment on our part, which could prove to be inaccurate. Inherent risks associated with the novel nature of this project, inaccurate assumptions about our operating metrics and the fact that neither we nor anyone else has built or operated a biosuccinic acid facility at a commercial scale could result in:

•	significant delays in constructing the Louisiana Plant and commercializing our product;

•	greater operating costs than anticipated;

•	cost overruns and the need for significant additional expenditure of time and capital; and

•	lower than expected revenues and profit margins generated from the Louisiana Plant.

We may experience unexpected challenges and setbacks in operating our Louisiana Plant.

Our success depends on our ability to operate the Louisiana Plant so as to produce biosuccinic acid efficiently and cost-effectively in a timely manner. We have never operated a commercial-scale succinic acid facility and we may be required to expend significant time and money to develop our operational capabilities. Although our management team has significant experience in chemical intermediates and fermentation technology, the skills and knowledge gained in these fields and in operating smaller-scale succinic acid production facilities may prove insufficient for successful operation of a commercial-scale biosuccinic acid facility. Accordingly, we may encounter significant difficulties in operating the Louisiana Plant.

The production of biosuccinic acid requires multiple, integrated steps, including:

•	obtaining the feedstocks;

•	generating fermentable sugars;

•	fermentation by organisms to produce succinic salts and ammonium succinate from the fermentable sugars;

•	separation of the succinic acid and ammonium-salt fractions;

•	purification of the biosuccinic acid; and

•	storage and distribution of the resulting biosuccinic acid.

The technological and logistical challenges associated with each of these and other processes involved in production, marketing, sale and distribution of biosuccinic acid are substantial. We may not be able to resolve any difficulties that arise in a timely or cost-effective manner.

In addition, while certain members of our management team have experience in procuring large quantities of feedstocks for other production facilities we have never sourced large quantities of feedstocks, and we have no experience storing and/or distributing significant volumes of biosuccinic acid. We may not be able to do so cost-effectively. We may also have difficulty in recruiting, training and retaining qualified personnel to operate the Louisiana Plant. Failure to meet the operational challenges of developing and managing our production processes would have a material adverse effect on our business, financial condition and results of operations.

We may not achieve overall profitability due to higher costs of producing biosuccinic acid and other biochemicals.

The cost to produce biosuccinic acid and other chemical intermediates is highly dependent on the cost and usage of various process chemicals, such as sulfuric acid and ammonia. Although the chemical and nutrient usage quantities are based on predictable chemical reactions, the actual consumption required to produce biosuccinic acid on a commercial scale may be greater, affecting production cost and impacting production volumes. Although there are indices that show the pricing of the process chemicals used for production that closely track to our end products, there are no assurances that the indices are valid or, if valid, that current prices will not later change. We cannot control the cost of these process chemicals, and we could underestimate the volume required to operate at commercial scale. These uncertainties could affect our costs and margins.

Moreover, our operating and other financial projections for our Louisiana Plant assume that we will sell 100% of the volume of ammonium sulfate, or AMS, that we will produce as a co-product of our biosuccinic acid manufacturing process. We have entered into a contract with Wilson Industrial Sales Company, Inc. to sell all of the AMS produced at the Louisiana Plant during the term of the contract. AMS is a co-product of our biosuccinic acid production process and is commonly used as a soil fertilizer. If the quality of the AMS co-product does not meet market specifications, we may not be able to sell AMS at the anticipated price or in the anticipated quantity. Also, if the nature and quantity of the wastewater generated in the manufacturing process is substantially higher than in pilot testing, our wastewater treatment design may be undersized, affecting our ability to operate the Louisiana Plant at full capacity, if at all.

Fluctuations in the price of feedstocks may affect our cost structure.

An increase in the price of feedstocks would change our cost structure and therefore our profit margins. At certain levels, prices may make our products uneconomical to produce, as we may be unable to pass the full amount of feedstock cost increases on to our customers. The prices of many of these feedstocks are cyclical and volatile. While our biocatalysts are able to process a variety of feedstocks to make chemical intermediates, our ability to deliver products to our customers in a timely and cost-effective fashion may be impacted by the need to substitute feedstocks because of price fluctuations.

We may experience delayed production, reduced output and reduced revenues if the cost or availability of feedstocks or other factors require us to change feedstocks.

The production of our products will require large volumes of feedstocks. Although our process can utilize a wide variety of feedstocks, we cannot predict the future availability of such feedstocks or be sure that our suppliers, who we expect to supply the feedstocks necessary to produce our products, will be able to supply it in sufficient quantities or in a timely manner. The supply of feedstocks might be impacted by growing-season disruptions, crop yields, crop disease, droughts, floods, infestations, natural disasters, farming decisions or government policies and subsidies. In particular, weather conditions have historically caused volatility in the sugar industries by causing crop failures or reduced harvests. Excessive rainfall can adversely affect the supply of certain feedstocks by reducing the sugar content and limiting growers’ ability to harvest the crop. Crop disease and pestilence can adversely affect growth, potentially rendering unusable all or a substantial portion of affected harvests. The limited amount of time during which certain feedstocks retain their sugar content after harvest also limits our ability to substitute supply, if necessary.

We cannot assure you that our biochemicals, including biosuccinic acid, will be accepted by our target customers.

If we fail to successfully market our biosuccinic acid and other chemical intermediates to our target customers, our business, financial condition and results of operations will be adversely affected. The markets we intend to enter first are those for chemical intermediates used by large consumer products or chemical companies. In entering these markets, we intend to sell our products as alternatives to current petroleum-based intermediates. Although a significant market currently exists for succinic acid produced from petroleum, to our knowledge, biosuccinic acid has never been produced or sold at a commercial scale. Many potential chemical industry customers have invested substantial amounts of time and money in developing petroleum-based production channels. These potential customers for our products, including biosuccinic acid, generally have well-developed manufacturing processes and, in many instances, arrangements with suppliers of the components of their products. Pre-existing contractual commitments, unwillingness to invest in new infrastructure, distrust of new production methods and long-term relationships with current suppliers may all slow market acceptance of our biosuccinic acid and our other biochemicals. Furthermore, most producers of plastics and specialty chemicals that rely on succinic acid as a chemical intermediate have been producing their succinic acid requirements internally. As such, there is only a small merchant market for succinic acid.

We will be dependent initially on three customers.

We have supply agreements with three customers requiring that they purchase 100% of their succinic acid requirements from us. These supply agreements do not require these customers to purchase a minimum quantity of succinic acid from us. Although we expect that these purchasers will consume a substantial portion, and prospectively all, of the Louisiana Plant’s production capacity, we cannot be certain that these customers’ requirements will meet our expectations.

Two of these customer contracts require us to negotiate initial pricing of our product and to renegotiate pricing on a quarterly basis. These and other provisions of these contracts could result in disputes or stand-offs with these customers, disrupting our product sales. We are in discussions with these customers to agree on a pricing formula, but we may not succeed in doing so.

In addition, substantially all of our revenues will be derived, initially and for the foreseeable future, from these three customers. This customer concentration increases the risk of volatility in our revenues and operating results. Moreover, under specified circumstances, these customers are permitted to cancel their agreements with us. The loss or reduction of business from any one or more of these customers could materially adversely affect our revenues, financial condition and results of operations. We have indications of interest from others to purchase quantities of our biosuccinic acid. However, even if one of these substitute purchasers were willing to purchase excess supply, we would likely experience a temporary disruption in product sales, which would adversely affect our revenues.

We have limited experience in structuring arrangements with customers for the purchase of our biochemicals, including biosuccinic acid, and we may not be successful in this essential aspect of our business.

To date, we have generated limited revenues from sales of our commercial products and have limited experience operating in our customers’ industries and interacting with the customers that we are targeting. Developing that expertise may take longer than we expect and will require that we expand and improve our sales and marketing infrastructure. These activities could delay our ability to capitalize on the opportunities that our technology and products present, and may prevent us from achieving commercialization of our initial products. Our target customers are generally much larger than we are and have substantially longer operating histories in the specialty chemicals industry than we have. As a result, we may not be effective in negotiating or managing the terms of our relationships with these companies, which could adversely affect our future results of operations.

We may be unable to produce biosuccinic acid and other biobased intermediates in accordance with customer specifications.

It is critically important that we are able to meet customers’ product and volume specifications. If we fail to do so, prospective customers will not purchase from us and existing customers could terminate their agreements with us. While our biosuccinic acid will be sold in various grades, failure to successfully meet the specifications of our customers and potential customers for succinic acid and other chemical intermediates would decrease demand for our production and significantly hinder market adoption of our product.

Even if we produce our products at our contractual or targeted specifications, as the case may be, we may face delays or reduced demand for our product related to current or future customer qualification trials that could take several months. For our biosuccinic acid to be accepted, our customers may need to test and certify it for use in their processes and, in some cases, determine whether products that contain our biosuccinic acid satisfy additional third-party specifications. We may need to demonstrate to our customers that our biosuccinic acid does not contain impurities that cause our product to behave differently than the petroleum-based equivalent in a way that impacts their end product quality. Our customers, in turn, may need to validate the use of our biosuccinic acid in products produced for third parties. Meeting these suitability standards could be a time-consuming and expensive process, and we may invest substantial time and resources into such qualification efforts without ultimately securing approval by our customers. This could materially and adversely impact revenues until customer qualification is achieved and maintained.

A significant decline in the price of petroleum and petroleum-based products may reduce demand for our biosuccinic acid.

Based on our current financial modeling, if the price of oil falls below $45 per barrel for a sustained period, we will be unable to manufacture biosuccinic acid as a cost-effective alternative to competing petroleum-based products, which will result in lost sales and would adversely impact our operating results. We anticipate that biosuccinic acid will be marketed as an alternative to corresponding petroleum-based products. World prices for oil have fluctuated widely in recent years. For example, during 2008 the average market price per barrel of West Texas Intermediate crude oil ranged from a low of $30.81 to a high of $145.66 and was $91.30 as of June 27, 2011. We expect that prices will continue to fluctuate in the future. Declining oil prices, or the perception of a future decline in oil prices, may adversely affect the prices we can obtain from our potential customers or prevent potential customers from entering into agreements with us to buy our products.

We expect to face competition for our biochemical intermediates, often from companies with greater resources and experience than us.

In the industrial biochemical market, we expect to face vigorous competition from both the traditional, largely petroleum-based chemicals that are currently used in our target markets and from alternatives to these existing products, such as other biobased chemicals. We may not compete effectively against incumbent petroleum-based products. Petroleum-based products have dominated the market for many years, and there is substantial existing infrastructure designed for petroleum-based intermediates, which may impede our ability to establish a position in these markets. Producers of these incumbent products include global oil companies, large international chemical companies and other companies specializing in specific chemicals. We may also compete in one or more of these markets with products that are offered as alternatives to the traditional petroleum-based or other traditional products being offered in these markets. Our potential customers generally have well-developed manufacturing processes and arrangements with suppliers of the chemical components of their products and may resist changing these processes and components. Many of our prospective competitors are better capitalized, with larger research and development departments and budgets, and have well-developed distribution systems and networks for their products.

In addition, our potential customers frequently impose lengthy and complex product qualification procedures on their suppliers, influenced by consumer preference, manufacturing considerations such as process changes and capital and other costs associated with transitioning to alternative components, supplier operating history, regulatory issues, product liability and other factors. Satisfying these processes may take many months or years. If we are unable to convince these potential customers that our biosuccinic acid and our other chemical intermediates are comparable or superior to the alternatives that they currently use, we will not be successful in entering these markets.

We believe the primary competitive factors in the industrial biochemical market are:

•	product price;

•	product performance and other measures of quality;

•	infrastructure compatibility of products;

•	sustainability; and

•	dependability of supply.

We believe that for our biochemicals to succeed in the market, we must demonstrate that our products are comparable, attractive alternatives to existing products and to any alternative products that are being developed for the same markets based on some combination of product cost, availability, performance and consumer preference characteristics. We may not be able to compete effectively against these other products.

Technological innovation could render our products and processes obsolete.

The biochemical industry is characterized by rapid technological change. Our success will depend on our ability to maintain a competitive position with respect to technological advances. Our technologies and products may be rendered obsolete or uneconomical by technological advances, more efficient and cost-effective biocatalysts or entirely different approaches developed by one or more of our competitors.

WE ARE HIGHLY DEPENDENT ON THIRD PARTIES WITH WHICH WE HAVE ENTERED INTO, OR ARE SEEKING TO ENTER INTO, STRATEGIC COMMERCIAL RELATIONSHIPS

Our commercialization strategy relies heavily on negotiating a definitive agreement with Davy Process Technology.

We plan to market our biosuccinic acid as a drop-in chemical intermediate for use in established processes for the production of industrial and specialty chemicals. In February 2011, we signed a non-binding memorandum of understanding with Davy Process Technology Limited, or Davy, to enter into a definitive joint development agreement. Under the agreement, Davy would test and approve our biosuccinic acid as a drop-in feedstock replacement for petroleum-derived maleic anhydride within Davy’s process for the production of butanediol, or BDO.

The proposed joint development agreement would require Davy to perform, at its expense, the engineering, development and pilot plant work necessary for it to guarantee to its customers that our biosuccinic acid will work for existing Davy process production facilities. We cannot be certain that Davy would be satisfied with its findings, that Davy would offer the guarantee sought or, if the use of our biosuccinic acid is guaranteed for Davy BDO process licensees, that Davy would expend the resources necessary to continue to guarantee our biosuccinic acid for use in its process. If we do not enter into the proposed joint development agreement, our business and prospects could be materially and adversely affected.

BDO producers that use Davy’s process represent a substantial portion of our target customer base. If Davy will not guarantee that our biosuccinic acid will work in the Davy BDO process, our addressable market for biosuccinic acid will be dramatically reduced.

Our plant construction and project finance strategy relies heavily on our relationship with Uhde.

In September 2009 and October 2009, we signed two Alliance Agreements with Uhde. These contracts require that Uhde and we work collaboratively and exclusively to incorporate each party’s proprietary technology in the development of our plant. Pursuant to the Alliance Agreements, Uhde will integrate our fermentation technology with its separation technology in the plant design and, on a project-by-project basis, provide process and performance guarantees on mutually agreeable terms for our biochemical plants around the world. If we and Uhde are unable to agree upon the terms and conditions by which Uhde would provide process and performance guarantees for the operational outputs of our plant, we could have difficulty performing our obligations to our customers, and it could become more difficult for us to secure and maintain project financing for our proposed industrial biochemical plants on terms favorable to us, if at all. Since adapting our technology to commercial-scale production and building plants to use our technology is a major part of our commercialization strategy, losing our exclusive alliance with Uhde would likely slow our technological and commercial development. It could also force us to find a new contractor with less experience than Uhde in designing and building industrial biochemical plants or to invest the time and resources necessary to build plants on our own. This could substantially hinder our ability to expand our production capacity and could severely impact our performance. If Uhde fails to fulfill its obligations to us under our agreements or our competitors obtain access to Uhde’s expertise, our ability to realize continued development and commercial benefits from our alliance could be impaired. Accordingly, if we lose our exclusive alliance with Uhde or Uhde terminates or breaches its agreements with us, our business and prospects could be adversely affected.

Our potential relationship with PTTCH may have a substantial impact on us.

We are negotiating a joint venture agreement and licensing arrangement with PTT Chemical Public Company Limited, or PTTCH, a large Thailand-based petrochemical producer and the parent company of our largest stockholder, which we envision we will finalize and execute shortly. As part of the joint venture, we would grant a license to the joint venture under our intellectual property to commercialize our technology exclusively within the ASEAN countries. The license agreement under discussion would provide for payments to us with respect to royalties based on product sales, maintenance fees and our pro rata share of joint venture earnings. The joint venture also calls for a research and development collaboration between us and PTTCH to, among other things, validate and optimize our biocatalysts and regional feedstocks for use in the ASEAN countries.

The consummation of our joint venture and licensing agreement with PTTCH is subject to the negotiation and execution of transaction documentation, including intellectual property licenses and sublicenses. We may not enter into the joint venture and licensing agreement with PTTCH on the timing we expect or at all. If the joint venture company is formed, we do not know whether we will receive any benefits from it. If the proposed joint venture and licensing agreement with PTTCH is not consummated, our business and prospects could be adversely affected.

We rely on our other strategic partners and collaborators, and our failure to successfully manage these relationships could delay us from developing and commercializing many of our products and achieving or sustaining profitability.

We expect that our ability to maintain and manage collaborations in our markets, like those we intend to establish with Davy, Uhde and PTTCH, will be significant factors to the success of our business. We have limited or no control over the amount or timing of resources that any third party commits to negotiating a collaboration with us or, if negotiated and entered into, the timing or amount of resources that a collaboration partner will commit. Davy, PTTCH or any other third party with which we are in negotiations may experience a change of policy or priorities and may discontinue negotiations with us. Any of our strategic partners or collaborators may fail to perform their obligations as expected. These strategic partners and collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our strategic partners and collaborators may not develop products arising out of our collaborative arrangements or devote sufficient resources to the development, manufacture, marketing, or sale of our existing and future products. Moreover, disagreements with a strategic partner or collaborator regarding strategic direction, economics of our relationship, intellectual property or other matters could develop, and any such conflict could reduce our ability to enter into future collaboration agreements and negatively impact our relationships with one or more existing strategic partners or collaborators. If any of these events occur, or if we fail to maintain our agreements with our strategic partners and collaborators, we may not be able to commercialize our existing and future products, further develop our business, or generate sufficient revenues to support our operations.

Additionally, our business could be negatively impacted if any of our strategic partners or collaborators undergoes a change of control or assigns the rights or obligations under any of our agreements. If any of our strategic partners or collaborators were to assign these agreements to our competitors or to a third party who is not willing to work with us on the same terms or commit the same resources as the current strategic partner or collaborator, our business and prospects could be adversely affected.

OTHER RISKS ASSOCIATED WITH OUR BUSINESS OPERATIONS

We may not be successful in identifying market needs for new technologies and in developing new products to meet those needs.

The success of our business model depends in part on our ability to identify additional market opportunities for our biochemicals. The materials and manufacturing technologies we research and develop are new and continuously changing and advancing. The biochemicals that are derived from these technologies may not be applicable or compatible with demands in existing or future markets. Furthermore, we may not be able to identify new opportunities as they arise for our products since future applications of any given product may not be readily determinable, and we cannot reasonably estimate the size of any markets that may develop. If we are not able to successfully develop new products, we may be unable to expand our business beyond biosuccinic acid.

Ethical, legal and social concerns about genetically engineered products and processes, and similar concerns about feedstocks that could be used for food production, could limit or prevent the use of our products, processes and technologies and limit our revenues.

The use of genetically-engineered products and processes is subject to laws and regulations in many countries, some of which are new or still evolving. Public attitudes about the safety and environmental hazards of genetically-engineered products and processes, and ethical concerns over genetic research, could influence public acceptance of our technology, process and products.

Our ability to develop and commercialize one or more of our technologies, products, or processes could be limited by the following additional factors:

•	public attitudes regarding, and potential changes to laws governing, ownership of genetic material, which could harm our intellectual property rights with respect to our genetic material and discourage others from supporting, developing or commercializing our products, processes and technologies;

•	public attitudes and ethical concerns surrounding production of feedstocks on land which could be used to grow food, which could influence public acceptance of our technologies, products and processes; and

•	governmental reaction to negative publicity concerning genetically engineered organisms, which could result in greater government regulation of genetic research and derivative products or feedstocks produced on land that could be used to grow food, which could result in greater government regulation of feedstock sources.

The subjects of genetically engineered organisms and food versus fuel have received negative publicity, which has aroused public debate. This adverse publicity could lead to greater regulation and trade restrictions on imports of genetically engineered products or feedstocks grown on land suitable for food production. These trends could result in increased expenses, delays or other impediments to our programs or the public acceptance and commercialization of our products.

Our initial production of biosuccinic acid will be conducted at a single location, which makes us susceptible to disasters.

Our biosuccinic acid production will initially be conducted at a single location in Lake Providence, Louisiana. We plan to take precautions to safeguard this facility from natural and other disasters, through insurance, hazard protection, health and safety protocols and off-site storage of critical research results and computer data. However, a natural disaster, such as a fire, flood, hurricane, tornado, earthquake or an international act of sabotage or terrorism, could cause substantial delays in our operations, damage or destroy our manufacturing equipment, feedstocks, or product inventory, and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case. For example, the Louisiana Plant will be located on a site adjacent to the Mississippi River. Recent flooding on the river has brought disastrous results to businesses, farms and residences located in the vicinity. While to date we have experienced no flooding, we could be affected by similar events in the future.

If we lose key personnel or are unable to attract and retain additional key personnel, it could harm our research and development efforts, delay the commercialization of our products, delay launch of products in our development pipeline and impair our ability to meet our business objectives.

Our business involves complex operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in the many areas necessary for our operations. The loss of any key member of our management team or key research and development or operational employees, or the failure to attract and retain such employees, could prevent us from developing and commercializing our products for our target markets and executing our business plans.

We may not be able to attract or retain qualified employees due to the intense competition for qualified personnel among biotechnology and other technology-based businesses, particularly in the biorenewables area, or due to the scarcity of personnel with the qualifications or experience necessary for our business. Hiring, training and successfully integrating qualified personnel into our operation is lengthy and expensive. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills and understanding of our technology and anticipated products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience staffing constraints that will adversely affect our ability to support our internal research and development programs or satisfy customer demands for our products. In particular, our product development and research and development programs are dependent on our ability to attract and retain highly skilled scientific, technical and operational personnel. Competition for such personnel from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms, or at all. All of our employees are at-will employees, which means that either the employee or we may terminate their employment at any time.

We use hazardous materials in our business and must comply with applicable environmental laws and regulations. Any claims relating to improper handling, storage or disposal of these materials or noncompliance with applicable laws and regulations could be time consuming and costly and could adversely affect our business and results of operations.

We use hazardous chemicals and biological materials in our business and are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials both in the U.S. and overseas. Although we have implemented safety procedures for handling and disposing of these materials and waste products, we cannot be sure that our safety measures are compliant with legal requirements or adequate to eliminate the risk of accidental injury or contamination. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. There can be no assurance that we will not violate environmental, health and safety laws as a result of human error, accident, equipment failure or other causes. Compliance with applicable environmental laws and regulations is expensive and time consuming, and the failure to comply with past, present, or future laws could result in the imposition of fines, third-party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations. Our liability in such an event may exceed our total assets. Liability under environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. Accordingly, violations of present and future environmental laws could restrict our ability to expand facilities, or pursue certain technologies, and could require us to acquire equipment or incur potentially significant costs to comply with environmental regulations.

WE ARE SUBJECT TO A VARIETY OF UNCERTAINTIES AND RISKS RELATING TO OUR AND THIRD PARTIES’ INTELLECTUAL PROPERTY

Our patent rights may not provide commercially meaningful protection against competition.

Our success will depend in part on our ability to obtain patents and other intellectual property rights to protect our products from competition. We have adopted a strategy of seeking patents and patent licenses in the U.S. and in certain foreign countries with respect to certain technologies used in, or relating to, our products and processes.

The scope and validity of patents and success in prosecuting patent applications involve complex legal and factual questions, and the issuance, scope, validity, and enforceability of a patent cannot be predicted with any certainty. Patents issued or licensed to us may be challenged, invalidated or circumvented. Moreover, third parties could practice our inventions in secret and in territories where we do not have patent protection. Such third parties may then try to sell or import products made using our inventions in and into the U.S. or other territories. We may be unable to prove that such products were made using our inventions. Additional uncertainty may result from patent reform legislation proposed by the U.S. Congress and other national governments and from legal precedent as handed down by the U.S. Court of Appeals for the Federal Circuit, the U.S. Supreme Court and the courts of other countries, as they determine legal issues concerning the scope, validity and construction of patent claims. Because patent applications in the U.S. and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publication of discoveries in the scientific literature often lags behind the actual discoveries, there is additional uncertainty as to the inventorship, and therefore the validity, of any issued patents. Accordingly, we cannot be certain that any of our patent applications will result in issued patents, or even if issued, be sure of their validity or enforceability. Moreover, we cannot predict whether any of our patent rights will be broad enough in scope to provide commercial advantage and prevent circumvention. In any event, patents are enforceable only for a limited term.

We may not be able to enforce our intellectual property rights throughout the world.

We plan in the future to build, or partner with others in building, manufacturing facilities using our technologies in countries other than the United States. However, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Many companies have encountered significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to bioindustrial technologies. This could make it difficult for us to stop the infringement of our patents or misappropriation of our other intellectual property rights. Proceedings to enforce our patents and other proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property rights in such countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

We may not be able to operate our business without infringing third-party patents.

Our ability to commercialize our proposed products depends on our ability to develop, manufacture, market and sell our proposed products without infringing the proprietary rights of third parties. Numerous U.S. and foreign patents and pending patent applications owned by third parties exist in fields that relate to our proposed products and our underlying methodologies and discoveries. Third parties may allege that our proposed products or our methods infringe their intellectual property rights. If we are found to infringe their intellectual property rights, we could be prohibited from commercializing the infringing product unless we obtain a license to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign our products, biocatalysts or processes to avoid infringement. Even if we are able to redesign our products, biocatalysts or processes to avoid an infringement claim, our efforts to design around the patent may lead to an inferior or more costly product. A court could also order us to pay compensatory damages for any infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently prohibit us and our customers from making, using, selling or offering to sell one or more of our products, or could enter an order mandating that we undertake certain remedial activities.

In addition to our patent rights, we rely in part on trade secrets to protect our technology. Trade secrets can be difficult to protect and enforce.

We rely on trade secrets to protect some of our technology, particularly where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain and protect. Our strategy for scale-up of production requires us to share confidential information with our business partners and other parties. Our business partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time consuming and uncertain. In addition, foreign courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them. Our failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If our biocatalysts, or the genes that code for our biocatalysts, are stolen, misappropriated or reverse engineered, others could use these biocatalysts or genes to produce competing chemical intermediates.

A number of third parties, including various collaborators, tolling plant operators, university scientists and researchers, customers and those involved in the shipping and handling of our biocatalysts and our primary fermentation products, have access to our proprietary biocatalysts. If our biocatalysts, or the genes that code for our biocatalysts, were stolen, misappropriated or reverse engineered based on our disclosures in our patent applications, they could be used by other parties for their own commercial gain. If this were to occur, it could be difficult for us to discover or challenge this type of use, especially in countries with limited intellectual property protection.

Our rights to key intellectual property are licensed to us. Termination of the related agreements would be highly detrimental to us.

We are a party to certain license agreements, including our license agreements with the University of Florida Research Foundation, Inc., pursuant to which we license key intellectual property underlying technology used in our business. These license agreements impose various diligence, milestone, payment, royalty, insurance and other obligations on us. If we fail to comply with any of these obligations, the licensors may have the right to reduce an exclusive license of intellectual property to a nonexclusive license or to terminate the license completely, in which case our competitors may gain access to these important licensed technologies or we may be unable to develop or market products covered by the licensed intellectual property. If we lose rights that are important to our biosuccinic acid or other biochemical production, our business would be materially adversely affected. We may enter into additional licenses in the future, and if we fail to comply with obligations under those agreements, we could suffer similar consequences.

Certain colleges and universities that license intellectual property to us receive funding from U.S. government agencies, which could negatively affect our intellectual property rights.

Some of the research undertaken by the university technology offices with which we have relationships have been funded by grants from U.S. government agencies. When new technologies are developed with U.S. government funding, the government obtains certain rights in any resulting patents and technical data, generally including, at a minimum, a nonexclusive license authorizing the government to use the invention or technical data for noncommercial purposes. U.S. government funding must be disclosed in any resulting patent applications, and our rights in such inventions will normally be subject to government license rights, periodic progress reporting, foreign manufacturing restrictions and march-in rights. March-in rights refer to the right of the U.S. government, under certain limited circumstances, to require us to grant a license to technology developed under a government grant to a responsible applicant, or, if we refuse, to grant such a license itself. March-in rights can be triggered if the government determines that we have failed to work sufficiently towards achieving practical application of a technology or if action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. If we breach the terms of our grants, the government may gain rights to the intellectual property developed in our related research.

Furthermore, the terms of our research grants from U.S. government agencies may prohibit us from using the new technologies we have developed using those grants in non-U.S. manufacturing plants, which could adversely affect our business. Under the Bayh-Dole Act of 1980, a party that acquires an exclusive license for an invention that was funded in whole or in part by a federal research grant is subject to the following government rights:

•	products using the invention that are sold in the U.S. are to be manufactured substantially in the U.S., unless a waiver is obtained;

•	the government may force the granting of a license to a third party who will make and sell the needed product if the licensee does not pursue reasonable commercialization of a needed product using the invention; and

•	the U.S. government may use the invention for its own needs.

If we fail to meet these guidelines, we would lose our exclusive rights to these inventions and we would lose potential revenue derived from these inventions.

We may not retain exclusive rights to intellectual property created as a result of our collaborations.

We are negotiating a joint development agreement with Davy and a joint venture and licensing arrangement with PTTCH and have established a partnership with Uhde, each of which involves, or would involve if a binding agreement were signed, joint venture research and development efforts. We share, and would share, to various degrees, intellectual property we jointly develop. Such provisions may limit our ability to gain commercial benefit from some of the intellectual property we develop and may lead to costly or time-consuming disputes with parties with whom we have commercial relationships over rights to certain innovations.

Patent disputes and litigations can be expensive.

Because of the uncertainties involved in the issuance and enforcement of patents, and the value of a broadly interpreted patent, patent disputes and litigations are common. We may become involved in patent disputes relating to infringement of our technology, with third-parties asserting “blocking patents,” with our licensors or licensees, with collaborators and with employees, among others. Patent disputes can take years to resolve, can be very costly and can result in loss of rights, injunctions and substantial penalties. Moreover, patent disputes and related proceedings can distract management’s attention and interfere with running the business.

FINANCING UNCERTAINTIES CREATE RISKS FOR US

We may require substantial additional financing to achieve our goals. If we cannot raise capital when needed or on acceptable terms, we could be forced to delay, limit, reduce or terminate our development and commercialization efforts.

Since our inception, most of our resources have been dedicated towards research and development and otherwise investigating the technological and commercial feasibility of our technology in our laboratories and at third-party tolling facilities. We have consumed substantial amounts of capital since our inception in 2009 for our research and development activities. For the year ended December 31, 2010, we used $9.4 million to fund our operating and investing activities. Although we believe our existing cash resources of $50.7 million as of March 31, 2011, including the $15.2 million of restricted cash for the Louisiana Plant, plus the proceeds of this offering, will be sufficient to fund our anticipated cash requirements for at least the next 24 months, we may require significant additional financing in the future to fund our operations. We believe that we will continue to expend substantial resources for the foreseeable future on further developing our technologies and developing commercial-scale industrial biochemical plants. These expenditures will include costs associated with research and development, developing, building and operating industrial biochemical plants, acquiring or constructing storage facilities and negotiating agreements for the purchase of feedstocks and the sale of biosuccinic acid and other biochemicals that we plan to produce. In addition, unanticipated costs may arise. Because the costs of developing our technology at a commercial scale are highly uncertain, we cannot estimate with certainty the amounts necessary to successfully commercialize our production.

To date, we have funded our operations primarily through equity issuances, debt and government awards. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and government awards, will allow us to take a substantial step toward implementing our strategy. However, based on our current plans and expectations, we will require additional funding to achieve our production and sales objectives for the next several years. In addition, the cost of preparing, filing, prosecuting, maintaining and enforcing patent, trademark and other intellectual property rights and defending ourselves against potential claims by others that we are violating their intellectual property rights may be significant. Moreover, our plans and expectations may change as a result of factors currently unknown to us, and we may need additional funds sooner than planned. We may also choose to seek additional capital sooner than required due to favorable market conditions or strategic considerations.

Our future capital requirements will depend on many factors, including:

•	the timing of, and costs involved in, developing and scaling up our technologies for commercial-scale production of biosuccinic acid and other chemical intermediates;

•	the timing of, and costs involved in, developing and building the Louisiana Plant and other industrial biochemical manufacturing plants;

•	the cost of operating and maintaining our manufacturing plants;

•	our ability to gain market acceptance for biosuccinic acid;

•	the requirements for biosuccinic acid of our initial three customers and whether they comply with their supply agreements with us by purchasing those requirements from us;

•	our ability to negotiate additional supply arrangements for our biosuccinic acid and other biochemicals and the timing and terms of those sales;

•	our ability to negotiate supply agreements for the purchase of the feedstocks required in our production process and for the sale of biosuccinic acid and other biochemicals we produce and the timing and terms of those agreements;

•	our ability to sell ammonium sulfate, a co-product of producing biosuccinic acid, and the timing and terms of those sales;

•	our ability to enter into binding collaboration agreements with Davy, PTTCH and others, to maintain those relationships and the timing and terms of those arrangements; and

•	the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent, trademark and other intellectual property claims, including litigation costs and the outcome of such litigation.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If needed funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate:

•	our research and development activities;

•	our plans to build biosuccinic acid and other biochemical manufacturing plants;

•	our production of biosuccinic acid at our plants; and

•	our ability to discover, develop, scale-up and produce additional biochemicals and products from our pipeline.

Additional financing may not be available to us when and if we need it, on commercially reasonable terms, or at all. Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through strategic collaborations, private or public sales of our securities, debt financings, governmental awards, or by licensing our technology. Further, additional funding may significantly dilute existing stockholders.

Our government award from the DOE is subject to certain conditions and obligations.

We are the recipient of an award from the U.S. Department of Energy providing for a 50/50 cost share for our Louisiana Plant, with up to $50 million reimbursable by the DOE. We have already received and spent $10.4 million under this award as of March 31, 2011. The terms of this award require us to use the funds to design, build and operate our Louisiana Plant to develop U.S.-based production capabilities for renewable chemicals derived from grain sorghum and other lignocellulosic feedstocks for a period of approximately 1,100 hours. Under this award, we are required to fund an additional $39.6 million in cost-sharing expenses to build the Louisiana Plant and to reserve $15.2 million in cash contingency. Generally, government award agreements have fixed terms and may be terminated, modified or recovered by the granting agency under certain conditions. If the Department of Energy later terminates its funding agreement with us, our ability to complete the construction of the Louisiana Plant could be impaired, which could harm our business.

The planned expansion of our Louisiana Plant will depend on infrastructure improvements that will be paid for and undertaken by the Lake Providence Port Commission and the State of Louisiana.

The Lake Providence Port Commission and the State of Louisiana have committed a combined total of $16 million to support infrastructure improvements at the site of our Louisiana Plant, $6 million of which has already been spent on engineering and related fees. These infrastructure improvements will be necessary to support the proposed expansion of the Louisiana Plant. If the Lake Providence Port Commission or the State of Louisiana later terminate their commitments to provide funding for and make the infrastructure improvements referenced above, production prospects could be impaired, which could harm our business.

We may seek to obtain additional government awards and subsidies in the future to offset all or a portion of the costs of building or retrofitting new biochemical manufacturing plants and research and development activities. We cannot be certain that we will be able to secure any such additional government awards or subsidies. Our existing funding or any new government awards that we may obtain may be terminated, modified or recovered by the granting governmental body under certain conditions. Various governments have grant, loan and subsidy programs focused on the development of clean technologies, including alternatives to petroleum-based products and the reduction of carbon emissions. Such government programs could lead to increased funding for our competitors or a rapid increase in the number of competitors within those markets.

We may experience shortfalls in our funding of the Louisiana Plant.

We expect to pay for the completion of the Louisiana Plant, including construction and start-up costs, with the net proceeds of the $50 million award from the DOE and $10 million in infrastructure improvements from the Lake Providence Port Commission and the State of Louisiana and the balance from our own funds. We have estimated the $103 million cost to complete the Louisiana Plant, which includes working capital, fees and expenses, based upon a competitive bidding process for various equipment and construction packages designed by our engineering partners. Most of the equipment and construction packages were provided on a lump sum basis, so the costs for these are firm, but are subject to additional costs for design changes. Cost overruns or other unexpected difficulties could result in additional costs in excess of the amount that we have reserved for construction contingencies, which could require additional funding. Such funds may not be available when we need them, on terms that are acceptable to us or at all, which could delay or prevent our initial commercial production of biosuccinic acid. If there are difficulties, delays or other unforeseen issues relating to the construction or operation of the Louisiana Plant, our total investment in the plant may increase significantly and the revenue from sales, if any, of biosuccinic acid and our other biochemical intermediates produced at the plant and the distribution of profits, if any, may be delayed.

OTHER RISKS YOU WOULD FACE AS AN INVESTOR

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. When this offering is completed, assuming the sale of           shares of common stock in this offering, our three largest stockholders as of           , 2011 will beneficially own, collectively, approximately     % of our outstanding common stock. If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline.

Upon completion of this offering we will have           outstanding shares of common stock, which excludes shares subject to outstanding options and warrants. All of the shares we sell in this offering (except any acquired by our affiliates) will be freely tradable.          shares of common stock will be subject to a 180-day contractual lock-up with the underwriters (which lock-up period may be released at any time and as to any number of shares by the underwriters). Upon expiration of the lockup agreements, these shares will be eligible for immediate resale, subject in some cases to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. These shares represent a substantial majority of our total shares outstanding, and sales of these shares upon expiration of the lock-up could significantly depress our share price.

In addition, as of March 31, 2011, there were 1,534,975 shares issuable under currently outstanding options and warrants (of which 639,170 warrants were exercised on April 12, 2011 at an exercise price of $0.01 per share) that if issued will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act. Moreover, after this offering, the holders of an aggregate of approximately           shares of our outstanding common stock (including shares of our common stock issued and issuable upon the exercise of options or warrants), will have rights, subject to some conditions, to require us to file registration statements covering their shares and to include their shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register           shares of common stock that have been reserved for issuance under our 2011 Omnibus Incentive Plan and our 2011 employee stock purchase plan. To the extent any of these registered shares are issued, subject to any applicable vesting requirements they can be freely sold in the public market subject to the 180-day lock-up periods under the lock-up agreements described in the “Underwriting” section of this prospectus.

Concentration of ownership among our existing officers, directors and principal stockholders may prevent other stockholders from influencing significant corporate decisions and depress our stock price.

Assuming that           shares are sold in this offering, our officers, directors and existing stockholders who beneficially own at least 5% of our stock will together beneficially own approximately      % of our outstanding common stock following the completion of this offering. As of March 31, 2011, PTT Chemical International Private Limited, a wholly-owned subsidiary of PTTCH, Plainfield Finance II LLC/Plainfield Direct LLC and Norwood LDK, LLC, the entity through which our chief executive officer, Stephen J. Gatto, holds his shares in the company, beneficially owned approximately 47.9%, 26.4% and 13.9% of our common stock, respectively. If these officers, directors, and principal stockholders or a group of our principal stockholders act together, they will be able to exert a significant degree of influence over our management and affairs and control matters requiring stockholder approval, including the election of directors and approval of mergers or other business combination transactions. The interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders. For instance, officers, directors, and principal stockholders, acting together, could cause us to enter into transactions or agreements that we would not otherwise consider. Similarly, this concentration of ownership may have the effect of delaying or preventing a change in control of our company otherwise favored by our other stockholders. This concentration of ownership could depress our stock price.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price in this offering will be substantially higher than the tangible book value per share of shares of our common stock immediately after the offering. Tangible book value means the total value of our tangible assets less our total liabilities divided by the number of shares of our common stock outstanding. We call the difference between the price per share paid by investors in this offering and the tangible book value per share immediately after this offering “book value dilution,” or simply “dilution.” To the extent outstanding options and warrants to purchase shares of common stock are exercised, there will be further dilution. For further information on this calculation, see “Dilution” elsewhere in this prospectus.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in “Use of proceeds” elsewhere in this prospectus, we will have broad discretion in the application of the net proceeds. Our failure to apply these net proceeds effectively could affect our ability to continue to develop and sell our products and grow our business, which could cause the value of your investment to decline.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as related rules implemented by the Securities and Exchange Commission, or the SEC, and The Nasdaq Stock Market, impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to maintain director and officer liability insurance.

If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, SEC rules implemented in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on and, in the event we become an “accelerated filer” as defined in SEC rules, our independent registered public accounting firm to attest to, our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2012. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm determine a “material weakness,” as defined in SEC rules, exists in our internal control over financial reporting, the disclosure of that determination, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including SEC action, ineligibility for short form resale registration, the suspension or delisting of our common stock from the stock exchange on which it is listed and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price and could harm our business.

We are subject to anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law that could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Provisions in our second amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law may delay or prevent an acquisition of us. These provisions may also frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer to acquire our company may be considered beneficial by some stockholders. These provisions are described in detail under the caption “Description of capital stock.”

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	the position of our cash and cash equivalents;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

•	announcements of technological innovations by us, our partners or our competitors;

•	announcements by us, our partners or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	the entry into, modification or termination of licensing arrangements;

•	the entry into, modification or termination of research, development, commercialization, supply or distribution arrangements;

•	additions or losses of customers;

•	additions or departures of key management or scientific personnel;

•	competition from existing products or new products that may emerge;

•	issuance of new or updated research reports by securities or industry analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	general market conditions in our industry; and

•	general economic and market conditions, including the recent financial crisis.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business.” These statements relate to future events or our future financial or operational performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties are contained principally in the section entitled “Risk factors.”

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

In particular, forward-looking statements in this prospectus include statements about:

•	the timing and cost of constructing, operating and expanding the Louisiana Plant and other biochemical production facilities;

•	our expectations of how our biobased production technology will perform at ongoing, commercial scale, especially as to its efficiency and cost;

•	our access to capital, including to the remaining portion of our award from the DOE;

•	the commercial scale-up of our industrial biochemical production, including the timing and volume of our future production;

•	the purchase needs of our initial three customers and our ability to negotiate pricing terms with them and their performance under our supply agreements with them;

•	the availability of suitable and cost-competitive feedstocks;

•	our ability to gain market acceptance for biosuccinic acid and other biochemicals;

•	our ability to produce and sell ammonium sulfate;

•	the expected applications of our products and potential products and addressable markets;

•	the expected cost-competitiveness and relative performance attributes of our biosuccinic acid and the products derived from it;

•	the achievement of advances in our technology platform;

•	the timing of commercial sales of our products, including the timing and terms of supply agreements for the biosuccinic acid that we will produce;

•	our ability to enter into collaborations with Davy, PTTCH and other commercial enterprises, the timing of any such collaboration and our success in obtaining the hoped-for benefits from our current collaborations and any such future arrangements that we may negotiate;

•	the cost of protecting intellectual property rights and/or defending against patent infringement claims, and our ability to compete in the event of an adverse outcome in any legal or administrative proceeding regarding intellectual property rights or patent infringement;

•	customer certification, approval and acceptance of our products;

•	the anticipated sizes of the addressable markets for our products;

•	the future price and volatility of renewable feedstocks; and

•	the future price and volatility of petroleum and products derived from petroleum.

Use of proceeds

We estimate that we will receive net proceeds of approximately $      million from the sale of           shares of common stock in this offering based on an assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase           additional shares, we estimate that our net proceeds will be approximately $      million based on an assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus).

We currently intend to use all or a portion of the net proceeds of this offering, together with $      million of remaining proceeds from a government award, $10 million in infrastructure improvements to be contributed by the Lake Providence Port Commission and the State of Louisiana and $      million of existing cash, cash equivalents and restricted cash to complete the 30 million pound per year plant at the Port of Lake Providence, Louisiana, or the Louisiana Plant (approximately $103 million, which includes working capital, fees and expenses), to fund our expected equity contribution to the expansion of the Louisiana Plant to 170 million pounds per year (estimated at $60 million, which includes working capital, fees and expenses), to pay the dividend accruing on the Class A common stock upon the closing of this offering (which totaled $1,025,753 as of March 31, 2011) and to fund working capital, research and development expenses and other general corporate purposes, which will include expenses and the costs associated with being a public company. We may also use a portion of the net proceeds to acquire other complementary businesses, products or technologies or to make other strategic investments. Although we do not have any current plans or agreements for any specific acquisitions or investments at this time, we believe opportunities may exist from time to time to expand our current business through strategic investments or acquisitions with other companies, products or technologies.

The potential uses of net proceeds from this offering represent our current intentions based upon our present business plans and business conditions. We cannot guarantee the specific amount of the net proceeds that will be used to develop, construct and operate our biochemical production capabilities globally, fund working capital or be used for other general corporate purposes.

Until we apply the net proceeds of this offering to its intended uses, we intend to invest the net proceeds in interest-bearing demand deposit accounts or short-term investment-grade securities. We cannot predict whether these temporary investments of the net proceeds will yield a favorable return, or any return at all.

Dividend policy

We have never declared or paid cash dividends on shares of our common or convertible common stock and currently do not plan to declare or pay cash dividends in the foreseeable future, other than the dividend accruing on the Class A common stock at the rate per annum of 8% per share compounded annually on a cumulative basis, which is to be paid upon the conversion of Class A common stock into common stock upon the closing of this offering. As of March 31, 2011, accrued Class A common stock dividends totaled $1,025,753. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. The payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, requirements under the Delaware General Corporation Law, restrictions and covenants pursuant to any other credit facilities or debt indentures we may enter into, our overall financial condition and any other factors deemed relevant by our board of directors.

Capitalization

The following table sets forth our cash, cash equivalents and restricted cash and our capitalization as of March 31, 2011:

•	on an actual basis; and

•	on a pro forma basis after giving effect to the conversion of all of our outstanding Class A common stock and Class B common stock into 14,259,858 shares of common stock and payment of the Class A common stock cumulative 8% dividend in the amount accrued through March 31, 2011 of $1,025,753 upon completion of this offering, issuance of 639,170 shares of common stock upon the exercise of warrants on April 12, 2011 and the related warrant liability transfer to additional paid in capital in the amount of $2,198,745, and the inclusion of 186,491 shares of restricted stock issued under the 2011 Omnibus Incentive Plan; and

•	on a pro forma, as adjusted basis to reflect the pro forma adjustments described above, the completion of this offering and our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering of shares at a price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; including the obligatory exercise of warrants exercisable for 17,134 shares of common stock at an exercise price of $6.00 per share and warrants exercisable for 59,231 shares of common stock at an exercise price of $10.00 per share; and the increase to 100,000,000 shares of our common stock authorized for issuance, among other things, effected by the filing of a second amended and restated certificate of incorporation.

The pro forma and pro forma, as adjusted, information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of March 31, 2011
			Pro Forma as
	Actual	Pro Forma	Adjusted

Cash, cash equivalents and restricted cash	$50,692,707	$49,673,346	$

Stockholders’ equity:
Class A common stock, $0.0001 par value per share: 11,214,953 shares authorized and outstanding, actual; 11,214,953 shares authorized, no shares outstanding, pro forma; no shares authorized or outstanding, pro forma, as adjusted	1,121	0		—
Class B common stock, $0.0001 par value per share: 3,044,905 shares authorized and outstanding, actual; 3,044,905 authorized, no shares outstanding, pro forma; no shares authorized or outstanding, pro forma, as adjusted	304	0		—
Preferred stock, $0.0001 par value per share: No shares authorized or outstanding, actual and pro forma; 5,000,000 shares authorized, no shares outstanding, pro forma, as adjusted	—	—		0
Common stock, $0.0001 par value per share: 30,000,000 shares authorized; 8,494,650 outstanding, actual; 30,000,000 shares authorized, 23,580,169 shares outstanding, pro forma; 100,000,000 shares authorized, shares issued and outstanding, pro forma, as adjusted	849	2,358
Additional paid-in capital	72,459,301	74,664,355
Accumulated deficit	(17,493,917)	(18,519,670)

Total stockholders’ equity	$54,967,658	$56,147,043	$

Total capitalization	$54,967,658	$56,147,043	$

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease), our pro forma, as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock shown as issued and outstanding in the table set forth above is based on the number of shares outstanding as of March 31, 2011, and excludes:

•	186,491 shares of restricted stock issued under the 2011 Omnibus Incentive Plan and outstanding (except all of these shares are included in the pro forma and pro forma as adjusted columns);

•	506,250 shares issuable under restricted stock units granted subject to vesting conditions under our 2011 Omnibus Incentive Plan;

•	1,162,043 shares of common stock issuable upon the exercise of options issued under our 2011 Omnibus Incentive Plan and outstanding as of June 27, 2011 at a weighted average exercise price of $12.38 per share;

•	805,191 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at a weighted average exercise price of $2.21 per share (except, as noted, 639,170 of such shares issued upon the exercise of common stock warrants at an exercise price of $0.01 per share on April 12, 2011 are reflected in the pro forma and pro forma as adjusted columns, and the obligatory exercise of warrants exercisable for 17,134 shares of common stock at an exercise price of $6.00 per share and warrants exercisable for 59,231 shares of common stock at an exercise price of $10.00 per share, with net proceeds to the company of $999,364, are reflected in the pro forma as adjusted column);

•	2,139,483 shares of our common stock reserved for future issuance under our 2011 Omnibus Incentive Plan plus any annual increases in the number of shares of common stock reserved for future issuance as provided for in such plan, as described in “Management — Employee Benefits and Stock Plans”; and

•	500,000 shares of common stock reserved for issuance under our 2011 employee stock purchase plan, which will become effective upon completion of this offering.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma, as adjusted net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value at March 31, 2011 was $56.1 million, or $2.38 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock on March 31, 2011, after giving effect to the conversion of all of our outstanding Class A common stock and Class B common stock into shares of our common stock upon completion of this offering, the exercise on April 12, 2011 of 639,170 warrants at an exercise price of $0.01 per share, or the Warrant Exercise, and the related warrant liability transfer to Additional Paid in Capital in the amount of $2,198,745. Our pro forma, as adjusted net tangible book value at March 31, 2011, after giving effect to the Warrant Exercise and the sale by us of           shares of common stock in this offering at an assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would have been approximately $      million, or $      per share. This represents an immediate increase in pro forma, as adjusted net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus), subject to adjustment to reflect the actual offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at March 31, 2011	$2.38
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma, as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $     per share, representing an immediate increase to existing stockholders of $      per share and an immediate dilution of $     per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma, as adjusted net tangible book value by $      million, the pro forma, as adjusted net tangible book value per share by $      per share and the dilution in the pro forma net tangible book value to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table shows, as of March 31, 2011, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The discussion and tables in this section regarding dilution are based on 23,580,169 shares of common stock issued and outstanding as of March 31, 2011 and the $6.00 and $10.00 per share warrant exercise and assumes the conversion of all of our

Class A common stock and Class B common stock into an aggregate of 14,259,858 shares of our common stock upon the completion of this offering and inclusion of the 186,491 shares of restricted stock.

	Shares Purchased			Total Consideration			Average Price per
	Number		Percent	Amount		Percent	Share

Existing stockholders		23,580,169			$74,666,713		$3.17
New investors

Total	$			$			$

The table above, and the information below, assumes that our existing stockholders do not purchase any shares in this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $      million, $      million and $     , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discount and estimated offering expenses payable by us.

The discussion and tables in this section regarding dilution assume the obligatory exercise of warrants exercisable for 17,134 shares of common stock at an exercise price of $6.00 per share and warrants exercisable for 59,231 shares of common stock at an exercise price of $10.00 per share assuming an initial public offering in excess of 1.5 times the exercise price of the warrants, and exclude:

•	506,250 shares issuable under restricted stock units granted subject to vesting conditions under the 2011 Omnibus Incentive Plan;

•	1,162,043 shares of common stock issuable upon the exercise of options issued under the 2011 Omnibus Incentive Plan and outstanding as of June 27, 2011 at a weighted average exercise price of $12.38 per share;

•	59,231 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2011 at an exercise price of $13.00 per share;

•	2,139,483 shares of our common stock reserved for future issuance under our 2011 Omnibus Incentive Plan, plus any annual increases in the number of shares of common stock reserved for future issuance as provided for in such plan, as described in “Management — Employee Benefit and Stock Plans”; and

•	500,000 shares of common stock reserved for issuance under our 2011 employee stock purchase plan, which will become effective upon completion of this offering.

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

•	the number of shares of our common stock held by existing stockholders would decrease to % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors would increase to approximately % of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. If all options and warrants outstanding as of March 31, 2011 had been exercised on such date, our pro forma net tangible book value as of March 31, 2011 would have been $60.3 million, or $2.48 per share, and the pro forma, as adjusted net tangible book value after this offering would have been $      million, or $      per share, causing dilution to new investors of $      per share.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities would result in further dilution to our stockholders.

Selected historical financial data

The following selected historical financial data should be read together with our historical consolidated financial statements and the accompanying notes, included elsewhere in this prospectus, and “Management’s discussion and analysis of financial condition and results of operations.” The selected historical financial data in this section is not intended to replace our historical financial statements and the accompanying notes. For purposes of the disclosure contained in this section, “Myriant”, “Company”, “we”, “us” and “our” refer only to Myriant Corporation and its subsidiaries.

We derived the historical financial statement data as of and for the fiscal year ended December 31, 2008 and for the period from January 1, 2009 to July 15, 2009 from the audited consolidated financial statements of BioEnergy International, LLC, or the Predecessor Company, included elsewhere in this prospectus, and as of December 31, 2009 and 2010, for the period from July 16, 2009 (inception) to December 31, 2009, and for the fiscal year ended December 31, 2010 from our audited consolidated financial statements, included elsewhere in this prospectus. We derived the financial statement data for the years ended December 31, 2007 and 2006 from the Predecessor’s unaudited financial statements, which are not included in this prospectus.

The consolidated statements of operations data for the three months ended March 31, 2010 and 2011 and the consolidated balance sheet data as of March 31, 2011 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of March 31, 2011 and results of operations for the three months ended March 31, 2010 and 2011. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ended December 31, 2011. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus.

The table below sets forth our and the Predecessor Company’s respective consolidated results of operations for the periods shown. The inception of the Company was July 16, 2009. The 2008 results reflect the results of the Predecessor Company for the year ended December 31, 2008. The 2009 results reflect the results of the Predecessor Company for the period from January 1, 2009 through July 15, 2009, which we refer to as the 2009 Predecessor Period, and for us for the period from July 16, 2009 to December 31, 2009, which we refer to as the 2009 Successor Period.

The operations of the Predecessor Company and our company were substantially the same as all assets and liabilities transferred from the Predecessor Company to us, with the exception of certain of the Predecessor Company’s debt and the Predecessor Company’s investment in BioEnergy Holding LLC, as described above. The most notable changes that resulted from the transfer of the chemical intermediates business from the Predecessor Company to us are as follows:

•	The Predecessor Company’s investment in BioEnergy Holding LLC was not transferred to us. This did not have a significant financial impact as there were no earnings or invested capital in the investment.

•	The Predecessor Company’s note payable to BioEnergy Holding LLC, in the amount of approximately $10.0 million at such time with interest at 6%, was not transferred to us.

•	The Predecessor Company’s warrant liability in the amount of $1.5 million was not transferred to us.

Based on our analysis, we concluded that (i) the results of the Predecessor Company’s operations for the year ended December 31, 2008 were comparable to the results of the operations for the 2009 Predecessor Period combined with the 2009 Successor Period and (ii) the results of operations for the 2009 Predecessor Period combined with the 2009 Successor Period were comparable to our results of operations for the year ended December 31, 2010.

The financial statements included in this prospectus do not reflect results of operations, financial position and cash flows as if the Predecessor Company’s biochemical business had been operated as a stand-alone company during all periods presented prior to July 16, 2009 (inception).

	Predecessor Company				Myriant Corporation
				Period from
	Fiscal Year	Fiscal Year	Fiscal Year	January 1, 2009	Period from	Fiscal Year	Three Months Ended
	Ended	Ended	Ended	to July 15,	July 16, 2009 (Inception)	Ended	March 31,
	December 31, 2006	December 31, 2007	December 31, 2008	2009	to December 31, 2009	December 31, 2010	2010	2011
	(Unaudited)	(Unaudited)					(Unaudited)	(Unaudited)

Revenues:
License fee revenue	$267,065	$396,515	$344,860	$71,833	$221,711	$258,241	$—	$—
Management fee revenue-related party	—	—	262,212	267,318	—	3,557,574	600,166	2,519
Development fee revenue-related party	—	—	3,125,714	—	—	—	—	—
Government awards	—	—	—	—	—	10,419,043	1,516,323	—

Total revenues	267,065	396,515	3,732,786	339,151	221,711	14,234,858	2,116,489	2,519

Operating expenses:
Cost of license fee revenue	108,432	135,813	110,020	22,373	73,859	84,600	—	—
Research and development	653,469	1,499,577	4,679,935	3,770,721	2,793,085	15,904,717	2,552,100	1,883,603
Project development	706,666	1,764,244	2,179,965	—	—	—	—	—
General and administrative expense	1,547,540	3,166,646	5,699,186	5,438,073	4,979,186	12,673,247	2,806,285	3,034,498

Total operating expenses	3,016,107	6,566,280	12,669,106	9,231,167	7,846,130	28,662,564	5,358,385	4,918,101

Operating loss	(2,749,042)	(6,169,765)	(8,936,320)	(8,892,016)	(7,624,419)	(14,427,706)	(3,241,896)	(4,915,582)
Other income (expense), net
Interest income	1,477	138,395	60,222	5,385	8,051	87,611	84,844	6,328
Interest expense	(260,268)	(1,959,909)	(1,636,062)	(1,352,767)	(915,804)	(4,470,478)	(628,386)	(12,606,762)
Miscellaneous income	600	—	—	—	—	—	—	8,000
Gain(loss) on foreign currency exchange	—	—	—	(21,721)	—	(5,235)	(3,853)	11,638
Changes in fair value of warrant liability	—	—	—	2,092,643	(515,108)	2,592,979	(823,582)	2,461

Other income (expense), net	(258,191)	(1,821,514)	(1,575,840)	723,540	(1,422,861)	(1,795,123)	(1,370,977)	(12,578,335)
Net loss	(3,007,233)	(7,991,279)	(10,512,160)	(8,168,476)	(9,047,280)	(16,222,829)	(4,612,873)	(17,493,917)
Dividend on Class A common stock	—	—	—	—	—	—	—	(1,025,753)

Net loss attributable to common stockholders	$(3,007,233)	$(7,991,279)	$(10,512,160)	$(8,168,476)	$(9,047,280)	$(16,222,829)	$(4,612,873)	$(18,519,670)

Net loss per unit/share attributable to common stockholders — basic and diluted	$(0.69)	$(1.72)	$(2.14)	$(1.55)	$(1.30)	$(2.31)	$(0.66)	$(2.29)
Weighted average number of units outstanding- basic and diluted	4,358,126	4,655,011	4,918,668	5,285,807	6,953,079	7,009,251	6,982,215	8,092,943
Balance Sheet Data:
Cash, cash equivalents and restricted cash	$1,108,795	7,335,110	624,838		1,467,781	938,197	952,958	50,692,707
Working capital	852,780	7,263,300	(725,839)		(2,158,612)	(6,484,047)	259,761	31,985,396
Total assets	4,797,908	9,172,118	4,761,835		13,169,940	12,450,937	14,119,911	61,134,435
Current and long term notes payable	7,651,771	6,065,567	11,040,091		11,802,522	20,846,719	15,558,424	—
Warrant liability	—	—	—		2,640,435	3,289,625	3,565,123	2,199,585
Stockholders equity (deficit)	(3,270,782)	1,769,985	(8,338,239)		(3,843,892)	(19,540,777)	(8,143,177)	54,967,658

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes and the historical consolidated financial statements and related notes of our Predecessor Company included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk factors.”

OVERVIEW

We are an industrial biotechnology company focused on becoming a low-cost producer of high-value biochemicals that “drop-in” and substitute for traditional petroleum-based industrial chemicals. We have developed a proprietary technology platform that we believe will enable us to manufacture a variety of drop-in chemicals and replacement chemicals for large and growing markets using a broad range of low-cost, renewable and readily available feedstocks. Our technology platform, which we have validated in our laboratories and third-party tolling facilities and commercialized with our licensee, Purac Biochem BV, or Purac, a wholly-owned subsidiary of CSM N.V., is based on a single-step anaerobic fermentation process that allows our microorganisms to grow and simultaneously produce the target product, resulting in greater productivity and yield relative to other known bioproduction processes. We believe that we can produce our target high-value chemical intermediates at an average of half the cost of traditional petrochemical intermediates at a wide range of oil and industrial sugar prices without relying on government subsidies.

We have entered into or intend to enter into strategic relationships with international companies to accelerate the global commercialization of our products and development of our biochemical production capabilities. For example, we signed a non-binding memorandum of understanding, or MOU, to enter into a definitive joint development agreement with Johnson Matthey PLC’s subsidiary Davy Process Technology Limited, or Davy, a developer and licensor of advanced process technologies. Under that agreement, Davy would, upon successful completion of testing and engineering using our biobased succinic acid, or biosuccinic acid, guarantee to its butanediol process licensees that they could use our biosuccinic acid in their butanediol process in place of petroleum-derived maleic anhydride without significant additional capital expenditures. We have also signed exclusive alliance agreements with ThyssenKrupp’s subsidiary Uhde GmbH, or Uhde, a chemical plant engineering company, and its U.S. subsidiary, under which Uhde will integrate our fermentation technology with its separation technology in the plant design and, on a project-by-project basis, provide process and performance guarantees for our future plants on mutually agreeable terms. In addition, we plan to leverage our partnership with PTT Chemical International Private Limited, or CH Inter, our largest stockholder and a subsidiary of PTT Chemical Public Company Limited, or PTTCH, a large Thailand-based petrochemical producer, to access CH Inter’s and PTTCH’s breadth of commercial and technical expertise and extensive knowledge and infrastructure in Asian markets.

Our technology platform enables us to manufacture a variety of drop-in chemicals and replacement chemicals using a broad range of renewable feedstocks. Our proprietary microorganisms can metabolize diverse sugars to create various chemical intermediates such as biosuccinic acid, lactic acid, fumaric acid and acrylic acid. We have in-licensed patent rights relating to certain core technologies from the University of Florida. Prior to our spin-off, the Predecessor Company, BioEnergy International, LLC, a Delaware limited liability company, developed a process to produce D(−) lactic acid using our technology and licensed this process, with associated patent rights, to Purac. These licenses were assigned to us as part of the restructuring described above. The D(−) lactic acid made and sold by Purac represents the first commercial product utilizing our biobased, fermentation technology.

We have signed contracts with three customers who have agreed to buy 100% of each of their annual requirements of succinic acid from us. We expect these three customers will consume a substantial portion, and prospectively all, of this plant’s annual production capacity, based on the customers’ current stated forecasts of their demand. We intend to enter into similar supply arrangements in connection with the planned expansion of our Louisiana Plant to an annual production capacity of 170 million pounds. In addition to biosuccinic acid, we plan to sell ammonium sulfate, or AMS, commonly used as a soil fertilizer, which is generated as a co-product of our process. We signed a contract with Wilson Industrial Sales Company, Inc. to sell all of the AMS produced at the Louisiana Plant during the term of the contract.

We estimate that the total cost to complete our Louisiana Plant will be approximately $103 million, which includes working capital, fees and expenses. We, along with the Lake Providence Port Commission and the State of Louisiana, have already invested over $13 million to prepare the plant’s site for construction. In addition, we were awarded $50 million from the U.S. Department of Energy, or the DOE, in federal cost-share funding under the American Recovery and Reinvestment Act of 2009, which will enable us to complete the Louisiana Plant. This award was made in two phases. The first phase of engineering and piloting, referred to as Budget Period 1, or BP1, was completed on December 31, 2010 and we have received the $10.4 million maximum amount allowed for BP1. The second construction phase, referred to as Budget Period 2, or BP2, with an allowable amount under the award of $39.6 million, is ongoing. Costs eligible for reimbursement in BP2 include those related to the Louisiana Plant’s construction, equipment purchases, testing and operation. As of March 31, 2011, we have not received any of the $39.6 million allowable for BP2. Once the Louisiana Plant is completed, we plan to make significant investments in infrastructure to accommodate the planned expansion. We intend to finance our equity contribution to the expansion of our Louisiana Plant with a combination of cash on hand and a portion of the net proceeds received from this initial public offering of our common stock. We may implement other financing plans if financially attractive options become available.

We may also use a portion of the net proceeds to acquire other complementary businesses, products or technologies or to make other strategic investments. Although we do not have any current plans or agreements for any specific acquisitions or investments at this time, we believe opportunities may exist from time to time to expand our current business through strategic investments or acquisitions with other companies, products or technologies.

The potential uses of net proceeds from this offering represent our current intentions based upon our present business plans and business conditions. As of the date of this prospectus, we cannot guarantee the specific amount of the net proceeds that will be used to develop, construct and operate our biochemical production capabilities globally, fund working capital or be used for other general corporate purposes.

We have also signed a memorandum of understanding with China National BlueStar (Group) Co. Ltd., or BlueStar, to develop a proposal for a jointly-owned 220 million pound biosuccinic acid plant in Nanjing, China, the biosuccinic acid requirements of which would be exclusively supplied by the Company. BlueStar is currently producing BDO utilizing a process licensed from Davy.

We scaled up the production of our biosuccinic acid from an initial fermentation vessel of five liters to 50,000 liters from January 2008 to February 2011 at various locations. This process was completed at the tolling plant owned by Fermic, S.A. de C.V., or Fermic, in Mexico City. This scale-up of biosuccinic acid was executed in ten fold increments over prior capacity and validated assumed commercial-scale cost metrics to be cost-competitive down to $45 per barrel of oil. The Fermic tolling facility has operated under our supervision for over a year and a half and produced 24 metric tons of biosuccinic acid for us in support of our internal customer/vendor sampling and testing programs.

We were formed in Delaware in April 2009 as a limited liability company for the purpose of succeeding to the chemical intermediates business of our Predecessor Company. The Predecessor Company was focused on the development of proprietary biocatalysts to produce renewable fuels and biobased chemical intermediates for use by energy companies, specialty chemical companies and manufacturers of a wide range of consumer products. To differentiate the biochemical business from its renewable fuels business, the Predecessor Company underwent a restructuring in July 2009 whereby the Predecessor Company assigned to us the assets and liabilities of the chemical intermediates business while leaving the renewable fuels business, along with its related assets and liabilities, consisting principally of an investment in BioEnergy Holding LLC and debt, with the Predecessor Company. Following this assignment, our ownership interests were distributed pro rata to the Predecessor Company’s investors.

Following our spin-off, we have focused on developing our technology to produce biosuccinic acid, lactic acid, fumaric acid and acrylic acid. We are currently building a 30 million pound biosuccinic acid plant in Lake Providence, Louisiana, or the Louisiana Plant, which we expect will begin commercial operations during the first quarter of 2013. We intend to expand the annual production capacity of this plant to approximately 170 million pounds by the end of the first quarter of 2014.

We are a development stage company. To date, we have generated minimal revenues and no product sales. We and the Predecessor Company have incurred losses since our inception, including losses of $10.5 million in 2008, $17.2 million in 2009 and $16.2 million in 2010, as well as a loss of $17.5 million for the three months ended March 31, 2011. As of that date, we had an accumulated deficit of $17.5 million which reflects our conversion to a subchapter C corporation in January 2011. Our cumulative losses (including those of our Predecessor Company) total $72.4 million. We expect most of our expenditures over the next 24 months will go towards constructing and expanding the Louisiana Plant and designing and planning additional manufacturing facilities. We do not expect to record meaningful product revenue until the Louisiana Plant becomes operational, which we project will occur in the first quarter of 2013. We expect to incur losses and negative cash flow from operating activities for the foreseeable future.

The financial statements and data included in this prospectus represent the financial position and results of operations:

•	of the Predecessor Company for 2008 and 2009 (through July 15, the effective date of the restructuring); and

•	of Myriant for the remainder of 2009 and thereafter.

Since our spin-off from the Predecessor Company, we have committed substantial resources to the development of our biobased fermentation technology, including the construction of our Louisiana Plant, and expect our operations to diverge substantially from those of the Predecessor Company in the future. As such, the historical results of operations set forth in this prospectus do not necessarily provide a reliable basis against which our future performance can be measured.

OPERATING RESULTS DISCUSSION

As described above, our historical results of operations are not representative of our expected future financial results. Set forth below is a description of our principal items of historical revenues and expenses as well as a description of factors we expect to be important to our future financial position and results of operations. Please refer to “Special note regarding forward-looking statements” for cautionary information relating to the forward-looking statements included in the discussion below.

Revenues and Operating Expenses

Revenues

The historical revenues we report in this prospectus were derived from the following sources:

•	License fee revenue represents royalty payments received from Purac under our license agreement. We licensed to Purac the right to make and sell D(−) lactic acid using our technology in return for royalties based on product sales. We have recognized only limited revenues from this source and do not expect it to be a source of significant future revenues.

•	Management and development fee revenue — related party represents payments made to us for consulting and management services we provided to the owners of a biofuel production facility owned by affiliated entities located in Clearfield County, Pennsylvania. We terminated this agreement in January 2011 and will not receive additional revenues from this arrangement.

•	Government awards represent payments under our award from the DOE. Through December 31, 2010, payments received under the award were recognized as revenues in the period during which the related costs were incurred. Following the completion of Budget Period 1 in December 2010, payments made under this award will no longer be recognized as revenue but rather will be capitalized as construction in progress.

We expect that, once we begin commercial production, our revenues will be largely derived from product sales of biosuccinic acid and, to a lesser extent, ammonium sulfate. Product sales will be largely dependent on:

•	Demand — Demand will vary not only with market acceptance of our product but also the fluctuating need for the consumer, industrial and other end-market products that succinic acid is used to manufacture.

•	Pricing — We intend to be price competitive in the sale of biosuccinic acid. The extent to which we can maintain pricing will have a direct impact on our revenue. Also, pricing for succinic acid is subject to fluctuations in the manufacturing cost, or purchase price for, succinic acid in the market generally.

•	Capacity — Assuming sufficient demand for our product, our revenues will depend on the throughput capacity of our manufacturing facility. Capacity will depend on a variety of factors, including the efficiency of our biobased production process and the operational start-up of our production facilities. We do not expect feedstock availability to constrain capacity.

•	Ammonium sulfate sales — AMS, commonly used as soil fertilizer, is a co-product of our biosuccinic acid production process. We expect to sell all of the AMS we generate and have entered into a contract with Wilson Industrial Sales Company, Inc. to supply it with all of the liquid ammonium sulfate produced at the Louisiana Plant.

Cost of goods sold

To date, the cost of license fee revenue has been our sole cost of goods sold and represents royalty and other amounts paid to the University of Florida, or the University, under our license agreement with it. We are obligated to pay the University royalties on product sales at a rate that declines with increasing volume. We are also obligated to share with the University any license fees we receive from sublicensing the relevant patent rights. We do not expect these payments to represent a substantial cost to us.

Upon completion of our Louisiana Plant, our cost of goods sold will depend principally on:

•	Fermentation efficiency — Yields and productivity will not be known with certainty until our Louisiana Plant is fully operational. Based on our experience to date, we believe that our fermentation technology will result in attractive product yields. We likely will engage in continuous refinement of the fermentation process once operating at commercial scale to achieve the highest possible yield and productivity. As a product of biological processes and chemical separation and purification, yields and productivity will likely fluctuate, resulting in period-to-period fluctuations of costs of goods sold.

•	Plant operations — Beyond the product yield from our fermentation technology, there are numerous processes, including product separation and purification and deriving sugars from available feedstocks, that can significantly affect overall operational efficiency.

•	Cost of feedstock — After completing start-up and operational trials on sorghum-based sugars at the Louisiana Plant, we will transition to widely available, low-cost industrial sugars such as 95 Dextrose. This carbon source is derived from corn not sold for human consumption. Its cost and availability are tied to factors we cannot control, such as the weather in crop-producing areas, trends in the commodities markets and government policies. We believe that, as a whole, 95 Dextrose represents a more dependable and less cost-volatile feedstock than that used in other biobased production facilities. Nevertheless, fluctuations in our acquisition costs of feedstock could have a significant impact on our cost of goods sold. We anticipate our purchase volumes will not have a significant impact on the market price of 95 Dextrose. In addition, we believe there is an ample market supply of 95 Dextrose to supply our commercial operations.

Gross Margin

Our gross margins will depend principally on the factors described above. While our operations will have a significant fixed-cost component, we do not expect that under-utilization of our manufacturing facilities will be a principal driver of our gross margins, since we are designing our manufacturing facilities to run at full capacity based on customer demand. For example, we currently have signed agreements with customers that, based on their current stated forecasts, would consume a substantial portion, and prospectively all, of our expected capacity of the Louisiana Plant’s initial 30 million pound annual production capacity.

Research and Development Expenses

Research and development expenses represent costs incurred for internal projects. These costs include salaries and other personnel-related expenses, travel costs, facility costs, piloting costs, supplies and depreciation of laboratory equipment, as well as research consultants and the cost of funding research at universities and other research institutions. These costs are expensed as incurred. Costs to acquire technologies that are utilized in research and development and that have no alternative future use are expensed when incurred.

Sales and Marketing

We do not currently record a material amount of sales and marketing expense. We expect that these costs will grow significantly in conjunction with future revenue growth.

General and Administrative Expenses

General and administrative expenses represent personnel-related costs, travel costs, consulting, marketing and professional fees, depreciation and occupancy-related costs not associated with our research and development facility. After completion of this offering, we anticipate incurring a significant increase in general and administrative expenses as we incur additional compliance costs as a public company. These increases will likely include increased costs for insurance, costs related to the hiring of additional personnel and payments to consultants, lawyers and accountants. We also expect to incur significant costs to comply with corporate governance, internal controls and similar requirements applicable to public companies.

Results of Operations

The following table sets forth consolidated results of operations for us and the Predecessor Company for the periods shown. Our inception date is July 16, 2009. The 2008 results of operations set forth in this prospectus reflect the results of the Predecessor Company. The 2009 results reflect the Predecessor Company’s results for the period from January 1, 2009 through July 15, 2009, which we refer to as the 2009 Predecessor Period, and our results from July 16 (inception) through year end, which we refer to as the 2009 Successor Period.

Our operations and those of the Predecessor Company were substantially the same, as all assets and liabilities were contributed from the Predecessor Company to us with the exception of certain of the Predecessor Company’s debt and the Predecessor Company’s investment in BioEnergy Holding LLC, as described above. The most notable changes that resulted from the transfer of the chemical intermediates business from the Predecessor Company to us are set forth below:

•	The Predecessor Company’s investment in BioEnergy Holding LLC was not transferred to us. This did not have significant financial impact as there were no earnings or invested capital in the investment.

•	The Predecessor Company’s note payable to BioEnergy Holding LLC, in the amount of $10.0 million with interest at 6%, was not transferred to us.

•	The Predecessor Company’s warrant liability of approximately $1.5 million was not transferred to us.

Based on our analysis, we concluded that (i) the results of the Predecessor Company’s operations for the year ended December 31, 2008 were comparable to the combined results of the operations for the 2009 Predecessor Period and the 2009 Successor Period, and (ii) the combined results of operations for the 2009

Predecessor Period and the 2009 Successor Period were comparable with our operations for the year ended December 31, 2010.

For the reasons stated under “Overview — Operating Results Discussion,” our historical results of operations are not representative of our expected future operating results.

	Predecessor Company		Myriant Corporation
	Fiscal Year	Period from	Period from	Fiscal Year	Three Months Ended
	Ended	January 1, 2009	July 16, 2009 (Inception)	Ended	March 31,
	December 31, 2008	to July 15, 2009	to December 31, 2009	December 31, 2010	2010	2011
					(Unaudited)	(Unaudited)

Revenues:
License fee revenue	$344,860	$71,833	$221,711	$258,241	$—	$—
Management fee revenue-related party	262,212	267,318	—	3,557,574	600,166	2,519
Development fee revenue-related party	3,125,714	—	—	—	—	—
Government awards	—	—	—	10,419,043	1,516,323	—

Total revenues	3,732,786	339,151	221,711	14,234,858	2,116,489	2,519

Operating expenses:
Cost of license fee revenue	110,020	22,373	73,859	84,600	—	—
Research and development	4,679,935	3,770,721	2,793,085	15,904,717	2,552,100	1,883,603
Project development	2,179,965	—	—	—	—	—
General and administrative expense	5,699,186	5,438,073	4,979,186	12,673,247	2,806,285	3,034,498

Total operating expenses	12,669,106	9,231,167	7,846,130	28,662,564	5,358,385	4,918,101

Operating loss	(8,936,320)	(8,892,016)	(7,624,419)	(14,427,706)	(3,241,896)	(4,915,582)
Other income (expense), net:
Interest income	60,222	5,385	8,051	87,611	84,844	6,328
Interest expense	(1,636,062)	(1,352,767)	(915,804)	(4,470,478)	(628,386)	(12,606,762)
Miscellaneous income	—	—	—	—	—	8,000
Gain (loss) on foreign currency exchange	—	(21,721)	—	(5,235)	(3,853)	11,638
Change in fair value of warrant liability	—	2,092,643	(515,108)	2,592,979	(823,582)	2,461

Other income (expense), net	(1,575,840)	723,540	(1,422,861)	(1,795,123)	(1,370,977)	(12,578,335)
Net loss	(10,512,160)	(8,168,476)	(9,047,280)	(16,222,829)	(4,612,873)	(17,493,917)
Dividend on Class A common stock	—	—	—	—	—	(1,025,753)

Net loss attributable to common stockholders	$(10,512,160)	$(8,168,476)	$(9,047,280)	$(16,222,829)	$(4,612,873)	$(18,519,670)

Net loss per unit/share attributable to common stockholders-basic and diluted	$(2.14)	$(1.55)	$(1.30)	$(2.31)	$(0.66)	$(2.29)
Weighted average number of units outstanding — basic and diluted	4,918,668	5,285,807	6,953,079	7,009,251	6,982,215	8,092,943

Comparison of three months ended March 31, 2010 and 2011

The following table shows the amounts of the listed items from our consolidated statements of operations for the periods presented, showing period-over-period changes:

	Three Months Ended
	March 31,		Increase
	2010	2011	(Decrease)

Revenues:
Management fee revenue-related party	$600,166	$2,519	$(597,647)
Government awards	1,516,323	—	(1,516,323)

Total revenues	2,116,489	2,519	(2,113,970)

Operating expenses:
Research and development	2,552,100	1,883,603	(668,497)
General and administrative expense	2,806,285	3,034,498	228,213

Total operating expenses	5,358,385	4,918,101	(440,284)

Operating loss	(3,241,896)	(4,915,582)	(1,673,686)

Other income (expense), net:
Interest income	84,844	6,328	(78,516)
Interest expense	(628,386)	(12,606,762)	(11,978,376)
Miscellaneous income	—	8,000	8,000
Gain (loss) on foreign currency exchange	(3,853)	11,638	15,491
Change in fair value of warrant liability	(823,582)	2,461	826,043

Other income (expense), net	(1,370,977)	(12,578,335)	(11,207,358)

Net loss	$(4,612,873)	$(17,493,917)	$(12,881,044)

Total Revenues:  Total revenues declined to $3,000 for the three months ended March 31, 2011 from $2.1 million for the prior-year period. Management fee revenue-related party declined to $3,000 for the three months ended March 31, 2011 from $600,000 for the prior-year period as we terminated our management agreement with a related party in January 2011. Government award revenue declined to $0 for the three months ended March 31, 2011 from $1.5 million for the prior-year period. Prior to entering into the construction phase of the Louisiana Plant, all receipts under the DOE award were recorded as revenue and the corresponding expenditures were recorded as expense in accordance with our policy. In February 2011, we entered into the construction phase of the project, and as a result, all future costs and related reimbursements under the award will be capitalized as construction in progress.

Research and development:  Research and development expense declined to $1.9 million for the three months ended March 31, 2011 from $2.6 million during the prior-year period. This decline was driven by lower engineering and piloting costs associated with the Fermic tolling facility.

General and administrative:  General and administrative expenses increased to $3.0 million for the three months ended March 31, 2011 from $2.8 million during the prior-year period. This increase related principally to stock-based compensation expense incurred as a result of the institution of our 2011 Omnibus Incentive Plan.

Other income (expense), net:  Interest expense increased to $12.6 million for the three months ended March 31, 2011 from $628,000 during the prior-year period. The conversion of senior convertible notes into equity in January 2011 resulted in a charge to interest expense to fully amortize the remaining value ascribed to the warrants issued as well as an interest charge associated with the beneficial conversion feature of the notes. During the three months ended March 31, 2010, we incurred warrant liability expense of $824,000, which resulted from a change in the fair value and a re-pricing of certain warrants. No similar charge was recorded in 2011.

Comparison of the 2009 Predecessor Period combined with the 2009 Successor Period, with the year ended December 31, 2010

The financial results for the year ended December 31, 2009 described below reflect the combined results of the 2009 Predecessor Period and the 2009 Successor Period, which, as discussed under the heading “Selected historical financial data” above, we believe is a comparable presentation to our financial results for the year ended December 31, 2010.

	Predecessor	Myriant	Combined	Myriant
	January 1, 2009
	through	July 16, 2009	Year Ended	Year Ended
	July 15,	through	December 31,	December 31,	Increase
	2009	December 31, 2009	2009	2010	(Decrease)

Revenues:
License fee revenue	$71,833	$221,711	$293,544	$258,241	$(35,303)
Management fee revenue-related party	267,318	—	267,318	3,557,574	3,290,256
Government awards	—	—	—	10,419,043	10,419,043

Total revenues	339,151	221,711	560,862	14,234,858	13,673,996

Operating expenses:
Cost of license fee revenue	22,373	73,859	96,232	84,600	(11,632)
Research and development	3,770,721	2,793,085	6,563,806	15,904,717	9,340,911
General and administrative expense	5,438,073	4,979,186	10,417,259	12,673,247	2,255,988

Total operating expenses	9,231,167	7,846,130	17,077,297	28,662,564	11,585,267

Operating loss	(8,892,016)	(7,624,419)	(16,516,435)	(14,427,706)	2,088,729

Other income (expense), net:
Interest income	5,385	8,051	13,436	87,611	74,175
Interest expense	(1,352,767)	(915,804)	(2,268,571)	(4,470,478)	(2,201,907)
Gain (loss) on foreign currency exchange	(21,721)	—	(21,721)	(5,235)	16,486
Changes in fair value of warrant liability	2,092,643	(515,108)	1,577,535	2,592,979	1,015,444

Other income (expense), net	723,540	(1,422,861)	(699,321)	(1,795,123)	(1,095,802)

Net loss	$(8,168,476)	$(9,047,280)	$(17,215,756)	$(16,222,829)	$992,927

Revenues:  Revenues increased to $14.2 million for the year ended December 31, 2010 from $561,000 for the prior year. This increase was driven by an increase in management fees of $3.3 million reflecting the start up of operations at BioEnergy Holding’s biofuels facility and receipt of funds under the DOE award. Under the terms of the award, the initial stage consisted of engineering and product development efforts designed to prove the feasibility of our technology. Because these efforts consisted principally of determining technological feasibility and piloting the technology, all costs and related award receipts were recorded in the statement of operations as expenses and award revenue, respectively. Award receipts amounting to $10.4 million were recorded as revenue during 2010. We also recognized a slight decrease in license fee revenue attributable to exchange rate fluctuations as the contract is denominated in Euros.

Cost of license fee revenue:  Cost of license fee revenue decreased to $85,000 for the year ended December 31, 2010 from $96,000 in the prior year. This decrease related to lower license fee revenue recorded in 2010, as the cost represents a royalty payment to the University of Florida based on a percentage of revenues achieved.

Research and development:  Research and development expense increased to $15.9 million for the year ended December 31, 2010 from $6.6 million in the prior year. This increase was primarily driven by increases in engineering costs of $7.0 million and laboratory costs of $1.6 million related to piloting activities associated with our biosuccinic acid.

General and administrative expense:  General and administrative expenses increased to $12.7 million for the year ended December 31, 2010 from $10.4 million in the prior year. This increase was primarily driven by increases in personnel-related costs of $1.0 million, bad debt expense of $546,000 and travel costs of $463,000. The personnel and travel costs reflected higher headcount in 2010. The increase in bad debt expense resulted from the establishment of a bad debt reserve on an amount advanced to a related party in conjunction with the termination of our management agreement with that related party.

Other income (expense), net:  Our interest expense increased to $4.5 million for the year ended December 31, 2010 from $2.3 million in the prior year, which reflected an increase in the balance of our senior convertible notes during 2010. We recognized a gain associated with our warrant liability of $2.6 million for 2010, which was an increase of $1.0 million over the prior year. This reflected a decrease in the fair value of our warrants from 2009.

Comparison of year ended December 31, 2008 to the 2009 Predecessor Period combined with the 2009 Successor Period

The 2008 results reflect the results of the Predecessor Company for the year ended December 31, 2008. The financial results for the year ended December 31, 2009 reflect the 2009 Predecessor Period combined with the 2009 Successor Period.

			Myriant
			Period from
	Predecessor		July 16, 2009	Combined
		January 1, 2009	(Inception)
	Year Ended	through	through	Year Ended
	December 31,	July 15,	December 31,	December 31,	Increase
	2008	2009	2009	2009	(Decrease)

Revenues:
License fee revenue	$344,860	$71,833	$221,711	$293,544	$(51,316)
Management fee revenue-related party	262,212	267,318	—	267,318	5,106
Development fee revenue	3,125,714	—	—	—	(3,125,714)

Total revenues	3,732,786	339,151	221,711	560,862	(3,171,924)

Operating expenses:
Cost of license fee revenue	110,020	22,373	73,859	96,232	(13,788)
Research and development	4,679,935	3,770,721	2,793,085	6,563,806	1,883,871
Project development	2,179,965	—	—	—	(2,179,965)
General and administrative expense	5,699,186	5,438,073	4,979,186	10,417,259	4,718,073

Total operating expenses	12,669,106	9,231,167	7,846,130	17,077,297	4,408,191

Operating loss	(8,936,320)	(8,892,016)	(7,624,419)	(16,516,435)	(7,580,115)

			Myriant
			Period from
	Predecessor		July 16, 2009	Combined
		January 1, 2009	(Inception)
	Year Ended	through	through	Year Ended
	December 31,	July 15,	December 31,	December 31,	Increase
	2008	2009	2009	2009	(Decrease)

Other income (expense), net:
Interest income	60,222	5,385	8,051	13,436	(46,786)
Interest expense	(1,636,062)	(1,352,767)	(915,804)	(2,268,571)	(632,509)
Gain (loss) on foreign currency exchange	—	(21,721)	—	(21,721)	(21,721)
Changes in fair value of warrant liability	—	2,092,643	(515,108)	1,577,535	1,577,535

Other income (expense), net	(1,575,840)	723,540	(1,422,861)	(699,321)	876,519

Net loss	$(10,512,160)	$(8,168,476)	$(9,047,280)	$(17,215,756)	$(6,703,596)

Revenues:  Revenues decreased to $561,000 for the year ended December 31, 2009 from $3.7 million for the prior year. The decline was principally due to the decline in development fee revenue. In 2008, the Predecessor Company received fees in conjunction with services provided to a related party in closing a financing transaction to construct a biofuels facility. We performed no such services in 2009 nor do we anticipate any such revenue in the future.

Cost of license fee revenue:  Cost of license fee revenue decreased to $96,000 for the year ended December 31, 2009 from $110,000 in the prior year. This decrease related to decreased license fee revenue recorded in 2009, as the cost represents a royalty payment to the University of Florida based on a percentage of revenues achieved.

Research and development:  Research and development expense increased to $6.6 million for the year ended December 31, 2009 from $4.7 million during the prior year. This increase was primarily driven by increases in personnel-related costs of $1.3 million, laboratory and engineering costs of $347,000 and depreciation expense of $252,000. The increase in personnel and laboratory and engineering costs reflected higher headcount as we expanded our research and development department. The increase in depreciation expense reflected a full year of depreciation in 2009 on equipment purchased throughout the year in 2008.

Project development:  Project development expenses declined to $0 for the year ended December 31, 2009 from $2.2 million in the prior year. These expenses included engineering and personnel costs associated with the development of a biofuels facility for a related party in 2008. No such activity occurred in 2009.

General and administrative:  General and administrative expenses increased to $10.4 million for the year ended December 31, 2009 from $5.7 million in the prior year. This was primarily driven by increases in personnel-related costs of $2.3 million, legal and professional fees of $1.0 million and stock-based compensation of $487,000. The increase in personnel-related costs reflected higher headcount as we expanded our operations. Legal and professional fees increased as we were involved with various contract negotiations throughout 2009.

Other income and expense, net:  Interest expense increased to $2.3 million for the year ended December 31, 2009 from $1.6 million in the prior year, which reflected an increase in the balance of our senior convertible notes during 2009. We recognized a gain on warrant liability of $1.6 million for 2009 in conjunction with changes in the fair value of warrants classified as a liability on our balance sheet.

Liquidity and Capital Resources

From July 16, 2009 (inception) through December 31, 2010, we funded our operations primarily through $13.7 million from the sale of senior convertible notes, $10.4 million from the DOE award, $480,000 from license fees and $3.6 million from management fees. In January 2011, we completed a $60 million equity financing with CH Inter, a wholly-owned subsidiary of PTTCH, which resulted in net proceeds of $57.1 million. To date, we have not generated any revenues from the sale of biosuccinic acid. As of March 31, 2011, our cash and cash equivalents totaled $50.7 million, of which $15.6 million was, in accordance with the terms of our DOE award, restricted as a reserve to cover any contingencies that arise in connection with construction of our Louisiana Plant.

We currently intend to use all or a portion of the net proceeds of this offering, together with $39.6 million of remaining proceeds from a government award, $10 million in infrastructure improvements to be undertaken by the Lake Providence Port Commission and the State of Louisiana and $50.7 million of existing cash and cash equivalents, to complete the Louisiana Plant (approximately $103 million, which includes working capital, fees and expenses), to fund our expected equity contribution to the expansion of the Louisiana Plant to 170 million pounds per year (estimated at $60 million, which includes working capital, fees and expenses), to pay the dividend accruing on the Class A common stock (which totaled $1,025,753 as of March 31, 2011) and to fund working capital, research and development expenses and other general corporate purposes, which will include expenses and the costs associated with being a public company.

We may also use a portion of the net proceeds to acquire other complementary businesses, products or technologies or to make other strategic investments. Although we do not have any current plans or agreements for any specific acquisitions or investments at this time, we believe opportunities may exist from time to time to expand our current business through strategic investments or acquisitions with other companies, products or technologies.

Based on our current operating plan, we believe that the anticipated net proceeds from this offering, together with the remaining DOE award funds and our existing cash and cash equivalents, will provide adequate funds for ongoing operations, planned capital expenditures and working capital requirements for at least the next 24 months. Successful completion of our research and development program and, ultimately, the attainment of profitable operations are dependent upon future events, including completion of our development activities resulting in commercial products and technology, obtaining financing to complete our development activities, obtaining financing to construct production facilities, market acceptance and demand for our products and services and attracting and retaining qualified personnel.

The following table sets forth the major sources and uses of cash for each of the periods set forth below. The 2008 results reflect the results of the Predecessor Company for the year ended December 31, 2008. The 2009 results reflect the combined results of the Successor Company and the Predecessor Company for the year ended December 31, 2009.

	Predecessor Company		Myriant	Combined	Myriant
			Period from
		Period from	July 16, 2009	Year		Three Months
	Year Ended	January 1, 2009	(Inception) to	Ended	Year Ended	Ended
	December 31,	to July 15,	December 31,	December 31,	December 31,	March 31,
	2008	2009	2009	2009	2010	2011

Net cash used in operating activities	$(7,006,013)	$(8,236,413)	$(6,330,465)	$(14,566,878)	$(9,034,096)	$(6,814,219)
Net cash provided by (used in) investing activities	$(3,004,285)	$(2,910,589)	$2,199,920	$(710,669)	$(373,170)	$(15,789,293)
Net cash provided by financing activities	$3,283,054	$10,845,519	$5,175,367	$16,020,886	$8,926,591	$57,151,813

Operating activities

Our primary uses for cash from operating activities are personnel-related expenses, research and development-related expenses, including costs associated with piloting our technology, and engineering and permitting costs associated with our Louisiana Plant.

Cash used in operating activities of $6.8 million during the three months ended March 31, 2011 reflected our net loss of $17.5 million offset by non-cash charges totaling $13.3 million and changes in operating assets and liabilities of $(2.6 million). Non-cash charges included non-cash interest expense and amortization of debt discounts of $12.6 million, stock based compensation of $470,000, depreciation and amortization of $237,000 and a gain from the change in the fair value of warrant liabilities of $2,500. The net use of cash from our operating assets and liabilities of $2.6 million primarily reflected the payment of engineering invoices that had been accrued at year end.

Cash used in operating activities of $9.0 million in 2010 reflected our net loss of $16.2 million offset in part by non-cash charges totaling $3.3 million and changes in operating assets and liabilities of $3.8 million. Non-cash charges included non-cash interest expense and amortization of debt discounts of $4.4 million, gain from change in fair value of warrant liabilities of $2.6 million, depreciation and amortization of $1.0 million and stock-based compensation of $526,000. The net source of cash from our operating assets and liabilities of $3.8 million primarily reflected accrued engineering costs that were payable in 2011.

Cash used in operating activities of $14.6 million in 2009 reflected our net loss of $17.2 million offset in part by non-cash charges totaling $2.0 million and changes in operating assets and liabilities of $651,000. Non-cash charges included non-cash interest expense and amortization of debt discounts of $2.2 million, change in fair value of warrant liabilities of $(1.6 million), depreciation of $841,000 and stock-based compensation of $488,000. The net source of cash from our operating assets and liabilities of $651,000 primarily reflected increases in accrued liabilities.

Cash used in operating activities of $7.0 million in 2008 reflected our net loss of $10.5 million offset in part by non-cash charges totaling $2.1 million and changes in our operating assets and liabilities of $1.4 million. Non-cash charges included non-cash interest expense and amortization of the value ascribed to the warrants of $1.6 million and depreciation of $478,000. The net source of cash from our operating assets and liabilities of $1.4 million primarily reflected growth in accounts payable and accrued liabilities due to the growth of the business.

Investing activities

Our investing activities consist primarily of capital expenditures.

During the three months ended March 31, 2011, cash used in investing activities included $15.2 million in restricted cash associated with the construction of our Louisiana Plant and $583,000 for capital expenditures net of government award receipts of $479,000.

In 2010, cash used in investing activities was primarily related to $422,000 of capital expenditures.

In 2009, cash used in investing activities was primarily related to $633,000 of capital expenditures, along with $107,000 in deposits associated with facility leases.

In 2008, cash used in investing activities was primarily related to $3.0 million of capital expenditures which was principally associated with the expansion of our laboratory.

Financing activities

During the three months ended March 31, 2011, cash provided by financing activities was $57.2 million, primarily due to the net proceeds of $57.1 million from our sale of equity to CH Inter, a strategic investor.

In 2010, cash provided by financing activities was $8.9 million, primarily due to net proceeds of $9.7 million from the issuance of senior convertible notes offset by repayment of a $1.7 million note payable.

In 2009, cash provided by financing activities was $16.0 million, primarily due to $9.5 million in proceeds from the exercise of warrants, $5.8 million in proceeds from the issuance of senior convertible notes and the receipt of a note payable in the amount of $1.7 million.

In 2008, cash provided by financing activities was $3.3 million, primarily due to proceeds of $3.8 million from the issuance of senior convertible notes.

Contractual Obligations and Commitments

The following summarizes the future commitments arising from our contractual obligations at December 31, 2010:

		Less Than			More Than
	Total	1-Year	1-3 Years	3-5 Years	5 Years

Debt	$0	$0	$0	$0	$0
Capital Lease Obligations	0	0	0	0	0
Operating Lease Obligations	2,265,770	1,048,827	1,207,897	9,046	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities	0	0	0	0	0

Total	$2,265,770	$1,048,827	$1,207,897	$9,046	$0

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have any relationships with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

The Predecessor Company holds an investment in BioEnergy Holding, a variable interest entity, or VIE. At December 31, 2009 and 2008, management determined that the Predecessor Company was not the primary beneficiary of the VIE and, as such, concluded that they were not required to consolidate BioEnergy Holding. For investments that are not required to be consolidated, the Predecessor Company followed the equity method of accounting. As there were no earnings or invested capital in the investment, there were no amounts recorded with respect to this investment in 2008 and 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We had unrestricted cash and cash equivalents totaling $1.0 million, $564,000 and $35.1 million at December 31, 2009, December 31, 2010 and March 31, 2011, respectively. These amounts were invested primarily in demand deposit savings accounts and are held for working capital purposes. The primary objective of our investment activities is to preserve our capital for the purpose of funding our operations. We do not enter into investments for trading or speculative purposes. We believe that we do not have material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, or the U.S., and include our accounts and the accounts of our wholly-owned subsidiaries, Myriant LP LLC and Myriant Lake Providence, Inc. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the applicable periods. Management bases its estimates, assumptions and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. Our management evaluates its estimates, assumptions and judgments on an ongoing basis.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and reflect the more significant judgments and estimates that we use in the preparation of our consolidated financial statements.

Stock-based compensation

We have adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, Compensation — Stock Compensation. Compensation costs related to all equity instruments are recognized at the grant date fair value of the awards.

Prior to 2011, Myriant was organized as a limited liability company. In certain instances, employees and non-employee advisors were granted membership units with vesting provisions. In those instances, management estimated the fair value of the award and recognized compensation expense over the vesting period on a straight-line basis.

Membership unit and common stock valuations

In the absence of a public trading market, we determined a reasonable estimate of the then current fair value of our common stock for purposes of granting stock-based compensation based on multiple criteria. We determined the fair value of our common stock utilizing methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (AICPA Practice Aid). In addition, we exercised judgment in evaluating and assessing the foregoing based on several factors including:

•	the nature and history of our business;

•	our historical operating and financial results;

•	the market value of companies that are engaged in a similar business to ours;

•	the lack of marketability of our common stock;

•	the price at which shares of our membership units have been sold;

•	our progress in developing our technology;

•	our progress towards producing biosuccinic acid at commercial scale at the Louisiana Plant;

•	the risks associated with transferring our biosuccinic acid production technology to full commercial scale;

•	the overall inherent risks associated with our business at the time stock option grants and restricted shares were approved; and

•	the overall equity market conditions and general economic trends.

We considered the factors outlined above, as well as the results of an independent outside valuation performed as of January 14, 2011. We used an option-pricing method, as well as other factors outlined above, to estimate the fair value of our membership units and common stock as follows:

Fair Value
Valuation Date	per Unit

December 31, 2008	$10.00
July 15, 2009	$8.48
December 31, 2009	$6.00
January 14, 2011	$3.45-$5.35

In January 2009, we completed a valuation to estimate the fair market value of the membership units of our Predecessor Company as of December 31, 2008. To determine our estimated enterprise value, we applied an income-based approach and a market based approach based upon negotiations with potential investors at that point in time. This valuation included the estimated value of the Predecessor Company’s investment in BioEnergy Holding LLC. Using a 30% discount for the lack of marketability of our membership units, we estimated a fair market value at December 31, 2008 of $10.00 per unit. This value was supported by existing investors exercising warrants at $10.00 per unit during that period of time. We used this fair market value per unit for units granted between December 1, 2008 and July 15, 2009.

In July 2009, we separated from the Predecessor Company. The principal asset that was not transferred to us was the Predecessor Company’s investment in BioEnergy Holding LLC. At July 15, 2009, we estimated the value of the Predecessor Company’s investment in BioEnergy Holding LLC by discounting the estimated future cash flows of BioEnergy Holding LLC using a discount rate of 15%. This discount rate was lower than the rate applied to Myriant as the cash flows associated with the biofuels facility were supported by an offtake agreement and were more predictable in nature. This investment was estimated to have a $1.52 per unit value. Accordingly, the value of the units associated with our business was estimated at $8.48 per unit. We used this fair market value per unit for units granted between July 16, 2009 and December 31, 2009.

In January 2010, we completed a valuation to estimate the fair market value of our membership units as of December 31, 2009 using an income based approach. To determine our estimated enterprise value, we discounted expected future cash flows by 40% which resulted in an estimated fair market value at December 31, 2009 of $6.00 per unit. We used this fair market value per unit for units granted between January 1, 2010 and October 31, 2010.

In January 2011, we consummated a $60 million equity financing with CH Inter, a wholly-owned subsidiary of PTTCH, which resulted in net proceeds of $57.1 million. In conjunction with this transaction, we converted from a limited liability company to a Subchapter C corporation with three classes of common stock. CH Inter purchased Class A common stock at a price of $5.35 per share. At this time, a valuation was done to estimate the fair value of our common stock as of January 14, 2011. To determine our estimated enterprise value, we applied a market-based approach based upon the investment in our Class A common stock by CH Inter. We used the option-pricing method to allocate the estimated enterprise value between the three classes of stock. Within the allocation model, we applied two liquidity event scenarios. The event scenarios were a merger or acquisition, or M&A, within 2 years and an initial public offering, or an IPO, within 1 year. The risk free rate employed was 0.29% and 0.59% for the IPO and M&A scenarios, respectively, which represented the published yield on the one- and two-year U.S. Treasury notes. Stock price volatility was estimated at 65% for both scenarios based upon an analysis of historical volatilities of public companies deemed comparable to us. We then weighted the probability of the M&A scenario at 40% and the IPO scenario at 60%. Using this method, we estimated a fair market value per common share at January 14, 2011 of $3.45. We used this fair market value per common share for the restricted shares and options granted between January 14, 2011 and March 31, 2011.

No single event caused the valuation of our common stock to decline from December 31, 2008 to March 2011; rather, it was a combination of factors that led to the changes in the fair value of the underlying common stock:

•	The separation of our business from our Predecessor Company resulted in a reduction in value associated with the investment in BioEnergy Holding LLC which remained with the Predecessor Company.

•	The estimated cash flows from our license agreement for D(−) lactic acid have not expanded as rapidly as originally anticipated.

•	We completed our equity financing with a strategic investor in January 2011. The value of the company negotiated during this financing resulted in the creation of three classes of stock. The preferences afforded the Class A and Class B common shares resulted in a lower value ascribed to the common stock.

There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the amount of stock-based compensation expense, net loss and net loss per share could have been significantly different.

In conjunction with our conversion to a Subchapter C corporation, we adopted the 2011 Omnibus Incentive Plan. The following table summarizes the stock options granted from the inception of the plan through March 31, 2011 with their exercise prices, the fair value of the underlying common stock and the intrinsic value per share, if any:

	Number of	Exercise Price	Fair	Intrinsic
Date of Issuance	Options	per Share	Value	Value

January 31, 2011	279,543	$5.35	$3.45	$—
March 31, 2011	263,750	$3.45	$3.45	$—

Significant factors, assumptions and methodologies used in determining fair value

We have estimated the fair value of our stock option grants using the Black-Scholes option-pricing method. We calculate the estimated volatility rate based on selected comparable public companies, due to a lack of historical information regarding the volatility of our stock price. We will continue to analyze the historical stock price volatility assumption as more historical data for our common stock becomes available. Due to our limited history of grant activity, we calculate the expected life of options granted using the “simplified method” permitted by the SEC as the arithmetic average of the total contractual term of the option and its vesting period. The risk-free interest rate assumption was based on the U.S. Treasury yield curve in effect during the year of grant for instruments with a term similar to the expected life of the related option. No dividends are expected to be paid. Forfeitures have been estimated by us based upon our historical and expected forfeiture experience.

The fair value of stock options granted for the three months ended March 31, 2011 were estimated using the following assumptions:

Three Months Ended
March 31, 2011

Risk free interest rate	2.02-2.41%
Expected dividend yield	0%
Expected volatility factor	65%
Expected option life (years)	5-6
Expected forfeitures	5%

Our Predecessor Company recognized stock-based compensation expense of $0 and $280,000 for the year ended December 31, 2008 and the period from January 1, 2009 to July 15, 2009, respectively, all of which was attributable to membership unit grants. This amount was recorded as general and administrative expense. We recognized a total of $208,000 in stock-based compensation expense for the period from July 16, 2009 to December 31, 2009, all of which was attributable to membership unit grants and included in general and administrative expense. We recognized $526,000 in stock-based compensation expense for 2010, all of which was attributable to membership unit grants. Of this amount, $235,000 was recorded as research and development expense and $291,000 was recorded as general and administrative expense. In the three months ended March 31, 2010 and 2011, we recognized a total of $150,000 and $470,000 in stock-based compensation expense, respectively, of which $0 and $241,000, respectively, was attributable to employee stock options and $150,000 and $229,000, respectively, was attributable to membership units and restricted stock.

Estimation of fair value of warrants to purchase stock

In accordance with FASB ASC 815, Derivatives and Hedging, all warrants issued by us that are exercisable for common stock are accounted for as derivatives and recognized in the consolidated balance sheets as fair value of warrant liabilities at their estimated fair value. We determined that this treatment was appropriate because the common stock underlying the warrants has down-round protection. At inception, July 16, 2009, we recorded these liabilities at their fair value of $2.1 million.

As of December 31, 2009 and 2010, the fair value of stock warrants was estimated to be $2.6 million and $3.3 million, respectively, using the Black-Scholes option pricing model . We recorded $515,000 and

$2.6 million of non-cash charges related to the change in fair value of stock warrants for the years ended December 31, 2009 and 2010, respectively, and $824,000 and $2,500 for the three months ended March 31, 2010 and 2011, respectively. These warrant liabilities are marked to fair value from July 16, 2009 resulting in the recognition of gain or loss in our consolidated statements of operations as gain or loss from change in fair value of warrant liabilities from that date.

Stock warrants were initially issued by us in connection with the issuance of senior convertible debt and promissory notes. The warrants were not issued with the intent of effectively hedging any exposures to cash flow, market or foreign currency risks. The warrants do not qualify for hedge accounting, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised, expire or are converted to common stock. The warrants do not trade in an active market, and as such, we estimated the fair value of these warrants using an option-pricing model with the following assumptions:

	July 16, 2009	December 31, 2009	December 31, 2010	March 31, 2011

Risk free interest rate	2.46%	2.69%-3.04%	0.66%	0.80%
Expected volatility	49%-51%	49%-51%	38%	29%
Expected time to liquidity event	5-6 years	5-6 years	1-2 years	1-2 years

To value our common stock warrants as of March 31, 2011, we first estimated our enterprise value and then allocated this value to the underlying classes of equity using the option-pricing method as outlined in the AICPA Practice Aid. We used the option-pricing method to calculate our overall estimated enterprise value, using a scenario analysis incorporating probabilities of future events for existing stockholders of an IPO and an M&A transaction as described previously.

There is inherent uncertainty in these estimates and if we had made different assumptions than those described above, the amount of our loss on change in fair value of common stock warrants, net loss and net loss per share amounts could have been significantly different.

The table below summarizes the common stock warrants that were issued by us and recorded as a liability as of July 16, 2009, December 31, 2009, December 31, 2010 and March 31, 2011. The warrants listed in the table below and issued in 2009 were transferred from our Predecessor Company at the time of the transaction.

	Number of
	Warrant	Number of
	Shares	Warrant		Fair Value of
	Outstanding	Shares		Warrants at	Fair Value of	Fair Value of	Fair Value of
	at July 16,	Outstanding		July 16,	Warrants at	Warrants at	Warrants at
	2009	at March 31,	Exercise	2009	December 31,	December 31,	March 31,
Year of Issuance	(Inception)	2011	Price	(Inception)	2009	2010	2011

2010	—	17,134	$6.00	$—	$—	$147,487	$754
2009	766,347	89,656	10.00	1,233,819	1,754,935	896	80
2009	482,308	59,231	13.00	803,846	885,500	178	6
2010	—	639,170	0.01	—	—	3,141,064	2,198,745

	1,248,655	805,191		$2,037,665	$2,640,435	$3,289,625	$2,199,585

Revenue recognition

Substantially all of our revenue is related to a government award and related party management fees. Revenue under this award is recognized in the period during which the related costs are incurred, provided that the conditions under the awards have been met and only perfunctory obligations are outstanding. We do not expect further revenue from awards as all future award receipts will be recorded as a reduction in the carrying value of our production facility. Additionally, our management fee agreement with a related party was terminated effective January 2011. No future management fee revenue is expected. At March 31, 2011, the Company’s only existing source of revenue is from its license agreement for D(−) lactic acid, which is recognized when Purac informs us on a quarterly basis of volumes produced with a reconciliation at the end of the year for the minimum royalty when relevant.

Impairment of long-lived assets

In accordance with FASB ASC 360, Property, Plant, and Equipment, we assess impairment of long-lived assets, which include property, plant and equipment, for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset; significant adverse changes in the business climate, legal or regulatory factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; or expectations that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

The Company assesses the impairment of long-lived assets when events or changes in circumstances suggest that the fair value of the assets could be less than their net book value. In those circumstances, the Company assesses long-lived assets for impairment by determining their fair value based upon the forecasted, undiscounted cash flows the assets are expected to generate plus the net proceeds expected from the sale of the asset. An impairment loss would be recognized when the fair value is less than the carrying value of the asset group.

There were no indications of impairment of long-lived assets for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2009.

We have not yet generated positive cash flows from operations on a sustained basis, and such cash flows may not materialize for a significant period in the future, if ever. Additionally, we may make changes to our business plan that will result in changes to the expected cash flows from long-lived assets. As a result, it is possible that future evaluations of long-lived assets may result in impairment.

We make estimates and judgments about future undiscounted cash flows. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flow attributable to a long-lived asset over its estimated remaining useful life. As a result, the carrying amounts of our long-lived assets could be reduced through impairment charges in the future.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements, that requires entities to make new disclosures about recurring or non-recurring fair value measurements and provides clarification of existing disclosure requirements. This amendment requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this standard did not have a material impact on the consolidated financial statements.

Industry

We are an industrial biotechnology company focused on becoming a low-cost producer of high-value biochemicals that drop-in and substitute for traditional petroleum-based industrial chemicals. We have developed a proprietary technology platform that we believe will enable us to manufacture a variety of drop-in chemicals and replacement chemicals for large and growing markets using a broad range of low-cost, renewable and readily available feedstocks. Our technology platform is based on a single-step anaerobic fermentation process that allows our microorganisms to grow and simultaneously produce the target product, resulting in greater productivity and yield relative to other known bioproduction processes. We believe that we can produce our target high-value chemical intermediates at an average of half the cost of traditional petrochemical intermediates at a wide range of oil and industrial sugar prices without relying on government subsidies. We have entered into or intend to enter into strategic relationships with international companies to accelerate the global commercialization of our products and development of our biochemical production capabilities. We are currently building a 30 million pound biosuccinic acid plant in Lake Providence, Louisiana, which we expect will begin commercial operations during the first quarter of 2013.

Our vision is to be the pre-eminent global low-cost producer of green, high-value biochemical intermediates.

INDUSTRY OVERVIEW

The global chemical market is estimated at approximately $1.2 trillion in annual sales. Chemicals are generally produced through the conversion of a feedstock into a higher-value product through a series of chemical reactions.

Organic chemicals are a class of chemicals based on or containing carbon atoms. Petrochemicals, which are organic chemicals, have traditionally been derived from fossil fuels such as petroleum, natural gas or coal. Organic chemicals can also be produced from renewable carbon sources such as plant-derived matter, including sugars, oils and cellulosic materials. These renewable plant sources are the basis of the biochemicals industry.

Organic chemical building blocks are used by the petrochemical industry to produce, through different chemical reactions, downstream chemicals used in thousands of industrial and consumer applications. These building blocks are classified according to the number of carbon atoms per molecule. For example, ethylene, the building block for such materials as polyethylene and ethylene glycol, has two carbon atoms per molecule (C2), is primarily derived from natural gas found in the U.S. and the Middle East, and is considered a light feedstock (i.e., its molecules contain few carbon atoms). Building blocks with three (C3), four (C4) and six (C6) carbon atoms are most commonly derived from a heavier petroleum feedstock. Supplies of these building blocks are influenced in part by the broader supply and demand dynamics of fossil-based feedstocks. For example, in the U.S., due to the widening pricing spread between natural gas and oil, many cracker operators are using lighter natural gas feedstocks to earn higher margins, thus limiting the production of heavier C3, C4 and C6 building block chemicals, which are derived from higher-priced petroleum feedstocks.

We are targeting high-value chemicals traditionally derived from these heavier feedstocks. Given their supply and demand dynamics, proprietary nature and barriers to entry, these target chemicals generally command higher prices than traditional commodity chemicals. We are targeting the C3, C4, and C6 chemicals shown in the diagram below.

PETROCHEMICAL PRODUCT CHAIN

Feedstock cost and availability are important factors for chemical producers seeking to manufacture products with predictable and competitive costs. The overwhelming majority of chemicals are currently derived from fossil fuel sources. According to industry estimates, a substantial majority of all chemicals could be produced from renewable feedstocks. Given the limited availability and the increasingly volatile price of most fossil-based feedstocks, chemical and energy companies such as BASF, Dow, DuPont, DSM and Total are exploring alternatives, including using biobased inputs such as plant-derived sugars, cellulosic sugars and plant-based oils, to increase availability of feedstocks and reduce price volatility.

The market for biobased chemicals was estimated to be between $130 and $180 billion in 2010. By 2025, biobased chemical products are expected to comprise over 20% of the chemicals market at $490 to $610 billion (8-9% CAGR). Currently, chemical producers use biobased materials in a variety of products, such as in the production of fatty acids from plant-based oils for use as surfactants in detergents, cosmetics, synthetic lubricants and plastics. For example, DuPont and Tate & Lyle have developed and are operating a commercial-scale facility in Tennessee using renewable feedstocks to produce propanediol used in DuPont’s Sorona® product line of textile fibers and fabrics.

We believe that biotechnology has the potential to revolutionize the competitive dynamics of the petrochemicals market. This technology can substitute biobased chemicals for existing fossil fuel-based chemicals to produce drop-in chemicals and replacement chemicals that are less price volatile as compared to petroleum-based alternatives and are of identical quality. Biobased chemicals can be molecularly identical or perform identically to fossil fuel chemicals for which they substitute. This drop-in attribute allows downstream customers to use the same manufacturing processes designed and optimized for the use of traditional chemicals, allowing them to immediately substitute in biobased chemicals without long qualification steps or significant additional capital expenditures.

KEY FACTORS DRIVING DEMAND FOR BIOBASED CHEMICALS

Finite supply of fossil fuels

Petrochemical manufacturers and energy producers compete for petroleum, natural gas and coal. These carbon sources are finite resources with continuously growing demand. The global population is growing at a rate of over 80 million people per year, resulting in higher industrial output, powered principally by fossil fuels. Emerging markets (defined by the International Monetary Fund’s World Economic Outlook Database as

150 emerging and developing countries) are expected to continue to grow rapidly, experiencing approximately 6% annual real GDP growth over the next 10 years, leading to increased demand for energy. For example, China and India’s combined share of energy consumption has nearly doubled in the past 20 years, rising from 10% of the world’s total energy consumption in 1990 to more than 20% in 2010, leading to pressure on feedstock availability and pricing pressure on chemicals production.

High and volatile price of petroleum

According to the EIA, global petroleum prices have risen over 300% in the past 10 years from $25.89 on May 18, 2001 to $108.48 on May 20, 2011. Chemical companies are continually evaluating feedstock alternatives to mitigate high input prices, maintain or improve margins and limit the need for price increases for their downstream products, which reduce demand and drive product substitution. Additionally, volatile prices for fossil fuels have generated financial and economic uncertainty for chemical producers. For instance, the average market price per barrel of West Texas Intermediate crude oil ranged from $145.66 in July 2008 to $30.81 in December 2008 and has increased to $91.30 as of June 27, 2011. Chemical manufacturers are seeking feedstocks with stable pricing to generate more predictable profit and cash flows.

Shortages of petroleum-based feedstocks

Steam crackers convert both petroleum-based feedstock (e.g., naphtha) and natural gas-based feedstock (e.g., ethane) into building blocks used in the production of chemicals. Recently, the low price of natural gas relative to petroleum in the U.S. has driven many cracker operators to switch from petroleum-based feedstocks to natural gas-based feedstocks to earn higher margins. Cracking natural gas-based feedstocks yields lower quantities of C3 and heavier chemical building blocks relative to yields resulting from cracking petroleum-based feedstock. The recent shift away from cracking petroleum-based feedstocks has reduced the supply of C3 and heavier chemical building blocks. Examples of affected chemicals include propylene (an input to acrylic acid) and benzene (an input to adipic acid and phthalic acid). Scarcity of such chemicals is expected to continue in the future as crackers continue to switch to natural gas-based feedstock, particularly in North America and the Middle East.

Low price volatility of biobased chemicals alternatives

Advances in the fields of industrial biotechnology and metabolic engineering are enabling the manufacture of biobased alternatives for a broad set of chemicals at lower production costs than petroleum-based chemicals. These biobased chemicals can substitute for existing fossil fuel-based chemicals, are less price volatile, and can be of identical quality. We believe that these qualities will drive industry adoption of biobased chemicals.

Improving economics drive increasing demand for “green” products

Market demand for “green” products is growing as a result of consumer preferences shifting towards products that are renewable and environmentally friendly. Leading consumer products companies, such as Coca-Cola, Wal-Mart, and Proctor & Gamble, are responding by introducing green products with a reduced carbon footprint and higher renewable content. Many of these initiatives have been hampered by the historically higher costs, or “green premium,” of manufacturing products using environmentally-friendly methods versus traditional cost-optimized processes. Cost-competitive, biobased chemicals would enable end-product vendors to address the growing demand for green products without sacrificing margins.

Increasing regulatory pressure and public awareness

Concerns over energy independence, product toxicity and greenhouse gas emissions generated in the production and consumption of fossil fuels have increased government regulation of the petrochemical industry, such as the U.S.’s Clean Air Act and Toxic Substances Control Act (TSCA) and the European Union’s REACH regulation. Growing public awareness of and concern over the production of atmospheric greenhouse gases and regulation of CO2 as a pollutant is increasing pressure on petrochemical companies to find replacements for current petroleum-based processes that generate large quantities of CO2 (such as BDO from butane or benzene and adipic acid from benzene) with newer biobased processes (such as our bioprocesses that produce succinic acid) with reduced carbon footprints.

Business

COMPANY OVERVIEW

We are an industrial biotechnology company focused on becoming a low-cost producer of high-value biochemicals that drop-in and substitute for traditional petroleum-based industrial chemicals. We have developed a proprietary technology platform that we believe will enable us to manufacture a variety of drop-in chemicals and replacement chemicals for large and growing markets using a broad range of low-cost, renewable and readily available feedstocks. Our technology platform, which we have validated in our laboratories and third-party tolling facilities and commercialized with our licensee, Purac Biochem BV, or Purac, a wholly-owned subsidiary of CSM N.V., is based on a single-step anaerobic fermentation process that allows our microorganisms to grow and simultaneously produce the target product, resulting in greater productivity and yield relative to other known bioproduction processes. We believe that we can produce our target high-value chemical intermediates at an average of half the cost of traditional petrochemical intermediates at a wide range of oil and industrial sugar prices without relying on government subsidies.

We have entered into or intend to enter into strategic relationships with international companies to accelerate the global commercialization of our products and development of our biochemical production capabilities. For example, we signed a non-binding memorandum of understanding, or MOU, to enter into a definitive joint development agreement with Johnson Matthey PLC’s subsidiary Davy Process Technology Limited, or Davy, a developer and licensor of advanced process technologies. Under that agreement, Davy would, upon completion of testing and engineering of our biosuccinic acid, guarantee to its butanediol process licensees that they could use our biosuccinic acid in their butanediol process in place of petroleum-derived maleic anhydride without significant additional capital expenditures. We have also signed exclusive alliance agreements with ThyssenKrupp’s subsidiary Uhde GmbH, or Uhde, a chemical plant engineering company, and its U.S. subsidiary, to integrate our fermentation technology with Uhde’s separation technology in the plant design and, on a project-by-project basis, provide process and performance guarantees for our future plants on mutually agreeable terms to facilitate access to project finance. In addition, we plan to leverage our partnership with PTT Chemical International Private Limited, or CH Inter, our largest stockholder and a subsidiary of PTT Chemical Public Company Limited, or PTTCH, a large Thailand-based petrochemical producer, to access CH Inter’s and PTTCH’s breadth of commercial and technical expertise and extensive knowledge and infrastructure in Asian markets.

We have validated our proprietary technology as cost-competitive using commercial-scale unit operations and multiple feedstocks. Our technology platform combines proprietary microorganisms, or biocatalysts, and a fermentation process capable of using diverse industrial sugars to create various chemical intermediates, such as succinic acid (a $7.5 billion addressable market at current prices), fumaric acid (a $1.7 billion addressable market), acrylic acid (a $14.5 billion addressable market) and lactic acid (forecast to eventually become a multi-billion pound market). We believe that our technology is capable of efficiently producing organic chemicals at high yields while consuming less feedstock because we use an anaerobic process that consumes, rather than releases, atmospheric carbon dioxide, or CO2. For example, our models show that we can convert the same amount of sugar needed to make 100 million gallons of ethanol into approximately 1.4 billion pounds of succinic acid, thereby yielding potential sales of $1.2 billion from succinic acid versus $250 million from ethanol based on today’s market prices. Overall, our improved feedstock efficiency allows us to achieve significant cost advantages relative to competitors who use either traditional petroleum-based processes or other known bioproduction techniques, allowing us to realize attractive margins and return on capital.

Based on current commercial-scale cost metrics, we estimate that our production process for biosuccinic acid will be cost-competitive with petroleum-based processes down to $45 per barrel of oil. We believe, as a result, that we can radically transform the 1,4 butanediol, or BDO, and adipic acid markets, using renewable feedstocks while reducing our customers’ carbon footprint. Using this same technology platform, we also plan to address even larger markets, such as acrylic acid.

Our biosuccinic acid is a drop-in product that can be used in a number of petrochemical manufacturing processes. We are able to accomplish this because our technology produces a biosuccinic acid that is the same molecule as petroleum-based succinic acid currently used in existing markets. Our customers benefit from our chemical intermediates because we produce these high-value chemicals at costs that have lower volatility than petroleum inputs. We believe we can replicate this model for many widely used petrochemicals.

We are currently building a 30 million pound biosuccinic acid plant in Lake Providence, Louisiana, or the Louisiana Plant, and have contracts committing customers to buy 100% of each customer’s annual succinic acid requirements from us, consuming a substantial portion, and prospectively all, of the Louisiana Plant’s initial capacity based on the customers’ current stated forecasts. We anticipate that the Louisiana Plant will begin commercial operations during the first quarter of 2013. We intend to expand the annual production capacity of this plant to approximately 170 million pounds by the end of the first quarter of 2014. We are also developing an industrial biochemical facility for the production of biosuccinic acid with Uhde in Germany. We have also signed a memorandum of understanding with China National BlueStar (Group) Co. Ltd., or BlueStar, to develop a proposal for a jointly-owned 220 million pound biosuccinic acid plant in Nanjing, China, the biosuccinic acid requirements of which would be exclusively supplied by the Company. BlueStar is currently producing BDO utilizing a process licensed from Davy.

TECHNOLOGY

We are applying our expertise in metabolic engineering, directed evolution, fermentation technology and chemical engineering to design methods for producing high-value biochemicals at competitive prices. Our team of 36 scientists and researchers, including 17 with Ph.D. degrees, have developed a proprietary technology platform that we use to produce high-value biochemicals at high yield and productivity. We accomplished this by developing biocatalysts, microorganisms with altered metabolic pathways, that grow and simultaneously produce target biochemicals from a variety of feedstocks without the use of expensive complex nutrients. Our ability to couple the growth of our biocatalysts to target biochemical production improves productivity and yield and limits by-product formation, thereby reducing the need for expensive post-conversion unit operations. This reduces the risks of commercial scale-up and enables low-cost fermentations. Our process is anaerobic and therefore does not release CO2; in addition, in the production of biosuccinic acid, we introduce CO2 as an additional carbon source, thereby using less feedstock and reducing the carbon footprint of our products. Using our experience in industrial chemical engineering, we develop and scale-up fermentation processes that efficiently recover industrial biochemicals from fermentation broth in high purities. To separate and purify our target biochemicals, we use off-the-shelf equipment that has been deployed and proven at commercial scale for other organic products.

FEEDSTOCKS

Our biocatalysts are feedstock flexible and can consume sugars from a variety of sources, including glucose from corn and grain sorghum, sucrose from sugarcane, cellulosic sugars from waste biomass (e.g., bagasse and wood waste) and glycerol, a by-product of biodiesel facilities. After completing start-up and operational trials on sorghum-based sugars at the Louisiana Plant, we plan to transition to low cost sugars such as 95 Dextrose. The price of 95 Dextrose, an intermediate product of the corn wet-milling process, is significantly less volatile than that of corn. Between May 2001 and May 2011, corn prices on the CBOT ranged from $1.94 to $7.33 per bushel while 95 Dextrose ranged from $0.13 to $0.20 per pound.

Our management team has extensive experience in the commercial scale-up and operation of plants utilizing cellulosic-derived sugars spanning more than 20 years, having built and operated three separate pilot plants with various production capabilities. This experience includes all aspects of feedstock preparation, pre-treatment, hydrolysis and fermentation. We have made hydrolysate, containing both five carbon sugars (C5s such as xylose) and six carbon sugars (C6s such as glucose), which we have converted to both succinic and lactic acid at the same efficiencies as traditional sugars. Our biocatalysts can consume both five carbon and six carbon sugars, which we believe positions us to be a first mover when cellulosic feedstocks become more widely available. We plan to use the most cost-effective regional feedstocks or a combination of feedstocks in our future plants.

COMMERCIAL SCALE-UP

Our technology platform has been deployed on a commercial scale since June 2008 at Purac’s manufacturing facility in Barcelona, Spain for the production of D(−) lactic acid. Purac is a worldwide leader in the production of lactic acid. In January 2006, we granted Purac an exclusive, worldwide and royalty-bearing license under our licensed patents and technologies to produce, market and sell D(−) lactic acid, its derivatives and by-products. Purac produces D(−) lactic acid using our technology in 200,000 liter fermenters. The scale-up of the Louisiana Plant represents a two fold scale-up as compared to the production of D(−) lactic acid as commercialized by Purac and is comparable in nature.

We have already scaled up our biosuccinic acid production from an initial fermentation vessel size of five liters to 50,000 liters from January 2008 to February 2011 at various locations. We entered into a contract manufacturing arrangement with Fermic to validate our technology at a larger scale and produce samples for customers and equipment vendors. Using Fermic’s 20,000 liter fermenters represented a more than 1,000 fold increase in fermenter size compared to the fermenters in our R&D laboratory. We began to make product in our labs with five liter fermenters, then transitioned to 500 liter fermenters at Fermic and then rapidly progressed to Fermic’s 20,000 liter fermenters. Using Fermic’s site, personnel, and equipment, we produced a total of 24 metric tons of biosuccinic acid. Myriant reimbursed Fermic for raw materials, the use of Fermic’s personnel, and the rental of Fermic’s equipment. All product made under this arrangement belonged exclusively to Myriant and was sent to customers, vendors, and our laboratories for testing. For a period of 20 months, we conducted our tests, further developed our process, and made product samples.

PARTNERSHIPS

We have entered into or intend to enter into strategic relationships with international companies to accelerate the global commercialization of our products and the development of our biochemical production capabilities. Our partners include international process design, engineering and licensing firms that serve the chemicals industry, such as Davy and Uhde. These arrangements will help validate our products and processes for the commercial production of biosuccinic acid. For example, we expect that Davy will perform, at its expense, all of the engineering, development and pilot plant work at its facilities needed to validate our biosuccinic acid for its process technology and, upon successful testing of our biosuccinic acid, would guarantee to its licensees that our biosuccinic acid will work in replacement of MAN in its BDO production process. This approach takes advantage of the existing plants that use the Davy process for BDO production (approximately 1.2 billion pounds or 27% of total global capacity and 50% of capacity installed since 1992) and would enable Davy process licensees to use our biosuccinic acid in their production process without significant additional capital expenditures. To accelerate development, construction and financing of our production facilities, we have signed exclusive alliance agreements with Uhde, an international engineering company focused on the design and construction of chemical, refining and other industrial plants. Uhde will integrate our fermentation technology with its separation technology in the plant design and provide process and performance guarantees on mutually agreed terms facilitating access to project finance.

We plan to leverage our partnership with CH Inter and PTTCH to access CH Inter’s and PTTCH’s breadth of commercial and technical expertise and extensive knowledge in Asian markets. In addition, we are negotiating a joint venture and licensing arrangement with PTTCH that will enable us to commercialize our technology and develop biochemical plants in the ASEAN countries.

TARGET MARKETS

The following markets are established chemical markets traditionally dependent on petroleum-based feedstocks for which we are developing biobased alternatives.

Succinic Acid ($7.5 billion addressable market)

Succinic acid is a chemical building block that is used as an intermediate in the production of numerous high-volume products including plastics, fibers, coatings, solvents and cosmetics. The U.S. Department of

Energy has identified succinic acid as one of the five most promising “building block” chemicals that can be produced commercially from biomass rather than fossil fuels, as can be seen in the following figure.

Biosuccinic Acid Applications

Succinic acid is conventionally produced from benzene or butane. To produce succinic acid, benzene or butane is first oxidized to produce maleic anhydride, or MAN, releasing roughly half the raw material mass as CO2, after which MAN is reduced to succinic acid through hydrolysis. Succinic acid is produced in existing chemical processes that use MAN as an input, and is most commonly produced as a captive intermediate rather than as a merchant product. Examples of high-volume production processes that go through succinic acid include BDO, gamma-butyrolactone (GBL), and tetrahydrofuran (THF). We plan to produce biosuccinic acid that will feed into existing processes that use succinic acid as an intermediate, replacing MAN with biosuccinic acid and thereby eliminating plant unit operations and saving capital costs.

There is currently a small existing merchant market for succinic acid which we plan to sell our biosuccinic acid into. Succinic acid is currently produced by Royal DSM N.V. and several small producers in China and India, and is used as an input in the production of pigments, solvents, detergents, metal plating, and polybutylene succinate (PBS) polymers. PBS polymers are biodegradable, and can be used to replace conventional plastics in applications such as flexible packaging, agricultural films and compostable bags. The PBS polymers market is currently small, but we expect it to grow over time as demand for biodegradable plastics increases.

In addition to targeting the existing succinic acid market, we plan to sell our biosuccinic acid in the following target markets:

Butanediol

BDO is a high-value chemical intermediate with end markets in polymer resins, fibers, coatings and other downstream chemical products. Total global BDO capacity is estimated at approximately 4.5 billion pounds per year. Half of global BDO is used as an intermediate in the production of THF, which is an intermediate in the production of elastic fibers such as elastane, better known as Spandex® and Lycra®. The rest of global BDO production is used as a raw material for polybutylene terephtalate (PBT) engineering polymers, polyurethanes and other applications. Growth drivers for BDO demand include increasing demand for elastic fibers in China and recovering demand for PBT engineering resins in the U.S.

Roughly two-thirds of global BDO is captively used by BDO producers. BDO is produced through four main processes: the Reppe process (41% of global capacity), the Davy process (27%), the Propylene Oxide process (21%) and the Mitsubishi process (7%). The largest producers of BDO globally include BASF, Dairen Chemical, LyondellBasell, ISP, Invista and China National BlueStar Corporation.

The Davy process was commercialized in the 1990s as a lower-cost, more efficient alternative to the Reppe process and is based on the conversion of MAN into dimethyl succinate and then into BDO. Succinic acid can be used as a drop-in replacement for MAN in this process. This process represents the fastest growing BDO technology. The Davy process accounts for 50% of BDO plant capacity built since 1992, and its licensed installed base is currently estimated at 1.2 billion pounds per year. The largest Davy process producers include China National BlueStar Corporation, Sinopec, BASF/Petronas, Gulf Advanced Chemical Industries and Sanwei.

We plan to sell our biosuccinic acid as a drop-in in the butanediol market.

Adipic Acid

Adipic acid is a major chemical intermediate derived from benzene and used in a range of polymers and plastics applications, which are in turn used in the production of specialty flexible foams for textile laminations and garment linings, packaging, filters and fuel tank linings and for PVC-based adhesive tapes, such as automotive decals, labels and electrical, surgical and industrial tapes. Over half of the adipic acid produced globally is used to produce nylon 6,6 fibers and engineering resins. The remainder of adipic acid is used to produce polyester polyols, plasticizers, and other polymer applications. The total market size of adipic acid is estimated at $6.9 billion at current prices.

The adipic acid market has been negatively impacted by the limited supply of benzene, which is the traditional building block used to produce adipic acid. Periodic supply shortages and high prices in benzene have led to volatility in the availability and cost of adipic acid. In addition, capacity rationalization during the recent recession combined with a rebound in demand for adipic acid has further contributed to shortages and price increases. Adipic acid production also generates large quantities of pollutants such as carbon dioxide and nitrous oxide. Emissions of these pollutants attract regulatory pressure and can lead to higher taxes and regulatory requirements to add equipment to reduce emissions. Succinic acid, which can be sold as a replacement for adipic acid in non-nylon applications, offers an alternative with potentially less volatile prices and green attributes.

The major producers of adipic acid include Invista, Rhodia, Ascend Performance Materials and BASF.

We plan to sell our biosuccinic acid as a replacement chemical in the adipic acid market.

Phthalic Anhydride

Phthalic anhydride, or the anhydride of phthalic acid, is a major chemical intermediate used as a raw material to produce plasticizers, coatings and polymer resins. Plasticizers account for approximately half of global phthalic anhydride consumption, with the remainder used in alkyd resins for surface coatings, unsaturated polyester resins and polyester polyols. Plasticizers are used in, among other products, wire/cable jacketing, garden hoses, medical tubing and PVC film. Polyester resins are used in pipes, ducts, bathroom components, automotive parts and swimming pools. The total market size of phthalic anhydride is estimated at $6.2 billion at current prices.

Phthalic anhydride is generally produced from o-xylene, a benzene derivative, but can also be produced from naphthalene or an o-xylene/naphthalene blend. Because phthalic anhydride markets are linked to benzene, recent global shortages in benzene have driven up prices and reduced available supply.

Health concerns have recently been raised regarding the use of phthalic anhydride derivatives, or phthalates in consumer plastics. Studies have found that animals exposed to phthalates experience adverse health effects including reduced testosterone production, reduced estrogen production, birth defects and liver cancer. Citing health risks, the U.S. government in 2008 enacted a permanent ban on three phthalates and a temporary ban on three others from composing more than 0.1% of any children’s product for ages 12 and under. In 2005, the E.U. enacted a similar ban on the use of six phthalates in children’s products, and in 2011 Canada restricted the use of six phthalates above 1,000 milligrams per kilogram in children’s toys and child care products. Phthalates were also the subject of a recent U.S. law suit in which two consumer advocacy groups sued the U.S. Consumer Product Safety Commission (CPSC) alleging the commission acted illegally by failing to adequately regulate toxic phthalates in consumer products.

As a result of increasing government regulation of phthalates and growing public awareness of their potential health risks, producers are looking for non-phthalate chemicals to use as replacements. Succinate esters, derived from succinic acid, have similar performance characteristics to phthalates. Some of our prospective customers have already tested replacing phthalates with succinates and one customer has signed a contract with us for that purpose.

The major global producers of phthalic anhydride include BASF, Nan Ya, ExxonMobil, UPC Group and Aekyung Petrochemical.

We plan to sell our biosuccinic acid as a replacement chemical in the phthalic anhydride market. We have entered into a supply agreement with The Chemical Company to supply it with biosuccinic acid in accordance with the terms set forth in the section titled “Customers” on page 72 of this prospectus.

Lactic Acid (forecast to eventually become a multi-billion pound market)

Lactic acid exists in nature as a mixture of two forms: D(−) lactic acid and L(+) lactic acid. These molecules contain the same elements but are mirror images of each other, like a right and left hand. The production of the polylactic acid, or PLA, uses this mixture of lactic acid. PLA has an inherent weakness in heat stability, compared to other polymers such as polyethylene and polypropylene. PLA polymers melt at approximately 70 degrees Celsius, which makes it unsuitable for many applications. Combining D(−) lactic acid in higher concentration raises the melting point of PLA to 200 degrees Celsius, which opens up many new applications to PLA. Thus, there is significant value in producing pure D(−) lactic acid.

Since D(−) and L(+) lactic acid are so similar, they are difficult to separate into pure product. Prior to the development of our technology, the only way to produce D(−) lactic acid was through an expensive chiral separation. As a result of this costly step, use of pure D(−) lactic acid in PLA has not been economically viable. Our technology allows for the production of D(−) lactic acid alone or L(+) lactic acid alone in one step through biosynthesis, which simplifies and lessens the cost of the purification process. We believe our low cost position in the production of D(−) lactic acid would thus create an economically viable solution for manufacturers looking to enhance the performance of PLA.

Until recently, SC-PLA could not be produced because there was no commercial supply of D(−) lactic acid. In 2008, Purac, one of the world’s largest producers of lactic acid, began commercial production of D(−) lactic acid using bioproduction technology licensed from us.

Fumaric Acid ($1.7 billion addressable market)

Fumaric acid is currently used as a preservative in food and beverages, as a sizing agent in paper production and as an input for alkyd resins used in paints and coatings. The existing fumaric acid market size is estimated at $319 million at current prices. Fumaric acid can also be used as a replacement for MAN in the production of unsaturated polyester resins (UPR), which are used in construction, marine and automotive products. This replacement is possible because fumaric acid is chemically equivalent to a combination of MAN and water. Fumaric acid is not used as a MAN replacement today because it is not currently produced at a cost that is competitive with the MAN production cost. The market for which fumaric acid can potentially replace MAN, excluding MAN used in the Davy BDO process, is estimated at $1.4 billion at current prices. The existing fumaric market and addressable MAN market are together estimated at $1.7 billion at current prices.

The major global fumaric producers include Bartek Ingredients, Polynt, Thirumlai, DSM Fine Chemicals, UPC Technology, Weinan Shuangqiao, Proaroma Industria e Comercio, Tate & Lyle and Yongsan Chemicals.

Acrylic Acid ($14.5 billion addressable market)

Acrylic acid, one of the most versatile monomers, is used to impart hardness, tackiness and durability to thousands of polymer formulations. Its two main derivatives are acrylates and polyacrylic acid. Acrylates, which are esters of acrylic acid, are used in superabsorbents, coatings, adhesives, sealants, textiles, paper chemicals and plastic additives. The acrylic acid market size is estimated at $14.5 billion. Major growth applications for acrylates include radiation-curable coatings, adhesives, sealants and acrylic fibers.

Acrylic acid is produced primarily from propylene. Propylene-based production involves adding oxygen to propylene to produce acrolein, an unsaturated aldehyde, which is further oxidized to acrylic acid. Acrylate esters can then be produced through esterification of acrylic acid with an alcohol (e.g., n-butanol, ethanol, methanol). Major global producers of acrylic acid include BASF, Dow, Nippon Shokubai, Arkema, Formosa Plastics, Evonik Stockhausen and Jiangsu Jurong.

OUR COMMERCIAL PRODUCTS

Biosuccinic Acid

We are currently focused on commercializing and producing biosuccinic acid. This product represents an addressable market opportunity of $7.5 billion. Biosuccinic acid can be used to make a range of high-volume, high-value chemical products, including BDO, polybutylene succinate, or PBS, tetrahydrofuran, or THF, and as a substitute for adipic acid and phthalic anhydride. These products are primarily used in the production of polyurethane fibers, solvents and engineered plastics. We believe we can be a low-cost producer of succinic acid relative to producers using either traditional petroleum-based processes, including petroleum-derived maleic anhydride, or other known bioproduction techniques.

We believe we can achieve commercial-scale cost targets for our biosuccinic acid and have already had more than 24 metric tons of biosuccinic acid made for us at the Fermic tolling plant for our internal testing and customer/vendor sampling and validation. Customer feedback has been positive and has resulted in three supply contracts and one signed letter of intent. We estimate that these contracts will consume a substantial portion, and prospectively all, of the initial annual production capacity available at our Louisiana Plant. We are planning to expand the plant to 170 million pounds by the end of the first quarter of 2014 and have a pipeline of customers in place that have indicated interest in purchasing our biosuccinic acid that would be sourced from this additional annual production capacity.

Through our relationship with Davy, we intend to target BDO plants that use the Davy process to replace their petroleum-derived maleic anhydride with our biosuccinic acid. This will allow our customers to produce BDO from renewable resources with a reduced carbon footprint and higher renewable content relative to the traditional Davy production processes. We are also working with Davy to integrate and optimize our respective processes to reduce the number of unit processing operations, thereby further reducing our overall cost of biosuccinic acid production for use in BDO applications.

D(−) Lactic Acid

In June 2008, our technology platform was commercialized for the production of D(−) lactic acid through our licensee, Purac. This is the first product based on our technology. Purac pays us royalties based on sales. Our D(−) lactic acid is, to our knowledge, the only chirally pure product on the market, which allows it to be cost-effectively alloyed with PLA as a stereocomplex (SC-PLA), addressing the thermal stability problem that has limited the adoption of traditional PLA (L-PLA). We believe that biobased SC-PLA has the potential to enter higher-value markets such as engineered plastic, which will expand SC-PLA’s addressable market. As a result, market forecasts predict the addressable market for D(−) lactic acid will eventually exceed one billion pounds. The conversion of feedstock through our D(−) lactic acid to PLA can be visualized in four general steps:

We are currently in the development phase of our stage-gated process to use non-food cellulosic biomass to make D(−) and L(+) lactic acid. When the second generation process is completed, we will have the ability to produce and sell D(−) and L(+) lactic acid from our own plants. We have no obligation to license the second generation process to Purac. D(−) lactic acid and L(+) lactic acid are together forecast to become a multi-billion pound market.

We intend to finance the completion of this development with a combination of cash on hand and a portion of the net proceeds received from this initial public offering of our common stock.

OUR PRODUCT PIPELINE

Our technology platform provides for the manufacture of several additional products through the use of metabolic pathways related to those that we used to develop both our lactic acid and biosuccinic acid technologies.

Fumaric Acid

We are developing a biobased fumaric acid utilizing the same E. coli-based technology used to produce our biosuccinic acid. Fumaric acid is an important ingredient used in food preservation, as a sizing agent in paper production and as an input to alkyd resins used in paints and coatings. Fumaric acid can also be used as a replacement for MAN in all MAN-based applications, because fumaric acid is chemically equivalent to a combination of MAN and water. The most significant of these applications is the production of UPRs, where fumaric acid can be used on a drop-in basis to replace MAN. We are in initial discussions with major UPR producers regarding the use of biobased fumaric acid in UPR production. Including both the existing fumaric acid market and the market for which fumaric acid can replace MAN, but excluding MAN used in Davy BDO plants, we believe that fumaric acid represents a $1.7 billion addressable market. We are one year into our development cycle for fumaric acid, and we expect to enter the scale-up phase in 2012.

Acrylic Acid

We are currently in the discovery stages of developing a biobased process for making acrylic acid, one of the most versatile monomers. We have achieved proof of concept at laboratory scale and are in the first year of our development phase for acrylic acid. We expect to enter the pilot phase in our cycle in 2012.

OUR COMPETITIVE STRENGTHS

We believe that the following strengths differentiate us from both traditional chemical producers and other biobased chemical producers:

Validated proprietary technology.  Our technology has the following features:

•	single-step anaerobic process allows our biocatalysts to grow and simultaneously produce the target product, resulting in greater productivity and yield relative to other known bioproduction techniques;

•	allows fermentation of diverse sugars to create multiple high-value biochemicals;

•	enables us to produce a broad set of C3, C4 and C6 based chemicals;

•	reduces carbon footprint for our products by consuming rather than producing CO2;

•	limits by-product creation, lowering purification costs; and

•	organism that thrives in a minimal salt medium with no need for corn steep liquor, yeast extract or other expensive raw materials.

Low-cost producer of sustainable biobased products.  Our drop-in and replacement products address large existing industrial chemical markets at an average of half of the cost of traditional petrochemical intermediates at both today’s and a wide range of oil and industrial sugar prices. We believe our low-cost manufacturing process will allow us to offer customers sustainable, biobased inputs to existing processes at stable prices competitive with petroleum-based inputs. For example, Davy-licensed BDO producers could offer a green product and reduce their exposure to price volatility of petroleum-derived MAN by substituting our biosuccinic acid. In addition to stable raw material pricing, Davy approval of our biosuccinic acid for use in its BDO process would enable its process licensees to use our biosuccinic acid in their production process without significant additional capital expenditure. We also plan to offer our biosuccinic acid as a replacement for other petroleum-based products such as adipic acid and phthalic anhydride, thus reducing price volatility faced by purchasers of those products.

Feedstock flexible.  Using bioproduction processes, we have successfully made biosuccinic acid from 95 Dextrose, grain sorghum, sucrose from sugarcane, cellulosic sugars from waste biomass (e.g. bagasse and wood waste) and glycerol, which is a by-product of biodiesel facilities. Our biocatalysts consume both five carbon sugars (C5s such as xylose) and six carbon sugars (C6s such as glucose), which we believe positions us to be one of the first movers when cellulosic feedstocks become more widely available. We plan to use the most cost-effective regional feedstocks or combination of feedstocks in our future plants, such as cassava in Thailand, sugarcane in Brazil, corn-derived 95 Dextrose in the United States and waste biomass and cellulosics throughout the world.

Commercialized product.  Our technology platform has been commercialized for the production of D(−) lactic acid through our licensee, Purac. Purac uses our process to produce D(−) lactic acid, which is an input to SC-PLA, a biopolymer that addresses the thermal stability problems associated with conventional PLA (L-PLA). SC-PLA offers higher strength and crystallinity and superior heat resistance relative to L-PLA, enabling its use in higher value applications such as engineered and high-performance plastics. We know of no other biocatalyst capable of producing chirally pure D(−) lactic acid in one step via bio-synthesis.

Strategic relationships with international companies in the fields of chemicals, process technology and engineering.  We have entered into or intend to enter into strategic relationships with international companies to accelerate the global commercialization of our products and the development of our biochemical production capabilities. We are collaborating or negotiating with two international process design, engineering and licensing firms to the chemical industry, Davy and Uhde, to help validate our products and processes through developing process and performance guarantees for the commercial production of biosuccinic acid. Our memorandum of understanding with Davy contemplates that if Davy successfully completes engineering and testing of our biosuccinic acid, Davy would guarantee to its licensees that our biosuccinic acid will work in replacement of MAN in its BDO production process. This approach takes advantage of the existing installed asset base that uses the Davy process for BDO production and would enable Davy process licensees to use our biosuccinic acid in their production process without significant additional capital expenditures. To accelerate development, construction and project financing of our production facilities, we have signed exclusive alliance agreements with Uhde, an international engineering company focused on the design and construction of chemical, refining and other industrial plants, providing for Uhde to integrate our fermentation technology with its separation technology in the plant design and, on a project-by-project basis, to provide process and performance guarantees on mutually agreed terms for our future plants, facilitating access to project finance.

We also plan to leverage our partnership with CH Inter and PTTCH to access CH Inter’s and PTTCH’s breadth of commercial and technical expertise and extensive knowledge in Asian markets. In addition, we are negotiating a joint venture and licensing arrangement with PTTCH to commercialize our intellectual property and develop biochemical plants in the ASEAN countries.

Profitable unit-level economics without subsidies or mandates.  We do not rely on regulatory policies, subsidies, mandates or tariffs to make our products commercially viable. Based on our testing, projections and experience to date, we believe that our technological platform will allow us to offer our products at prices that are competitive with petroleum-based chemicals, without reliance on green premiums or government subsidies. We believe capital expenditures required for production of our products are consistent on a per-pound basis with traditional chemicals plants and provide a more attractive return on capital.

Scale-up and signed customer contracts.  We have scaled up the production of our biosuccinic acid from an initial five liters to 50,000 liters from January 2008 to February 2011. This scale-up was executed in ten fold increments over prior capacity and was executed successfully, providing the basis of the commercial-scale cost metrics that will make our production process for our biosuccinic acid cost-competitive down to $45 per barrel of oil. Under our supervision, the Fermic tolling facility produced 24 metric tons of biosuccinic acid for us in support of our internal and customer/vendor sampling and testing programs of over 100 current and potential customers. Our biosuccinic acid was validated through sampling and testing in analytical labs, application labs and pilot plants by 26 major chemical companies. We anticipate entering into additional contracts with a variety of customers prior to construction of new production facilities. We are negotiating additional supply agreements for the supply of our products from our Louisiana Plant expansion with a variety of large, well-established chemical companies.

Experienced team with a demonstrated track record.  Members of our management team have years of experience in developing, scaling, building and operating biotechnology and chemical businesses, and have led several companies and projects with a demonstrated track record of achievement and technological process. Accomplishments include:

•	developing microorganisms and new products (D(−) lactic acid, cellulosic ethanol, DuPont’s Suva®, riboflavin);

•	developing the fermentation and downstream processes of industrial biotechnology (D(−) lactic acid, cellulosic ethanol, riboflavin);

•	employing process development and project management of large scale plants from start to finish (BASF’s $1.3 billion steam cracker and the world’s largest butadiene extraction unit);

•	financing and constructing large scale capital projects;

•	commercializing and navigating product approvals at global and multinational companies (D(−) lactic acid and DuPont’s Suva®);

•	constructing and operating a $270 million, 100 million gallon biofuel facility; and

•	managing global business functions, including pricing, sourcing, customer interfacing, budgeting, and capital planning.

OUR STRATEGY

Our strategy is to become a low-cost producer of high-value biochemicals that drop-in and substitute for traditional petroleum-based industrial chemicals. Key elements of our strategy include:

Developing drop-in and replacement products for large existing addressable markets.  We intend to commercialize a broad set of chemicals with large addressable markets. Through our licensee Purac, we commercialized our first high-value chemical, D(−) lactic acid, and we are currently constructing a commercial-scale production facility for our biosuccinic acid (a $7.5 billion addressable market) product. In addition, we are developing new biocatalysts and processes to produce fumaric acid (a $1.7 billion addressable market) and acrylic acid (a $14.5 billion addressable market). We intend to finance the development of such new biocatalysts and processes with a combination of cash on hand and a portion of the net proceeds received from this initial public offering of our common stock.

Leveraging and establish partnerships to achieve commercial success.  We believe that our technology and engineering partnership with Uhde and potential partnership with Davy will enable us to accelerate the global commercialization of our products and the development of our biochemical production capabilities and provide us with a channel to market for high-value biochemicals. We intend to leverage our strategic partnership with CH Inter and PTTCH to access their breadth of commercial and technical expertise and extensive knowledge and infrastructure in Asian markets. We are currently in discussions with potential partners to accelerate all elements of our business plan.

Targeting drop-in applications to drive market penetration.  We intend to initially target drop-in applications for our products to drive market adoption. We also plan to pursue replacement applications for our products to expand our market position. For example, our biosuccinic acid commercialization strategy involves targeting drop-in products for BDO manufacturing and existing biosuccinic acid applications, where we intend to drive adoption to increase productivity without the need for significant additional capital expenditure by our targeted customers. We also plan to market our biosuccinic acid as a replacement for adipic acid in applications where manufacturers can use it to make products of identical quality with lower price volatility and greater environmental sustainability.

Rapidly penetrating existing BDO market.  We signed a non-binding memorandum of understanding, or MOU, with Davy to enter into a definitive joint development agreement, pursuant to which Davy would approve our biosuccinic acid for use in BDO plants that use the Davy process, which would provide us with an immediately addressable market for biosuccinic acid. This represents roughly 27% of the BDO market, or 1.2 billion pounds per year. We believe our biosuccinic acid, if successfully guaranteed by Davy for use in its BDO process, will enable Davy process licensees to use our biosuccinic acid in their production process without significant additional capital expenditure.

Securing customer contracts to support production capacity expansion.  We plan to secure customer contracts in advance of expanding our production capacity to mitigate capacity utilization risks. We have signed contracts with three customers who have agreed to buy 100% of their succinic acid from our Louisiana Plant to replace petroleum-based succinic acids, adipic acid and phthalates. As of May 2011, we were in discussions with over 100 prospective customers that have indicated interest in purchasing our biosuccinic acid that would be sourced from the additional capacity created upon the expansion of the Louisiana Plant to 170 million pounds.

Expanding internationally to markets with the greatest business opportunities.  We plan to compete in the broad petrochemical market by deploying our technology and establishing manufacturing operations globally. We expect that Asia will be responsible for a majority of the growth of demand in global markets. Our strategic relationship with CH Inter and PTTCH will enhance our ability to develop, finance, build and operate plants in the region.

Capitalizing on our feedstock flexibility to further reduce cost.  Our biocatalysts are feedstock flexible and can consume sugars from a variety of biomass sources. We plan to use the most cost-effective regional feedstocks or combination of feedstocks in our future plants, such as cassava in Thailand, sugarcane in Brazil and corn-derived 95 Dextrose in the United States, as well as waste biomass and cellulosics throughout the world. This strategy is designed to expand the geographic scope of our business while further improving the economics of our products.

OUR TECHNOLOGY PLATFORM

Our proprietary technology platform, which we have validated in our laboratories and third-party tolling facilities and commercialized with our licensee, Purac, is based on a single-step anaerobic fermentation process (that is, a chemical reaction process that does not require oxygen). This process allows our biocatalysts to grow and simultaneously produce the target product, resulting in greater productivity and yield relative to other known bioproduction techniques, rather than a two-step process of first growing biocatalysts aerobically and then switching to an aerobic fermentation process. Aerobic growth uses more feedstock than anaerobic growth, reducing yield and increasing costs. For this reason, we can produce high-value biochemical intermediates at an average of half the cost of traditional petrochemical processes at a wide range of oil and feedstock prices without reliance on government subsidies or a “green premium”. We intend to capitalize on the feedstock flexibility of our processes to tailor manufacturing plants to utilize low cost, readily available feedstocks.

Our detailed understanding of many of the biochemical pathways within microbial cells has allowed us to create engineered microbes that produce desirable biochemicals. Such engineered microbes can be grown in suitable media and used as biocatalysts to create desired biochemicals.

Our team of 36 scientists and researchers, including 17 with Ph.D. degrees, couple the understanding of the biochemical pathways of microorganisms with our expertise in metabolic engineering and metabolic evolution to create unique and novel proprietary biocatalysts that produce target biochemicals at high yields. We believe that our biocatalysts are unique in their ability to grow and simultaneously produce target biochemicals in minimal growth medium and without the use of expensive complex nutrients. Our ability to couple the growth of our biocatalysts to target biochemical production improves productivity and yield and limits by-product formation thereby reducing the need for expensive post-conversion unit operations. In addition, our biocatalysts have the capacity to produce target biochemicals through one-step anaerobic growth as opposed to aerobic growth. Aerobic growth results in greater variability and less predictability in the growth of the biocatalysts and in commercial scale production of target biochemicals due to technical difficulties in providing uniform oxygen partial pressure throughout a large volume fermentation vessel. On the other hand, the growth under anaerobic growth conditions is uniform. Our biocatalysts are produced through metabolic engineering and metabolic evolution and do not contain any foreign genes.

Once we have established laboratory scale production of target biochemicals using our biocatalysts, our expertise in fermentation technology allows us to scale up to commercial scale production with consistent productivity and yield. The chart below indicates where our products stand in our stage-gated commercialization process.

The D(-) lactic acid production process is at commercial scale. We are in the process of commercializing our biosuccinic acid process. Our current development efforts are focused on developing biocatalysts for the production of fumaric and acrylic acid from a variety of sources, including glucose from corn and grain sorghum, sucrose from sugarcane, cellulosic sugars from waste biomass and glycerol. Our platform provides flexibility and we are able to produce biocatalysts that are based on a variety of micro-organisms, including gram negative bacteria, such as E. coli, gram positive bacteria, such as bacillus, and yeasts. Our platform is directed toward selecting the most efficient microorganism to create biocatalysts for the production of desired biochemicals in a cost-effective manner. We have developed biocatalysts with the ability at laboratory scale to utilize a variety of different biobased feedstocks, including glucose, xylose, sucrose, glycerol and hydrolysates derived from woody lignocellulosic feedstock.

With our extensive experience in industrial chemical engineering processes, we have recovered high-value biochemicals from fermentation broth with high purities. To separate and purify our products, we use off-the shelf equipment that has proved useful in the large-scale recovery of other organic compounds. Through research and development, metabolic engineering and directed-evolution processes, we seek to remove chemical pathways in organisms that may create unwanted by-products. This enables the elimination of purification steps in the chemical manufacturing process thereby reducing capital costs.

CUSTOMERS

As of April 2011, we have entered into the following contracts for the supply of succinic acid as described below. Except as noted, in each case, pricing is to be determined by future negotiations with the customers. However, we intend to develop and incorporate pricing formulas into our contracts that will be based, in part, on the market prices of certain reference commodities.

Johann Haltermann Ltd.  We entered into a supply agreement in June 2010 with Johann Haltermann Ltd., or Haltermann, previously the Dow Haltermann Custom Processing division of the Dow Chemical Company, to supply it with 100% of its requirements for succinic acid, not to exceed 20 million pounds annually. Haltermann is a leading supplier of a wide range of chemicals. Haltermann has been a partner with virtually all of the top chemical, automotive, and engine companies since 1981. Our contract with Haltermann has a five-year term.

Piedmont Chemical Industries I, LLC.  We entered into a supply agreement in January 2010 with Piedmont Chemical Industries I, LLC, or Piedmont, to supply it with 100% of its requirements for succinic acid, with a target volume of five million pounds annually at a fluctuating price based in part on certain reference commodities. Piedmont is a subsidiary of Piedmont Chemical Industries, Inc., which has over seventy years of experience in the chemical industry serving customers in a wide range of specialty chemicals. Our contract with Piedmont has a five-year term.

The Chemical Company.  We entered into a supply agreement in May 2010 with The Chemical Company, or TCC, to supply it with 100% of its requirements for succinic acid, with a target volume of five million pounds of succinic acid annually. TCC is a leading manufacturer and distributor of specialty and commodity chemicals with over 40 years of experience in the industry. Its chemicals are used in the cosmetics, pharmaceuticals, petroleum, plastics, and food and paper industries. Our contract with TCC has an initial five-year term.

As of April 2011, we have entered into the following non-binding arrangement for the supply of succinic acid:

Showa Denko Europe GmbH.  We entered into a non-binding Heads of Agreement in February 2010 with Showa Denko Europe GmbH, or Showa Denko, outlining a relationship in which Showa Denko would purchase our biosuccinic acid in replacement of petroleum-based succinic acid for use in the production of polybutylene succinate (PBS), a type of biodegradable polyester, outside of North America. The Heads of Agreement also sets the terms by which we would work with Showa Denko to develop the North American market for polybutylene succinate.

As of April 2011, we have entered into the following arrangement for the supply of liquid ammonium sulfate:

Wilson Industrial Sales Company, Inc.  We entered into a supply agreement with Wilson Industrial Sales Company, Inc., or Wilson, to supply it with 100% of the liquid ammonium sulfate produced at the Louisiana Plant. Wilson is a supplier of virgin chemicals to manufacturers in a variety of industries. Liquid ammonium sulfate is a co-product of the manufacturing of our biosuccinic acid. Wilson has agreed to purchase all of the liquid ammonium sulfate produced at the Louisiana Plant for a period of five years and three months, beginning in October 2011, which is automatically renewable for two year terms.

PARTNERSHIPS

Davy Process Technology

Davy develops licenses and advanced process technologies for the manufacture of oil and gas, petrochemicals, commodity chemicals, fine chemicals and pharmaceuticals. Davy is a developer and licensor of advanced process technologies for the commercial production of BDO and its derivatives tetrahydrofuran (THF), and gamma-buttyrolactone (GBL), which are all chemical intermediaries used in the manufacture of elastic fibers (Lycra®/Spandex®), polyurethanes and other plastics. Davy has licensed 11 BDO plants (18 trains) with an aggregate capacity in excess of 610,000 metric tons per year. The Davy licensed process has been used in approximately 50% of all new BDO capacity built since 1992.

On February 9, 2011, we signed a non-binding memorandum of understanding, or MOU, with Davy to enter into a definitive joint development agreement. The agreement would provide for the testing and approval of our biosuccinic acid as a drop-in feedstock replacement for petroleum-derived maleic anhydride within the Davy process. Under the proposed joint development agreement, Davy would perform, at its expense, all of the engineering, development and pilot plant work at its facilities in Teeside, England and, upon successful testing of our biosuccinic acid, guarantee that our biosuccinic acid will work for the production of BDO at commercial scale. This approach takes advantage of the existing BDO plants that use the Davy process, enabling them to use our biosuccinic acid in their production process without significant additional capital expenditure. This would provide us with an immediately addressable market for biosuccinic acid in existing and future BDO plants that use the Davy process to replace biosuccinic acid produced from MAN in the production of BDO, representing a market opportunity for our biosuccinic acid of 1.8 billion pounds per year. Our biosuccinic acid would enable Davy process licensees to reduce their exposure to petroleum price volatility and carbon footprint and sell a green product.

In addition, we are collaborating exclusively with Davy to integrate and optimize our biosuccinic acid technology with the Davy BDO technology for the production of biobased BDO. This development work will aim to further integrate and optimize our biosuccinic acid production process with Davy’s BDO production process by eliminating intermediate unit process operations. If successful, we believe this process integration would drive down our overall operating and capital costs for BDO applications, further enhancing our competitive position in this market.

The following graphic demonstrates the current integration of our process and the Davy process for the production of biobased BDO from sugar as well as the expected impact of our further integration and optimization:

The technology and know-how necessary to implement Stage 2 in the above graphic currently exist, but require further testing to validate and implement. The technology and know-how necessary to implement Stage 3 in the above graphic does not currently exist and would need to be developed.

Uhde GmbH, a subsidiary of the ThyssenKrupp Group

In September 2009 and October 2009, we signed two Alliance Agreements with Uhde and its U.S. subsidiary. Uhde an international engineering company focused on the design and construction of chemical, refining, and other industrial plants. Pursuant to the Alliance Agreements, we exclusively cooperate with each other in our research and development efforts to jointly develop and optimize our fermentation process and Uhde’s separation process for the production of biosuccinic acid in our planned production facilities, including at the Louisiana Plant. We also exclusively cooperate in our business development efforts to develop commercial scale biosuccinic acid plants globally, subject to certain conditions and limitations. Uhde has agreed to act exclusively as our engineering, procurement and construction contractor for commercial scale succinic acid plants, except in certain limited circumstances. Under the terms of the Alliance Agreements, if an identified project requires the provision of process and performance guarantees, Uhde will be prepared to negotiate such guarantees on mutually agreeable terms, thus lowering our cost of capital by facilitating access to project finance.

PTT Chemical International Private Limited

In January 2011, we closed a $60 million strategic equity investment by PTT Chemical International Private Limited, or CH Inter, our largest stockholder and a subsidiary of PTT Chemical Public Company Limited, or PTTCH, a large Thailand-based petrochemical producer, which investment resulted in net proceeds of $57.1 million. PTTCH, through its subsidiaries, produces and distributes various petrochemical and chemical products in Thailand and internationally. This investment creates a strategic relationship with a major petrochemical company in Asia that provides significant future partnering and commercial opportunities for us throughout Asia.

In addition, we intend to establish a joint venture company with PTTCH for the ASEAN countries (Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam), of which PTTCH would own 54% and we would own the remaining 46%. Under the proposed joint venture and licensing arrangement, we would grant a license to the joint venture company to commercialize our intellectual property exclusively within the ASEAN countries for which we would receive a technology transfer fee, royalty income, maintenance fees and our pro rata share of earnings of the joint venture company. Specifically, the joint venture company would sublicense our intellectual property for the production of biochemicals in the ASEAN countries. PTTCH would have the primary responsibility to develop, structure and scope the parameters of such projects for consideration by the joint venture company. We would have the right to participate in such projects as an equity investor or sponsor provided our investment in any such project was limited to our proportionate equity interest that we hold in the joint venture company. In every case, we would receive priority royalties and intellectual property maintenance fees from the projects for the use of our intellectual property.

The joint venture also calls for a research and development collaboration between PTTCH and us to, among other things, validate and optimize our biocatalysts and regional feedstocks in connection with our intellectual property for use in the ASEAN countries. By combining PTTCH’s presence, research and development capabilities and our technology and intellectual property, we believe that the joint venture will further drive technologies for the manufacturing of green chemicals using the abundant high quality biobased feedstocks available in Thailand and elsewhere in the ASEAN countries.

China National BlueStar

On May 10, 2011, we signed a memorandum of understanding with China National BlueStar (Group) Co. Ltd., or BlueStar, a Davy process licensee for the production of BDO. BlueStar is recognized as one of the leading BDO producers in Asia and will have 120,000 metric tons of butanediol production capacity in 2011 at its BDO plant in Nanjing, China. Pursuant to the memorandum of understanding, we intend to develop a proposal for the construction of a biosuccinic acid plant to be located adjacent to its plant and enter into an agreement for the exclusive supply of biosuccinic acid to BlueStar. This proposed jointly-owned biosuccinic acid plant would have the capacity to produce 220 million pounds of biosuccinic acid on an annual basis, of which 185 million pounds would be dedicated for use in BlueStar’s BDO plant. We would plan to sell the balance into the merchant market in that region.

Milestones Achieved and Commercialization Roadmap

Our principal commercial milestones achieved to date and our commercialization roadmap of future activities include:

Commercial License to Purac
May 2008	We granted Purac, one of the world’s largest producers of lactic acid, a full royalty-bearing exclusive license to use our D(−) lactic acid strain technology to commercially produce D(−) lactic acid.
D(−) Lactic Acid Commercial Scale-Up
Summer 2008	Our first D(−) lactic acid strain was scaled up to commercial scale (200,000 liter fermenters) at Purac’s facility in Spain.
OmniGene Bioproducts Acquisition
July 2008	We acquired equipment, organisms, intellectual property and know-how, including the proprietary strain development systems of OmniGene Bioproducts. In addition, we acquired the entire OmniGene team of scientists and engineers with a long track record of commercial success in molecular biology, cell biology and fermentation technology (e.g., invention of the process to manufacture riboflavin).
Successful Pilot Plant Fermentation
July 2009	We completed our first successful pilot fermentation of biosuccinic acid to 5,000 liter fermenters at Wisconsin Bioproducts.
Uhde Exclusive Alliance
September / October 2009	We signed a global exclusive partnership with Uhde for the design, engineering, procurement and construction of biosuccinic acid manufacturing plants and to provide process and performance guarantees on mutually agreed terms for such plants.
$50 Million Department of Energy Award
December 2009	The U.S. Department of Energy awarded us $50 million in federal cost share funding for our Louisiana Plant, which was the only award focused exclusively on biobased chemicals rather than biofuels.
Biosuccinic Acid Scale-Up
December 2009	We scaled our biosuccinic acid process using 20,000 liter fermenters while improving yield at the tolling plant owned by Fermic in Mexico City
Showa Denko Heads of Agreement
May 2010	We entered into a non-binding Heads of Agreement with Showa Denko. Pursuant to that Heads of Agreement, we intend to establish a relationship in which Showa Denko would purchase our biosuccinic acid for use in polybutylene succinate, or PBS, production and we will work with Showa Denko to develop the North American market for PBS.
First Customer Commitment to Purchase Biosuccinic Acid
May 2010	We signed a contract with TCC to supply all of its succinic acid requirements with a target of 5 million pounds on an annual basis from our Louisiana Plant.

Second Customer Commitment to Purchase Biosuccinic Acid
June 2010	We signed a contract with Haltermann to supply all of its succinic acid requirements of not more than 20 million pounds on an annual basis from our Louisiana Plant.
PTT Chemical International Private Limited (CH Inter) Strategic Investment
January 2011	CH Inter, a subsidiary of PTTCH, a large Thailand-based petrochemical producer, made a $60 million strategic equity investment in us, which resulted in net proceeds of $57.1 million. We also agreed to establish a joint venture company to license our intellectual property for construction of biochemical plants in the ASEAN countries.
Third Customer Commitment to Purchase Biosuccinic Acid
January 2011	We signed a contract with Piedmont to supply all of its succinic acid requirements with a target of 5 million pounds on an annual basis from our Louisiana Plant.
Construction Phase of Louisiana Plant
January 2011	We entered Budget Period 2, the construction phase (pursuant to the DOE award), of our Louisiana Plant.
Davy Exclusive Partnership
February 2011	We signed a non-binding memorandum of understanding with Davy for the testing and approval of our biosuccinic acid technology as a drop-in feedstock replacement for petroleum-derived MAN within the Davy process for the production of biobased BDO. We are negotiating a joint development agreement with Davy to reflect the terms of this memorandum of understanding.
Commitment to Purchase Liquid Ammonium Sulfate
April 2011	We signed a contract with Wilson to supply it with all of the liquid ammonium sulfate produced at the Louisiana Plant.
China National BlueStar Memorandum of Understanding
May 2011	We signed a memorandum of understanding with BlueStar to develop a proposal for the construction of a biosuccinic acid plant in Nanjing, China, and to enter into an agreement to be the exclusive supplier of biosuccinic acid to BlueStar.
Louisiana Plant Commercial Operations
First Quarter 2013	We anticipate commencing commercial operations of the Louisiana Plant.
Louisiana Plant Expansion
First Quarter 2014	We anticipate that the expanded Louisiana Plant, with an annual production capacity of over 170 million pounds, will become operational.

Our Production Capabilities

Scale-up and pilot plant operation

Over the past year and a half, we have produced 24 metric tons of biosuccinic acid in support of the sampling and testing programs of our current and prospective customers at the Fermic tolling plant primarily using their 20,000 liter fermenters while improving yield. To make these samples, we deployed a process from feedstock to product, validating process economics and generating the engineering data required for the construction of a commercial scale plant. The commercial scale-up of the Louisiana Plant represents a two fold scale-up from the fermentation already commercialized by Purac in the production of D(−) lactic acid based on our technology platform. All the separation and purification equipment used is off-the-shelf and is customarily used at even larger scale for other organic acids and sugar applications.

Louisiana Plant

We plan to complete construction of the Louisiana Plant and begin commercial operations during the first quarter of 2013. We have completed preliminary engineering and design planning with two multinational engineering, design and construction companies: Uhde, which built Purac’s largest lactic acid plant, and CH2M HILL, which built DuPont and Tate & Lyle’s biopropanediol plant. We, along with the Lake Providence Port Commission and the State of Louisiana, have previously made over $13 million in improvements to the site. The site has access to significant biomass feedstock providers as well as rail and barge transportation. The Department of Energy has conducted an Environmental Assessment of the project and has issued a “Finding of No Significant Impact” (FONSI) in December 2010. A state permit covering the Louisiana Plant’s industrial wastewater discharges has been issued, as has a minor source permit covering its air pollutant emissions. It is not believed that any federal air pollution control permits will be needed for the plant, given the limited amount of expected emissions.

We plan to expand the Louisiana Plant to 170 million pounds from its initial 30 million pound annual production capacity and commence commercial operations by the end of the first quarter of 2014. We are identifying the demand for this additional capacity and are negotiating commercial supply agreements. We believe the current group of potential customers to which we are speaking will have demand in excess of the planned expansion capacity of the Louisiana Plant. The infrastructure for the 30 million pound Louisiana Plant includes certain design elements intended to support the expanded capacity of the plant.

We were awarded $50 million in 2009 by the U.S. Department of Energy, or DOE, in federal cost share funding under the American Recovery and Reinvestment Act of 2009 for the financing of the construction of the Louisiana Plant. We were chosen as the only biobased chemical-focused, as opposed to biofuels-focused, award recipient from hundreds of applicants. Current cash on hand, including the $15.2 million in construction cash contingency reserve that the DOE requires us to maintain for the project, and government funds, including $10 million in infrastructure improvements to be undertaken by the Lake Providence Port Commission and the State of Louisiana, will enable us to construct the 30 million pound Louisiana Plant. Under the terms of the award, we are required to use grain sorghum as the initial feedstock for a period of approximately 1,100 hours. We procured the services of Vogelbush USA under the terms of a services agreement entered into in March 2010 for the process engineering necessary to convert the grain sorghum into fermentable sugars. The DOE award is structured as a cost-share funding arrangement. During each design, construction and operational phase, we submit certain of our plant-related expenses for reimbursement by the DOE. The DOE matches our expenditures related to the plant, including research and development and certain other indirect corporate costs, up to a predetermined limit during each phase, not to exceed $50 million in the aggregate. This award was made in two phases. The first phase of engineering and piloting, referred to as Budget Period 1, or BP1, was completed on December 31, 2010 and we have received $10.4 million, the maximum amount allowed for BP1. The second construction phase, referred to as Budget Period 2, or BP2, with an allowable amount of $39.6 million, is ongoing. Costs eligible for reimbursement in BP2 include those related to the Louisiana Plant’s construction, equipment purchases, testing and operation. As of March 31, 2011, we have not received any of the $39.6 million allowable under the award for BP2.

Future Manufacturing Facilities

We recognize the importance of establishing biochemical facilities located in close proximity to our customers and are developing additional manufacturing plants.

We signed a memorandum of understanding with China National BlueStar (Group) Co. Ltd., or BlueStar, a Davy process licensee for the production of BDO, on May 10, 2011. BlueStar is recognized as one of the leading BDO producers in Asia and will have 120,000 metric tons of butanediol production capacity in 2011 at its plant in Nanjing, China. Pursuant to the memorandum of understanding, we intend to develop a proposal for the construction of a jointly-owned biosuccinic acid plant to be located adjacent to BlueStar’s BDO plant in Nanjing, China, and to enter into an agreement to be the exclusive supplier of biosuccinic acid to BlueStar. This proposed succinic acid plant would have the capacity to produce 220 million pounds of biosuccinic acid on an annual basis, of which 185 million pounds would be dedicated for use in BlueStar’s BDO plant. We would plan to sell the balance into the merchant market in that region.

As part of our strategic relationship with CH Inter and PTTCH, we are evaluating feedstocks and markets for the construction of a plant in an ASEAN country to support PTTCH’s interest in BDO, PBS and other potential chemical markets. We are also continuing to evaluate the potential for the development of additional biochemical manufacturing plants in a variety of locations, including other parts of greater China, including Taiwan, and Korea based on a number of factors, including customer demand, feedstock accessibility, potential partners, and access to capital.

INTELLECTUAL PROPERTY

Our success depends in part on our proprietary technology for which we seek intellectual property protection under patent, copyright, trademark and trade secret laws and by contract through confidentiality agreements, and our ability to operate without infringing the proprietary rights of third parties. Intellectual property protection of our technology is important so that we may offer our customers and partners proprietary products and services that are not available from our competitors and so that we can exclude our competitors from using technology that we have developed or exclusively licensed from third parties. If competitors in our industry have access to the same technology as we do, our competitive position may be adversely affected.

As of June 27, 2011, we have filed three United States provisional patent applications and five patent applications under the Patent Cooperation Treaty. These patent applications cover our technology, including biocatalysts and methods for making our products, which support our chemical intermediates business. In addition to our patent portfolio, we maintain significant trade secrets and know-how related to processes and systems for producing our products.

As of June 27, 2011, we have exclusively licensed rights to two granted United States Patents and 33 pending patent applications (including 12 national stage applications being filed) in the United States and various foreign jurisdictions, which licenses expire between November 5, 2023 and November 21, 2031. These licensed patents and patent applications are owned by the University of Florida and cover enabling technology, including biocatalysts and methods for the production of lactic acid, succinic acid, malic acid, acetic acid and pyruvic acid. Our licenses allow us to freely practice the licensed invention.

We and our leadership have a long-standing working relationship with the University of Florida for the development of technology related to our business. We financially support research at the University of Florida that is related to our business under a Research Agreement and have a first option to license, non-exclusively or exclusively at our election, any and all technology developed under the Research Agreement. We cannot assure you that additional technology will be developed under the Research Agreement, or that we will exercise our option to license any such technology.

We are aware of U.S. patents issued to third parties that relate to biocatalysts and methods of using biocatalysts to produce succinic acid. We believe that the properly construed claims of the U.S. patents do not cover the biocatalyst or processes we use to produce succinic acid. If it is determined that they do encompass our biocatalyst or processes, we will likely be required to seek a license to these patents. We are also aware of published U.S. and international patent applications that are owned by third parties, which relate to various biocatalysts, and methods for making and using biocatalysts to produce succinic acid.

We cannot assure you that we will be successful in obtaining licenses to the technology of third parties that may be required or desirable to conduct our business in the future, or that such technology can be licensed on terms agreeable to us and at a reasonable cost. Our business may be adversely affected if we are not successful in obtaining such licenses. It is possible that the parties that currently license or sublicense patents to us, or patents which we may later acquire, license or sublicense, may be successfully challenged or invalidated in whole or in part. It is also possible that we may not obtain issued patents from our filed applications, and may not be able to obtain patents that cover other inventions we seek to protect. Under appropriate circumstances, we may sometimes permit certain intellectual property to lapse or go abandoned.

Due to uncertainties inherent in prosecuting patent applications, sometimes patent applications are rejected and we may subsequently abandon them. It is also possible that we may develop products or technologies that will not be patentable or that the patents of others will limit or preclude our ability to do business. In addition, any patent issued to us may provide us with little or no competitive advantage, in which case we may abandon such patent or license it to another entity. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technology or products that are similar to or compete with ours. Patent, trademark and trade secret laws afford only limited protection for our technology platform and products. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the U.S. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to operate using aspects of our intellectual property or products or to obtain and use information that we regard as proprietary. Third parties may also design around our proprietary rights, which may render our protected technology and products less valuable. In addition, if any of our products or technologies is covered by third-party patents or other intellectual property rights, we could be subject to various enforcement, infringement or other legal actions. We cannot assure you that our technology platform, biocatalysts, processes and products do not infringe patents held by others or that they will not in the future.

Some of our technology is dependent upon proprietary information that is developed through the knowledge, skills and expertise of our scientific, research and technical personnel, which are not patentable. We require our employees, advisors, and consultants to execute confidentiality and invention assignment agreements upon commencing a relationship with us, to protect our rights to and maintain the confidentiality of our trade secrets and other proprietary information. These agreements prohibit unauthorized disclosure of confidential information, require assignment of inventions and require disclosure of certain information, including discoveries, ideas and inventions, made or developed by our employees, advisors, and consultants. We cannot assure you that these agreements will not be breached, or that our trade secrets and proprietary information will not become known to others or independently developed by others.

Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement, invalidity, misappropriation or other allegations. Any such litigation could result in substantial costs and diversion of our resources.

As of March 31, 2011, our trademark applications for “Myriant Technology”, “Myriant”, “Chemistry Refined Naturally” and a logo design have been allowed at the United States Patent and Trademark Office. The trademark “Myriant” has been registered in the European Union.

COMPETITION

We expect that our products will compete in the industrial biochemicals market. The major U.S. and European companies in this market include BioAmber, Royal DSM N.V. (through a joint venture with Roquette Fréres S.A.), BASF (through a partnership with Purac) and Genomatica. We believe that our products will also compete in the broader petrochemical market.

We believe that the primary competitive factors in the biobased chemicals market are:

• cost of production;

• capital requirements;

• feedstock flexibility;

• technology, including yields and productivity;

• ability to develop drop-in and replacement products for existing large markets; and

• ability to reach commercial production levels.

We believe that the primary competitive factors in the global petrochemicals market are:

• cost of production;

• capital requirements;

• the price and reliability of the supply of feedstock; and

• technology, including production yields.

Our competitors include large chemical companies. Many of these are better capitalized, with larger research and development departments and budgets, and have well-developed distribution systems and networks for their products. These companies have relationships with our potential customers and have sales and marketing programs in place to promote their products.

FACILITIES

Louisiana Plant

On June 16, 2011, Myriant Lake Providence, Inc., our wholly-owned subsidiary, entered into a lease (superceding and replacing all prior agreements between the parties, their predecessors and affiliates) with the Lake Providence Port Commission, a political subdivision of the State of Louisiana, for the premises located at 420 Port Road, Lake Providence, Louisiana. The primary term of the lease is for a period commencing on June 16, 2011, and continuing 20 years, subject to extension by the Company for two additional terms of 10 years each.

Laboratories

Our research and development activities are concentrated in a 17,760 square foot laboratory located in Woburn, Massachusetts. The lease for the laboratory expires in March 2013. The Woburn laboratory is equipped to conduct numerous types of genetic engineering work to develop new biocatalysts for the production of a number of biochemicals and testing the yield and productivity of those new biocatalysts. In addition, the Woburn laboratory has equipment required for the processing of various biomass feedstocks and downstream processing of fermentation broth to recover various biochemicals. Moreover, we are also engaging contract research laboratories and academic institutions to address specific technical issues in its developmental programs.

Headquarters

Our corporate headquarters are located in Quincy, Massachusetts, where we occupy approximately 11,000 square feet of office space. The lease for the Quincy headquarters expires in January 2012.

REGULATORY OVERVIEW

We are subject to various federal, state and local environmental laws and regulations, including those relating to pollutant discharges into the environment, the management of hazardous materials, the protection of endangered species and the health and safety of our employees. These laws and regulations require the procurement of environmental permits in addition to those already in place and compliance with health, safety and environmental requirements for construction and operation of our Louisiana Plant. In addition, future expansion of the plant may require installation of pollution control equipment and implementation of operational changes to limit environmental impacts that are significant in cost. Furthermore, such laws, regulations and permit conditions can result in substantial liabilities and the potential for permit revocations and facility shutdowns.

In addition to actual plant operations, liabilities could arise from investigation and cleanup of environmental contamination at the plant or at an off-site location where we arranged for the disposal of hazardous substances generated at the Louisiana Plant. We may also be subject to third party claims alleging property damage or personal injury due to the release of or exposure to such hazardous substances. However, we are not aware of any material environmental liabilities relating to contamination at the Louisiana Plant site which is situated on previously undeveloped property.

In addition, new laws, new regulations, new interpretations of existing laws or regulations, future governmental enforcement of environmental laws or other developments could result in significant expenditures. For example, promulgation of a more stringent standard for an existing source of air pollution, or of a standard for a newly identified pollutant, could trigger a significant expenditure for procurement and operation of pollution control equipment where emissions of the pollutant from the Louisiana Plant exceed the relevant applicability threshold. Future construction of a new facility, or expansion of the Louisiana Plant, also might trigger application of new standards not relevant in the past, like those governing hazardous air pollutants. Such standards may also limit our operational flexibility.

As a condition to granting the permits necessary for operating our facilities, regulators could likewise make demands that increase our construction and operating costs, and result in the procurement of additional financing. In addition, failure to obtain and comply with all applicable permits and licenses could halt construction and subject us to future claims. We therefore cannot guarantee procurement or compliance with the terms of all permits needed to complete our Louisiana Plant.

EMPLOYEES

As of June 27, 2011, we had 66 employees, of which 36 were engaged in research and development activities. Of the 36 individuals engaged in research and development activities, 17 of them have Ph.D. degrees. Based on our current business plan, we expect to increase the number of employees significantly, particularly in the areas of research and development and engineering and operations. None of our employees are represented by a labor union and we consider our employee relations to be good.

STRATEGIC AND SCIENTIFIC ADVISORY PANELS

We have formed both a Strategic Advisory Panel and a Scientific Advisory Panel. While members of these panels do not participate in managing our operations, they provide us with advice, insights, contacts and other assistance based on their extensive experience and expertise.

Strategic Advisory Panel

The company’s Strategic Advisory Panel advises the company’s board of directors and management on the company’s strategic decision making process and other matters, including business and organizational development, technology, policy and outreach. Members of our Strategic Advisory Panel enter into a Strategic Advisory Panel Agreement with us upon their appointment. This agreement is for a term of one year and is automatically renewable for additional one year periods unless either the panel or the member provides notice at least 10 days prior to the anniversary date. Additionally, the Panel or the member may terminate the agreement at any time and for any reason. Members of the Strategic Advisory Panel are compensated for their service to the company. Upon entering into the agreement, the member is granted restricted stock of the company in a value equal to $75,000, which is issued pursuant to our 2011 Omnibus Equity Incentive Plan. Each year thereafter, members are granted restricted stock of the company in a value equal to $35,000. Members are also entitled to reimbursement from the company for all reasonable out-of-pocket expenses incurred in connection with his or her services to the Strategic Advisory Panel.

The current members of the Strategic Advisory Panel are as follows:

Norman Augustine:  Mr. Augustine has decades of private and public sector experience, including serving as the former President and Chief Executive Officer of Lockheed Martin and as Acting Secretary of the Army. He was recently named as chairman of the Review of United States Human Space Flight Plans Committee, which is tasked to review NASA’s plans for the Moon, Mars and beyond. He is a current or former member of the Board of Directors of ConocoPhillips, Black & Decker, Procter & Gamble and Lockheed Martin, and of the Board of Trustees of Colonial Williamsburg. He is a Regent of the University System of Maryland, Trustee Emeritus of Johns Hopkins and a former member of the Board of Trustees of the Massachusetts Institute of Technology, or MIT, and Princeton University, his alma mater. He is an Advisory Board member to the Department of Homeland Security, was a member of the Hart/Rudman Commission on National Security, and has served for 16 years on the President’s Council of Advisors on Science and Technology. He has been presented the National Medal of Technology and received the Joint Chiefs of Staff Distinguished Public Service Award. He is a five-time recipient of the Department of Defense’s Distinguished Service Medal. He co-authored The Defense Revolution and Shakespeare In Charge and is the author of Augustine’s Laws and Augustine’s Travels. He was selected by Who’s Who in America and the Library of Congress as one of “Fifty Great Americans.” He was Chairman and Principal Officer of the American Red Cross for nine years, Chairman of the National Academy of Engineering, President and Chairman of the Association of the United States Army, Chairman of the Aerospace Industries Association and Chairman of the Defense Science Board. He is a former President of the American Institute of Aeronautics and Astronautics and the Boy Scouts of America.

Brian Ferguson:  Mr. Ferguson is the former CEO and Chairman of Eastman Chemical Company, a global chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics and fibers. He served as CEO and Chairman of Eastman from January 2002 through June 2008, and as Executive Chairman of the Board from June 2008 through December 2010. Prior to his roles as CEO/Chairman, Ferguson was President of Eastman’s Chemicals Group where he had direct responsibility for all chemicals-based business organizations, as well as the manufacturing, sales, pricing and product management, technology and geographical aspects of the business group. Ferguson graduated from Arizona State University with a Bachelors Degree in Chemical Engineering in 1977. Mr. Ferguson has served as a director of Nextera Energy, Inc. (formerly FPL Group) since 2005. He was Chairman of the American Chemistry Council in 2010, and was a member of the Business Roundtable and the board of the National Association of Manufacturers prior to his retirement from Eastman.

Robert McFarlane:  After a distinguished career of public service, culminating in his appointment to President Ronald Reagan’s cabinet as his National Security Advisor, Robert McFarlane founded his own energy development company, Global Energy Investors LLC, sponsoring major international power projects in Brazil, Pakistan, the Philippines and China. He has also served as a consultant to foreign governments on energy, infrastructure and privatization policies. Mr. McFarlane has been affiliated with the company since its inception. Apart from his business activities, Mr. McFarlane remains a respected figure in international affairs. He is frequently called upon to advise the U.S. and other governments, the U.S. Congress and the news media. Prior to his career in the public sector, Mr. McFarlane saw extensive combat as a Marine Corps officer after graduation from the U.S. Naval Academy. Later he was chosen as an Olmsted Scholar and was awarded a Master’s Degree in Strategic Studies from the Institut de Hautes Études Internationales in Switzerland.

R. James Woolsey:  R. James Woolsey is Chairman of Woolsey Partners LLC and a Venture Partner with Lux Capital Management. He also Chairs the Board of the Foundation for Defense of Democracies, is a Senior Fellow at Yale University’s Jackson Institute for Global Affairs, Of Counsel to the law firm of Goodwin Procter, and chairman of the Strategic Advisory Group of Paladin Capital Corporation. He previously was a Venture Partner and Senior Advisor to VantagePoint Venture Partners. In 2009 he was the Annenberg Distinguished Visiting Fellow at the Hoover Institution at Stanford University. Before he joined VantagePoint in March 2008, Mr. Woolsey was a Partner with Booz Allen Hamilton in McLean, Virginia, specializing in energy and security issues, and prior to that a partner with Shea & Gardner in Washington, D.C., specializing in commercial litigation and alternative dispute resolution (arbitration and mediation). He practiced at the firm for 22 years on four different occasions and served in the U.S. Government five times for 12 years, holding Presidential appointments in two Republican and two Democratic administrations. He has served on numerous corporate and non-profit boards. From time to time, he speaks publicly and contributes articles to newspapers and other periodicals on such issues as national security, energy, foreign affairs and intelligence.

Scientific Advisory Panel

The company’s Scientific Advisory Panel advises the company’s board of directors and management as to the technology, business, organizational development, policy and outreach related to proprietary cellulosic technology and patented microbial fermentation, including the strategy of commercializing biorefineries with biocatalysts that convert low cost sugars into targeted, high-value renewable biochemicals and biofuels, and makes non-binding recommendations to the board of directors and management of the company. Members of our Scientific Advisory Panel enter into a Scientific Advisory Panel Agreement with us upon their appointment. This agreement is for a term of three years and is renewable for additional three year periods at our invitation and the acceptance by the member. Members of the Scientific Advisory Panel are compensated for their service to the company. Members receive an annual stipend in a value equal to $25,000, 60% of which is comprised of restricted stock issued pursuant to our 2011 Omnibus Equity Incentive Plan, and 40% of which is comprised of cash. Additionally, members are entitled to a payment of $2,000 per meeting day for attendance at any Scientific Advisory Panel meetings. Members are also entitled to reimbursement from the Company for all reasonable out-of-pocket expenses incurred in connection with his or her services to the Scientific Advisory Panel.

The current members of the Scientific Advisory Panel are as follows:

Dr. Stephen J. Benkovic:  Dr. Benkovic is an Evan Pugh Professor of Chemistry and Eberly Chair in Chemistry at The Pennsylvania State University, and has focused on the assembly and kinetic characteristics of the proteins responsible for DNA replication; the importance of dynamic coupling of proximal and distal residues in the catalytic cycle of dihydrofolate reductase; the intracellular observation of de novo purine biosynthesis, and the development of novel cyclic peptides for modulating protein/protein interactions. Benkovic has 555 publications and is the recipient of the 2009 National Medal of Science and the National Academy of Science Award in Chemical Sciences in 2011.

Dr. Lew Christopher:  Dr. Christopher is Director of the Center for Bioprocessing Research and Development, and Associate Professor of Chemical and Biological Engineering, South Dakota School of Mines and Technology, Rapid City, South Dakota. After earning his Ph.D. degree, he moved to South Africa where he held positions with the University of the Free State, South Africa, beginning as a researcher with the Department of Microbial, Biochemical and Food Microbiology. Subsequently, Dr. Christopher held positions of increasing responsibility. In 2004 he was appointed Professor and Head of Sappi Biotechnology Laboratory and in 2007, Managing Director of Biorefineries, International, South Africa. Dr. Christopher is a prolific scientist, having published 53 peer reviewed articles, one book, and nine book chapters. He holds seven patents, has given 150 presentations at national and international meetings and 20 invited lectures in Europe, India, Japan, South Africa and the United States.

Dr. Lonnie Ingram:  Dr. Lonnie Ingram is currently a Distinguished Professor of Microbiology at the University of Florida and Director of The University of Florida Center for Renewable Chemicals. Dr. Ingram’s team developed the four patents that serve as our critical technology base. Dr. Ingram’s research has centered on the production of ethanol for automotive fuels and value-added chemicals from renewable cellulosic waste materials (yard trash, sugarcane bagasse, citrus pulp, etc.). His research has been reported in over 200 publications concerning various aspects of biotechnology with more than 20 issued national and international patents, including the U.S. Landmark Patent No. 5,000,000 for bioethanol. Dr. Ingram is a member of the U.S. National Academy of Sciences, a fellow of the Society of Industrial Microbiology, and a member the American Academy of Microbiology. His research achievements have been recognized by the U.S. Department of Agriculture, or USDA, in the form of the Distinguished Service Award, the highest award presented for research by USDA.

Dr. Gregory Stephanopoulos:  Dr. Stephanopoulos is a Professor of Chemical Engineering at MIT. He has also been the Taplin Professor at the Harvard-MIT Division of Health Sciences and Technology, or HST, since 2001, Instructor of Bioengineering at Harvard Medical School since 1997, and the W.H. Dow Professor of Chemical Engineering and Biotechnology at MIT. Upon finishing his doctorate in 1978, Dr. Stephanopoulos joined the chemical engineering faculty of the California Institute of Technology, or Caltech, and in 1985 he was appointed Professor of Chemical Engineering at MIT where he has since remained. He has served as an Associate Director of the Biotechnology Process Engineering Center from 1990 to 1997 and a Member of the International Faculty of the Technical University of Denmark in 2001. Dr. Stephanopoulos’ current research focuses on two areas including metabolic engineering and its applications to the production of biochemicals and specialty chemicals, as well as mammalian cell physiology as it pertains to diabetes and metabolism.

Dr. Janet Westpheling:  Dr. Westpheling is currently a Professor in the Department of Genetics at the University of Georgia. Dr. Westpheling’s research relates to rate-limiting step in the conversion of lignocellulosic biomass from crop plants such as poplar or switchgrass to biofuels, such as ethanol and biomaterials, the recalcitrance of these complex substrates. Dr. Westpheling is on the editorial board of the Journal of Bacteriology. In 2005, Dr. Westpheling was a member of the National Research Council Committee on the Development and Acquisition of Medical Countermeasures Against Biological Warfare Agents. In 2000, Dr. Westpheling received the Creative Research Medal from the University of Georgia.

Dr. Huimin Zhao:  Dr. Zhao has been the Centennial Endowed Chair Professor of chemical and biomolecular engineering at the University of Illinois at Urbana-Champaign (UIUC) since August 2008. Prior to joining UIUC in 2000, he was a project leader at the Industrial Biotechnology Laboratory of the Dow Chemical Company. Dr. Zhao has authored and co-authored over 100 research articles and 15 pending or issued patents. Dr. Zhao served as a consultant for over 10 companies. His primary research interests are in the development and applications of synthetic biology tools to address society’s most daunting challenges in human health and energy.

LEGAL PROCEEDINGS

We are not currently party to any material legal proceedings.

Management

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The following table sets forth certain information about our current executive officers and directors and their ages as of March 31, 2011.

Name	Age	Position(s)

Stephen J. Gatto	50	Chairman, Chief Executive Officer and Director
Ralph A. Tapia	60	Executive Vice President and Chief Financial Officer
A. Cenan Ozmeral, Ph.D.	61	Executive Vice President and Chief Operating Officer
Joseph P. Glas, Ph.D.	73	Chief Technology Officer
Samuel McConnell	51	Senior Vice President, Corporate Development
Jeffrey Gatto	51	Senior Vice President, Engineering and Operations
Rudy E. Fogleman, Jr.	61	Vice President of Manufacturing, North America
Puntip Oungpasuk	50	Director
Narongsak Jivakanun(1)	42	Director
Thitipong Jurapornsiridee(2)	41	Director
Steven M. Sisselman(1)(2)	52	Director
Keith Carter(1)(2)	38	Director

(1)	Member of the compensation committee

(2)	Member of the audit committee

Stephen J. Gatto has served as a director of the company since July 16, 2009 and has served as Chairman and Chief Executive Officer of the company since July 16, 2009. Mr. Gatto formed the company on April 3, 2009, which was spun off from the Predecessor Company, which Mr. Gatto formed in 2004. Mr. Gatto served as Chief Executive Officer of the Predecessor Company until June 2011 and continues to serve as Chairman of the Predecessor Company, positions which he first assumed in 2004. Pursuant to his employment agreement, Mr. Gatto is required to devote substantially all of his business time to the performance of his duties to the Company. He has been involved in the biotechnology industry for over 19 years, including founding a biofuels company and serving on numerous Congressional and United States Department of Energy and Department of Agriculture committees. Mr. Gatto earned an Associate of Science degree in Information Services and a Bachelor of Science degree in Marketing, both from Southern New Hampshire University. The board concluded that Mr. Gatto should serve as director because of his significant management and leadership experience in the biotechnology industry and his extensive marketing and operational expertise.

Ralph A. Tapia has served as Executive Vice President and Chief Financial Officer of the company since May 2011. Mr. Tapia previously served as our Vice President, Corporate Controller of the company since September 2006. Prior to his joining the company, Mr. Tapia explored a career in financial planning, serving as an uncompensated employee of Waddell Reed from May 2006 to August 2006. In all, Mr. Tapia has over 25 years of experience in corporate accounting and financial management. In the past he has financially managed energy, water/wastewater and biofuel construction projects valued in excess of $1.5 billion, covering site work to full operations, and has been a Vice President, Finance at three NYSE listed companies. Mr. Tapia earned a Bachelor of Science degree in Accounting from San Jose State University and a Master of Business Administration degree from Southern New Hampshire University.

Rudy E. Fogleman, Jr. has served as our Vice President of Manufacturing, North America since July 2006. Prior to joining the company, Mr. Fogleman was General Manager at BCI Louisiana from 1994 to July 2006, and General Manager of Biocom USA Limited from 1988 to 1994. In total, Mr. Fogleman has over 21 years of experience in operating ethanol plants, including biomass-based pilot plant operations and 100 million gallon grain alcohol sites. Mr. Fogleman received a Bachelor of Science degree in Business Administration and a Master of Business Administration from the University of Southwestern Louisiana (Lafayette).

A. Cenan Ozmeral, Ph.D. has served as Executive Vice President and Chief Operating Officer of the company since March 2011, prior to which Dr. Ozmeral served as Executive Vice President and General Manager of Specialty Chemicals since November 2008. Prior to Dr. Ozmeral’s involvement with the company, Dr. Ozmeral spent 29 years at BASF, a leading chemical manufacturer, where he developed BASF’s specialty chemicals and polymers business. While at BASF, Dr. Ozmeral oversaw several major capital investments and mergers and acquisitions by BASF, and, as Vice President, managed business units in Petrochemicals, Industrial Organics and Plasticizer Chemicals between 1997 and 2005. From 2005 to November 2008, Dr. Ozmeral served as Vice President Acrylic Dispersions and XSB Latex Business, NAFTA Region, and was responsible for both manufacturing and research and development operations, had full profit and loss responsibility and oversaw the activities of 25 scientists and 75 technicians. He was also responsible for 1,4 butanediol and derivatives marketing and sales in North America and gained extensive experience in marketing of specialty diols, intermediates and agrochemicals. Dr. Ozmeral holds a Master of Business Administration degree from Louisiana State University, a Ph.D. from the University of New Orleans, a Master of Science degree from Pennsylvania State University and a Bachelor of Science degree from Robert College, all in Chemistry.

Joseph P. Glas, Ph.D. has served as Chief Technology Officer of the company since February 7, 2011. From 2005 to February 2011, Dr. Glas served as our Executive Vice President of Research and Development. Prior to joining the company, from 1999 to 2002, Dr. Glas was Senior Vice President of Research & Development for BC International. Prior to BC International, Dr. Glas has 34 years of experience with E.I. du Pont de Nemours and Company, or DuPont, as Vice President and General Manager of DuPont Biotechnology, including a senior role in the formation of DuPont Life Sciences, during which time DuPont’s bio-propanediol technology was being developed. Dr. Glas was also the Vice President and General Manager of DuPont’s fluorocarbon business where he spearheaded the development of substitute products that did not cause deterioration of the ozone layer. Dr. Glas received his Master of Science degree and Ph. D. in Chemical Engineering from University of Illinois and his Bachelor of Arts degree in Chemistry from Rockhurst College.

Samuel McConnell has served as Senior Vice President, Corporate Development of the company since August 2006. From 2002 to July 2006, Mr. McConnell served as a Managing Director at Decker Energy International overseeing power plant acquisitions, greenfield development, and financing. Prior to that, he worked for various companies in the independent power industry that focused on renewable energy, such as Wheelabrator Technologies and Citizens Power. Mr. McConnell has 20 years of experience in project finance and development, and has experience in greenfield development, acquisitions, power marketing/contract restructuring, fuel supply, project finance and asset optimization. Mr. McConnell received a Bachelor of Arts degree in Economics from the University of Virginia and a Master of Business Administration degree from Cornell University’s Johnson Graduate School of Management.

Jeffrey Gatto has served as Senior Vice President, Engineering and Operations of the company since April 1, 2011, and previously served in an acting capacity for the same role as a consultant from July 2010 through March 2011. Prior to his involvement with the company, from September 2008 to May 2010, Mr. Gatto was Vice President of Supply Chain and Operational Excellence at Tyco International; from 1999 to September 2008, he held several Vice President positions at 3Com, and from 1997 to 1999, he served as Vice President of Operations for BC International, and successfully piloted and scaled up BCI’s C5 hydrolysis and fermentation technology. Mr. Gatto has over 25 years of international operations experience in high technology industries, with expertise in engineering and scale-up of new technologies, supply chain transformation, divisional management, and strategic planning. Mr. Gatto received a Masters in Electrical Engineering from Syracuse University, and a Bachelors of Mechanical Engineering from Tufts University.

Puntip Oungpasuk has served as a director of the company since January 13, 2011. Since 2005, Mrs. Oungpasuk has been Executive Vice President, Strategy & International Affairs of PTT Chemical Public Company Limited, or PTTCH. Mrs. Oungpasuk has been instrumental in driving the growth and development of PTTCH since 2005. Mrs. Oungpasuk currently oversees PTTCH’s business strategy, business development, corporate planning, corporate strategy and portfolio management, science and innovation, and international businesses. From 2003 to 2005, Mrs. Oungpasuk was Senior Vice President and Chief of Corporate Finance and Strategy of Thai Olefins Plc. At present, Mrs. Oungpasuk also serves as director for various companies such as PTT Chemical International Private Limited, PTT Chemical International (Asia Pacific ROH) Limited, Bio Creation Co., Ltd., Emery Oleochemicals (M) Sdn. Bhd. and Vinythai Public Company Limited. Mrs. Oungpasuk received a B.S. in Chemical Engineering from Prince Songkhla University in Thailand and received her Master of Business Administration from Thammasart University in Thailand. Mrs. Oungpasuk brings to the board valuable corporate development and strategic planning expertise acquired during the course of her career in the Thai chemicals industry.

Narongsak Jivakanun has served as a director of the company since January 13, 2011. Since January 2010, Mr. Jivakanun has been the Chief Executive Officer of PTT Chemical International Private Limited — the international investment arm of PTTCH and, since October 2009, has also been the Chief Executive Officer of PTT Chemical International (Asia Pacific ROH) Limited. From February 2008 to September 2009, Mr. Jivakanun served as Vice President, International Business for PTTCH, the parent company of PTT Chemical International Private Limited, with extensive experience in the petrochemical, chemicals, oil refinery and industrial gases industry, in business and project development, strategy and planning roles. From May 2007 to January 2008, Mr. Jivakanun served as special project head for PTTCH. From 1997 to April 2007, Mr. Jivakanun served as project development director (last position) for Thai Industrial Gases Public Company Limited. Mr. Jivakanun also serves as a director of Emery Oleochemicals (M) Sdn Bhd (for which he serves as an alternate director), Emery Oleochemicals HK Limited, Bio Creation Company Limited, Bio Spectrum Company Limited (for which he serves as chairman of the board of directors) and Sermkit Textile Company Limited. Previously, Mr. Jivakanun served as a director of TIG HyCO Limited, a position which he resigned in 2007. Mr. Jivakanun received his Master of Science in Chemical Engineering from Oregon State University and his Bachelor of Science in Chemical Engineering from Chulalongkorn University in Thailand. Mr. Jivakanun brings to the board more than ten years of development and strategic planning expertise acquired in various executive leadership roles in the petrochemicals industry.

Thitipong Jurapornsiridee has served as a director of the company since January 13, 2011. Since July 2009, Mr. Jurapornsiridee has been the Vice President — Corporate Finance Policies and Investor Relations for PTTCH and he previously served in an acting capacity in that role from July 2008 to June 2009. Mr. Jurapornsiridee also serves as a director of Bio Spectrum Co., Ltd. From December 2005 to July 2008, Mr. Jurapornsiridee was Investor Relations Division Manager for PTTCH. His experience covers financial strategies and investor relations, particularly in the olefins and petrochemical industries. Mr. Jurpornsiridee’s experience in investor relations and in the petrochemicals industry along with his accounting and financial management expertise make him a unique and valuable resource for the Company.

Steven M. Sisselman has served as a director of the company since July 16, 2009. From January 2006 to the present, Mr. Sisselman has served as the Executive Vice President and Chief Operating Officer of both Itera International Energy Corp, as well as its parent company, Itera USA, Inc. From January 1996 to December 2005, he served as Vice President of Business Development with Itera International Energy Corp., a subsidiary of The Itera International Group of companies, operating in the United States natural gas, real estate and commodity business, where he was responsible for strategic acquisitions in the Western Hemisphere. Since May 2004, Mr. Sisselman has served as a director of Dune Energy, Inc. and is currently Chairman of the Corporate Governance Committee. Dune Energy, Inc. is engaged in oil and gas exploration and production in the U.S. Gulf Coast. Mr. Sisselman received a Bachelor of Science degree in Business Administration with a major in Finance from the University of Florida. Mr. Sisselman was chosen as director because of his 15-year tenure in the energy industry and his corresponding knowledge of various operational and development aspects of the energy industry.

Keith Carter has served as a director of the company since July 21, 2010. Since July 2006, Mr. Carter has been a Managing Director at Plainfield Asset Management, a hedge fund based in Greenwich, Connecticut where he is responsible for private and public market investments in the industrial and financial sectors. Prior to joining Plainfield in July 2006, Mr. Carter was a Vice President from 2005 to 2006 of Briscoe Capital Management LLC, a hedge fund focused on non-investment grade leveraged loans to companies owned by financial sponsors. From 2001 to 2005, Mr. Carter was an Associate at Heartland Industrial Partners, a private equity fund in Greenwich, Connecticut, which specialized in industrial investments. While at Heartland, Mr. Carter served for two years as Director of Corporate Development for Metaldyne Corporation, an auto parts manufacturer in Detroit, Michigan. From 1998 to 2001, Mr. Carter was an Associate in the Leveraged Finance Group at Deutsche Banc Alex Brown, formerly Bankers Trust Alex Brown. From 1996 to 1998, Mr. Carter worked in the Fixed Income Mortgage Group at Morgan Stanley & Co. Mr. Carter started his career in 1994 as an Analyst at S.N. Phelps & Co., a distressed fund in Greenwich, Connecticut. Currently, Mr. Carter is also a member of the board of directors of Wolverine Tube, Inc. Mr. Carter received a Master of Business Administration degree from Columbia University’s Graduate School of Business and a Bachelor of Arts degree from St. Lawrence University. Mr. Carter has a strong background in finance and management and thus brings to the board valuable insight into various aspects of the Company’s business.

Stephen J. Gatto and Jeffrey Gatto are brothers.

BOARD COMPOSITION

We currently have six directors, of which three are designated by the current holders of our Class A common stock and three are designated by the current holders of our Class B common stock. Under the terms of our amended and restated certificate of incorporation and the voting agreement among us, the holders of our Class A common stock, Class B common stock and certain of the holders of our common stock designate the members of our board of directors. Upon the completion of this offering, all of these provisions will terminate and there will be no further contractual obligations regarding the election of our directors.

Under the terms of our second amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering, our board may establish the authorized number of directors from time to time by resolution. Upon the completion of this offering, our board plans to increase the authorized number of directors on our board of directors to nine, which will be divided into three classes with staggered three-year terms. Independent directors will be appointed to fill the seats created by the increase in the size of the board of directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Puntip Oungpasuk, Keith Carter, and an additional director to be appointed, and their terms will expire at the annual meeting of stockholders to be held in 2012;

•	the Class II directors will be Thitipong Jurapornsiridee, Steven M. Sisselman, and an additional director to be appointed, and their terms will expire at the annual meeting of stockholders to be held in 2013; and

•	the Class III directors will be Stephen J. Gatto, Narongsak Jivakanun, and an additional director to be appointed, and their terms will expire at the annual meeting of stockholders to be held in 2014.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control at our company.

Our second amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. In addition, our second amended and restated certificate of incorporation and amended and restated bylaws will provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

DIRECTOR INDEPENDENCE

Under Rule 5605 and Rule 5615(b) of The Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within one year of listing. In addition, The Nasdaq Stock

Market rules require that, subject to specified exceptions, each member of a listed company’s audit committee (and, if any, its compensation and nominating and governance committees) be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under Rule 5605(a)(2) of The Nasdaq Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Sisselman and Carter, who are current non-employee directors, have no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Nasdaq Rule 5605(a)(2). In making this determination, our board of directors considered the relationships that each non-employee director and nominee has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and nominee.

BOARD COMMITTEES

Our board of directors has established standing audit and compensation committees, each of which will have the composition and responsibilities described below upon the closing of this offering.

Audit committee

Our audit committee oversees our corporate accounting and financial reporting process. Upon the completion of this offering, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and The Nasdaq Stock Market, and which provides that, among other matters, the audit committee will appoint the independent registered public accounting firm; evaluate the independent registered public accounting firm’s qualifications, independence and performance; determine the engagement of the independent registered public accounting firm; review and approve the scope of the annual audit and audit fee; discuss with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements; approve the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitor the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; review our consolidated financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC; review our critical accounting policies and estimates; and annually review the audit committee charter and the committee’s performance. The members of our audit committee include Mr. Jurapornsiridee, Mr. Sisselman and Mr. Carter, each currently a non-employee member of our board of directors. Prior to the completion of this offering, our board of directors will have made a determination as to whether each of the committee members meets the requirements for independence and financial literacy applicable to audit committee members under rules and regulations of The Nasdaq Stock Market and the SEC, including the independence criteria set forth in Rule 10A-3 under the Exchange Act. We envision that one of the new independent directors will also sit on this committee and will meet these requirements.

Compensation committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. The compensation committee operates under a written charter under which the committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee has the authority after the offering to grant stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The members of our compensation committee will include Mr. Jivakanur, Mr. Sisselman and Mr. Carter, each currently a non-employee member of our board of directors. Prior to the completion of this offering, our board of directors will have made a determination as to whether each of the committee members meets the requirements for independence under the applicable rules and regulations of The Nasdaq Stock Market. We envision that one of the new independent directors will also sit on this committee and will meet these requirements.

CODE OF BUSINESS CONDUCT AND ETHICS

Our board of directors will adopt a code of business conduct and ethics in connection with this offering. The code will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), including directors and consultants. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct and ethics and the charters of our standing committees will be posted on our website at www.myriant.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

CORPORATE GOVERNANCE GUIDELINES

Our board of directors has adopted corporate governance guidelines to be effective upon the closing of this offering to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. Upon the closing of this offering, these guidelines, which provide a framework for the conduct of our board’s business, will provide:

•	that the board of directors’ principal responsibility is to oversee the management of the company;

•	criteria for board membership;

•	that a majority of the members of the board shall be independent directors;

•	limits on a board member’s service on boards of directors of other public companies;

•	for the appointment of a lead independent director;

•	that the independent directors meet regularly in executive session;

•	that at least annually, the board and its committees will conduct a self-evaluation; and

•	that directors have complete access to all officers and employees.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that has one or more executive officers serving on our board of directors or compensation committee. See “Certain relationships and related person transactions” for a description of related party transactions and relationships since our formation.

DIRECTOR COMPENSATION

Members of our board, whether or not employees, received no additional compensation for their services as directors in 2010. Effective upon completion of this offering, our board has established a director compensation program for our non-employee directors with the following components:

Initial equity grants

Each of the non-employee directors serving on the board as of the offering shall receive an immediate, one-time grant of 14,000 stock options and 6,000 restricted stock units. Directors who join the board after the offering shall receive an immediate, one-time grant of equity equal to $160,000, with seventy percent being provided in the form of stock options (based on a Black-Scholes value) and thirty percent being provided in the form of restricted stock units. These awards will vest one-third on each anniversary of the grant date while the director remains in service with us. The stock options will have a 10 year term subject to earlier termination upon leaving the board. Non-employee directors who join the board after this offering will also receive these equity awards upon first becoming elected to the board.

Annual cash retainer

Non-employee directors will earn an annual cash retainer of $30,000. The annual retainer will be pro-rated for non-employee directors who serve on the board for only a portion of the year. The annual retainer normally will be paid quarterly. In addition, the respective chairs of our audit committee and compensation committee will receive an additional cash retainer of $15,000 and $12,000, respectively.

Meeting fees

Directors will receive $1,500 for each board meeting attended. Committee members will receive $1,000 for each committee meeting attended. Meeting fees are payable in cash.

Annual equity awards

An annual award of 6,000 stock options and 4,000 deferred stock units will be granted to each of our non-employee directors who are serving on the board for 2011 following the completion of this offering. For years after 2011, the annual equity award will be equal to $100,000, with sixty percent being provided in the form of stock options (based on a Black Scholes value) and forty percent being provided in the form of restricted stock units. These equity awards will be fully vested on the grant date. Annual equity awards will be granted on a pro-rata basis for service on the board for less than a year.

Exercise price for stock options

The exercise price of each stock option awarded shortly after this offering as part of an initial equity grants to our non-employee directors will be equal to the average closing price of our common stock during the thirty-day period following the closing of this offering. The exercise price for all other stock options will be the closing price of our common stock as quoted on The Nasdaq Global Market on the date of grant.

Equity awards subject to the 2011 Omnibus Incentive Plan

Awards of stock options, restricted stock units and deferred stock units under this policy are subject to the terms and conditions of our 2011 Omnibus Incentive Plan.

Purchase of Our Stock

The directors will be allowed to purchase the same amount of shares of our stock on a discounted basis under our 2011 Omnibus Incentive Plan as employees may purchase shares under our Employee Stock Purchase Plan. In addition, directors may direct us to purchase shares of our common stock at fair market value with their annual cash retainer.

No other compensation

No other compensation, in the form of cash or otherwise, is paid to non-employee directors other than reimbursement of their reasonable expenses incurred in connection with attending board and committee meetings. Employee directors do not receive any compensation for their service as directors.

Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis, or CD&A, explains our executive compensation program as it relates to the following “named executive officers” for 2010 whose compensation information is presented in the tables following this discussion in accordance with SEC rules:

Name	Position

Stephen J. Gatto	Chairman and Chief Executive Officer
Ralph A. Tapia	Executive Vice President and Chief Financial Officer
A. Cenan Ozmeral, Ph.D.	Executive Vice President and Chief Operating Officer
Samuel G. McConnell	Senior Vice President, Corporate Development
Rudy E. Fogleman, Jr.	Vice President of Manufacturing, North America

The total compensation for these named executive officers is set forth in the Summary Compensation Table that follows this CD&A.

This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

The objectives of our compensation program

The primary objectives of our compensation and benefits programs for our named executive officers for 2010 were to:

•	enable us to attract, retain and motivate talented executives to lead the company,

•	focus our named executive officers on achieving key business objectives by providing the opportunity to earn annual incentive awards that place a substantial portion of total annual compensation at risk depending upon corporate and individual performance, and

•	align the interests of our named executive officers with those of our stockholders through the use of equity compensation.

Establishment of our compensation committee

The current members of our compensation committee and the responsibilities and duties of our compensation committee are discussed in the section titled “Compensation Committee” located elsewhere in this prospectus. Additionally, the compensation committee is responsible for, among other duties, recommending compensation levels for our Chief Executive Officer and reviewing his performance, and reviewing compensation levels recommended by our Chief Executive Officer for our other executive officers and reviewing the assessment of their performance conducted by our Chief Executive Officer. Our compensation committee will decide how much and what type of compensation and benefits will be provided to our named executive officers after the offering. During 2010, our board of directors made all compensation decisions with respect to the named executive officers. Our anticipated initial compensation and benefits programs described below are not necessarily indicative in all respects of how we will compensate our named executive officers in the future. Among other things, future compensation may take into account increased duties and responsibilities of the named executive officers following the offering.

Role of our chief executive officer in compensation decisions

While our board of directors had the ultimate authority and responsibility for approving all compensation for our named executive officers in 2010, our Chief Executive Officer played an active role in such decisions except with respect to his own compensation. At the beginning of the year, our Chief Executive Officer recommended annual corporate and divisional objectives, which were reviewed and approved by the board of directors and formed the basis for our annual operating budget. The status of our corporate and divisional objectives, as well as our performance relative to these objectives, was reviewed and discussed with the board of directors. At the end of the year, actual performance was measured against corporate and divisional goals and results against target performance were determined by the compensation committee. With respect to individual performance, the Chief Executive Officer reviewed and evaluated the performance of the other named executive officers to determine their individual contribution to achievement of these objectives, as well as their achievement of individual objectives. Our board of directors separately reviewed the Chief Executive Officer’s performance based on its evaluation of the company’s overall performance, the Chief Executive Officer’s individual contributions to achievement of key objectives and his leadership of the company. Our board of directors used this information in its subjective discretion to determine adjustments to compensation and the amount of annual performance incentives.

Data used to make compensation decisions in 2010

In making decisions regarding the compensation of our named executive officers, our board of directors generally considered compensation and survey data for similarly situated executives at a comparison group of companies it considered to be our peer group at the beginning of 2010. Data from this group of companies was primarily used to gauge the reasonableness and competitiveness of executive compensation decisions in 2010. With the assistance of our prior compensation consultant, Iker Consulting, we used the following sources of information during 2010 to evaluate our executive compensation practices and make compensation decisions for our named executive officers:

•	Select Peer Group: Pacific Ethanol, Verenium, 3Com, Metabolix, Aventine

•	Survey: Strategic Industries Rewards Solutions (SIRS), benchmark survey published by ORC Worldwide (now William M. Mercer), updated as of April 10, 2010. This survey covered a total of 539 companies in 7 industries and 20 sub-industries.

We did not apply a specific weighting to either data source when making compensation comparisons. These data sources were used by the Board in its discretion in making compensation decisions.

2011 Executive compensation review

The compensation committee engaged Radford — an Aon consulting company, in March 2011 to conduct a comprehensive review of executive compensation and equity compensation practices. Specifically, this review included base salary, annual incentives and equity compensation, including the number of shares to reserve for future equity awards and the level of equity incentives that are appropriate to award in connection with this offering. Radford evaluated compensation data from the following sources for this review:

•	Public Surveys: Hay Group Total Remuneration Survey (limited to the chemical industry, May 2010), Radford Global Life Sciences Survey (focusing on public technology and alternative energy companies with between 25 and 200 employees, April 2010)

•	Named Peers: The following 21 public companies were approved by the compensation committee in March 2011 because it was determined that they exhibited similar financial profiles (fewer than 500 employees, less than $300 million in revenue and a market value between $200 million and $1.5 billion) across multiple relevant industries (Chemical, Biotech, Clean Tech) relevant to the alternative energy and biochemical industry: Amyris, Inc., Codexis, Inc., Gevo, Inc., Metabolix, Inc., Aceto Corporation, Balchem Corporation, Cambrex Corporation, Innophos Holdings, Inc., Innospec Inc., OMNOVA Solutions Inc., A123 Systems, Inc., American Superconductor Corporation, EnerNOC, Inc., FuelCell Energy, Inc., Alnylam Pharmaceuticals, Inc., ARIAD Pharmaceuticals, Inc., Geron Corporation, Halozyme Therapeutics, Inc., ImmunoGen, Inc., NPS Pharmaceuticals, Inc. and Optimer Pharmaceuticals, Inc.

•	Recent IPO Peers: The following 12 public companies were approved by the compensation committee in March 2011 because it was determined that they exhibit a similar financial profile as the Named Peers, and additionally completed an initial public offering within the past 18 months: Amyris, Inc., Codexis, Inc., Gevo, Inc., STR Holdings, Inc., A123 Systems, Inc., Generac Holdings Inc., NuPathe

Inc., Alimera Sciences, Inc., Anthera Pharmaceuticals, Inc., Aveo Pharmaceuticals, Inc., Tengion, Inc. and Zogenix, Inc.

Information from the Public Surveys and the Named Peers was used to evaluate salary and annual incentive compensation levels and grants of long-term incentive awards. The Recent IPO Peers were used to evaluate equity ownership levels for the named executive officers, total dilution (both before and after IPO), total potential wealth transfer and share reserve levels. As discussed below under the heading “Long-Term Equity Incentive Awards,” significant equity grants were recommended by Radford in connection with this offering.

Executive compensation program

We provide three basic forms of direct compensation to our executive officers: base salary, annual performance incentives and long-term equity incentive awards. Total compensation for our named executive officers may vary significantly from year to year based on company, functional area, and individual performance. Further, the value of equity awards made to our named executive officers will vary in value based on our stock price.

Base salary

Base salary is intended to provide all our named executive officers with a fair and competitive base level of compensation that reflects their job function, organizational level, experience and tenure, and sustained performance over time. Our named executive officers have been eligible for salary increases on an annual basis at the board’s discretion. Increases are considered within the context of our overall budgetary parameters before more specific individual and market competitive factors and overall economic factors are considered. We do not apply specific formulas for individual salary adjustments. We budgeted 3% of payroll for salary increases for all employees in the aggregate for the first quarter of 2011. Salary increases for the named executive officers ranged from 2.5% to 3.5%, with the amount of increase based on a subjective review of overall individual performance by the compensation committee after consultation with the Chief Executive Officer as reflected in performance ratings. Effective April 2011, we increased the base salaries of our named executive officers to the following levels:

Name	Base Salary

Stephen J. Gatto	$566,500
Ralph A. Tapia	$192,610
A. Cenan Ozmeral, Ph.D.	$310,500
Samuel G. McConnell	$211,150
Rudy E. Fogleman, Jr.	$211,020

Mr. Tapia’s base salary was increased to $270,000 in connection with his promotion to Executive Vice President and Chief Financial Officer in May 2011.

Annual performance incentives

Annual performance incentives are intended to reward our named executive officers for achieving corporate, division and individual objectives on an annual basis. Each named executive officer’s target annual performance incentive for 2010 (expressed as a percentage of his 2010 base salary and, in the case of Mr. Fogleman, expressed as a percentage of his salary of $192,000 effective in March 2011) was as follows:

Target
Name	Percentage

Stephen J. Gatto	200%
Ralph A. Tapia	25%
A. Cenan Ozmeral, Ph.D.	50%
Samuel G. McConnell	50%
Rudy E. Fogleman, Jr.	35%

Mr. Gatto’s target percentage for 2011 will be decreased for the 2011 performance year to 100%. This adjustment was made in light of the equity awards granted to Mr. Gatto in connection with this offering as described under the heading “Long-Term Equity Incentive Awards.” Mr. Tapia’s target percentage for the 2011 performance year will be increased to 40%. Mr. Tapia’s target annual performance incentive was increased from 25% to 40% as part of his promotion to Executive Vice President and Chief Financial Officer in May 2011.

2010 Annual performance incentives

Set forth below is a summary of the plan formula, performance goals applicable to our named executive officers for 2010 and the level of achievement realized as compared to target performance that resulted in payments. The annual incentive target award that could have been earned for 2010 is set forth in the Grants of Plan-Based Awards in 2010 Fiscal Year Table. The same annual incentive structure is being used for 2011. Radford has recommended that we re-evaluate the structure of the annual incentive for the 2012 performance year, and our annual incentive program in future years may vary significantly from the summary set forth below.

The total dollar amount of the annual performance incentive that could be earned by a named executive officer for 2010 was determined under the following formula with respect to each performance goal:

Performance Weight for Performance Goal	X	Results vs. Target	X	Individual Modifier	X	Target Award	=	Earned Payment

For purposes of this formula:

•	Performance Goal is a corporate performance goal or divisional performance goal.

•	Performance Weight is the percentage of the target award that is based on attaining a performance goal

•	Results vs. Target, expressed as a percentage, represents the extent to which the corporate performance goals or divisional performance goals were met at target for 2010, as determined by the compensation committee.

•	Individual Modifier means the adjustment that is made to the annual performance incentive based on individual performance as determined by our board upon recommendation by the Chief Executive Officer (or, in the case of our Chief Executive Officer, by our board of directors).

•	Target Award is a dollar amount equal to the percentage of the named executive officer’s 2010 base salary (or, in the case of Mr. Fogleman, his 2011 base salary) that could be earned based on performance at target with respect to all performance goals.

Earned Payment is the dollar value of the annual performance that was earned by the named executive officer for 2010. The Performance Weight for some of the Performance Goals depended upon attaining multiple operational objectives. The results reported in the Results vs. Target column of the following tables reflect in some instances that not all of the operational objectives for a Performance Goal were met. In addition, an operational objective listed under a Performance Goal may have been partially achieved during 2010. In that case, the compensation committee evaluated the extent to which the operational objective had been achieved after consultation with the Chief Executive Officer and, in some cases, determined in its discretion the extent to which Results vs. Target should reflect partial completion of such operational objective.

Any corporate or division performance that exceeds target performance only results in a payment to the extent awarded by the compensation committee in its discretion.

Corporate performance goals — Gatto and Tapia

The annual performance incentives for Mr. Gatto and Mr. Tapia were based entirely on corporate performance goals. The compensation committee determined that the Results vs. Target with respect to corporate performance goals for 2010 was 72.5%. Set forth below is a table setting forth each corporate performance goal and its weighting based on actual results.

		Results vs.
Performance Goal	Weighting	Target

Begin construction of Louisiana Plant; develop and begin construction of an in-house integrated pilot plan	35%	24.5%
Execute a third-party tolling agreement and begin production; complete sampling; complete scale up at Fermic	10%	5%
Execute memorandum of understanding and finalize contracts with customers; complete two strategic partnerships	40%	38%
New product development; broaden internal capabilities; execute memorandum of understanding with targeted companies; expand intellectual property portfolio	10%	0%
Maintain bank model parameters	5%	5%

Total of Corporate Goals Achieved		72.5%

Corporate and division performance goals — Ozmeral, McConnell and Fogleman

The annual performance incentives for Mr. Ozmeral, Mr. McConnell and Mr. Fogleman were based 60% on corporate performance goals (as discussed above with respect to Mr. Gatto and Mr. Tapia) and 40% on divisional performance goals. The 40% allocable to divisional goals for Mr. Ozmeral, Mr. McConnell and Mr. Fogleman was based on the following:

Name	Division

Ozmeral	50% Specialty Chemicals
50% Research & Development
McConnell	100% Corporate Development
Fogleman	100% Operations

Our board determined that the Results vs. Target with respect to performance goals for 2010 for the Specialty Chemicals Division was 81%. Set forth below is a table setting forth each divisional performance goal for the Specialty Chemicals Division and its weighting based on actual results.

		Results vs.
Performance Goal	Weighting	Target

Execute tolling agreement (i.e., operation start-up, generate $3M revenue)	10%	0%
Begin construction on Louisiana Plant: safely execute plan (less than 1.0 Total Recordable Incident Rate), Outside Battery Limits for Louisiana Plant expansion, infrastructure for expansion, Inside Battery Limits plans	40%	36%
Complete scale up at Fermic (i.e., safely execute plan — less than 1.0 Total Recordable Incident Rate)	10%	10%
Finalize contracts with certain customers; execute two partnerships (including a specified party); execute two additional MOUs with customers	40%	35%

Total of Specialty Chemicals Division Goals Achieved:		81%

The compensation committee determined that the Results vs. Target with respect to performance goals for 2010 for the Research & Development Division was 81%. Set forth below is a table setting forth each divisional performance goal for the Research & Development Division and its weighting based on actual results.

		Results vs.
Performance Goal	Weighting	Target

Achieve succinic acid costs at target	50%	40%
Optimize production process	30%	26%
Provide basic data packaged for Front End Loading/2, PFDs, heat and material balance, equipment list	20%	15%

Total of Research & Development Division Goals Achieved		81%

The compensation committee determined that the Results vs. Target with respect to performance goals for 2010 for the Corporate Development Division, after a 25% discretionary adjustment, was 81%. Set forth below is a table setting forth each divisional performance goal for the Corporate Development Division, its weighting based on actual results and the discretionary adjustment.

		Results vs.
Performance Goal	Weighting	Target

Establish partnership with chemical channel partner; downstream end user company (demand-pull); upstream process or feedstock provider	40%	16%
Develop government affairs plan; production tax credit; loan guarantee (written confirmation of qualification form from the DOE); confidential goal with DOE	20%	20%
Development of confidential pilot plan project	40%	20%

Total of Corporate Development Division		56%
Discretionary Adjustment for Achieving Clearfield Support Goals		25%

Total (including discretionary adjustment)		81%

Our board provided the 25% discretionary adjustment to reflect additional support services provided by Mr. McConnell for Clearfield that were not performance goals identified early in 2010. These support services consisted primarily of the company’s provision of management support to BioEnergy Management Services, LLC, a subsidiary of the Predecessor Company, and included negotiating biofuel sales agreements, plant operating analysis, negotiations with lenders and support of an arbitration matter to which neither the company, the Predecessor Company nor BioEnergy Management Services, LLC is a party.

The compensation committee determined that the Results vs. Target with respect to performance goals for 2010 for the Operations Division was 100%. The performance goals for the Operations Division primarily related to activities that were attributable to the Predecessor Company prior to our separation from the Predecessor Company.

Individual modifier

In making decisions regarding the annual performance incentive, our board considered the performance of each named executive officer relative to key corporate objectives and each officer’s individual goals. The maximum individual modifier due to individual achievement is 150%, and the minimum individual modifier due to individual achievement is 50%. No specific weight is given to any of these factors in determining the individual modifier.

The 2010 individual modifier for Mr. Gatto, our Chairman and Chief Executive Officer, was 88.5%. Key individual objectives taken into account by the board in its discretion in assigning this individual modifier were completion of the PTT financing, completion of the DOE award and finalization of the Louisiana Plant.

The 2010 individual modifier for Mr. Tapia, our Executive Vice President and Chief Financial Officer, was 100%. Key objectives taken into account by the board in its discretion in assigning this individual modifier were successfully managing internal budgeting, completing the audited financial statements on time, internal system upgrades and conversion of Clearfield biofuel facility construction loans to term loans.

The 2010 individual modifier for Mr. Ozmeral, our Executive Vice President and Chief Operating Officer, was 150%. Key objectives taken into account by the board in its discretion in assigning this individual modifier were executing the third-party tolling agreement, customer approval of samples, finalizing contracts with certain customers and supporting external financing.

The 2010 individual modifier for Mr. McConnell, our Senior Vice President of Corporate Development, was 95%. Key objectives taken into account by the board in its discretion in assigning the individual modifier were based substantially on the overall operation of the Corporate Development division.

The 2010 individual modifier for Mr. Fogleman, our Vice President of Manufacturing, North America, was 150%. Key objectives taken into account by the board in its discretion in assigning the individual modifier were increasing wet cake sales, completing the Perdue transaction, operating within approved budget and plant operational capabilities.

2010 annual performance incentive calculation

Set forth below is the calculation of the 2010 annual performance incentive.

	Performance	Performance		Results vs.		Individual		Target		Earned
Name	Goal	Weight	X	Target	X	Modifier	X	Award	=	Payment

Stephen J. Gatto	Corporate	100%		72.5%		88.5%		$1,100,000		$705,788
								Total Earned Payment:		$705,788
Ralph A. Tapia	Corporate	100%		72.5%		100%		$46,750		$33,894
								Total Earned Payment:		$33,894
A. Cenan Ozmeral, Ph.D.	Corporate	60%		72.5%		150%		$150,000		$97,875
	Specialty Chemical	20%		81%		150%		$150,000		$36,450
	Research &	20%		81%		150%		$150,000		$36,450
	Development							Total Earned Payment:		$170,775
Samuel G. McConnell	Corporate	60%		72.5%		95%		$103,000		$42,565
	Corporate	40%		81%		95%		$103,000		$31,703
	Development							Total Earned Payment:		$74,268
Rudy E. Fogleman, Jr.	Corporate	60%		72.5%		150%		$67,200		$43,848
	Operations	40%		100%		150%		$67,200		$40,320
								Total Earned Payment:		$84,168

Form of payment of annual performance incentives

Annual performance incentives that were earned by our named executive officers in 2010 were made half in cash and half in the form of stock options (except that Mr. Tapia received his annual incentive for 2010 70% in cash and 30% in stock options). Providing a significant percentage of the annual performance incentive in the form of stock options allowed us to preserve our cash to fund operating activities and to provide a meaningful incentive to increase the value of the company. Going forward as a public company, we anticipate having a greater percentage of total compensation provided in the form of cash incentives when there are operating profits.

A stock option was granted for each $2.08 of earned annual incentive not paid in cash. Stock options were granted at an exercise price of $3.45, which reflected the per share value of our common stock on the grant date. The $2.08 conversion factor reflects a modified Black-Scholes stock option value. The common stock and stock option values were determined by our board. The stock options earned as annual incentives for 2010 were granted in March 2011 and are reflected in the Grants of Plan-Based Awards in Fiscal Year 2010 Table and the Outstanding Equity Awards at 2010 Fiscal Year-End Table.

LONG-TERM EQUITY INCENTIVE AWARDS

We typically have made an initial equity award to new employees and periodic grants at other times as approved by our board in connection with our annual performance incentives and promotions. Grants of stock options have been made with the intention that the exercise price be at least equal to the then current fair market value of a share of our common stock on the date of grant, as determined by our board.

Radford advised our compensation committee that the equity ownership of our named executive officers significantly lagged in comparison to named executive officers at the Recent IPO Peers. Radford reported that the comparable executive had an equity interest in the company of approximately 0.25% (excluding shares acquired by Mr. Gatto through the spinoff of the company from the Predecessor Company as an investment through Norwood LDK, LLC) versus an average of approximately 0.68% for similarly situated executives at the Recent IPO Peers. In addition, the equity held by our named executive officers had limited retentive value as more than half of these awards (other than equity held by Messrs. Ozmeral and Fogleman) are vested. In order to bring the equity ownership levels of our named executive officers in line with competitive market practices, to align the interests of our named executive officers with those of our stockholders, and to be able to provide a significant performance and retention incentive for our named executive officers and other key performers in light of our anticipated future growth:

•	we increased the number of shares reserved for issuance under the our 2011 Omnibus Incentive Plan by 3,250,000 shares to 4,189,130 shares,

•	we included a provision as part of the 2011 Omnibus Incentive Plan allowing the board discretion beginning in 2012 and ending in 2016 to annually increase the number of shares available for issuance by up to the lesser of 5% of the outstanding shares of our common stock as of the 30th day after the completion of this offering or 2 million shares,

•	we granted time-based restricted stock units to our named executive officers in May 2011 in order to provide a significant retention incentive, and

•	we granted stock options subject to a performance-based vesting schedule to our named executive officers in May 2011 at an exercise price of $19.36 to motivate them to increase the value of our stock after the offering.

Approximately two-thirds of the equity holdings of the named executive officers that are attributable to employment with the company are unvested as of May 27, 2011.

Restricted Stock Units

The named executive officers received the following number of time-based restricted stock units (RSUs) on May 27, 2011:

Name	No. of RSUs

Stephen J. Gatto	247,500
Ralph A. Tapia	56,250
A. Cenan Ozmeral, Ph.D.	112,500
Samuel G. McConnell	22,500
Rudy E. Fogleman, Jr.	22,500

The time-based restricted stock units shall vest in equal one-third (1/3) installments provided that the named executive officer is then employed by us. If the named executive officer’s employment is terminated prior to a scheduled vesting date, the RSUs shall be forfeited unless the named executive officer suffers a long-term disability or his employment is terminated in a manner that would entitle him to severance benefits under his employment agreement. The restricted stock units will become fully vested upon a change in control provided that the named executive officer is then employed us. Vested restricted stock units will be settled by delivering shares of our common stock to the named executive officers upon vesting. In no event shall the restricted stock units become vested and shares shall not be issued if this offering is not completed by May 27, 2012.

Stock Options

The named executive officers received the following performance-based stock options on May 27, 2011:

Shares Underlying
Name	Stock Options

Stephen J. Gatto	302,500
Ralph A. Tapia	68,750
A. Cenan Ozmeral, Ph.D.	137,500
Samuel G. McConnell	27,500
Rudy E. Fogleman, Jr.	27,500

The stock options shall be subject to a ten-year term and shall only be exercisable upon satisfying both performance and continued employment requirements. The performance requirement with respect to 50% of the stock options is based upon achieving a targeted level of EBITDA with respect to operations of a specified division not later than December 31, 2013. The performance requirement with respect to the other 50% of the stock options is based upon achieving a targeted milestone for efficient production of a new product. If the performance criteria for a stock option has been met, the named executive officer may exercise that option provided that he is then employed by us. The requirement to remain employed by us will be waived if the executive suffers a long-term disability or dies prior to attaining a performance requirement. The stock options will become fully vested upon a change in control provided that the named executive officer is then employed by us. The options shall be cancelled if this offering is not completed by May 27, 2012.

On March 1, 2010, Messrs. Tapia and Ozmeral each received an award of restricted membership units in our predecessor Myriant Technologies, LLC as follows:

	No. of Restricted
Name	Membership Units	Vesting

Ralph A. Tapia	20,000	12,000 units to vest equally on the first 3 anniversaries of the grant date and 8,000 units to vest upon achievement of a targeted level of EBITDA with respect to operations of a specified division not later than December 31, 2012, provided, in each case, that Mr. Tapia was then employed by us
A. Cenan Ozmeral, Ph.D.	48,000	24,000 units to vest equally on the first 3 anniversaries of the grant date and 24,000 units to vest upon achievement of a targeted level of EBITDA with respect to certain operations not later than December 31, 2012, provided, in each case, that Mr. Ozmeral was then employed by us

Upon the conversion of the Predecessor Company into a corporation on January 10, 2011, each of these awards was converted into a restricted share award under the 2011 Omnibus Incentive Plan in which each unit was substituted for a share of our common stock.

Mr. Tapia’s equity grant was awarded as a retention incentive in connection with the negotiation of a new employment agreement in March 2010. In January 2011, Mr. Tapia negotiated a replacement of the restricted full-value equity award with a nonqualified stock option to purchase 20,000 shares of our common stock, subject to a 10-year term. This stock option will become exercisable with respect to 4,000 shares of our common stock on each of the first 3 anniversaries of the grant date and will become exercisable with respect to the remaining 8,000 shares upon the company’s achievement of a targeted level of EBITDA with respect to operations of a specified division not later than December 31, 2013, in each case, subject to Mr. Tapia’s continued employment.

In March 2011, we amended the vesting conditions applicable to Mr. Ozmeral’s 48,000 restricted share award and a prior award of 66,666 restricted units granted by the Predecessor Company as follows:

No. of Shares	Amended Vesting Conditions

48,000	30,000 shares to vest equally on the first three anniversaries of the grant date (provided that Mr. Ozmeral is then employed by us), and 18,000 shares to vest upon achievement of a targeted level of EBITDA with respect to operations of a specified division not later than December 31, 2013 (provided Mr. Ozmeral is employed by us on December 31, 2013)
66,666	33,333 shares to vest equally on the first three anniversaries of November 20, 2008 (provided that Mr. Ozmeral is then employed by us), and 33,333 shares to vest upon the successful completion of the construction of the Louisiana Plant at or below cost by December 31, 2012 (provided Mr. Ozmeral is employed by us on December 31, 2012)

Stock Ownership Guidelines

We anticipate our compensation committee will establish stock ownership requirements for our named executive officers to more closely align their interests with the long-term interests of our stockholders. We believe this commitment to stock ownership will play a significant role in driving our success and creating long-term stockholder value.

Benefits and perquisites

We provide our executive officers with generally the same benefits as those provided to all other salaried employees, such as health insurance, group life insurance, short- and long-term disability, and a 401(k) plan with company match. We provided our Chief Executive Officer an auto allowance and a subsidy for tax and financial planning services in accordance with his employment agreement.

Employment agreements

We entered into employment agreements with our named executive officers. These employment agreements provide for base salary, annual discretionary bonuses and employee benefits over specified terms of employment. Each of these agreements provides for certain payments and other benefits if the executive’s employment terminates under certain circumstances other than for “cause,” including in connection with a “change in control.” Payments are subject to signing a release and our executives are subject to non-competition, non-solicitation and confidentiality restrictions. See the subsection “Discussion Concerning Summary Compensation Table and Grants of Plan-Based Awards Table” for a description of the agreement terms impacting current compensation and “Potential Payments upon Termination or Change in Control” for a description of applicable severance and change in control benefits.

On May 27, 2011, we authorized a new employment agreement for Mr. Tapia to retain his services as Executive Vice President and Chief Financial Officer, and with Mr. Fogleman to retain his services as Vice President of Manufacturing, North America. On June 21, 2011 the compensation committee reviewed the employment agreements with our named executive officers and, after receiving advice from its compensation consultant, made the following changes:

•	the term of all employment agreements will be three years (until June 21, 2014) subject to annual renewal

•	incentive payments will be subject to any compensation recovery policy that we adopt from time to time

•	payments from the company to the named executive officers are subject to being limited to an amount that will not trigger golden parachute excise taxes if doing so maximizes the net after tax benefit payable in connection with a change in control

•	in addition to the current one year cash severance benefit under the prior employment agreements, an executive shall be entitled to receive a lump sum cash payment in the event of a termination of employment by us without cause or by the executive for good reason, in each case, within 12 months after a change in control equal to:

•	twelve months of salary (in the case of our chief executive officer and chief operating officer), or

•	six months of salary (in the case of our other named executive officers)

payable 30 days after any such termination so long as the named executive officer signs and complies with an extended non-compete and non-solicitation agreement for an additional twelve months (for a total restricted period of 24 months in the case of our chief executive officer and our chief operating officer) or six months (for a total restricted period of 18 months in the case of our other named executive officers)

•	severance benefits will include continued medical and dental benefits for 12 months and, if applicable, for the additional period of an extended non-compete and non-solicitation agreement described above

No tax gross-up payments will be made by the company for golden parachute excise taxes. The compensation committee decided to make these changes in order to ensure that a cash severance payment is made within the first six months following an involuntary employment termination (other than for cause) that occurs one year within a change in control so long as the named executive officer agrees to extend the post-employment restrictions described above. After we become a public company, the one year cash severance benefit under the prior employment agreement that will be continued going forward, if triggered, cannot be paid six months and a day after employment termination in order to comply with applicable federal tax laws. The compensation committee decided to provide medical and life insurance continuation as described above consistent with market practices as described by the compensation consultant.

Our compensation committee believes that change in control and severance provisions are important parts of the overall compensation program for our named executive officers. Change in control provisions help to secure the continued employment and dedication of our named executive officers, notwithstanding any concern that they might have regarding their own continued employment prior to or following a change in control, and to promote a continuity of management during a corporate transaction. Severance provisions are used primarily to attract, retain and motivate individuals with the requisite experience and ability to drive our success. Severance arrangements also serve, in part, as consideration to secure commitments from our named executive officers not to compete with us after termination of their employment.

On June 24, 2011, Mr. Gatto terminated his consulting agreement with our Predecessor Company. His employment agreement requires that he spend substantially all of his business time to the performance of his duties to the company.

Tax Considerations

Section 162(m) of the Code generally disallows a deduction for compensation in excess of $1.0 million paid to certain named executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions from Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors or compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions from Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2010

The following table summarizes compensation earned by our Chief Executive Officer, Chief Financial Officer, and each of our three other most highly compensated officers during the year ended December 31, 2010. In this prospectus, we refer to these officers as our named executive officers.

							Non-Equity
							Incentive
				Stock		Option	Plan	All Other
		Salary		Awards		Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)		($)(1)		($)(2)	($)(3)	($)(4)	($)

Stephen J. Gatto,	2010	$478,750	(5)	—		$352,894	$352,894	$57,680	$1,242,218
Chairman and Chief Executive Officer
Ralph A. Tapia,	2010	$180,831		$120,000	(6)	$10,169	$23,726	$7,491	$342,217
Executive Vice President and Chief Financial Officer
A. Cenan Ozmeral Ph.D.,	2010	$287,500		$288,000		$85,388	$85,388	$10,396	$756,672
Executive Vice President and Chief Operating Officer
Samuel G. McConnell,	2010	$202,769		—		$37,134	$37,134	$8,249	$285,286
Senior Vice President, Corporate Development
Rudy E. Fogleman, Jr.,	2010	$196,242		—		$42,084	$42,084	$7,734	$288,144
Vice President of Manufacturing, North America

(1)	Reflects the aggregate grant date fair value of the restricted membership unit awards that were granted by the Predecessor Company on March 1, 2010. These awards are further addressed in the All Other Stock Awards Number of Shares of Stock or Units Column in the Grants of Plan-Based Awards in 2010 Fiscal Year Table.

(2)	Reflects the total dollar amount of stock options earned under the 2010 annual incentive. The value of the stock options was calculated using the modified Black-Scholes stock option value of $2.08 as determined by our board. In conducting its analysis regarding the Black-Scholes value of the stock options, the following assumptions were used: (i) stock price was valued at $3.45, (ii) the risk-free rate was estimated to be 2.3%, (iii) expected life was estimated to be six years, and (iv) volatility was estimated at 65%. There can be no assurance that these options will ever be exercised (in which case no value will be realized by the named executive officers) or that the value on exercise will equal the fair value. These awards are further addressed in the All Other Stock Awards Number of Shares of Stock or Units Column in the Grants of Plan-Based Awards in 2010 Fiscal Year Table.

(3)	Reflects the total dollar amount earned under the 2010 annual incentive that was paid in cash. These awards are further addressed in the Estimated Future Payouts under Non-Equity Incentive Plan column in the Grants of Plan-Based Awards in 2010 Fiscal Year Table. The portion of our annual incentive that was granted in the form of stock options is reflected in the Option Awards column of this Summary Compensation Table.

(4)	The compensation represented by the amounts for 2010 set forth in the All Other Compensation column of the Summary Compensation Table for the named executive officers are detailed in the following table.

	Qualified
Name and	Savings	Group Term Life
Principal Position	Plan(a)	Insurance(b)	Perquisites(c)	Total(d)

Stephen J. Gatto,	—	$138	$57,542	$57,680
Chairman and Chief Executive Officer
Ralph A. Tapia,	$7,223	$258	—	$7,491
Executive Vice President and Chief Financial Officer
A. Cenan Ozmeral Ph.D.,	$10,000	$396	—	$10,396
Executive Vice President and Chief Operating Officer
Samuel G. McConnell,	$8,111	$138	—	$8,249
Senior Vice President, Corporate Development
Rudy E. Fogleman, Jr.,	$7,338	$396	—	$7,734
Vice President of Manufacturing, North America

(a)	Consists of matching contribution made under the company’s 401(k) plan.

(b)	Reflects the cost of term life insurance coverage that the company provided named executive officers on a discriminatory basis.

(c)	The following perquisites were provided to Mr. Gatto during 2010: $36,818, reflecting Mr. Gatto’s company-provided auto, and $20,724, reflecting a reimbursement the company made to Mr. Gatto in connection with his 2010 self-employment tax per the terms of his employment agreement with the company. No other named executive officers received perquisites during 2010.

(d)	Reflects the total amount set forth in the All Other Compensation column to the Summary Compensation Table.

(5)	Represents $360,000 of cash compensation earned by Mr. Gatto as a consultant for the period from January 1, 2010 through May 15, 2010 under a prior consulting agreement with us and $118,750 of salary earned by Mr. Gatto on and after May 16, 2010 under an employment agreement.

(6)	Mr. Tapia’s restricted membership unit award was cancelled and was replaced with a nonqualified stock option award that was granted on January 31, 2011. This award is further described in the All Other Options Awards-Number of Securities Underlying Options column in the Grants of Plan-Based Awards in Fiscal Year 2010 Table.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2010

The following table shows information regarding grants of equity and non-equity awards to our named executive officers during the year ended December 31, 2010.

							All
							Other	All Other
							Stock	Option		Grant
							Awards:	Awards:	Exercise	Date Fair
							Number of	Number of	or Base	Value of
							Shares of	Securities	Price of	Stock and
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards			Stock or	Underlying	Option	Options
Name and		Threshold	Target	Threshold	Target	Maximum	Units	Options	Awards	Awards
Principal Position	Grant Date	(#)	($)(1)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)

Stephen J. Gatto,	3/23/2011	0	$1,100,000					169,660 (2)	$3.45	$352,894	(3)
Chairman and Chief Executive Officer
Ralph A. Tapia,	3/1/2010						20,000 (4)		—	$120,000	(5)
Executive Vice President and Chief	3/23/2011	0	$46,750					4,889 (2)	$3.45	$10,169	(3)
Financial Officer
A. Cenan Ozmeral Ph.D.,	3/1/2010						48,000 (6)		—	288,000	(5)
Executive Vice President and Chief	3/23/2011	0	$150,000					41,052 (2)	$3.45	85,388	(3)
Operating Officer
Samuel G. McConnell,	3/23/2011	0	$103,000					17,853 (2)	$3.45	$37,134	(3)
Senior Vice President, Corporate Development
Rudy E. Fogleman, Jr.,	3/23/2011	0	$67,200					20,233 (2)	$3.45	$42,084	(3)
Vice President of Manufacturing, North America

(1)	Represents total amount of annual incentive that could be paid for the 2010 performance year. The committee retained the discretion to pay this as either cash or equity. The amounts reported in the All Other Option Awards: Number of Securities Underlying Options column above satisfied 50% of the annual incentive earned for 2010 (or 30% in the case of Mr. Tapia).

(2)	Represents the number of stock options granted to each named executive officer under the annual incentive for the 2010 performance year. Each option was granted with an exercise price of $3.45, was fully vested upon the grant date, and is subject to a 10-year term. A stock option at an exercise price of $3.45 per share was earned for each $2.08 of annual performance incentive, reflecting the modified Black-Scholes stock option value as determined by our board.

(3)	The value of the stock options was calculated using the modified Black-Scholes stock option value of $2.08 as determined by our board. There can be no assurance that the options will ever be exercised (in which case no value will be realized by the executive) or that the value on exercise will equal the fair value.

(4)	On March 1, 2010, Mr. Tapia was granted 20,000 restricted membership units in the Predecessor Company prior to its conversion to a corporation. This award was later cancelled. In replacement of the cancelled restricted membership units, Mr. Tapia was granted a stock option on January 31, 2011 to purchase 20,000 shares of our common stock, with an exercise price of $3.45 and subject to a 10-year term. The option shall become exercisable as follows: (i) with respect to 4,000 shares on each of the first three anniversaries of March 1, 2010, and (ii) with respect to 8,000 shares upon the company’s achievement of a targeted level of EBITDA with respect to operations of a specified division not later than December 31, 2013 (subject, in each case, to Mr. Tapia’s continued employment with the company on such vesting dates).

(5)	Reflects the 2010 aggregate grant date fair value of the restricted membership unit awards as of March 1, 2010 of $6.00 per unit.

(6)	On March 1, 2010, Mr. Ozmeral was granted 48,000 restricted membership units in the Company prior to its conversion to a corporation. This award was converted into a restricted stock award on a one-share for one-unit basis in January 2011 and vests as follows: (i) 10,000 shares shall vest on each of the first three anniversaries of March 1, 2010, and (ii) 18,000 restricted shares shall vest upon the company’s achievement of a targeted level of EBITDA with respect to operations of a specified division not later than

December 31, 2013 (in each case, subject to Mr. Ozmeral’s continued employment with the company on such vesting dates).

DISCUSSION CONCERNING SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Employment Agreements

Executive employment agreements with our named executive officers provide for base salary, annual bonus opportunities, participation in our benefit plans and post-termination benefits and obligations. In the case of our Chief Executive Officer and Chief Operating Officer, the employment agreement provides for a target equity equal to 100% of base salary, subject to the satisfaction of Company and individual performance criteria and other criteria set by the Compensation Committee.

Each of the executive employment agreements for our named executive officers has a term that expires on June 21, 2014, subject thereafter to automatic renewal for successive one-year periods absent 60 days notice to the contrary by either party.

Each executive employment agreement specifies a minimum level of base salary for the named executive officer, but gives our compensation committee authority to increase the base salary from time to time. The minimum base salary for each of our named executive officers, as set forth in the executive employment agreements is described below:

Named Executive Officer	Base Salary

Stephen J. Gatto	$550,000
Ralph A. Tapia	$270,000
A. Cenan Ozmeral Ph.D.	$300,000
Samuel G. McConnell	$206,000
Rudy E. Fogleman, Jr.	$211,020

Mr. Gatto’s executive employment agreement, as in effect in 2010, provided that he shall be eligible to receive an annual bonus at a target of 200% of his base salary, with the actual amount determined by our board of directors. Under his executive employment agreement, Mr. Gatto specifically waived all entitlements to any bonuses previously offered to him while he acted as a consultant to the company, including, without limitation (i) 200% of his annual consulting fee upon the closing of a capital raise equal to or greater than $40 million and (ii) a bonus of $1.46 million upon the completion of the Louisiana Plant. For 2011, Mr. Gatto’s target bonus will be reduced to 100% of base salary.

The executive employment agreements for the other named executive officers provide for an annual bonus target as described in the annual performance incentives section of the Compensation Discussion and Analysis.

The executive employment agreements also provide that each executive is entitled to, among other things, participation in any equity incentive plan and employee benefit programs on the same basis as similarly-situated executives (except that the Chief Executive Officer and Chief Operating Officer shall be eligible for the target awards described above): paid vacation and reimbursement of business expenses. In addition, Mr. Gatto’s employment agreement provides for a vehicle allowance of $2,083.33 per month and standard tax preparation and planning services of up to $18,000 per year.

The executive employment agreements with our named executive officers also provide for severance payments upon termination of employment by us without cause, termination by the executive for good reason, and termination in connection with a change in control. See “Potential payments upon termination or change in control” below for a description of these provisions in the employment agreements.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR END

The following table shows the grants of stock awards to our named executive officers that were outstanding on December 31, 2010, the last day of our fiscal year.

	Option Awards						Stock Awards
												Equity
												incentive
												plan awards:
				Equity						Equity		market or
				Incentive						incentive		payout
				Plan						plan		value of
				Awards:					Market	awards:		unearned
		Number of		Number			Number of		value of	number		shares,
		securities	Number of	of securities			shares or		shares or	of unearned		units, or
		underlying	securities	underlying			units of		units of	shares,		other
		unexercised	underlying	unexercised	Option	Option	stock that		stock that	units or other		rights that
		options (#)	unexercised	unearned	Exercise	Expiration	have not		have not	rights		have
Name And		exercisable	options	options	Price	Date	vested		vested ($)	that have		not vested
Principal Position	Grant Date	(1)	unexercisable (#)	(#)	($)	(2)	(#)		(3)	not vested (#)		($)(3)

Stephen J. Gatto,	3/23/2011	169,660 (4)	—	—	$3.45	3/23/2021
Chairman and Chief Executive Officer

Ralph A. Tapia,	3/1/2010						12,000	(5)	$41,400	8,000	(6)	$27,600
Executive Vice	1/31/2011		1,897 (7)		$5.35	1/31/2021
President and Chief	1/31/2011	16,500 (8)	—		$5.35	3/23/2021
Financial Officer	3/23/2011	4,889 (4)	—	—	$3.45	3/23/2021

A. Cenan Ozmeral Ph.D.,	11/20/2008						11,111	(9)	$38,333	33,333	(10)	$114,999
Executive Vice	3/1/2010						20,000	(11)	$69,000	18,000	(12)	$62,100
President and Chief	1/31/2011	—	5,755 (7)	—	$5.35	1/31/2021

Operating Officer	3/23/2011	41,052 (4)	—	—	$3.45	3/21/2021

Samuel G. McConnell,	1/31/2011		4,918 (7)		$5.35	1/31/2021
Senior Vice	3/23/2011	17,853 (4)	—	—	$3.45	3/23/2021
President, Corporate
Development

Rudy E. Fogleman, Jr.,	1/31/2011		3,610 (7)		$5.35	1/31/2021
Vice President of	3/23/2011	20,233 (4)	—	—	$3.45	3/23/2021
Manufacturing, North America

(1)	Represents fully exercisable stock options.

(2)	All stock options have a 10 year term subject to earlier expiration on account of employment termination as follows: the post-termination exercise period being the lesser of (i) the remaining term, (ii) thirty days, or (iii) in the event of (a) a termination due to death, disability or retirement, 1 year, (b) termination without cause or for good reason, 90 days, or (c) termination for cause, the date of termination.

(3)	The market value of the stock awards is determined by multiplying the number of shares by $3.45.

(4)	These stock options were granted in connection with the 2010 annual incentive and were fully exercisable upon the grant date. For more information on these awards, see the discussion in the Compensation Discussion and Analysis under 2010 annual performance incentives.

(5)	These restricted membership units were granted to Mr. Tapia on March 1, 2010 and were scheduled to vest on the first three anniversaries of such grant date. However, this award was later cancelled and replaced with a non-qualified stock option. See the footnotes to the Grants of Plan-Based Awards in Fiscal Year 2010 Table for a description of that option.

(6)	These restricted membership units were granted to Mr. Tapia on March 1, 2010 and were scheduled to vest upon the company’s achievement of a targeted level of EBITDA with respect to operations of a specified division. However, this award was later cancelled and replaced with a non-qualified stock option. See the footnotes to the Grants of Plan-Based Awards in Fiscal Year 2010 Table for a description of that option.

(7)	These stock options were granted in connection with the 2009 annual incentive and will become exercisable in one-third increments on the first, second, and third anniversary dates of the grant, subject to continued employment with us. Vesting of these options will be accelerated if the executive becomes entitled to receive any severance benefits due to employment termination within the twelve month period after a change in control.

(8)	Options to acquire units in the predecessor company were initially pledged to Mr. Tapia on September 18, 2006 in connection with the commencement of his employment. Upon the adoption of the 2011 Omnibus

Incentive Plan on January 12, 2011, the company granted Mr. Tapia a fully vested non-qualified stock option award in recognition of past services.

(9)	These restricted shares will vest on November 20, 2011, provided Mr. Ozmeral remains employed by the company through such date.

(10)	These restricted shares will vest upon the successful completion of the construction of the Louisiana Plant at or below cost by December 31, 2012, provided Mr. Ozmeral remains employed by the company through such date.

(11)	These restricted shares shall vest in one-half increments on the second and third anniversary dates of March 1, 2010 so long as the executive remains employed by us.

(12)	These restricted shares will vest upon the company’s achievement of a targeted level of EBITDA with respect to operations of a specified division not later than December 31, 2013, provided Mr. Ozmeral remains employed by the company through such date.

STOCK VESTED IN FISCAL YEAR 2010

The following table shows the stock awards to our named executive officers that vested by December 31, 2010, the last day of our fiscal year. No stock options were exercised during the year ended December 31, 2010.

Stock Awards
	Number of Shares	Value Realized on
Name and Principal Position	Acquired on Vesting(#)	Vesting($)(1)

Stephen J. Gatto,	—	—
Chairman and Chief Executive Officer
Ralph A. Tapia,	—	—
Executive Vice President and Chief Financial Officer
A. Cenan Ozmeral Ph.D.,	11,111 (2)	$38,833
Executive Vice President and Chief Operating Officer
Samuel G. McConnell,	—	—
Senior Vice President, Corporate Development
Rudy E. Fogleman, Jr.,	—	—
Vice President of Manufacturing, North America

(1)	The value realized is calculated by multiplying the number of shares vested by $3.45, the per share value of our common stock determined by our board based on an analysis provided by an independent valuation firm.

(2)	This represents shares of stock that vested on November 20, 2010.

PENSION BENEFITS

We do not maintain any defined benefit pension plans.

NONQUALIFIED DEFERRED COMPENSATION

We do not maintain any nonqualified deferred compensation plans.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following is a summary of the severance and change in control benefits provided to each of our named executive officers as in effect in May 2011. The amounts set forth in the Post Termination Payment Table for Mr. Tapia were calculated based on the severance and change in control benefits in effect for him in 2010. Mr. Fogleman was not subject to any severance or change in control benefits in 2010.

Employment Termination Due to Death, Disability, for Cause, or Without Good Reason.  Upon the termination of an executive’s employment due to the executive’s death or disability or without good reason prior to a change in control, we shall provide the executive with the following payments and/or benefits (the “Accrued Amounts”):

•	unpaid base salary through the date of termination;

•	any accrued vacation in accordance with company policy;

•	reimbursement for any unreimbursed expenses incurred through the date of termination;

•	accrued and vested benefits under a Section 401(k) plan; and

•	all other benefits to which the executive may be entitled under the terms of any applicable compensation program or arrangement, equity or perquisite plan or program, including but not limited to any applicable insurance benefits.

Employment Termination Without Cause or for Good Reason.  If we terminate at any time the executive’s employment without “cause” or the executive terminates his employment for “good reason,” each as defined below, we are obligated to provide him with the following payments and/or benefits, subject to the executive’s execution of a release:

•	the Accrued Amounts (as defined above);

•	a payment equal to the executive’s then-current annual base salary (or, in the case of Mr. Fogleman, 50% of his base salary), payable in a single lump sum on the 60th day following the date of his termination or, if required to comply with applicable tax laws, six months and a day following the date of his termination; and

•	a pro rata portion of his annual bonus for the performance year in which the executive’s termination occurs, payable at the time that annual bonuses are paid to other senior executives or, if required to comply with applicable tax laws, six months and a day following the date of his termination, (determined in each case by multiplying the executive’s target bonus by a fraction, the numerator of which is the number of days during the performance year of termination that the executive was employed by the company and the denominator of which is 365).

Qualifying Termination during the Protected Period.  If, during the “protected period” (as defined below), we terminate an executive’s employment without cause or the executive terminates his employment for any reason, we are obligated to provide him with the following payments and/or benefits, subject to the executive’s execution of a release:

•	the Accrued Amounts;

•	a payment equal to one-times the executive’s then-current annual base salary, payable in a single lump sum on the 60th day following the date of his termination or, if required to comply with applicable tax laws, six months and a day following the date of his termination;

•	all of the executive’s outstanding and unvested stock options and other equity awards shall become fully vested; and

•	a pro rata portion of his annual bonus for the performance year in which the executive’s termination occurs, payable at the time that annual bonuses are paid to other senior executives (determined by multiplying the executive’s target bonus by a fraction, the numerator of which is the number of days during the performance year of termination that the executive was employed by the company and the denominator of which is 365).

For this purpose, the “protected period” shall mean the period beginning on the effective date of a change in control (as such term is defined in the employment agreement) and ending on the first anniversary of such change in control.

“Cause” for purposes of the executive employment agreements consists of:

i.	The failure of the executive to perform any of his or her material duties to the company, including, without limitation, a breach of the company’s code of conduct, conflict of interest or other material employment policies;

ii.	Any act or omission to act by the executive (other than the executive’s resignation or retirement) that would reasonably be likely to have the effect of injuring the reputation, business or business relationships of the company;

iii.	Acts of theft, embezzlement, fraud, dishonesty, misrepresentation or falsification of documents or records involving the company;

iv.	A breach of the terms of the executive’s confidentiality agreement, or any other material agreement between the executive and the company, after giving effect to the notification provisions, if any, and the mechanisms to remedy or cure a breach, if appropriate, as described in any such agreement;

v.	The executive is convicted of or takes a plea of nolo contendere for a felony or a crime involving moral turpitude; or

vi.	Any act of fraud or embezzlement involving us or any of our affiliates.

Any determination of cause requires at least a two-thirds vote of the entire board of directors. In the event the company determines that it may be necessary to terminate the executive’s employment for cause as defined in paragraphs (i) through (iv) above, and the company determines such event of cause is capable of being cured, the executive shall have 30 days from the date of receipt of written notice from the company to cure such event. If the executive fails to cure the event of cause in accordance with the written notice, his employment shall be terminated immediately upon expiration of this 30-day period. In the event the company determines that it is necessary to terminate the executive’s employment for cause as defined in paragraphs (i) through (iv) above and the applicable event of cause is not capable of being cured, the executive’s employment shall be terminated immediately upon receiving written notice from the company.

Termination for “good reason” for purposes of the executive employment agreements means the occurrence of one of the following conditions without the executive’s consent:

i.	A material adverse change in the nature or scope of the executive’s responsibilities, authorities, powers, functions or duties;

ii.	A material reduction in the executive’s base salary, except for across-the-board salary reductions similarly affecting all, or substantially all, similarly-situated employees; or

iii.	The company requires the executive to relocate to a location outside of a 50 mile radius from Quincy, Massachusetts (or, in the case of Mr. Fogleman, to a location outside of a 50-mile radius from the Louisiana Plant).

Notwithstanding the foregoing, the conditions described immediately above in (i.) through (iii.) shall not give rise to a termination by an executive for good reason, unless the executive has notified the company in writing within 30 days of the initial occurrence of such condition, the company has failed to correct the condition within 60 days after the company’s receipt of such written notice, and the executive actually terminates employment with the company within 90 days of the initial occurrence of the condition. Notwithstanding the foregoing, a suspension of an executive’s title and authority while on administrative leave due to a reasonable belief that the executive has engaged in misconduct, whether or not the suspected misconduct constitutes cause for employment termination, shall not be considered good reason.

As further described above in the Compensation Discussion and Analysis, an employment agreement amendment authorized by our Board on June 21, 2011 provides that a named executive officer may become entitled to a lump sum payment equal to either one year of salary (in the case of the chief executive officer or chief operating officer) or six months of salary (in the case of our other named executive officers) in the case of termination of employment by us without cause or the named executive officer’s termination for good reason during the protection period.

Post Termination Payment Table

The following table sets forth the estimated potential payments upon termination or a change in control for each of the named executive officers, based on the assumptions following the table and assuming such event occurred on December 31, 2010.

	Termination Without Cause or for Good Reason			Termination Without Cause or for Any Reason Within One(1) Year Following A Change in Control
Name	Salary	Bonus(1)	Total	Salary	Bonus	Equity Acceleration	Total

Stephen J. Gatto	$550,000	$1,100,000	$1,650,000	$550,000	$1,100,000	$0	$1,650,000
Ralph A. Tapia	$93,500	$46,750	$140,250	$93,500	$46,750	$0	$140,250
A. Cenan Ozmeral Ph.D.	$300,000	$150,000	$450,000	$300,000	$150,000	$284,432	$734,432
Samuel G. McConnell	$206,000	$103,000	$309,000	$206,000	$103,000	$0	$309,000
Rudy E. Fogleman(2)	$—	$—	$—	$—	$—	$—	$—

(1)	Based on the target bonus percentages as in effect on December 31, 2010.

(2)	Mr. Fogleman did not have an employment agreement with us in 2010.

Assumptions Regarding Post Termination Payment Table.  The table presented above was prepared as though each named executive officer’s employment was terminated on December 31, 2010 using a stock price of $5.35. The amounts under the column labeled “Termination without Cause or for Any Reason Within One (1) Year Following A Change In Control” assume that a change in control occurred on December 31, 2010. We are required by the SEC to use these assumptions. With those assumptions taken as a given, we believe that the remaining assumptions listed below, which are necessary to produce these estimates and reflect solely our interpretation of the company’s contractual obligations, are reasonable in the aggregate. However, the executives’ employment was not terminated on December 31, 2010, and a change in control did not occur on that date. There can be no assurance that a termination of employment, a change in control or both would produce the same or similar results as those described if either or both of them occur on any other date or at any other price of our common stock, or if any assumption is not in fact correct.

The following assumptions were used for these tables:

•	in determining estimated severance benefits, the salary for each executive’s year of employment termination equals his salary in effect on December 31, 2010,

•	stock options and restricted stock vested on December 31, 2010, with respect to a executive’s termination of employment by us without cause or a termination by the executive for any reason within one (1) year of a change in control for each named executive officer, and

•	stock options and restricted shares that become vested due to an executive’s termination of employment by us without cause or a termination by the executive for any reason within one year of a change in control are valued in the tables above based on their intrinsic value on December 31, 2010 (i.e., the difference between the stock’s fair market value and the exercise or purchase price, if any).

Amount Not Covered by Post Termination Payment Table.  The table presented above does not include the value of stock options that were vested as of December 31, 2010 that are described in the Outstanding Equity Awards at 2010 Fiscal Year End Table, the value of increased severance benefits available under new employment agreements extended to Mr. Tapia and Mr. Fogleman in May 2011, the enhancement to severance benefits under employment agreement changes authorized by the compensation committee on June 21, 2011 and described in the Compensation Discussion & Analysis, and the potential acceleration value with respect to equity awards that were granted after December 31, 2010.

EMPLOYEE BENEFIT AND STOCK PLANS

Myriant Technologies, Inc. 2011 Omnibus Incentive Plan

On January 12, 2011, we established the Myriant Technologies, Inc. 2011 Omnibus Incentive Plan. On May 27, 2011, we increased the shares subject to this plan as described below, and our stockholders subsequently approved the amendment and restatement of this plan, which we refer to in this prospectus as the “2011 Omnibus Incentive Plan”. The purposes of the 2011 Omnibus Incentive Plan are to attract, reward and retain highly competent persons, as employees, directors and consultants, to provide additional incentives to such individuals by aligning their interests with those of our company’s stockholders, and to promote the success of the business of our company. To accomplish these purposes, the 2011 Omnibus Incentive Plan will provide for the issuance of stock options, stock appreciation rights, restricted shares, restricted share units, or other equity-based awards.

The following description summarizes the features of the 2011 Omnibus Incentive Plan.

Summary of plan terms

Shares Subject to the 2011 Omnibus Incentive Plan.  An aggregate of 4,189,130 shares of our common stock was reserved under the 2011 Omnibus Incentive Plan. The number of shares reserved for issuance under the 2011 Omnibus Incentive Plan shall be subject to an annual increase on January 1st of each year following the completion of this offering until 2016 equal to the lesser of (i) two million shares of our common stock, (ii) five percent (5%) of the outstanding shares of our common stock as of the 30th day following the closing of this offering, and (iii) such lesser amount determined by our board of directors. The number of shares of our common stock authorized for grant under the 2011 Omnibus Incentive Plan, including shares that may be added as described above, is subject to adjustment for certain significant corporate events as described below. Shares related to awards that terminate in whole or in part by expiration, termination, surrendering, cancellation, or otherwise without issuance of shares shall again be available for future grant or sale under the 2011 Omnibus Incentive Plan, subject to any limitations imposed by the Code applicable to incentive stock options. Shares not issued upon exercise of a stock option or stock appreciation right, shares delivered to us to pay the option exercise price upon exercise and shares delivered to us to pay for withholding taxes shall be available for grant under the 2011 Omnibus Incentive Plan.

As soon as practicable after the completion of this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares issuable under the 2011 Omnibus Incentive Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements.

Plan Administration.  The 2011 Omnibus Incentive Plan will be administered by our compensation committee.  The 2011 Omnibus Incentive Plan is structured so that awards under it may qualify as performance-based compensation exempt from Section 162(m) of the Code. Nevertheless, we intend to make equity grants under the IPO transition rule in order to maximize our tax deductions.

Our compensation committee, or in certain cases our Chief Executive Officer, will determine who shall receive awards under the 2011 Omnibus Incentive Plan, the number of shares of stock and/or dollars covered by such award, and the terms and conditions of each award. Within the terms of the 2011 Omnibus Incentive Plan, our compensation committee may accelerate the vesting of any award. Our compensation committee may also modify any equity award after the grant date, including adjusting the exercise price, as well as cancel or substitute any awards. In addition, our compensation committee will interpret the 2011 Omnibus Incentive Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the 2011 Omnibus Incentive Plan or any awards granted under the 2011 Omnibus Incentive Plan as it deems to be appropriate.

Eligibility.  Our compensation committee may grant awards to employees, consultants, and directors; provided, however, only employees shall be eligible to receive incentive stock options.

Types of Awards.  The following types of awards may be made under the 2011 Omnibus Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by our compensation committee (or in certain cases, our Chief Executive Officer), in its sole discretion, subject to such limitations as are provided in the 2011 Omnibus Incentive Plan.

Nonqualified Stock Options.  An award of a nonqualified stock option grants a participant the right to purchase a certain number of shares of our common stock during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of a share of our common stock on the grant date. The term of a nonqualified stock option may not exceed 10 years from the date of grant. The exercise price may be paid with cash or a cash equivalent approved by the compensation committee. A nonqualified stock option is an option that does not meet the qualifications of an incentive stock option as described below.

Incentive Stock Options.  An incentive stock option is a stock option that meets the requirements of Section 422 of the Code, which include an exercise price of no less than 100% of fair market value on the grant date, a term of no more than 10 years, and that the option be granted from a plan that has been approved by stockholders.

Stock Appreciation Rights.  A stock appreciation right (“SAR”) entitles the participant to receive an amount equal to the difference between the fair market value of our common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of our common stock on the grant date), multiplied by the number of shares subject to the SAR. Payment to a participant upon the exercise of a SAR may be in cash or shares of our common stock. Our compensation committee may grant SARs in tandem with options or independent of them.

Restricted Shares.  A restricted share award is an award of outstanding shares of our common stock that does not vest until after a specified period of time, or satisfaction of other vesting conditions as determined by our compensation committee, and which may be forfeited if conditions to vesting are not met. Participants are generally entitled to receive all dividends and distributions paid with respect to shares subject to their restricted share award. If such dividends or distributions are paid in shares, such shares shall be issued to the participant as an additional restricted share award, subject to the same terms, conditions, and vesting restrictions, if any, as the restricted share award with respect to which they were paid. If any such dividends or distributions are paid in cash, such cash payments shall be subject to the same restrictions as the restricted share award and shall be accumulated during any period of restriction applicable to the award and paid (or forfeited) when the award vests (or is forfeited). Participants are also generally entitled to vote the shares subject to their restricted share award, subject to the terms of any voting agreement they may have exercised with us.

Restricted Share Units.  A restricted share unit is an award denominated in shares of our common stock that may be settled either in shares or cash, subject to terms and conditions determined by our compensation committee (or in certain cases, our Chief Executive Officer). Participants do not have voting rights, but our compensation committee may authorize the payment of dividend equivalent payments during the vesting period.

Performance Awards.  The 2011 Omnibus Incentive Plan authorizes our compensation committee to grant performance-based awards, which may be payable in shares, share units, or cash. Performance awards would vest and become payable upon the achievement of performance objectives within a period of time specified by our compensation committee. Our compensation committee may, in its discretion, authorize the payment of dividend equivalent payments with respect to any performance award paid in stock.

The performance awards may be subject to the achievement of specified performance objectives. Performance objectives with respect to any award may include any one or more financial or operational objectives or a combination thereof, as established by the compensation committee in its sole discretion, which may be applicable on a company-wide basis and/or with respect to operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships, or joint ventures, as set forth below:

•	increasing the company’s net sales;

•	achieving a target level of earnings (including gross earnings; earnings before certain deductions, such as interest, taxes, depreciation, or amortization; or earnings per share);

•	achieving a target level of income (including net income or income before consideration of certain factors, such as overhead) or a target level of gross profits for the company, an affiliate, or a business unit;

•	achieving a target return on the company’s (or an affiliate’s) sales, revenues, capital, assets, or stockholders’ equity;

•	maintaining or achieving a target level of appreciation in the price of the shares;

•	increasing the company’s (or an affiliate’s) market share to a specified target level;

•	achieving or maintaining a share price that meets or exceeds the performance of specified stock market indices or other benchmarks over a specified period;

•	achieving a level of share price, earnings, or income performance that meets or exceeds performance in comparable areas of peer companies over a specified period;

•	achieving specified reductions in costs or targeted levels in costs;

•	achieving specified improvements in collection of outstanding accounts or specified reductions in non-performing debts;

•	achieving a level of cash flow;

•	introducing one or more products into one or more new markets;

•	acquiring a prescribed number of new customers in a line of business;

•	achieving a prescribed level of productivity within a business unit;

•	completing specified projects within or below the applicable budget;

•	completing acquisitions of other businesses or integrating acquired businesses;

•	expanding into other markets;

•	scientific or regulatory achievements;

•	implementation, completion or attainment of measurable objectives with respect to research, development, patents, inventions, products, projects or facilities and other key performance indicators; and

•	similar objectives as may be determined by the compensation committee from time to time.

Our compensation committee may, in its sole discretion, reduce (but not increase) the number of shares deliverable or amounts payable under any performance-based award after the applicable performance objectives have been satisfied.

Other Forms of Equity Award.  The 2011 Omnibus Incentive Plan provides our compensation committee the discretion to grant other awards payable in shares, such as deferred stock units, unrestricted shares, securities convertible into shares or a right to purchase shares at a discount to the then current fair market value. In the event of such an award, the committee would determine the terms and conditions of such award, including any vesting criteria applicable thereto.

Forfeiture Provisions.  Our compensation committee may provide by rule or regulation or in any award agreement, or may determine in any individual case, the circumstances in which awards shall be paid or forfeited in the event a participant ceases to provide services to us prior to the end of a performance period, period of restriction or the exercise, vesting or settlement of such award.

Adjustments.  Our compensation committee shall make appropriate equitable adjustments to the maximum number of shares available for issuance under the 2011 Omnibus Incentive Plan and other limits stated in the 2011 Omnibus Incentive Plan, the number of shares covered by outstanding awards, the grant, purchase, or exercise prices, if any, of all outstanding awards, performance measures applicable to outstanding awards, and the kind of shares available for grant and covered by outstanding awards, as our compensation committee, in its sole discretion, may determine to be equitably required to prevent dilution or enlargement of the rights of participants. These changes may be made to reflect changes in our capital structure (including a change in the number of shares of common stock outstanding) on account of any extraordinary dividend or other extraordinary distribution that occurs in respect of the shares, or any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of the company or any similar, unusual or extraordinary corporate transaction (or event in respect of the shares), including a change in control.

In addition, in connection with a merger, consolidation, or similar transaction, our compensation committee may grant awards under the 2011 Omnibus Incentive Plan in substitution for stock and stock-based awards held by employees, directors, consultants or advisors of another corporation (an “Acquired Corporation”) in connection with a merger, consolidation or similar transaction involving such Acquired Corporation and the company or an affiliate or the acquisition by the company or an affiliate of property or stock of the Acquired Corporation. Any substitute awards granted under the 2011 Omnibus Incentive Plan shall not count against the share limitations described above.

Accelerated Vesting in Connection with a Change in Control.  Except as otherwise determined by the Committee or as required under an employment agreement, equity awards that vest based on continued employment with us will become 100% vested immediately upon a termination of employment by the company or the employee resigning for good reason within the twelve month period that begins on a change in control. Good reason for purposes of this provision under the 2011 Omnibus Incentive Plan means either a material adverse change in the employee’s responsibilities, authority, powers, functions or duties, a material reduction in base salary or a relocation to a office more than 50 miles from the then current office location. Except as otherwise provided in an employment agreement, awards that vest based on performance conditions shall only be subject to accelerated vesting as determined in the discretion of the compensation committee.

Amendment and Termination.  The 2011 Omnibus Incentive Plan may be amended or terminated by our board of directors or compensation committee at any time; provided, no amendment shall impair the rights of any participant or beneficiary under an outstanding award unless consented to in writing by the participant. No participant consent will be required for any amendment required to comply with an applicable law. The company shall obtain stockholder approval for any such amendment to the extent required by applicable laws.

Grant of Awards under the 2011 Omnibus Incentive Plan

Set forth below is a summary of the stock options and restricted stock awards that we have awarded under the 2011 Omnibus Incentive Plan. Future equity grants under the 2011 Omnibus Incentive Plan (as well as any performance-based cash incentives granted thereunder) thereafter will be made at the discretion of our compensation committee.

Share Reserve	Number of Shares

Shares originally authorized under the 2011 Omnibus Incentive Plan	939,130

Total number of shares approved on May 27, 2011 for the 2011 Plan	3,250,000

Total number of equity awards granted January 12, 2011 through June 24, 2011 under the 2011 Plan	2,712,762

Total shares available for grant under the 2011 Plan on June 24, 2011	1,476,368	*

*	The Board may annually increase the number of shares available under the 2011 Plan beginning in 2012 and ending in 2016 by up to the lesser of 5% of the outstanding shares of our stock as of the 30th day after completion of this offering or 2 million shares.

Federal Income Tax Consequences of 2011 Omnibus Incentive Plan Awards

The following is a brief summary of the principal United States federal income tax consequences of transactions under the 2011 Omnibus Incentive Plan, based on current United States federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences, which may be substantially different.

Nonqualified Stock Options.  Generally, a participant will not recognize taxable income on the grant or vesting of a nonqualified stock option. Upon the exercise of a nonqualified stock option, a participant will recognize ordinary income in an amount equal to the difference between the fair market value of our common stock received on the date of exercise and the option cost (number of shares purchased multiplied by the exercise price per share). We will ordinarily be entitled to a deduction on the exercise date equal to the ordinary income recognized by the participant upon exercise.

Incentive Stock Options.  No taxable income is recognized by a participant on the grant or vesting of an ISO. If a participant holds the shares acquired for at least one year from the exercise date and does not sell or otherwise dispose of the shares for at least two years from the grant date, the participant’s gain or loss upon a subsequent sale will be long-term capital gain or loss equal to the difference between the amount realized on the sale and the participant’s basis in the shares acquired. In this case, we will not be entitled to a deduction by reason of the grant or exercise of the ISO; however the excess of the fair market value over the exercise price of the shares acquired is an item of adjustment in computing alternative minimum tax of the participant. If a participant sells or otherwise disposes of the shares acquired without satisfying the required minimum holding period, such “disqualifying disposition” will give rise to ordinary income equal to the excess of the fair market value of the shares acquired on the exercise date or, if less, the amount realized upon disqualifying disposition over the participant’s tax basis in the shares acquired. We will ordinarily be entitled to a deduction equal to the amount of the ordinary income resulting from a disqualifying disposition.

Stock Appreciation Rights.  Generally, a participant will not recognize taxable income upon the grant or vesting of a Stock Appreciation Right, or SAR, but will recognize ordinary income upon the exercise of a SAR in an amount equal to the cash amount received upon exercise (if the SAR is cash-settled) or the difference between the fair market value of our common stock received from the exercise of the SAR and the amount, if any, paid by the participant in connection with the exercise of the SAR. The participant will recognize ordinary income upon the exercise of a SAR regardless of whether the shares of our common stock acquired upon the exercise of the SAR are subject to further restrictions on sale or transferability. The participant’s basis in the shares will be equal to the ordinary income attributable to the exercise and the amount, if any, paid in connection with the exercise of the SAR. Upon the exercise of a SAR, we will ordinarily be entitled to a deduction in the amount of the ordinary income recognized by the participant.

Restricted Shares.  A participant generally will not be taxed at the time of a restricted share award but will recognize taxable income when the award vests or otherwise is no longer subject to a substantial risk of forfeiture. The amount of taxable income will be the fair market value of the shares at the time of vesting.

Participants may elect to be taxed at the time of grant by making an election under Section 83(b) of the Code within 30 days of the award date. If a restricted share award subject to the Section 83(b) election is subsequently canceled, no deduction will be allowed for the amount previously recognized as income, and no tax previously paid will be refunded. Unless a participant makes a Section 83(b) election, dividends paid to a participant on shares of an unvested restricted share award will be taxable to the participant as ordinary income. If the participant made a Section 83(b) election, the dividends will be taxable to the participant as dividend income.

We will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant. Unless a participant has made a Section 83(b) election, we will also be entitled to a deduction, for federal income tax purposes, for dividends paid on unvested restricted share awards.

Restricted Share Units.  A participant generally will not be subject to income tax at the time of grant of a restricted share unit award or upon vesting but will recognize taxable income upon receiving shares under the award and any cash that is attributable to dividend equivalents. Restricted share units are subject to the Federal Insurance Contribution Act tax upon vesting. The amount of taxable income will be the fair market value of the shares at the time of issuance. No Section 83(b) election is available for restricted share units.

We will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant. We will also be entitled to a deduction, for federal income tax purposes, for cash dividend equivalent payments, if any, on restricted share units.

Other Equity-Based Awards.  A participant will generally not recognize taxable income on a deferred stock award until shares subject to the award are distributed. The amount of this ordinary income will be the fair market value of the shares of our common stock on the date of distribution. Any dividend equivalents paid on unvested deferred stock awards are taxable as ordinary income when paid to the participant. We will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant. We will also be entitled to a deduction, for federal income tax purposes, on any dividend equivalent payments made to the participant.

A participant will generally recognize taxable income on the grant of unrestricted shares, in an amount equal to the fair market value of the shares on the grant date. We will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Cash Awards.  A participant will generally recognize taxable income upon the payment of a cash award, in an amount equal to the amount of the cash received. We will ordinarily be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Withholding.  To the extent required by law, we will withhold from any amount paid in settlement of an award amounts of withholding and other taxes due or take other action as we deem advisable to enable ourselves to satisfy withholding and tax obligations related to any awards.

2011 Employee stock purchase plan

Background.  We plan to adopt and implement a 2011 employee stock purchase plan designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases will initially be accomplished through participation in discrete monthly offering periods, at purchase prices that are 15% below the closing price for our shares on the last date of the applicable purchase period. Our 2011 employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code, received stockholder approval and will become effective upon consummation of our initial public offering.

Share reserve.  We expect that we will initially reserve 500,000 shares of our common stock for issuance under our 2011 employee stock purchase plan.

Administration.  Our compensation committee will administer our 2011 employee stock purchase plan. Employees who are five percent stockholders, or would become five percent stockholders as a result of their participation in our 2011 employee stock purchase plan, as well as seasonal employees (i.e., less than 5 months per year) and temporary employees (i.e. less than 20 hours per week) are ineligible to participate in our 2011 employee stock purchase plan. We may impose additional restrictions on eligibility as well. Under our 2011 employee stock purchase plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between one percent and 25% of their cash compensation. We will also have the right to amend or terminate our 2011 employee stock purchase plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2011 employee stock purchase plan will terminate on the 10th anniversary of our initial public offering, unless it is terminated earlier by our board of directors.

Purchase rights.  When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period will be automatically granted a non-transferable option to purchase shares in that offering period. Each offering period may run for no more than 27 months and consist of no more than five purchase periods consistent with applicable tax requirements under section 423 of the code. An employee’s participation will automatically end upon termination of employment for any reason.

No participant will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which such right is outstanding. The purchase price for shares of our common stock purchased under our 2011 employee stock purchase plan will initially be 85% of the fair market value of our common stock on the last trading day of each purchase period in the applicable offering period, although our 2011 employee stock purchase plan authorizes the purchase price to be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period. In no event may an employee purchase more than 1,250 shares during a calendar year.

Change in control.  In the event of a corporate transaction (as defined in our 2011 employee stock purchase plan), the offering period for such purchase rights will be shortened and end on a new purchase date immediately prior to the consummation of the corporate transaction, and no new offering period will commence.

Confidentiality, non-competition, non-solicitation and inventions agreement

Each of our named executive officers has entered into a standard form agreement with respect to confidential information, non-competition, non-solicitation and inventions. Among other things, this agreement obligates each employee to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment. Additionally, each employee is subject to certain non-competition and non-solicitation covenants during the course of employment and for a period of one year thereafter.

Certain relationships and related party transactions

We describe below transactions, since our formation (April 3, 2009), in which we are involved as a party or otherwise and:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

STOCK ISSUANCES

Issuance of Class A common stock

On January 13, 2011, we sold an aggregate of 11,214,953 shares of Class A common stock at a price of $5.35 per share for gross proceeds of approximately $60 million, which resulted in net proceeds of $57.1 million. The table below sets forth the number of shares of Class A common stock sold to our directors, executive officers and 5% stockholders and their affiliates.

Number of
	Shares of	Aggregate
	Class A	Purchase
Investor	Common Stock	Price

PTT Chemical International Private Limited(1)(2)(3)	11,214,953	$60,000,000

(1)	Puntip Oungpasuk is one of our directors and is the Executive Vice President of Strategy and International Affairs of PTT Chemical Public Company Limited. PTT Chemical Public Company Limited is the parent corporation of PTT Chemical International Private Limited.

(2)	Narongsak Jivakanun is one of our directors and is the chief executive officer of PTT Chemical International Private Limited.

(3)	Thitipong Jurapornsiridee is one of our directors and is the Vice President of Corporate Finance of PTT Chemical Public Company Limited. PTT Chemical Public Company Limited is the parent corporation of PTT Chemical International Private Limited.

Issuance of Class B common stock

On January 13, 2011, we entered into a Debt Conversion Agreement with certain of our investors holding our 15% secured convertible promissory notes and warrants to purchase shares of our common stock. Pursuant to the agreement, such investors converted the principal and accrued interest of such promissory notes and used a portion of the proceeds from the conversion thereof to purchase shares of common stock pursuant to their warrants at a purchase price of $6.00 per share. The outstanding balance of such notes was used to purchase shares of Class B common stock at a price of $5.35 per share for gross cancellation of debt proceeds of approximately $23 million. The table below sets forth the number of shares of common stock and Class B common stock issued to our directors, executive officers and 5% stockholders and their affiliates upon the conversion of the notes.

		Number of
		Shares of
	Number of	Class B	Amount of
	Shares of	Common	Debt
Investor	Common Stock	Stock	Converted

Entities affiliated with Plainfield Direct LLC(1)(2)	1,007,565	2,846,870	$21,276,144
Norwood LDK, LLC(3)	34,744	50,476	$478,511
Entities affiliated with Itera Ethanol LLC(4)	75,069	147,559	$1,239,857

(1)	Includes 1,007,565 shares of common stock held by Plainfield Finance II LLC and 2,846,870 shares of Class B common stock held by Plainfield Direct LLC. Subsequently, Plainfield Direct LLC transferred its shares of Class B common stock to Plainfield Finance II LLC.

(2)	Keith Carter is one of our directors and is a managing director of Plainfield Asset Management, which is the parent company of each of Plainfield Direct LLC and Plainfield Finance II LLC.

(3)	The managing member of Norwood LDK, LLC is Stephen J. Gatto, the chief executive officer of the company, and the other members of Norwood LDK, LLC are members of Mr. Gatto’s immediate family. At the time of the agreement, Stephen J. Gatto entered into such agreement personally, as Mr. Gatto provided a loan to Norwood LDK, LLC for the purchase of the securities described herein, which will be repaid by Norwood LDK, LLC, and the securities were immediately registered in the name of Norwood LDK, LLC.

(4)	Includes 28,673 shares of common stock held by Itera Ethanol, LLC, 46,396 shares of common stock and 82,942 shares of Class B common stock held by Green Chem Holdings LLC and 64,617 shares of Class B common stock held by Green Chem Second Edition, LLC. Steven Sisselman is one of our directors and is an executive officer of each of Itera Ethanol, LLC Green Chem Holdings LLC and Green Chem Second Edition, LLC.

2010 Bridge financing

In November 2010, we sold secured convertible promissory notes, or the Bridge Notes, to certain of our investors in the aggregate principal amount of $1.7 million. The Bridge Notes accrued interest at a rate of 15% per annum and had a maturity date of November 2015. Payments on the Bridge Notes were deferred until November 2012. In January 2011, in connection with the issuance of Class B common stock and the Debt Conversion Agreement described above, the full principal amount of and accrued but unpaid interest on the Bridge Notes, along with the full principal amount of and accrued but unpaid interest on the other notes of the company outstanding, was first used to purchase an aggregate of 1,117,378 shares of common stock at an exercise price of $6.00 per share, with the remaining balance used to purchase an aggregate of 3,044,905 shares of Class B common stock.

In connection with the Bridge Notes, we issued warrants to purchase an aggregate of 913,100 units of interest at an exercise price of $0.01 per share to the purchasers of the Bridge Notes. Upon our conversion to a corporation in January 2011, the warrants were converted to warrants to purchase shares of our common stock. The warrants may be exercised at any time prior to their respective expiration dates, which are each December 15, 2015.

The table below sets forth the principal amount of the Bridge Notes and the shares of common stock issuable upon the exercise of the related warrants sold to our directors, executive officers and 5% stockholders and their affiliates.

	Shares of
	Common Stock	Aggregate
	Issuable upon	Principal
	the Exercise of	Amount of the
Investor	Warrants	Bridge Notes

Plainfield Direct LLC(1)(2)	639,170	$1,190,000
Green Chem Second Edition LLC(3)(4)	182,620	$340,000
Norwood LDK, LLC(5)(6)	91,310	$170,000

(1)	Keith Carter is one of our directors and is a managing director of Plainfield Asset Management, which is the parent company of Plainfield Direct LLC.

(2)	Subsequently, Plainfield Direct LLC transferred its warrants to Plainfield Finance II LLC, and the warrants were exercised in April 2011 for an aggregate purchase price of $6,391.70.

(3)	Steven Sisselman is one of our directors and is an executive officer of Green Chem Second Edition LLC.

(4)	Green Chem Second Edition LLC exercised its warrants in March 2011 for an aggregate purchase price of $1,826.20.

(5)	The managing member of Norwood LDK, LLC is Stephen J. Gatto, the chief executive officer of the company, and the other members of Norwood LDK, LLC are members of Mr. Gatto’s immediate family. At the time of the agreement, Stephen J. Gatto entered into such agreement personally, as Mr. Gatto provided a loan to Norwood LDK, LLC for the purchase of the securities described herein, which will be repaid by Norwood LDK, LLC, and the securities were immediately registered in the name of Norwood LDK, LLC.

(6)	Norwood LDK, LLC exercised its warrants in March 2011 for an aggregate purchase price of $913.10.

July 2010 financing

In July 2010, we sold secured convertible promissory notes, or the July 2010 Notes, to certain of our investors in the aggregate principal amount of $3.0 million. The July 2010 Notes accrued interest at a rate of 15% per annum and had a maturity date of October 10, 2013. In January 2011, in connection with the issuance of Class B common stock and the Debt Conversion Agreement described above, the full principal amount of and accrued but unpaid interest on the July 2010 Notes, along with the full principal amount of and accrued but unpaid interest on the other notes of the company outstanding, was first used to purchase an aggregate of 1,117,378 shares of common stock at an exercise price of $6.00 per share, with the remaining balance used to purchase an aggregate of 3,044,905 shares of Class B common stock.

The table below sets forth the principal amount of the July 2010 Notes sold to our directors, executive officers and 5% stockholders and their affiliates.

Aggregate
Principal
Amount of the
July 2010
Investor	Notes

Plainfield Direct LLC(1)	$2,575,000
Green Chem Holdings LLC(2)	$300,000
Norwood LDK, LLC(3)	$125,000

(1)	Keith Carter is one of our directors and is a managing director of Plainfield Asset Management, which is the parent company of Plainfield Direct LLC.

(2)	Steven Sisselman is one of our directors and is an executive officer of Green Chem Second Edition, LLC.

(3)	The managing member of Norwood LDK, LLC is Stephen J. Gatto, the chief executive officer of the company, and the other members of Norwood LDK, LLC are members of Mr. Gatto’s immediate family. At the time of the agreement, Stephen J. Gatto entered into such agreement personally, as Mr. Gatto provided a loan to Norwood LDK, LLC for the purchase of the securities described herein, which will be repaid by Norwood LDK, LLC, and the securities were immediately registered in the name of Norwood LDK, LLC.

February 2010 financing

In February 2010, we sold secured convertible promissory notes, or the February 2010 Notes, to certain of our investors in the aggregate principal amount of $5.0 million. The February 2010 Notes accrued interest at a rate of 15% per annum and had a maturity date of October 10, 2013. In January 2011, in connection with the issuance of Class B common stock and the Debt Conversion Agreement described above, the full principal amount of and accrued but unpaid interest on the February 2010 Notes, along with the full principal amount of and accrued but unpaid interest on the other notes of the company outstanding, was first used to purchase an aggregate of 1,117,378 shares of common stock at an exercise price of $6.00 per share, with the remaining balance used to purchase an aggregate of 3,044,905 shares of Class B common stock.

In connection with the February 2010 Notes, we exchanged warrants to purchase units of interest which we had previously issued to our investors at exercise prices of $10.00 per share and $13.00 per share, for warrants to purchase units of interest at an exercise price of $6.00 per share. In addition, we issued new warrants to purchase an aggregate of 37,744 shares of units of interest at an exercise price of $6.00 per share. Upon our conversion to a corporation in January 2011, the warrants were converted to warrants to purchase shares of our common stock. The warrants may be exercised at any time prior to their respective expiration dates, which are August 15, 2015.

In accordance with the note purchase agreement entered into in connection with the issuance of the February 2010 Notes, Norwood LDK, LLC was required to forfeit a portion of its units of interest until such time as a qualified investor acknowledged that its customary due diligence condition had been met with respect to a potential equity financing. Norwood LDK, LLC forfeited 267,864 units of interest to the investors in the notes in proportion to their ownership interest in the February 2010 Notes pursuant to this provision of the note purchase agreement.

The table below sets forth the principal amount of the February 2010 Notes and the shares of common stock issuable upon the exercise of the related warrants sold to our directors, executive officers and 5% stockholders and their affiliates.

	Shares of	Aggregate
	Common Stock	Principal
	Issuable upon	Amount of the
	the Exercise of	February
Investor	Warrants	2010 Notes

Plainfield Direct LLC(1)(2)	1,007,565	$4,350,000
Entities affiliated with Itera Ethanol, LLC(3)(4)	46,568	$500,000
Norwood LDK, LLC(5)(6)	34,744	$150,000

(1)	Keith Carter is one of our directors and is a Managing Director of Plainfield Asset Management, which is the parent company of Plainfield Direct LLC.

(2)	Subsequently, Plainfield Direct LLC transferred its warrants to Plainfield Finance II LLC, and the warrants were exercised in January 2011 pursuant to the Debt Conversion Agreement

(3)	Includes 22,818 warrants and a note in the principal amount of $350,000 held by Green Chem Holdings LLC and 23,750 warrants and a note in the principal amount of $150,000 held by Itera Ethanol, LLC. Steven Sisselman is one of our directors and is an executive officer of Green Chem Holdings LLC and Itera Ethanol, LLC.

(4)	Green Chem Holdings LLC exercised its warrants in January 2011 pursuant to the Debt Conversion Agreement. Itera Ethanol, LLC exercised all but 1,922 of its warrants in January 2011 pursuant to the Debt Conversion Agreement.

(5)	The managing member of Norwood LDK, LLC is Stephen J. Gatto, the chief executive officer of the company, and the other members of Norwood LDK, LLC are members of Mr. Gatto’s immediate family. At the time of the agreement, Stephen J. Gatto entered into such agreement personally, as Mr. Gatto provided a loan to Norwood LDK, LLC for the purchase of the securities described herein, which will be repaid by Norwood LDK, LLC, and the securities were immediately registered in the name of Norwood LDK, LLC.

(6)	The warrants issued hereunder were exercised in January 2011 pursuant to the Debt Conversion Agreement.

November 2009 financing

In November 2009, we sold secured convertible promissory notes, or the November 2009 Notes, to Plainfield Direct LLC in the principal amount of $2.0 million. The November 2009 Notes accrued interest at a rate of 15% per annum and had a maturity date of October 10, 2013. In January 2011, in connection with the issuance of Class B common stock and the Debt Conversion Agreement described above, the full principal amount of and accrued but unpaid interest on the November 2009 Notes, along with the full principal amount of and accrued but unpaid interest on the other notes of the company outstanding, was first used to purchase an aggregate of 1,117,378 shares of common stock at an exercise price of $6.00 per share, with the remaining balance used to purchase an aggregate of 3,044,905 shares of Class B common stock.

The table below sets forth the principal amount of the November 2009 Notes sold to our directors, executive officers and 5% stockholders and their affiliates.

Aggregate
Principal
Amount of the
November 2009
Investor	Notes

Plainfield Direct LLC(1)	$2,000,000

(1)	Keith Carter is one of our directors and is a Managing Director of Plainfield Asset Management, which is the parent company of Plainfield Direct LLC.

October 2009 financing

In October 2009, we sold secured convertible promissory notes, or the October 2009 Notes, to Plainfield Direct LLC in the principal amount of $2.0 million. The October 2009 Notes accrued interest at a rate of 15% per annum and had a maturity date of October 10, 2013. In January 2011, in connection with the issuance of Class B common stock and the Debt Conversion Agreement described above, the full principal amount of and accrued but unpaid interest on the October 2009 Notes, along with the full principal amount of and accrued but unpaid interest on the other notes of the company outstanding, was first used to purchase an aggregate of 1,117,378 shares of common stock at an exercise price of $6.00 per share, with the remaining balance used to purchase an aggregate of 3,044,905 shares of Class B common stock.

The table below sets forth the principal amount of the October 2009 Notes sold to our directors, executive officers and 5% stockholders and their affiliates.

Aggregate
Principal
Amount of the
October 2009
Investor	Notes

Plainfield Direct LLC(1)	$2,000,000

(1)	Keith Carter is one of our directors and is a Managing Director of Plainfield Asset Management, which is the parent company of Plainfield Direct LLC.

Predecessor Notes

In July 2009, our Predecessor Company transferred certain of its assets to us. At such time, we entered into a Transfer, Assignment and Assumption Agreement pursuant to which we assumed certain promissory notes in the aggregate principal amount of $5.5 million of the Predecessor Company issued to Plainfield Direct LLC, or the Predecessor Notes. The Predecessor Notes accrued interest at a rate of 15% per annum and had a maturity date of October 10, 2013. In January 2011, in connection with the issuance of Class B common stock and the Debt Conversion Agreement described above, the full principal amount of and accrued but unpaid interest on the October 2009 Notes, along with the full principal amount of and accrued but unpaid interest on the other notes of the company outstanding, was first used to purchase an aggregate of 1,117,378 shares of common stock at an exercise price of $6.00 per share, with the remaining balance used to purchase an aggregate of 3,044,905 shares of Class B common stock.

The table below sets forth the principal amount of the Predecessor Notes sold to our directors, executive officers and 5% stockholders and their affiliates.

Aggregate
Principal
Amount of the
Predecessor
Investor	Notes

Plainfield Direct LLC(1)	$5,500,000

(1)	Keith Carter is one of our directors and is a Managing Director of Plainfield Asset Management, which is the parent company of Plainfield Direct LLC.

Acquisition of Myriant LP LLC

In July 2009, we purchased all of the issued and outstanding units of Myriant LP LLC (then known as Bionol Lake Providence, LLC) from certain of our investors in exchange for 1,000,001 of our membership interests, which were converted into an equivalent number of shares of our common stock upon our conversion to a corporation.

The table below sets forth the number of shares of our common stock issued to our directors, executive officers and 5% stockholders and their affiliates.

Number of
Shares of
Investor	Common Stock

Plainfield Finance II LLC(1)	596,702
Itera Ethanol LLC(2)	77,491
Rudy E. Fogleman, Jr.	14,145

(1)	Keith Carter is one of our directors and is a Managing Director of Plainfield Asset Management, which is the parent company of Plainfield Finance II LLC.

(2)	Steven Sisselman is one of our directors and is the Executive Vice President and Chief Operating Officer of Itera International Energy Corp. and Itera USA, Inc., which are each affiliated with Itera Ethanol LLC.

Warrant Issuance Agreement

In connection with the separation of our business from the Predecessor Company, we issued warrants to purchase an aggregate of 766,437 units of interest at an exercise price of $10.00 per unit to certain of our investors. Upon our conversion to a corporation in January 2011, the warrants were converted to warrants to purchase shares of our common stock. The warrants may be exercised at any time prior to their respective expiration dates, which are August 15, 2015.

The table below sets forth the number of shares of our common stock issuable upon the exercise of warrants issued to our directors, executive officers and 5% stockholders and their affiliates.

Shares of
Common Stock
Issuable upon
the Exercise of
Investor	Warrants

Plainfield Finance II LLC(1)(2)	584,488
Itera Ethanol LLC(3)(4)	92,203

(1)	Keith Carter is one of our directors and is a Managing Director of Plainfield Asset Management, which is the parent company of Plainfield Finance II LLC.

(2)	In connection with the February 2010 Notes, the exercise price of the warrants issued hereunder was amended to $6.00 per share. In connection with the Debt Conversion Agreement described above, these warrants were exercised at an exercise price of $6.00 per share.

(3)	Steven Sisselman is one of our directors and is the Executive Vice President and Chief Operating Officer of Itera International Energy Corp. and Itera USA, Inc., which are each affiliated with Itera Ethanol LLC.

(4)	In connection with the February 2010 Notes, the exercise price of the warrants issued hereunder was amended to $6.00 per share. In connection with the Debt Conversion Agreement described above, all but 1,922 of the shares were issued to Itera Ethanol LLC at an exercise price of $6.00 per share.

Additionally, we issued warrants to purchase an aggregate of 423,077 units of interest at an exercise price of $13.00 per share to Plainfield Finance II LLC. Upon our conversion to a corporation in January 2011, the warrants were converted to warrants to purchase shares of our common stock. The warrants may be exercised at any time prior to their respective expiration dates, which are August 15, 2015.

The table below sets forth the number of shares of our common stock issuable upon the exercise of warrants issued to our directors, executive officers and 5% stockholders and their affiliates.

Shares of
Common Stock
Issuable upon
the Exercise of
Investor	Warrants

Plainfield Finance II LLC(1)(2)	423,077

(1)	Keith Carter is one of our directors and is a Managing Director of Plainfield Asset Management, which is the parent company of Plainfield Finance II LLC.

(2)	In connection with the February 2010 notes, the exercise price of the warrants issued hereunder was amended to $6.00 per share. In connection with the Debt Conversion Agreement described above, these warrants were exercised at an exercise price of $6.00 per share.

Contribution and Exchange Agreement

In July 2009, in connection with the separation of our business from the Predecessor Company, the members of the Predecessor Company were issued our units of interest in exchange for an equivalent number of units of interest of the Predecessor Company. Immediately thereafter, we made a distribution of the units of interest of the Predecessor Company to our members. Upon our conversion to a corporation in January 2011, the units were converted to an equivalent number of shares of our common stock.

The table below sets forth the number of shares of our common stock issued to our directors, executive officers and 5% stockholders and their affiliates.

Number of
Shares of
Investor	Common Stock

Norwood LDK, LLC(1)	3,348,306
Plainfield Finance II LLC(2)	1,027,891
Itera Ethanol LLC(3)	404,397
Rudy E. Fogleman, Jr.	29,371
Joseph P. Glas	29,371
Samuel G. McConnell	29,371

(1)	Stephen J. Gatto is the managing member of Norwood LDK, LLC and he and his immediate family are the only members thereof. Mr. Gatto is also the chief executive officer of the company.

(2)	Keith Carter is one of our directors and is a Managing Director of Plainfield Asset Management, which is the parent company of Plainfield Finance II LLC.

(3)	Steven Sisselman is one of our directors and is the Executive Vice President and Chief Operating Officer of Itera International Energy Corp. and Itera USA, Inc., which are each affiliated with Itera Ethanol LLC.

MANAGEMENT SERVICE AGREEMENT

In February 2008, the Predecessor Company entered into an Administrative Services and Construction Management Agreement and an Operations and Maintenance Agreement, or Services Agreements, with Bionol Clearfield LLC, a wholly owned subsidiary of BioEnergy Holding LLC, or Holding. Pursuant to the agreements, the Predecessor Company was required to provide certain services including general services (day-to-day management), provide personnel for general services, bookkeeping and accounting services, preparation and distribution of financial reports, ensure compliance with financing documents and project documents, maintain insurance, obtain any permits required, marketing services and construction related services.

In July 2009, concurrent with the transfer of the biochemicals business to us, the Services Agreements were subcontracted to us through the Administrative Services, Construction Management, Operations and Maintenance Subcontract, or Management Services Agreement, pursuant to which the Predecessor Company would pay us up to $3,900,000 annually to perform all of the services described above. This fee represented fair market value for the services. In January 2011, the Management Service Agreement was terminated.

The Predecessor Company recognized related party revenues totaling $267,318 and $3,387,926 for the period from January 1, 2009 to July 15, 2009 and the year ended December 31, 2008, respectively. We recognized revenues of $2,519, $600,166, $3,557,575 and $3,560,094 under this arrangement for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and for the period from inception to March 31, 2011 (unaudited). No revenues were recognized in 2009.

Amounts due from related parties at March 31, 2011 (unaudited), December 31, 2010 and 2009 under this agreement were $30,412, $87,439 and $1,116,188, respectively.

ARRO BUILDING SERVICES AND STEVEN G. MACK

In August 2010, we entered into an independent contractor agreement with Arro Building Services, pursuant to which Arro Building Services will assist the company in its expected transition to a new office facility. Arro Building Services is responsible for interfacing with the company’s current real estate companies, visiting potential real estate sites, lease negotiations, logistics and other duties on an as needed or as requested basis. Additionally, Arro Building Services is responsible for all facilities management at the company’s corporate headquarters and laboratory facility. Arro Building Services is entitled to receive $10,000 per month in its capacity as a consultant. The Predecessor Company paid Arro Building Services $179,034 and $115,432 in 2008 and 2009, respectively for such services. The company paid Arro Building Services $84,326 and $148,610 in 2009 and 2010, respectively, and has paid Arro Building Services $57,583 to date in 2011. The president of Arro Building Services is Steven G. Mack, who is a former director of the company. Biomac, LLC, a stockholder of the company, is owned by Mr. Mack.

CLEAR CREEK CAPITAL AND NEAL ROY

In October 2010, we entered into a consulting agreement with Clear Creek Capital, LLC, or Clear Creek, pursuant to which we retained Clear Creek to render consulting services for us in connection with the construction, ownership and operation of the Louisiana Plant. Pursuant to this agreement, Clear Creek’s services include assisting us in identifying, pursuing, structuring and executing government programs, loan guarantees, grants or other incentives, meeting with our development partners and third-party consultants, recommending and working with professional services firms as required and evaluating documentation with respect to contracts, permits and other matters as we request. In consideration for these services, we have agreed to pay Clear Creek a fee not to exceed an aggregate of $250,000 upon the achievement of certain milestones. In addition, Clear Creek will be entitled to additional placement fees upon obtaining certain government loans and tax credits for the company. The company paid Clear Creek $21,250 in April 2011 and $25,000 in May 2011 with respect to its assistance with services rendered in connection with our application for a loan guarantee under the U.S. Department of Agriculture’s Rural Development Business & Industry Loan Guarantee program. Neal Roy is a managing director of Clear Creek. Mr. Roy formerly served as a director of the company. In addition, Mr. Roy is a stockholder of the company. The company paid Neal Roy $11,163 and $14,885 in December 2010 and March 2011, respectively, for his travel to Thailand in connection with negotiations with PTT Chemical International Private Limited over its January 2011 investment in the company, and $5,246 for board meetings and miscellaneous travel expenses in 2010.

JEFFREY GATTO CONSULTING AGREEMENT

On July 13, 2010, we entered into a consulting agreement with Jeffrey Gatto, pursuant to which he would provide consulting services with respect to the construction of our Louisiana Plant. Mr. Jeffrey Gatto was entitled to receive $5,000 per month and 2,799 shares of common stock as compensation in his capacity as a consultant, with the opportunity to receive additional shares of common stock upon reaching certain milestones. Mr. Jeffrey Gatto is the brother of Stephen J. Gatto, the chief executive officer of the company. The board of directors approved this transaction on September 14, 2010. On December 22, 2010, the board of directors approved the hiring of Mr. Jeffrey Gatto as Senior Vice President, Engineering and Operations, conditioned upon Mr. Jeffrey Gatto entering into an employment agreement with the company. Mr. Jeffery Gatto entered into such employment agreement on March 29, 2011, which supersedes the consulting agreement.

OTHER TRANSACTIONS

We have entered into employment and offer letter agreements with certain of our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see “Executive Compensation — Employment Agreements.”

We have granted stock options and restricted stock to our executive officers and certain of our directors. For a description of these equity grants, see “Executive Compensation — Grants of Plan-Based Awards in 2010 Table.”

We have entered into indemnification agreements with our directors and will enter into indemnification agreements with our new directors before the completion of this offering. See “Description of capital stock — Limitation on Liability and Indemnification Matters.”

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Principal stockholders

The following table sets forth information about the beneficial ownership of our common stock as of March 31, 2011, by:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer and each director; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Myriant Corporation, 1 Pine Hill Drive, Batterymarch Park II, Suite 301, Quincy, MA 02169. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have calculated the percentage of beneficial ownership prior to and after the offering based on 23,393,678 shares of common stock outstanding in the March 31, 2011 Pro Forma and assuming the conversion of all of our Class A common stock and Class B common stock into an aggregate of 14,259,858 shares of our common stock upon the completion of this offering, the Warrant Exercise and no exercise of the underwriters’ overallotment option.

	Number of Shares		Percentage of Shares
	Beneficially Owned		Beneficially Owned
	Prior to the	After the	Prior to the	After the
Name and Address of Beneficial Owner	Offering	Offering	Offering	Offering

5% Stockholders:
PTT Chemical International Private Limited(1)	11,214,953		47.9%
Entities affiliated with Plainfield(2)	6,351,240		26.4%
Norwood LDK, LLC(3)	3,241,569		13.9%
Named executive officers and directors:
Stephen J. Gatto(4)	3,411,229		14.5%
A. Cenan Ozmeral(5)	155,718		*
Ralph A. Tapia(6)	25,389		*
Samuel McConnell(7)	61,910		*
Rudy E. Fogleman, Jr.(8)	64,290		*
Puntip Oungpasuk(9)	—		—
Narongsak Jivakanun(10)	—		—
Thitipong Jurapornsiridee(9)	—		—
Steven Sisselman(11)	851,784		3.6%
Keith Carter(12)	—		—
All executive officers and directors as a group (12 persons)(13)	4,688,393		20.0%

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	The address for PTT Chemical International Private Limited is 391B Orchard Road, #15-05/08, Ngee Ann City Tower B, Singapore 238874.

(2)	Includes 3,504,370 shares held by Plainfield Finance II LLC and 2,846,870 shares held by Plainfield Direct LLC. The address for each entity is c/o Plainfield Asset Management LLC, 333 Ludlow Street, Stamford, CT 06902. Includes 639,170 shares held by Plainfield Finance II LLC issued upon the exercise of its common stock warrants on April 12, 2011.

(3)	Stephen J. Gatto is the managing member of Norwood LDK, LLC and the chief executive officer of the company.

(4)	Includes 3,241,569 shares held by Norwood LDK, LLC, of which Stephen J. Gatto is the managing member and he and his immediate family are the sole members and he has the ability to direct the disposition and voting of such shares and includes 169,660 shares issuable pursuant to the exercise of an option to purchase common stock.

(5)	Includes 114,666 shares, of which 82,444 are currently subject to a right of forfeiture, and includes 41,052 shares issuable pursuant to the exercise of an option to purchase common stock.

(6)	Includes 25,389 shares issuable pursuant to the exercise of an option to purchase common stock.

(7)	Includes 17,853 shares issuable pursuant to the exercise of an option to purchase common stock.

(8)	Includes 20,233 shares issuable pursuant to the exercise of an option to purchase common stock.

(9)	Excludes 11,214,953 shares beneficially owned by PTT Chemical International Private Limited. Ms. Oungpasuk and Mr. Jurapornsiridee are employed by PTT Chemical Public Company Limited or its affiliates and do not have any voting or dispositive power with respect to such shares. Ms. Oungpasuk serves as a director of PTT Chemical International Private Limited.

(10)	Excludes 11,214,953 shares beneficially owned by PTT Chemical International Private Limited. Mr. Jivakanun is the chief executive officer of PTT Chemical International Private Limited, however the voting and dispositive power of the shares held by PTT Chemical International Private Limited is held by its board of directors. Mr. Jivakanun is not a member of the board of directors of PTT Chemical International Private Limited.

(11)	Includes 373,784 shares beneficially owned by Itera Ethanol LLC, which includes 1,922 shares issuable pursuant to the exercise of a warrant at an exercise price of $6.00 per share, 230,762 shares beneficially owned by Green Chem Holdings, LLC and 247,238 shares beneficially owned by Green Chem Second Edition LLC. Mr. Sisselman is the president of each of Itera Ethanol, LLC, Green Chem Holdings, LLC and Green Chem Second Edition LLC and has the ability to direct the voting or disposition of such shares.

(12)	Excludes 3,504,370 shares beneficially owned by Plainfield Finance II LLC and 2,846,870 shares beneficially owned by Plainfield Direct LLC. Mr. Carter is a Managing Director of Plainfield Asset Management, which is the parent company of each of Plainfield Direct LLC and Plainfield Finance II LLC, however Mr. Carter does not have any voting or disposition power with respect to such shares.

(13)	See footnotes 3 through 8 and 11. Also includes 44,057 shares and 8,210 shares issuable pursuant to the exercise of an option to purchase common stock held by Joseph P. Glas and 109,047 shares (of which 75,000 are currently subject to a right of forfeiture) held by Jeffrey Gatto.

Description of capital stock

GENERAL

Upon the completion of this offering, we will have authorized under our second amended and restated certificate of incorporation 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. The following information gives effect to the filing of our second amended and restated certificate of incorporation upon completion of the offering.

As of June 27, 2011, there were outstanding:

•	23,580,169 shares of our common stock held by approximately 40 stockholders (assuming the conversion of all of our Class A common stock and Class B common stock into an aggregate of 14,259,858 shares of our common stock upon the completion of this offering);

•	506,250 shares issuable under the restricted stock units granted subject to vesting conditions under the 2011 Omnibus Incentive Plan;

•	1,162,043 shares of our common stock issuable upon exercise of outstanding stock options; and

•	166,021 shares of our common stock issuable upon exercise of outstanding warrants.

The following description of our capital stock and provisions of our second amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering are summaries. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering. Currently, there is no established public trading market for our common stock.

COMMON STOCK

Dividends

Subject to preferences that may be applicable to any then-outstanding convertible common stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

PREFERRED STOCK

Upon the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

WARRANTS

The company has issued warrants to purchase shares of its common stock at an exercise price of $6.00 per share, or the $6 Warrants, to Itera Ethanol LLC and Specialty Chemicals LLC. The company has issued warrants to purchase shares of its common stock at an exercise price of $10.00 per share, or the $10 Warrants, to NGP Capital Resources Company and Camulos BioEnergy Partners LLC. The $6 Warrants and the $10 Warrants have substantially similar terms, with the exception of the exercise price. The $6 Warrants and the $10 Warrants expire on August 15, 2015. Investors holding the $6 Warrants or the $10 Warrants have the option to exercise such warrants at any time upon payment of the exercise price in cash. In the event of an initial public offering meeting certain pricing requirements, the investors holding the $6 Warrants and the $10 Warrants will be obligated to exercise these warrants. Under the terms of each such warrant, if the price per share of our common stock in a fully underwritten, firm commitment public offering exceeds 1.5 times the exercise price of the warrants, the investor will be obligated to exercise such warrants. The $6 Warrants and the $10 Warrants were issued to the investors named above in connection with the separation of our business from the Predecessor Company. Pursuant to the February 2010 financing, described herein, the warrants issued to Itera Ethanol LLC and Specialty Chemicals LLC were amended to provide for an exercise price of $6.00 per share, rather than $10.00 per share, in consideration for such investors’ participation in the February 2010 financing.

The company has also issued warrants to purchase shares of its common stock at an exercise price of $13.00 per share, or the $13 Warrants, to Access Shipping Limited Partnership, or Access Shipping. The $13 Warrants have substantially similar terms to the $6 Warrants and the $10 Warrants, with the exceptions noted herein. The $13 Warrants expire on September 14, 2014. There is no automatic exercise provision of the $13 Warrants. Access Shipping has the option to exercise the $13 Warrants on a cashless basis, whereby Access Shipping may notify the company that it wishes to exercise all or any portion of the $13 Warrants. The company will issue that number of shares of common stock equal to the number of warrant shares exercised multiplied by the difference of the then-current market price and the exercise price, divided by the then-current market price.

The following table sets forth information about outstanding warrants to purchase shares of our common stock as of March 31, 2011 (excluding warrants exercisable for 639,170 shares of common stock that were exercised on April 12, 2011).

	Maximum	Exercise
	Number of	Price per	Expiration
Class of Stock	Shares	Share ($)	Date

Common	17,134	$6.00	August 15, 2015
Common	89,656	$10.00	August 15, 2015
Common	59,231	$13.00	September 14, 2014

REGISTRATION RIGHTS

We are party to an investors’ rights agreement which provides that holders of 21,285,762 shares of our common stock, including shares of common stock issuable upon the conversion of our convertible Class A common stock and Class B common stock in connection with this offering, and shares of common stock issuable upon the exercise of outstanding warrants and options, have the right in specified circumstances to require us to register their shares under the Securities Act for resale to the public. These shares are referred to as registrable securities.

Set forth below is a summary of the registration rights held by holders of registrable securities pursuant to this agreement.

Demand registration

Beginning on the earlier of 180 days after the completion of this offering and January 13, 2014, the holders of at least 30% of the outstanding registrable securities can request that we file a registration statement under the Securities Act in order to register all or any part of the registrable securities held by such holders, subject to certain conditions and limitations. We are not required to make any such registration if we have previously effected two such registrations on behalf of the holders of registrable securities. The aggregate registrable securities requested to be registered pursuant to such request must have an anticipated aggregate public offering price, net of underwriting discounts and commissions, of at least $10 million.

If our board of directors believes in good faith that it would be materially detrimental to us and our stockholders to proceed with a registration at the time the demand is made, we may delay the registration once in any 12-month period for a period not to exceed 90 days. Also, if the holders of registrable securities requesting registration request that the shares be offered for distribution through an underwriting, the number of registrable securities to be registered may be reduced upon the advice of the underwriters for the offering and the number of registrable securities to be registered shall be allocated among such holders of registrable securities; provided that shares of such holders of registrable securities shall not be reduced unless all other shares are first entirely excluded from the underwriting.

Piggyback registration

Subject to certain limitations, holders of registration rights pursuant to the investors’ rights agreement have unlimited rights to request that their registrable securities be included in any registration of our common stock that we initiate.

The holders of registration rights have waived their rights to include any of their registrable securities in this offering.

Form S-3 registration

After we have qualified for registration on Form S-3, which will not occur until at least 12 months after we have become a publicly-reporting company, the holders of at least 20% of the outstanding registrable securities may request in writing that we effect registration of its or their shares on Form S-3, provided that the offering proceeds of the shares proposed to be registered on behalf of our stockholders, net of underwriting discounts and commissions, in each registration is at least $1 million.

If our board of directors believes in good faith that it would be materially detrimental to us and our stockholders to proceed with a registration at the time the demand is made, we may delay the registration once in any 12-month period for a period not to exceed 90 days. In addition, we are not required to make any registration on Form S-3 under the investors’ rights agreement if we have effected two registrations pursuant to the Form S-3 registration rights on behalf of the holders of registrable securities within 12 months prior to the request.

Transferability

The registration rights are generally transferable to any transferee who acquires at least 500,000 shares of registrable securities from the transferor.

Expenses

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions. We are also required to bear the reasonable fees and expenses, not to exceed $35,000, of one counsel for the selling stockholders in each registration.

ANTI-TAKEOVER PROVISIONS

Second amended and restated certificate of incorporation and bylaws to be in effect upon the completion of this offering

Our second amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our second amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of the stockholders and not by a consent in writing, and that only our board of directors may call a special meeting of the stockholders.

Our second amended and restated certificate of incorporation will require a 66 2/3% stockholder vote for the adoption, amendment or repeal of any provision of our amended and restated bylaws and for the amendment or repeal of certain provisions of our second amended and restated certificate of incorporation relating to the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

Our second amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our second amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our second amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of nonmonetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to enter into indemnification agreements with our directors, officers, employees and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our second amended and restated certificate of incorporation and amended and restated bylaws, we have entered into indemnification agreements with certain of our directors and officers, and will enter into new indemnification agreements with each of our current directors, officers and certain employees before the completion of this offering. These agreements provide for the indemnification of our directors, officers and certain employees for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these provisions in our second amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us. This description of the indemnification provisions of our second amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our second amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

THE NASDAQ GLOBAL MARKET LISTING

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the trading symbol “MYRT”.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare Limited.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of March 31, 2011 and the issuance of 639,170 shares of common stock upon the exercise of common stock warrants on April 12, 2011, upon completion of this offering,           shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, the conversion of all of our Class A common stock and Class B common stock into an aggregate of 14,259,858 shares of our common stock upon the completion of this offering, and no exercise of options or warrants after March 31, 2011 (other than the warrant exercise described above). All of the shares sold by us in this offering will be freely tradable unless purchased by our affiliates. Of the remaining 23,393,678 shares of common stock outstanding after this offering,           will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 under the Securities Act.

RULE 144

In general, under Rule 144 of the Securities Act, as in effect on the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted stock for at least six months, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, shares immediately after this offering (or shares if the underwriters’ option to purchase additional shares is exercised in full); or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Sales pursuant to Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. A person (or persons whose shares are aggregated) who is not deemed to be an affiliate of ours for 90 days preceding a sale, and who has beneficially owned restricted stock for at least one year is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Rule 144 will not be available to any stockholders until we have been subject to the reporting requirements of the Exchange Act for 90 days.

RULE 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

LOCK-UP AGREEMENTS

We, along with our directors, executive officers and all of our other holders of 1% or more of our common stock, on an as-converted and as-exercised basis, have agreed that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, subject to specified exceptions. UBS Securities LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 15 calendar days plus three business days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the date that is 15 calendar days plus three business days after the date on which the issuance of the release or the material news or material event occurred, unless such extension is waived, in writing, by UBS Securities LLC on behalf of the underwriters.

The restrictions set forth above do not apply to certain issuances by us and certain transfers by our stockholders, which are described in “Underwriting — No Sales of Similar Securities.”

STOCK PLANS

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2011 Omnibus Incentive Plan and our 2011 employee stock purchase plan. This registration statement will become effective immediately upon filing, and shares covered by the registration statement of which this prospectus is a part will upon their issuance be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Management — Employee Benefit and Stock Plans.”

Material United States federal income and estate tax consequences to non-U.S. holders

The following is a summary of material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all of the potential U.S. federal income and estate tax consequences relating thereto, nor does it address any gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, or may be subject to different interpretation, resulting in U.S. federal income and estate tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	U.S. expatriates or former long-term residents of the U.S.;

•	partnerships and their partners;

•	real estate investment trusts;

•	regulated investment companies;

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	banks, insurance companies, or other financial institutions;

•	brokers, dealers, or traders in securities, commodities or currencies;

•	tax-exempt organizations;

•	retirement plans;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a straddle, hedge, conversion transaction, constructive sale, or other integrated transaction; or

•	persons who have acquired our common stock as compensation or otherwise in connection with the performance of services.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS.

DEFINITION OF NON-U.S. HOLDER

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and all substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we urge you to consult your tax advisor.

DISTRIBUTIONS ON OUR COMMON STOCK

If we make cash or other property distributions on our common stock, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Gain on Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the U.S., and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) and must update such form periodically.

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the U.S., unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

GAIN ON DISPOSITION OF OUR COMMON STOCK

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, in the case of a non-U.S. holder otherwise eligible for the benefits of an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.;

•	the non-U.S. holder is an individual present in the U.S. for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the disposition or (ii) the non-U.S. holder’s holding period for our common stock. We will be a USRPHC if the fair market value of our U.S. real property interests equals or exceeds 50% of the fair market value of our (A) U.S. real property interests, (B) foreign real property interests, and (C) other assets which are used or held for use in a trade or business.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax (but not the Medicare contribution tax for taxable years beginning after December 31, 2012) on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the U.S. Further, non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain described solely in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.).

With respect to gain described in the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes. Even if we become a USRPHC, however, so long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests in the hands of a non-U.S. holder only if the non-U.S. holder actually or constructively holds more than 5% of our common stock during the applicable period that is specified in the Code.

Non-U.S. holders are urged to consult any applicable income tax treaties that may provide for different rules.

FEDERAL ESTATE TAX

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of tax withheld, if any, with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available by the IRS under a specific treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding at the current rate of 28% may apply to distribution payments to a non-U.S. holder of our common stock and information reporting and backup withholding at the same rate may apply to the payments of the proceeds of a sale of our common stock within the U.S. or through certain U.S.-related financial intermediaries, unless the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we have or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

RECENT LEGISLATIVE DEVELOPMENTS

Recently enacted legislation will generally require, for payments made after December 31, 2012, withholding at a rate of 30% on dividends in respect of, and gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to accounts or interests in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. The recently enacted legislation requires the Secretary of the Treasury to coordinate the withholding rules of the new legislation and the withholding rules of other provisions of the Code (such as the withholding rules discussed above under “— Distributions on Our Common Stock” and “— Information Reporting and Backup Withholding”). Furthermore, although there can be no assurances in this regard, it is possible that if a beneficial owner of a payment is entitled to treaty benefits and the recently enacted legislation results in withholding that overly-taxes the beneficial owner, the beneficial owner may be eligible for a credit or refund, provided the beneficial owner complies with procedures to be established by the Secretary of the Treasury. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Piper Jaffray & Co. are acting as joint book-running managers of this offering and as the representatives of the underwriters. Morgan Joseph TriArtisan LLC is acting as co-manager of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares

UBS Securities LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Piper Jaffray & Co.
Morgan Joseph TriArtisan LLC

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters and other securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of           additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of           percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to           additional shares.

	No Exercise	Full Exercise

Per share	$	$

Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $      million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, the holders of all of our outstanding shares of common and preferred stock and the holders of all of our currently outstanding common stock warrants have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock, except in the circumstances described below. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all the securities from these lock-up agreements.

The restrictions set forth above shall not apply to our issuance of shares of our common stock described below:

•	the issuance by us of shares of common stock upon the exercise of options or warrants disclosed as outstanding in this prospectus;

•	the issuance to employees or directors of restricted stock grants not vesting during, or stock options not exercisable during, the lock-up period pursuant to stock plans described in this prospectus;

•	the filing of registration statements on Form S-8 relating to shares of our common stock that may be issued pursuant to stock plans described in this prospectus; and

•	the issuance by us of up to 10% of the number of shares of common stock outstanding immediately after the completion of this offering in connection with any acquisition or strategic investment, provided that the recipient of these shares executes a lock-up agreement for the remainder of the lock-up period.

The restrictions set forth above shall not apply to the following types of transfers of shares of our common stock, or securities convertible into or exchangeable or exercisable for our common stock, by any of our directors, executive officers or the holders of our shares or warrants in the following circumstances:

•	a bona fide gift or gifts, or transfers made to a former spouse pursuant to a qualified domestic relations order, provided that the recipient thereof executes a lock-up agreement for the remainder of the lock-up period;

•	a disposition to any trust for the direct or indirect benefit of the holder and/or the holder’s immediate family, provided, that (i) the disposition does not involve a disposition for value and (ii) the trust executes a lock-up agreement for the remainder of the lock-up period;

•	in the case of a corporation, limited liability company or partnership, a transfer to a wholly-owned subsidiary thereof, or to the direct or indirect stockholders, members or partners or other affiliates thereof; provided, that (i) the transfer does not involve a disposition for value, (ii) the transferee executes a lock-up agreement for the remainder of the lock-up period, and (iii) no filing pursuant to Section 16 of the Exchange Act is required nor will such a filing be made as a result of the transfer;

•	transfers that occur by will or other testamentary document or by the rules of intestate succession upon the death of a locked-up party, provided that no filing pursuant to Section 16 of the Exchange Act is required or will be made as a result of the transfer; and

•	the disposition of shares of common stock acquired in open market transactions after the offering; provided that no filing pursuant to Section 16 of the Exchange Act is required or will be made as a result of the disposition.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ GLOBAL MARKET QUOTATION

We have applied to list our common stock on The Nasdaq Global Market under the symbol “MYRT”.

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation among us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history and prospects for the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or our subsidiaries. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to     % of the shares of common stock being sold in this offering for sale to our employees and consultants and other designated persons having a relationship with us at the initial public offering price through a directed share program. Any sale to these persons will be made by Piper Jaffray & Co. through a directed share program. The number of shares available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

NOTICE TO INVESTORS

Notice to prospective investors in European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	by the Managers to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Bookrunners for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and includes any relevant implementing measure in each relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to prospective investors in Australia

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to prospective investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Notice to prospective investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to prospective investors in United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Legal matters

The validity of our common stock offered by this prospectus will be passed upon for us by McDermott Will & Emery LLP, Boston, Massachusetts. Dewey & LeBoeuf LLP, New York, New York, is counsel to the underwriters in connection with this offering.

Experts

The consolidated financial statements appearing in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company’s status as a development stage enterprise and the Predecessor Company’s change in the method of accounting for warrants and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.myriant.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

Index to Myriant Corporation and Predecessor Company Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2011 (unaudited), December 31, 2010 and December 31, 2009	F-3
Consolidated Statement of Operations for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the periods from July 16, 2009 (Inception) to December 31, 2009 and March 31, 2011 (unaudited) and Predecessor Company Statement of Operations for the period from January 1, 2009 to July 15, 2009 and for the year ended December 31, 2008
F-4
Consolidated Statements of Changes in Stockholders’ and Members’ Equity (Deficit) for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the periods from July 16, 2009 (Inception) to December 31, 2009 and March 31, 2011 (unaudited) and Predecessor Company Statement of Changes in Stockholders’ and Members’ Equity (Deficit) for the period from January 1, 2009 to July 15, 2009 and for the year ended December 31, 2008
F-5
Consolidated Statements of Cash Flows for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the periods from July 16, 2009 (Inception) to December 31, 2009 and Predecessor Company Statement of Cash Flows for the period from January 1, 2009 to July 15, 2009 and for the year ended December 31, 2008
F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Myriant Corporation and Subsidiaries (a development stage enterprise)
Quincy, Massachusetts

We have audited the accompanying consolidated balance sheets of Myriant Corporation and Subsidiaries (formerly Myriant Technologies LLC and Subsidiaries) (a development stage enterprise) (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows of Myriant Corporation and Subsidiaries (a development stage enterprise) for the year ended December 31, 2010 and the period from July 16, 2009 (inception) to December 31, 2009 and of BioEnergy International, LLC (the “Predecessor Company”) for the period from January 1, 2009 through July 15, 2009 and for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s and Predecessor Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company and its Predecessor Company are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its Predecessor Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Myriant Corporation and Subsidiaries (a development stage enterprise) as of December 31, 2010 and 2009, and the results of operations and cash flows for Myriant Corporation and Subsidiaries (a development stage enterprise) for the year ended December 31, 2010 and for the period from July 16, 2009 (inception) through December 31, 2009 and of the Predecessor Company for the period from January 1, 2009 through July 15, 2009 and for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company is a development stage enterprise.

As discussed in Note 4 to the consolidated financial statements, the Predecessor Company changed its method of accounting for warrants upon the adoption of ASC 814-40, “Contracts in an Entity’s Own Stock” on January 1, 2009.

/s/ McGladrey & Pullen, LLP

Boston, Massachusetts
May 27, 2011

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS
March 31, 2011 (Unaudited), December 31, 2010 and 2009

	March 31,	December 31,	December 31,
	2011	2010	2009
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$35,112,448	$564,147	$1,044,822
Accounts receivable	—	244,504	221,576
Government award receivable	478,960	1,458,518	—
Due from related parties	30,412	87,439	540,398
Prepaid expenses	197,631	319,916	379,806

Total current assets	35,819,451	2,674,524	2,186,602
Debt issuance costs	—	13,750	44,197
Due from related parties	—	—	575,790
Restricted cash	15,580,259	374,050	422,959
Property and equipment, net	9,734,725	9,388,613	9,940,392

Total assets	$61,134,435	$12,450,937	$13,169,940

LIABILITIES AND STOCKHOLDERS’ AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$337,924	$3,917,532	$435,863
Accrued liabilities	3,496,131	3,782,706	1,981,357
Current portion of secured convertible notes-related party	—	1,458,333	250,000
Note payable	—	—	1,677,994

Total current liabilities	3,834,055	9,158,571	4,345,214
Deferred rent	133,137	155,132	153,655
Secured convertible notes-related party, net of current portion	—	19,388,386	9,874,528
Warrant liability	2,199,585	3,289,625	2,640,435

Total liabilities	6,166,777	31,991,714	17,013,832

Commitments and contingencies
Stockholders’ and members’ equity (deficit)
Class A common stock, $.0001 par value per share; 11,214,953, 0 and 0 shares authorized, issued and outstanding at March 31, 2011, December 31, 2010 and December 31, 2009, respectively. Aggregate liquidation preference of $61,025,753 at March 31, 2011 (unaudited)	1,121	—	—
Class B common stock, $.0001 par value per share; 3,044,905, 0 and 0 shares authorized, issued and outstanding at March 31, 2011, December 31, 2010 and December 31, 2009, respectively. Aggregate liquidation preference of $16,290,242 at March 31, 2011 (unaudited)	304	—	—
Common stock, $.0001 par value per share; 30,000,000, 0 and 0 shares authorized at March 31, 2011, December 31, 2010 and December 31, 2009, respectively; 8,494,650 (unaudited), 0 and 0 shares issued and outstanding at March 31, 2011, December 31, 2010 and December 31, 2009, respectively	849	—	—
Members’ equity	—	5,729,332	5,203,388
Additional paid in capital	72,459,301	—	—
Accumulated deficit	(17,493,917)	(25,270,109)	(9,047,280)

Total stockholders’ and members’ equity (deficit)	54,967,658	(19,540,777)	(3,843,892)

Total liabilities and stockholders’ and members’ equity (deficit)	$61,134,435	$12,450,937	$13,169,940

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2011 and 2010 (Unaudited), Year Ended December 31, 2010 and Periods from July 16, 2009 (Inception) to December 31, 2009 and March 31, 2011 (Unaudited) Predecessor Company Statement of Operations for the Period January 1, 2009 to July 15, 2009 and
For the Year Ended December 31, 2008

	Myriant Corporation					BioEnergy International, LLC (Predecessor Company)
				For the
				Period from	For the
				July 16, 2009	Period from
	Three Months Ended			(Inception) to	July 16, 2009	Period from
	March 31,		December 31,	December 31,	(Inception) to	January 1 to	December 31,
	2011	2010	2010	2009	March 31, 2011	July 15, 2009	2008
	(Unaudited)	(Unaudited)			(Unaudited)

License fee revenue	$—	$—	$258,240	$221,711	$479,951	$71,833	$344,860
Management fee revenue-related party	2,519	600,166	3,557,575	—	3,560,094	267,318	262,212
Development fee revenue-related party	—	—	—	—	—	—	3,125,714
Government awards	—	1,516,323	10,419,043	—	10,419,043	—	—

Total revenues	2,519	2,116,489	14,234,858	221,711	14,459,088	339,151	3,732,786

Cost of license fee revenue	—	—	84,600	73,859	158,459	22,373	110,020
Research and development	1,883,603	2,552,100	15,904,717	2,793,085	20,581,405	3,770,721	4,679,935
Project development	—	—	—	—	—	—	2,179,965
General and administrative expense	3,034,498	2,806,285	12,673,247	4,979,186	20,686,931	5,438,073	5,699,186

Total operating expenses	4,918,101	5,358,385	28,662,564	7,846,130	41,426,795	9,231,167	12,669,106

Operating loss	(4,915,582)	(3,241,896)	(14,427,706)	(7,624,419)	(26,967,707)	(8,892,016)	(8,936,320)

Interest income	6,328	84,844	87,611	8,051	101,990	5,385	60,222
Interest expense	(12,606,762)	(628,386)	(4,470,478)	(915,804)	(17,993,044)	(1,352,767)	(1,636,062)
Gain (loss) on foreign currency exchange	11,638	(3,853)	(5,235)	—	6,403	(21,721)	—
Miscellaneous income	8,000	—	—	—	8,000	—	—
Changes in fair value of warrant liability	2,461	(823,582)	2,592,979	(515,108)	2,080,332	2,092,643	—

Other income (expense), net	(12,578,335)	(1,370,977)	(1,795,123)	(1,422,861)	(15,796,319)	723,540	(1,575,840)

Net loss	(17,493,917)	(4,612,873)	(16,222,829)	(9,047,280)	(42,764,026)	(8,168,476)	(10,512,160)
Dividend on Class A common stock	(1,025,753)	—	—	—	(1,025,753)	—	—

Net loss attributable to common stockholders	$(18,519,670)	$(4,612,873)	$(16,222,829)	$(9,047,280)	$(43,789,779)	$(8,168,476)	$(10,512,160)

Net loss per unit/share attributable to common stockholders-basic and diluted:	$(2.29)	$(0.66)	$(2.31)	$(1.30)	$(6.12)	$(1.55)	$(2.14)

Weighted average number of units outstanding- basic and diluted	8,092,943	6,982,215	7,009,251	6,953,079	7,150,339	5,285,807	4,918,668

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ AND
MEMBERS’ EQUITY (DEFICIT)
For the Three Months Ended March 31, 2011 (Unaudited), Year Ended December 31, 2010 and the Periods from July 16, 2009 (Inception) to December 31, 2009 and March 31, 2011 (Unaudited) and Predecessor Company Statement of Changes in Stockholders’ and Members’ Deficit for the Period from January 1, 2009 to July 15, 2009 and for the Year Ended December 31, 2008

											Total
	Class A		Class B						Additional		Stockholders’
	Common Stock		Common Stock		Common Stock			Members’	Paid In	Accumulated	and Members’
	Shares	Amount	Shares	Amount	Shares	Amount	Units	Equity	Capital	Deficit	Equity (Deficit)

Predecessor Company

Balance, December 31, 2007	—	$—	—	$—	—	$—	4,918,668	$13,557,045	$—	$(11,787,060)	$1,769,985

Warrants issued in connection with issuance of secured convertible notes-related party	—	—	—	—	—	—	—	403,846	—	—	403,846

Net loss	—	—	—	—	—	—	—	—	—	(10,512,160)	(10,512,160)

Balance,December 31, 2008	—	—	—	—	—	—	4,918,668	13,960,891	—	(22,299,220)	(8,338,329)

Adoption of warrant liability accounting standard	—	—	—	—	—	—	—	(3,941,845)	—	—	(3,941,845)

Warrants exercised, net of issuance costs	—	—	—	—	—	—	950,000	9,455,000	—	—	9,455,000

Issuance of member units	—	—	—	—	—	—	48,198	279,920	—	—	279,920

Capital distribution	—	—	—	—	—	—	—	(77,343)	—	—	(77,343)

Biochemicals transfer to Myriant	—	—	—	—	—	—	—	2,386,660	—	—	2,386,660

Net loss	—	—	—	—	—	—	—	—	—	(8,168,476)	(8,168,476)

Ending balance, July 15, 2009	—	$—	—	$—	—	$—	5,916,866	$22,063,283	$—	$(30,467,696)	$(8,404,413)

Successor Company

Beginning balance, July 16, 2009	—	$—	—	$—	—	$—	—	$—	$—	$—	$—

Contribution of Biochemicals business	—	—	—	—	—	—	5,916,866	(2,386,660)	—	—	(2,386,660)

Contribution of Myriant Lake Providence	—	—	—	—	—	—	1,000,001	7,382,455	—	—	7,382,455

Issuance of membership units	—	—	—	—	—	—	65,147	207,593	—	—	207,593

Net loss	—	—	—	—	—	—	—	—	—	(9,047,280)	(9,047,280)

Balance, December 31, 2009	—	—	—	—	—	—	6,982,014	5,203,388	—	(9,047,280)	(3,843,892)

Issuance of membership units	—	—	—	—	—	—	57,399	525,944	—	—	525,944

Net loss	—	—	—	—	—	—	—	—	—	(16,222,829)	(16,222,829)

Balance, December 31, 2010	—	—	—	—	—	—	7,039,413	5,729,332	—	(25,270,109)	(19,540,777)

Conversion of Myriant Technologies, LLC into C corporation	—	—	—	—	7,039,413	704	(7,039,413)	(5,729,332)	(19,541,481)	25,270,109	—

Beneficial conversion feature-senior secured notes	—	—	—	—	—	—	—	—	10,445,199	—	10,445,199

Conversion of senior secured notes, accrued interest and exercise of warrants to equity	—	—	3,044,905	304	1,117,378	112	—	—	23,139,354	—	23,139,770

Issuance of Class A common stock	11,214,953	1,121	—	—			—	—	59,998,879	—	60,000,000

Stock issuance costs	—	—	—	—	—	—	—	—	(2,907,953)	—	(2,907,953)

Exercise of $.01 common stock warrants	—	—	—	—	273,930	27	—	—	945,033	—	945,060

Stock-based compensation	—	—	—	—	63,929	6	—	—	380,270	—	380,276

Net loss	—	—	—	—	—	—	—	—	—	(17,493,917)	(17,493,917)

Balance, March 31, 2011 (unaudited)	11,214,953	$1,121	3,044,905	$304	8,494,650	$849	—	$—	$72,459,301	$(17,493,917)	$54,967,658

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2011 and 2010 (Unaudited), Year Ended December 31, 2010 and Periods from July 16, 2009 (Inception) to December 31, 2009 and March 31, 2011 (Unaudited) Predecessor Company Statement of Cash Flows for the Period January 1, 2009 to July 15, 2009 and
For the Year Ended December 31, 2008

						BioEnergy International, LLC
	Myriant Corporation					(Predecessor Company)
				For the	For the
				Period from	Period from
				July 16, 2009	July 16, 2009	Period from
	Three Months Ended			(Inception) to	(Inception) to	January 1 to
	March 31,		December 31,	December 31,	March 31,	July 15,	December 31,
	2011	2010	2010	2009	2011	2009	2008
	(unaudited)	(unaudited)			(unaudited)

Cash flows from operating activities:
Net loss	$(17,493,917)	$(4,612,873)	$(16,222,829)	$(9,047,280)	$(42,764,026)	$(8,168,476)	$(10,512,160)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	236,972	221,281	973,858	422,014	1,632,844	418,970	478,429
Non-cash interest expense	12,606,762	610,515	4,433,409	894,574	17,934,745	1,352,767	1,636,062
Stock-based compensation	470,275	150,114	525,944	207,593	1,203,812	279,920	—
Changes in fair value of warrant liability	(2,461)	823,582	(2,592,979)	515,108	(2,080,332)	(2,092,643)	—
Changes in operating assets and liabilities:
Accounts receivable	244,504	221,576	(22,928)	(213,681)	7,895	223,334	75,662
Government award receivable	979,558	(1,516,323)	(1,458,518)	—	(478,960)	—	—
Prepaid expenses	122,285	133,900	59,890	(147,198)	34,977	221,543	592,488
Accounts payable	(3,579,608)	165,365	3,481,669	434,863	336,924	(569,955)	393,734
Accrued liabilities	(376,594)	543,615	1,786,911	741,103	2,151,420	112,124	200,011
Deferred rent	(21,995)	(74,685)	1,477	(137,561)	(158,079)	(13,997)	129,761

Net cash used in operating activities	(6,814,219)	(3,333,933)	(9,034,096)	(6,330,465)	(22,178,780)	(8,236,413)	(7,006,013)

Cash flows from investing activities:
Purchase of property and equipment	(1,062,044)	(93,722)	(422,079)	(324,395)	(1,808,518)	(308,237)	(2,787,313)
Government Award	478,960	—	—	—	478,960	—	—
Restricted cash	(15,206,209)	50,406	48,909	(53,610)	(15,210,910)	(53,352)	(16,972)
Cash transferred in biochemicals business to Myriant	—	—	—	2,577,925	2,577,925	(2,549,000)	—
Acquisition of property and equipment		—	—	—	—	—	(200,000)

Net cash provided by (used in) investing activities	(15,789,293)	(43,316)	(373,170)	2,199,920	(13,962,543)	(2,910,589)	(3,004,285)

Cash flows from financing activities:
Payments of debt issuance costs	—	(25,000)	(102,158)	(56,750)	(158,908)	(12,600)	(236,960)
Warrant exercise proceeds	2,739	—	—	—	2,739	9,500,000	—
Warrant exercise issuance cost	—	—	—	—	—	(45,000)	—
Capital distribution	—	—	—	—	—	(77,343)	—
Issuance of Class A common stock	60,000,000	—	—	—	60,000,000	—	—
Payment of stock issuance costs	(2,907,953)	—	—	—	(2,907,953)	—	—
Repayments of (advances to) due from related parties	57,027	(364,097)	1,028,749	(467,883)	617,893	(269,538)	(229,986)
Issuance of senior convertible notes	—	5,000,000	9,700,000	4,000,000	13,700,000	1,750,000	3,750,000
Issuance (repayment) of note payable	—	(1,700,000)	(1,700,000)	1,700,000	—	—	—

Net cash provided by financing activities	57,151,813	2,910,903	8,926,591	5,175,367	71,253,771	10,845,519	3,283,054

Net increase (decrease) in cash and cash equivalents	34,548,301	(466,346)	(480,675)	1,044,822	35,112,448	(301,483)	(6,727,244)
Cash and cash equivalents, beginning of period	564,147	1,044,822	1,044,822	—	—	308,841	7,036,085

Cash and cash equivalents, end of period	$35,112,448	$578,476	$564,147	$1,044,822	$35,112,448	$7,358	$308,841

Supplemental disclosure of cash flow information:
Interest paid	$—	$17,871	$32,309	$34,000	$66,309	$—	$—

Non-cash transactions:
Warrants issued in connection with issuance of secured convertible notes—related party	$—	$101,105	$3,242,169	$87,662	$3,329,831	$188,463	$403,846

Contribution of Myriant Lake Providence	$—	$—	$—	$7,382,455	$7,382,455	$—	$—

Contribution of biochemicals business	$—	$—	$—	$(2,386,660)	$(2,386,660)	$2,386,660	$—

Conversion of secured convertible notes-related party plus accrued interest into Class B common stock and exercise of common stock warrants	$23,139,770	$—	$—	$—	$23,139,770	$—	$—

Exercise of $.01 warrants	$942,321	$—	$—	$—	$942,321	$—	$—

Restricted stock reserved for issuance	$90,000	$—	$—	$—	$90,000	$—	$—

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements

1.	Organization and Business

The consolidated financial statements include the accounts of Myriant Technologies LLC (Myriant) and its wholly-owned subsidiaries, Myriant LP LLC (formerly Myriant Lake Providence, LLC) and Myriant Lake Providence, Inc. (MLPI), (collectively, the Company). Effective January 10, 2011, Myriant converted to a Subchapter C corporation and changed its name to Myriant Technologies, Inc. and subsequently changed its name to Myriant Corporation.

Myriant, a development stage enterprise, was formed July 16, 2009 by the holders of BioEnergy International, LLC, or BEI or the Predecessor Company. BEI had been engaged in developing and delivering technologies to produce environmentally beneficial fuels and specialty chemicals from traditional feedstocks and diverse biomass. BEI planned to operate multi-product biorefineries, initially focusing on developing or acquiring critical mass of conventional technology ethanol plants. Upon completion of these facilities, BEI intended to utilize its proprietary technologies to produce high-value specialty chemicals and renewable fuels. BEI holds a 22.05% ownership interest in a variable interest entity, BioEnergy Holding LLC, or Holding. Holding has a wholly-owned subsidiary, Bionol Clearfield LLC, or Clearfield. Clearfield is engaged in the operation of a 100 million gallon ethanol facility in Clearfield, Pennsylvania. BEI had provided development and construction services to Clearfield under a management fee arrangement since 2007. Subsequent to the restructuring described below, BEI entered into a subcontractor agreement with Myriant in which Myriant would provide these management services. This agreement was terminated in January 2011.

In order to differentiate BEI’s biochemical business from its other activities, BEI underwent a restructuring in 2009. BEI’s investors formed Myriant in order to separate BEI’s biochemical business into a separate entity. Effective July 16, 2009, in order to effect this transaction, the holders of BEI membership units contributed their ownership units in BEI to Myriant in exchange for 5,916,866 membership units in Myriant. In conjunction with this exchange, the holders of BEI distributed the assets and liabilities of the biochemicals business to Myriant but retained its investment in Holding, its $10.0 million note payable to Holding and its $1.5 million warrant liability. These assets and liabilities were not transferred to Myriant. Additionally, as part of this restructuring, the holders of Bionol Lake Providence, or LP, contributed their ownership interest in LP to Myriant in exchange for 1,000,001 Myriant membership units. LP consisted principally of a site, which will be used to construct a biochemicals facility. In connection with this transaction, the entity’s name was changed to Myriant Lake Providence LLC. Because these transactions occurred between entities under common control, all assets and liabilities were transferred at their historical cost. The following table summarizes the assets and liabilities transferred to Myriant in the transaction:

	Biochemicals	LP	Eliminations	Total
Assets:
Cash	$2,549,000	$28,925	$—	$2,577,925
Accounts receivable	7,895	—	—	7,895
Prepaid expenses	232,408	200	—	232,608
Restricted cash	369,349	—	—	369,349
Property and equipment	2,732,052	7,305,959	—	10,038,011
Debt issuance costs	222,122	—	—	222,122
Other long term receivables	648,305	50,291	(50,291)	648,305

Total assets	$6,761,131	$7,385,375	$(50,291)	$14,096,215

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

	Biochemicals	LP	Eliminations	Total
Liabilities:
Accounts payable and accrued liabilities	$1,303,063	$2,920	$(50,291)	$1,255,692
Deferred rent	291,216	—	—	291,216
Secured convertible notes-related party	5,515,847	—	—	5,515,847
Warrant liability	2,037,665	—	—	2,037,665

Total liabilities	9,147,791	2,920	(50,291)	9,100,420

Members’ equity (deficit)	(2,386,660)	7,382,455	—	4,995,795

Total liabilities and members’ equity (deficit)	$6,761,131	$7,385,375	$(50,291)	$14,096,215

In January 2010, the Company received a $50 million award in federal cost share funding from the United States Department of Energy (DOE) for the purpose of constructing our Louisiana Plant for the Company’s biosuccinic acid. Under the terms of the award, the Company is required to provide matching funds. The award consists of two phases. The initial phase, referred to as Budget Period 1, or BP1, consists of engineering and product development efforts designed to prove the feasibility of the Company’s technology. This portion of the award amounted to $10.4 million. At the completion of BP1 on December 31, 2010, the DOE determined the technology to be viable and authorized the Company to enter into Budget Period 2, or BP2 which consists of the construction and operation of the facility. The award funds allowable during BP2 amount to $39.6 million. Because the efforts associated with BP1 consist principally of determining technological feasibility and piloting the Company technology, all costs associated with BP1 have been recorded in the statement of operations as biochemical and research and development expense. The related DOE award receipts associated with BP1 have been recorded as government award revenue. Since the entry into BP2, costs associated with the construction of the facility are capitalized and the related award receipts will be recorded as a reduction to the basis of the facility.

In connection with the receipt of this award, the Company formed Myriant Lake Providence, Inc., or MLPI, a wholly-owned subsidiary, to execute the tasks outlined in the award.

Since inception, the Company has devoted its efforts principally to research and development, business planning, recruiting management and technical staff, and fund raising. The Company has not commenced its planned principal operations. As a result, the Company is considered a development stage enterprise.

The Company is subject to a number of risks similar to other companies in the development stage, including, but not limited to, raising additional capital, lack of marketing and sales history and dependence on key personnel and protection of its proprietary technology. If it does not successfully develop and commercialize its technologies, the Company will be unable to achieve profitability.

The Company has a history of operating losses and it expects to continue to incur operating losses over the next few years. The future viability of the Company is largely dependent on its ability to raise additional capital to finance its operations.

The Company raised $60 million from a strategic investor, PTT Chemical International Private Limited, or CH Inter, in January 2011, which resulted in net proceeds of $57.1 million. Management believes that this infusion of capital coupled with the remaining funds available under the DOE award will allow the Company to operate for at least the next twelve months.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Myriant Corporation and its wholly-owned subsidiaries, Myriant LP LLC and Myriant Lake Providence, Inc. All significant intercompany balances and transactions have been eliminated. The Company has included the accounts of its Predecessor Company, BioEnergy International, LLC and Subsidiaries, for the period from January 1, 2009 to July 15, 2009 and for the year ended December 31, 2008. The financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) to ensure financial condition, results of operations, and cash flows are consistently reported. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification (FASB ASC).

Unaudited Interim Financial Information

The interim consolidated financial statements and related disclosures as of March 31, 2011, for the three months ended March 31, 2011 and 2010, and for the cumulative period from July 16, 2009 (date of inception) to March 31, 2011 are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (SEC). The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position as of March 31, 2011, the results of its operations and its cash flows for the three months ended March 31, 2011 and 2010, and for the cumulative period from July 16, 2009 (date of inception) to March 31, 2011. The financial data and other information disclosed in these notes to the consolidated financial statements as of March 31, 2011, the three months ended March 31, 2011 and 2010, and for the period from July 16, 2009 (date of inception) to March 31, 2011 are unaudited. The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

Unaudited Pro Forma Information

The unaudited pro forma net loss per share as of March 31, 2011 reflects the automatic conversion of all outstanding shares of convertible Class A and Class B common stock as of that date into 14,259,858 shares of common stock, which will occur upon the closing of the Company’s proposed initial public offering. The convertible Class A and Class B common stock converts to common stock on an assumed one for one basis for all series of Class A and Class B common stock. See Note 10 for conversion ratio adjustments that may be applicable upon future events. Pro forma net loss per share reflects the assumed conversion of all outstanding shares of convertible Class A and Class B common stock as noted above.

Variable Interest Entity — Predecessor Company

A variable interest entity (VIE) is a corporation, partnership, trust, or any legal structure used for business purposes where equity investors do not provide sufficient financial resources for the entity to support its activities. Generally accepted accounting principles require a VIE to be consolidated by a company if that company is the primary beneficiary of the VIE. The primary beneficiary of the VIE is an entity that is subject to a majority of the risk of loss from the VIE’s activities, or entitled to receive the majority of the entity’s residual returns, or both. As noted above, our Predecessor Company holds an investment in Holding, a variable interest entity. For the periods included in these financial statements, management determined that they were not the primary beneficiary of the VIE primarily because the Predecessor Company had not provided any equity capital, loans or loan guarantees and had limited economic exposure to losses. Since the Predecessor Company was not the primary beneficiary of the VIE, it was not required to consolidate Holding.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Since the investment in Holding was not required to be consolidated, the Predecessor Company followed the equity method of accounting. Under the equity method of accounting, an investment is stated at initial cost and adjusted for subsequent additional investment and the Predecessor Company’s proportionate share of earnings or losses and distributions until the investment balance is reduced to zero. Since there were no earnings or invested capital in the investment, there was no investment amount recorded in the accompanying consolidated financial statements of the Predecessor Company. As of July 15, 2009, Holdings had accumulated losses totaling approximately $18,133,000.

The Successor Company, Myriant, does not hold any equity interest nor does it have economic exposure to absorb losses or receive benefits, nor does it have the ability or power to direct activities that impact the significant performance of the VIE (Holding). Myriant had a subcontract agreement with the VIE (see Note 4).

Revenue Recognition

The Company’s revenues are derived from the following:

•	A license agreement with a single customer, Purac, that requires the customer to make royalty payments to utilize the Company’s proprietary technology. The license agreement relates to the Company’s technology associated with D(-) lactic acid. Revenue is recognized quarterly based upon the customer’s production of D(-) lactic acid. The contract contains a minimum royalty provision of 200,000 Euros annually ($282,000 U.S. dollars at March 31, 2011 (unaudited)). To the extent that the customer has not met the minimum requirement by year end, the balance required to meet the minimum requirement will be recorded in the fourth quarter when earned.

•	A management fee arrangement with a related party in which the Company provides management support to the customer’s ethanol facility. The management fee is invoiced quarterly in advance. The quarterly fee is recognized ratably over the period the services are performed.

•	A government award from the United States Department of Energy. The award provides us with cost reimbursement for certain types of expenditures associated with our research and development activities associated with our succinic acid product. Revenues from the award are recognized in the period during which the related costs are incurred, provided that the conditions under which the award was provided have been met.

In all instances, revenue is recognized provided that persuasive evidence of an arrangement exists, the fee is determinable, collectability is reasonably assured and customer acceptance terms have been satisfied.

Foreign Currency Transactions

The Company’s functional currency is the U.S. dollar. The Company has a licensing agreement with a customer, in which payments received are denominated in Euro. All foreign currency transaction gains and losses are recorded as a component of other income (expense) in the statement of operations. Foreign currency gains and losses were a gain of $11,638, loss of $3,853, loss of $5,235 and gain of $6,403 for the three months ended March 31, 2011 (unaudited) and March 31, 2010 (unaudited), the year ended December 31, 2010 and the period from July 16, 2009 (inception) to March 31, 2011 (unaudited), respectively. Foreign currency gains and losses were a loss of $21,721 and $0 for the Predecessor Company for the period from January 1, 2009 through July 15, 2009 and the year ended December 31, 2008, respectively.

Research and Development

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Project Development Costs

Costs incurred in the development of construction projects prior to debt financing and issuance of notice to proceed to begin construction are expensed as incurred. These costs generally include permitting, engineering, consulting, legal and other professional fees.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the accompanying consolidated financial statements. Significant estimates include valuation of warrants and stock-based compensation. Actual results could differ from those estimates.

Environmental Liabilities

The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of materials at its locations. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational health and the production, handling, storage and use of hazardous materials to prevent material environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the Company’s liability is probable and the costs can be reasonably estimated. No environmental liabilities have been recorded as of March 31, 2011 (unaudited), December 31, 2010 and 2009.

Net Loss Per Unit/Share

Basic net loss per unit/share is computed by dividing the net loss attributable to membership units/common shares for the period by the weighted average number of membership units/shares outstanding during the period. Diluted net loss per unit/share is computed by dividing net loss attributable to membership units/common shares for the period by the weighted-average number of dilutive membership units/shares outstanding during the period.

Dilutive membership units/shares outstanding are calculated by adding to the weighted average membership units/shares outstanding any potential (unissued) membership units/shares based on the treasury stock method. At December 31, 2010 and 2009 the Company had only one class of membership units. At March 31, 2011, the Company had more than one class of common stock.

Diluted net loss per unit/share is the same as basic net loss per unit/share for all periods presented because any potential dilutive units/shares were anti-dilutive. Such potentially dilutive membership units/shares are excluded from the computation of diluted net loss per unit/share when the effect would be to reduce net loss per unit/share. Therefore, in a period when a loss is reported, the calculation of basic and dilutive loss per unit/share results in the same value. In a period that net income is achieved, the Company will report earnings per share using the two class method.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the Company’s calculation of historical net loss per unit/share attributable to Myriant Corporation members/stockholders:

						BioEnergy International LLC
	Myriant Corporation					(Predecessor Company)
				For the Period	For the Period
				from July 16, 2009	from July 16, 2009	Period from
	Three Months Ended			(Inception) to	(Inception) to	January 1 to
	March 31,		December 31,	December 31,	March 31,	July 15,	December 31,
	2011	2010	2010	2009	2011	2009	2008
	(Unaudited)	(Unaudited)			(Unaudited)

Historical net loss per unit/share:

Net loss	$(17,493,917)	$(4,612,873)	$(16,222,829)	$(9,047,280)	$(42,764,026)	$(8,168,476)	$(10,512,160)

Dividend on Class A common stock	(1,025,753)	—	—	—	(1,025,753)	—	—

Net loss attributable to common stockholders	$(18,519,670)	$(4,612,873)	$(16,222,829)	$(9,047,280)	$(43,789,779)	$(8,168,476)	$(10,512,160)

Net loss per unit/share attributable to common stockholders-basic and diluted:	$(2.29)	$(0.66)	$(2.31)	$(1.30)	$(6.12)	$(1.55)	$(2.14)

Weighted average units/common shares used in computing net loss per unit/share-basic and diluted	8,092,943	6,982,215	7,009,251	6,953,079	7,150,339	5,285,807	4,918,668

Pro forma net loss per share (unaudited):

Numerator:

Net loss used in computing pro forma net loss per share of common stock-basic and diluted	$(18,519,670)

Denominator:

Basic and diluted weighted average common shares	8,092,943

Pro forma adjustment to reflect weighted average of assumed conversion of convertible Class A and Class B common stock	14,259,858

Weighted average shares used in computing pro forma basic and diluted net loss per common share:	22,352,801

Pro forma net loss per common share:	$(0.83)

The following potentially dilutive securities were excluded from the calculation of diluted net loss per unit/share during each period as the effect was anti-dilutive:

						BioEnergy International LLC
	Myriant Corporation					(Predecessor Company)
				For the Period	For the Period
				from July 16, 2009	from July 16, 2009	Period from
	Three Months Ended			(Inception) to	(Inception) to	January 1 to
	March 31,		December 31,	December 31,	March 31,	July 15,	December 31,
	2011	2010	2010	2009	2011	2009	2008
	(Unaudited)	(Unaudited)			(Unaudited)

Convertible Class A common stock upon conversion to common stock (as converted basis)	11,214,953	—	—	—	11,214,953	—	—

Convertible Class B common stock upon conversion to common stock (as converted basis)	3,044,905	—	—	—	3,044,905	—	—

Warrants to purchase common shares	805,191	1,283,399	2,196,499	1,248,655	805,191	5,273,077	6,088,462

Unvested restricted shares	186,491	222,597	156,072	151,642	186,491	208,040	261,572

Outstanding options to purchase common stock	543,293	—	—	—	543,293	—	—

	15,794,833	1,505,996	2,352,571	1,400,297	15,794,833	5,481,117	6,350,034

Income Taxes

As of December 31, 2010, the Company consisted of limited liability companies (Myriant and MLP) and a C corporation (MLPI). Accordingly, Myriant and MLP’s items of income and expense flowed through to the

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

members’ individual tax returns. The income taxes on the consolidated statements of operations will consist of state and federal income tax provisions related to MLPI. Effective January 10, 2011, Myriant converted to a C corporation and is included in the income tax provision during the three month period ended March 31, 2011. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and net operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company follows guidance for income taxes, which prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. For all periods presented there were no tax positions that met the more-likely-than-not recognition threshold at the effective date.

The Company accounts for interest and penalties related to uncertain tax positions, if any, as part of tax expense. MLPI was incorporated in 2010 and as such is not subject to state and federal income tax examinations by tax authorities for years before 2010.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of accounts held in bank checking and money market savings accounts.

Concentrations of Credit Risk and Significant Customers

The Company’s principal credit risk relates primarily to its cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of overnight investments and money market accounts maintained at various accredited financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe that it is subject to any unusual risk beyond the normal risk associated with commercial banking relationships. At March 31, 2011 (unaudited), one customer accounted for 100% of revenue and accounts and grants receivable. At December 31, 2010 and 2009, one and two customers, respectively, accounted for 100% of revenue and accounts and government award receivable. To minimize credit risk, the Company performs ongoing credit evaluations of customer financial conditions.

Restricted Cash

The Company maintains a restricted cash account which contains deposits associated with leases associated with its corporate headquarters and laboratory facility. The restricted cash account consists of certificates of deposit and totaled $374,616, $374,050 and $422,959 as of March 31, 2011 (unaudited), December 31, 2010 and 2009, respectively.

At March 31, 2011 (unaudited), restricted cash also includes $15,205,643 of money market savings accounts that are required for a contingency fund under the government award agreement with the Department of Energy. The contingency funds will be restricted throughout the construction of the facility which is expected to be completed in 2012.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Accounts and Government Award Receivables

The Company records receivables under a license agreement with a single customer and the award agreement with the Department of Energy. Unbilled accounts receivable, included in government award receivable, totaled $342,828 as of March 31, 2011 (unaudited), relating to work that has been performed or services that have been received, though invoicing has not yet occurred under the DOE reimbursement contract. All of the unbilled receivables are expected to be billed and collected within the next 12 months. There were no unbilled receivables as of December 31, 2010 and 2009. Accounts receivable are stated at invoice amounts less an allowance for doubtful accounts. As of March 31, 2011 (unaudited), December 31, 2010 and 2009, no allowance for doubtful accounts has been recorded, based on the expected full collection of the accounts and government award receivable.

Fair Value Measurements

The Company follows current accounting standards for fair value measurements which define fair value as “the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A fair value hierarchy has been established based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs are prioritized into three levels that may be used to measure fair value:

Level 1 — applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 — applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions; or model derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 — applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets and liabilities.

Debt Issuance Costs

Debt issuance costs are costs incurred to obtain debt financing and are included in the accompanying consolidated balance sheet and are amortized as interest expense over the term of the related financing using the effective interest rate method.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight line method. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Construction in Progress

Construction in progress includes costs incurred in the future development of the Company’s manufacturing facility. The Company capitalizes hard costs such as land and land improvements when they are incurred. Soft costs such as salaries and benefits, professional fees, and permitting fees are capitalized when management concludes that the construction of a project is probable. The Company deems a project to be probable upon acquisition of a project site, receipt of all site specific permits required to commence construction, the receipt of all contracts required to obtain funding, the receipt of a construction contract, and the receipt of debt or equity financing that supports the project scope. Upon completion of the facility, the Company will allocate value to land, building and equipment based on the accumulation of these costs. Based on this allocation, the Company will begin to depreciate the assets over their useful lives which will be determined at that time. Capitalized soft costs, which consisted principally of internal labor costs, amounted to $504,279 for the three months ended March 31, 2011 (unaudited), and the period from inception to March 31, 2011 (unaudited). The Company did not capitalize soft costs during the year ended December 31, 2010 and the period from July 16, 2009 (inception) to December 31, 2009 and the Predecessor Company period from January 1, 2009 to July 15, 2009 and December 31, 2008.

Government Awards

In January 2010, the Company secured a government award from the United States Department of Energy (DOE) to construct our Louisiana Plant for its biosuccinic acid. This award was separated into two phases. The first, Budget Period 1, or BP1, involved engineering and laboratory work to establish the technological feasibility of the Company’s product and process. Costs incurred in BP1 are charged to expense as incurred and reimbursements from the DOE are recorded as revenue. The second phase, Budget Period 2, or BP2, involves the construction of the facility upon attainment of technological feasibility. With the approval of BP2 in January 2011, all costs associated with the project are being capitalized and DOE reimbursements are being recorded as a reduction to the cost of the facility.

Interest Capitalization

Interest is capitalized on construction in progress based upon rates applicable to borrowings outstanding during the period. If the Company’s facility is being financed with tax exempt bonds, interest income associated with these borrowings will be offset against the expense capitalized. Interest capitalization ceases when the construction is substantially complete and the asset is available for use or if construction is halted. As of March 31, 2011 (unaudited), December 31, 2010 and 2009, the Company has capitalized interest expense totaling $1,193,675. No interest was capitalized in the three months ended March 31, 2011 (unaudited) or the year ended December 31, 2010 as there was no interest expense or the project was not active during that period.

Warrant Liability

The Company classifies its warrants as liabilities because the strike prices of the warrants are subject to adjustment based upon a new issuance of member units or shares. The liability is carried at fair value, and any adjustment to fair value at each balance sheet date is recorded as a component of other income (expense).

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances suggest that the fair value of the assets could be less than their net book value. In those circumstances, the Company assesses long-lived assets for impairment by determining their fair value based upon the forecasted, undiscounted cash flows the assets are expected to generate plus the net proceeds expected from the sale of the asset. An impairment loss would be recognized when the fair value is less than the carrying value of the asset group.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

There were no indications of impairment of long-lived assets for the three months ended March 31, 2011 (unaudited) and the years ended December 31, 2010 and 2009.

Asset Retirement Obligations

The Company considers the effects of potential asset retirement obligations upon the purchase of long lived assets. If the Company determines that there is a potential asset retirement obligation and the fair value of the liability can be reasonably estimated, the Company will recognize a liability for the asset retirement obligation. If there is uncertainty with respect to the timing and/or method of settlement of the retirement obligation, the recognition of the liability will not be deferred. Management has determined that no asset retirement obligations exist as of March 31, 2011 (unaudited), December 31, 2010 and 2009.

Deferred Rent

The Company is a party to certain lease agreements that provide for increasing rent payments. The Company recognizes the total rent payments during the lease term on the straight line basis. The difference between the straight line rent expense and amounts paid are recorded as deferred rent.

Stock-Based Compensation

Stock-based compensation for awards to employees and non-employees is measured at the grant date based on the fair value of the awards and is recognized as expense over the required service period of the award. During January 2011, the Company established the 2011 Omnibus Incentive Plan, or the Plan, concurrent with Myriant converting to a Subchapter C corporation. The Company estimates the fair value of stock options issued to employees and non-employees using the Black-Scholes option pricing model. Restricted common stock grants issued are accounted for at the estimated fair value of the underlying common stock.

Advertising

The Company expenses advertising costs in the period in which they are incurred. Advertising expense was $28,467, $14,627, $98,762, $18,372 and $145,601 for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the period from July 16, 2009 (inception) to December 31, 2009 and March 31, 2011 (unaudited), respectively. There was no advertising expense for the Predecessor Company for the period from January 1, 2009 to July 15, 2009 and the year ended December 31, 2008.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements, that requires entities to make new disclosures about recurring or non-recurring fair value measurements and provides clarification of existing disclosure requirements. This amendment requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchase, sales, issuances, and settlements, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this standard did not have a material impact on the consolidated financial statements.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

3.	Fair Value Measures

The carrying amounts of the Company’s financial assets and liabilities approximate fair value due to the short term nature of the financial statement accounts. Management believes that the Company’s debt obligations bear interest rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying value for these instruments approximates fair value.

As of March 31, 2011 (unaudited), December 31, 2010 and 2009, there were no transactions measured at fair value on a non-recurring basis. Assets and liabilities measured at fair value on a recurring basis as of March 31, 2011, December 31, 2010 and 2009 were as follows:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
2011 (Unaudited)
Warrant liability	$—	$—	$(2,199,585)	$(2,199,585)

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
2010
Warrant liability	$—	$—	$(3,289,625)	$(3,289,625)

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
2009
Warrant liability	$—	$—	$(2,640,435)	$(2,640,435)

The Company’s warrants do not trade in an active market, and as such, the Company estimates the fair value of these warrants using the Black-Scholes option pricing method. The following table summarizes assumptions used in the analysis

	March 31, 2011	2010	2009
	(Unaudited)

Expected volatility	29%	38%	49–51%
Expected life	1-2 years	1-2 years	5-6 years
Dividend yield	0%	0%	0%
Risk free interest rate	0.8%	0.66%	2.69-3.04%
Fair value per unit	$0.01-$3.44	$0.01-$3.44	$1.45-$2.29

The risk free interest rate assumption is based upon observed interest rates from the U.S. treasury yield curve appropriate for the expected term of the warrants. The expected volatility is based upon the historical volatility of peer companies. The Company has not paid any dividends on common stock and does not anticipate paying dividends for the foreseeable future. The computation of the expected warrant term is based upon their contractual term and estimates of when an automatic exercise event will occur.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

The following table provides a summary of the warrant liability at March, 31, 2011, December 31, 2010 and 2009:

	March 31, 2011		2010		2009
	Units	Liabilities	Units	Liabilities	Units	Liabilities
	(Unaudited)

$10.00 warrants	89,656	$80	89,656	$896	766,347	$1,754,935
$13.00 warrants	59,231	6	59,231	178	482,308	885,500
$6.00 warrants	17,134	754	1,134,512	147,487	—	—
$0.01 warrants	639,170	2,198,745	913,100	3,141,064	—	—

	805,191	$2,199,585	2,196,499	$3,289,625	1,248,655	$2,640,435

The following table provides a roll forward of the fair value of the warrant liability:

	Units	Value

Warrant liability at date of adoption (July 16, 2009)	—	$—
Issuance in connection with secured convertible notes- related party	59,231	87,662
Exercises	—	—
Transfer of warrant liability from BEI	1,189,424	2,037,665
Changes in fair value of warrant liability	—	515,108

Warrant liability at December 31, 2009	1,248,655	2,640,435
Issuance in connection with secured convertible notes-related party	947,844	3,242,169
Exercises	—	—
Changes in fair value of warrant liability	—	(2,592,979)

Warrant liability at December 31, 2010	2,196,499	3,289,625
Exercises and conversions	(1,391,308)	(1,087,579)
Changes in fair value of warrant liability	—	(2,461)

Warrant liability at March 31, 2011 (unaudited)	805,191	$2,199,585

4	Related Party Transactions

Secured Convertible Notes Payable

Prior to the transfer to Myriant, BEI had entered into an agreement with an investor to issue up to $5,500,000 in Senior Convertible Notes. These notes bore interest at 15% and interest was to be deferred until October 10, 2009. At such time, the outstanding balance of principal and interest was to be repaid on a monthly basis over 48 months with the final payment due on October 10, 2013. In connection with this agreement, BEI had issued 423,077 warrants with an exercise price of $13 per unit. These warrants were ascribed a relative fair value of $593,222 using the Black-Scholes option pricing model. In computing the value of the warrants, BEI assumed a risk free interest rate of 2.5%, a life of 6.7 years, expected volatility of 46% and no future dividends. The relative fair value of the warrants was recorded as interest expense over the term of the note under the interest method using an effective rate of 26.5%. Upon adoption of ASC 815-40 “Contracts in an Entity’s Own Stock,” the warrants have been recorded as a liability effective January 1, 2009. These notes were transferred to Myriant in conjunction with the restructuring described in Note 1.

On October 30, 2009, the Company entered into an amended note agreement with this investor. Under the terms of the new agreement, the maximum borrowing capacity was increased from $5,500,000 to $9,500,000 and interest and principal payments on outstanding advances of $5,500,000 were deferred until October 10,

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

2010. At such time, the outstanding balance of principal and interest on any new or existing advances was to be repaid on a monthly basis over 36 months with the first payment commencing two years from the original closing date with final payment due November 30, 2014. This amendment met the definition of a debt extinguishment; therefore the Company recorded a $160,000 write off of the debt issuance costs related to the original loan.

On February 8, 2010, the Company entered into a third amended note agreement with this investor along with additional investors. Under the terms of the new agreement, the maximum borrowing capacity was increased from $9,500,000 to $14,500,000. In conjunction with this financing, the Company adjusted the strike price of 676,691 $10 warrants and 423,077 $13 warrants to $6. Additionally, 34,744 new $6 warrants were issued to an investor in exchange for its participation in the current financing. The Company used the Black-Scholes option pricing model to determine the value of the warrants that were re-priced. In computing the value of the warrants, the Company assumed a risk free interest rate of 2.3%, a life of 5.5 years, expected volatility of 51% and no future dividends. The change in value amounted to $859,548, which was recorded as a change in warrant liability in the statement of operations with a corresponding increase to the warrant liability.

The 34,744 warrants issued in conjunction with this financing were also valued using the Black-Scholes option pricing model. In computing the value of the warrants, the Company assumed a risk free interest rate of 2.3%, a life of 5.5 years, expected volatility of 51% and no future dividends. The residual fair value of the warrants was $101,105, and was recorded as interest expense over the term of the note under the interest method using an effective interest rate of 31.7%.

On July 29, 2010, the fourth amended note agreement increased the maximum borrowing capacity from $14,500,000 to $17,500,000.

On November 16, 2010, the Company and the note holders entered into a fifth amended note agreement to defer interest and principal payments on the existing advances of $17,500,000 until October 10, 2011. At such time, the outstanding balance of principal and interest on any existing advances was to be repaid on a monthly basis over 36 months with final payment due October 10, 2014. This amendment met the definition of a debt extinguishment; therefore the Company recorded an immaterial write off of debt issuance costs. There were no additional available borrowings on this note agreement at December 31, 2010.

On November 5, 2010, the Company entered into a bridge note agreement with certain investors to issue up to $1,700,000 in Secured Convertible Notes. These notes bore interest at 15% and payments were to be deferred until November 5, 2012. At such time, the outstanding balance of principal and interest was to be repaid on a monthly basis over 36 months with the final payment due in November 2015. In connection with this agreement, the Company issued 913,100 warrants with an exercise price of $.01 per unit. These warrants were ascribed a value of $3,141,064 using the Black-Scholes option pricing model. In computing the value of the warrants, the Company assumed a risk free interest rate of 0.38%, a life of 1.6 years, expected volatility of 38% and no future dividends. The residual fair value ascribed was greater than the proceeds received from the notes. Accordingly, $1,700,000 of the residual fair value was recorded as interest expense over the term of the note under the interest method using an effective interest rate of 43.2%. The remaining value of the warrants of $1,441,064 was recorded as interest expense with a corresponding increase to the warrant liability. There were no additional available borrowings on this note agreement at December 31, 2010.

The $17,500,000 note payable agreements and the $1,700,000 bridge note agreement were convertible to member units at an applicable conversion rate equal to the lowest price per Conversion Unit for any Conversion Units issued by the Company to a third party between the closing date and the date of conversion and was also adjustable for anti-dilution effects. If a security is convertible from inception but contains conversion terms that change upon the occurrence of a future event, any contingent beneficial conversion feature should be measured using the commitment date unit price and recognized in earnings when the

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

contingency is resolved. The applicable conversion rate had a contingent conversion feature that would reduce the conversion price if the fair value of the underlying unit declined after the commitment date below a specified price. When the reduction in price occurs, a beneficial conversion is recognized. At December 31, 2010 and 2009, the note agreements were not convertible since there were no equity issuances that occurred subsequent to the debt financing that would reset the conversion price. Therefore, no beneficial conversion was recorded at December 31, 2010 and 2009. These notes contained a mandatory conversion feature in the event that the Company closes an equity transaction in which the price per unit equals or exceeds $5.70 per unit and the net proceeds to the Company equals or exceeds $15,000,000.

Effective January 13, 2011, the Company completed a $60 million equity financing with a strategic investor, CH Inter, in exchange for 11,214,953 shares of Class A common stock, which financing resulted in net proceeds of $57.1 million. This transaction triggered the existing note payable and the bridge note agreements to be convertible and set the conversion rate to $5.35 per share. As a result, the Company recorded a beneficial conversion as of the date of this event totaling $10,445,199 which was recorded as interest expense and additional paid in capital. As a condition of the CH Inter closing, existing investors converted their note payable and bridge note agreements into Class B common stock and exercised 1,117,378 of their $6 warrants to the extent outstanding in exchange for common stock. Any debt remaining after the warrants were exercised was converted to Class B common stock at $5.35 per share. As a result of this transaction, all debt that existed at December 31, 2010 was converted to equity. At the date of conversion, $22,994,510 of debt was converted into equity, of which $3,794,510 related to accrued interest.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Interest expense

The Company and its Predecessor Company have had significant borrowings from related parties. The following table summarizes interest expense for all periods presented:

	Myriant Corporation					Predecessor Company
				Period from	Period from
				July 16,	July 16,	Period from
			Fiscal Year	2009	2009	January 1,	Fiscal Year
	Three Months Ended		Ended	(Inception)	(Inception)	2009	Ended
	March 31,		December 31,	to December 31,	to March 31,	to July 15,	December 31,
	2011	2010	2010	2009	2011	2009	2008
	(Unaudited)	(Unaudited)			(Unaudited)

Secured convertible notes payable:
Interest	$10,540,525	$508,301	$4,066,192	$542,806	$15,149,523	$473,969	$103,045
Non-cash interest expense	2,052,487	26,698	198,168	66,595	2,317,250	53,723	22,460
Debt issuance cost amortization	13,750	5,914	99,447	183,552	296,749	19,746	7,692

Total secured convertible note interest	12,606,762	540,913	4,363,807	792,953	17,763,522	547,438	133,197

Note payable(1):
Interest	—	—	—	—	—	322,132	601,145
Non-cash interest expense	—	—	—	—	—	483,197	901,720

Total note payable interest	—	—	—	—	—	805,329	1,502,865

Total related party interest	12,606,762	540,913	4,363,807	792,953	17,763,522	1,352,767	1,636,062

Third party interest:
Interest	—	17,871	37,069	20,510	57,579	—	—
Non-cash interest expense	—	36,444	36,444	51,218	87,662	—	—
Debt issuance cost amortization	—	33,158	33,158	51,123	84,281	—	—

Third party interest on note payable	—	87,473	106,671	122,851	229,522	—	—

Total interest expense	$12,606,762	$628,386	$4,470,478	$915,804	$17,993,044	$1,352,767	$1,636,062

(1)	The note payable above was a $10 million note between the Predecessor Company and related party investors. This note was not transferred to the Successor Company at the time of the restructuring.

Management Services Agreements

During February 2008, the Predecessor Company entered into a $4,000,000 Administrative Services and Construction Management Agreement and an Operations and Maintenance Agreement, or Services Agreements, with Clearfield, a wholly-owned subsidiary of Holding. Under these agreements, the Predecessor Company was required to provide certain services including general services (day-to-day management), provide personnel for general services, bookkeeping and accounting services, preparation and distribution of financial reports, ensure compliance with financing documents and project documents, maintain insurance, obtain any permits required, marketing services and construction related services. The Predecessor Company recognized related party revenues totaling $267,318 and $3,387,926 for the period from January 1, 2009 to July 15, 2009 and the year ended December 31, 2008, respectively.

The Services Agreements referred to above were subcontracted to the Successor Company in July 2009, under which the Predecessor Company would pay the Successor Company up to $3,900,000 annually to perform all of the services described above. This fee represented fair market value for these services. This

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

subcontract agreement was concurrent with the transfer of the biochemicals business to Myriant and the Predecessor Company continued to retain its ownership in Holding. The Successor Company recognized revenues of $2,519, $600,166, $3,557,575 and $3,560,094 under this arrangement for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and for the period from inception to March 31, 2011 (unaudited). No revenues were recognized in 2009. There were no transactions between the Successor Company and Predecessor Company during the periods presented requiring elimination.

In January 2011, this agreement was terminated. Amounts due from related parties at March 31, 2011 (unaudited), December 31, 2010 and 2009 under this agreement were $30,412, $87,439 and $1,116,188, respectively.

Consulting Agreements

The Company maintains a consulting arrangement with an entity owned by a stockholder and former director of the Company under which this entity provides facility and real estate transaction support to the Company. Consulting expense related to this agreement amounted to $46,327, $33,328, $148,609, $84,326 and $279,262 for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the periods from July 16, 2009 to December 31, 2009 and March 31, 2011 (unaudited), respectively. The Predecessor Company recognized expense of $115,432 and $179,033 for the period from January 1, 2009 to July 15, 2009 and the year ended December 31, 2008, respectively.

In July 2010, the Company entered into a consulting arrangement with a relative of the Company’s chairman and chief executive officer. This individual provided engineering support in connection with the Louisiana Plant. The Company recognized consulting expense of approximately $60,000, $145,000 and $205,000 for the three months ended March 31, 2011 (unaudited), the year ended December 31, 2010 and the period from inception to March 31, 2011 (unaudited), respectively.

In October 2010, the Company entered into a consulting arrangement with another entity controlled by a stockholder and former director of the Company. This agreement relates to administrative support related to the construction of the Company’s facility in Louisiana. This entity is entitled to receive a fee of up to $250,000 upon the achievement of acceptance of an application for certain government awards or loans. The Company recognized consulting expense of $21,250 relating to the achievement of one of the targets for the three months ended March 31, 2011 (unaudited) and the period from inception to March 31, 2011 (unaudited), respectively.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

5.	Property and Equipment

Property and equipment consisted of the following at March 31, 2011, December 31, 2010 and 2009:

	Estimated
	Useful	March 31,
	Life	2011	2010	2009
	(Years)	(Unaudited)

Land		$48,750	$48,750	$48,750
Furniture and fixtures	7	321,114	321,114	312,265
Equipment	5	2,523,309	2,516,224	2,208,063
Computers and software	3	891,135	799,497	750,244
Leasehold improvements	5	702,757	702,757	590,757
Construction in progress	—	7,697,328	7,212,967	7,330,241

		12,814,393	11,601,309	11,240,320
Less — Accumulated depreciation		(2,449,668)	(2,212,696)	(1,299,928)

		$9,734,725	$9,388,613	$9,940,392

Depreciation expense was $236,972, $221,281, $973,858, $422,014 and $1,632,844 for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the periods from inception to December 31, 2009 and March 31, 2011 (unaudited), respectively. Depreciation expense was $418,970 and $478,429 for the Predecessor Company period January 1, 2009 to July 15, 2009 and for the year ended December 31, 2008, respectively. Construction in progress consists of land and land improvements in Lake Providence, Louisiana. It is expected that the Company will construct the Louisiana Plant on this property. As of March 31, 2011, construction has not yet commenced. The Company has assessed the completion date for the facility to be in late 2012 and anticipates the total cost to complete is approximately $103 million. As of March 31, 2011 (unaudited), the construction in progress balance included $478,960 of government award receipts.

6.	Accrued Liabilities

Accrued liabilities consisted of the following at March 31, 2011, December 31, 2010 and 2009:

	March 31,
	2011	2010	2009
	(Unaudited)

Payroll related	$2,424,018	$3,006,803	$1,342,368
Professional fees	224,062	497,986	307,395
License fees	80,686	81,501	73,858
Other	767,365	196,416	257,736

	$3,496,131	$3,782,706	$1,981,357

7.	Note Payable

On September 18, 2009, the Company entered into a short term promissory note agreement with an equipment leasing company for $1,700,000. The note bore interest at 10% and was secured by the Company’s equipment. The loan was payable on the earlier of a) the Company achieving additional financing or b) March 15, 2010. Interest was payable monthly in arrears on the first business day of each month. At December 31, 2009, the amount owed under this arrangement amounted to $1,714,438, which included accrued interest of $14,438. The promissory note was paid in full in February 2010.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

In conjunction with the issuance of this note, the Company issued 59,231 warrants to purchase Company membership units at $13. These warrants expire September 18, 2014. At the time of the transaction, a value of $87,662 was ascribed to these warrants using the Black-Scholes option pricing model. In computing the value of the warrants, Myriant assumed a risk free interest rate of 3.5%, a life of 5 years, expected volatility of 48% and no future dividends. The residual fair value ascribed was recorded as interest expense over the term of the loan under the interest method using an effective rate of 12.2%. The Company recognized interest expense of $36,444, $51,218 and $87,662 related to this note for the year ended December 31, 2010 and the periods from inception to December 31, 2009 and 2010, respectively. The following table summarizes the balance at December 31, 2010 and 2009:

	2010	2009

Principal	$—	$1,700,000
Accrued interest	—	14,438
Warrant	—	(36,444)

	$—	$1,677,994

8.	Employee Benefit and Bonus Plans

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches employee contributions to a maximum of 4% of compensation. Company contributions for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the periods from inception to December 31, 2009 and March 31, 2011 (unaudited) totaled $67,479, $38,643, $191,199, $78,432 and $337,110, respectively. The Predecessor Company contributions for the period January 1, 2009 to July 15, 2009 and for the year ended December 31, 2008 totaled $115,361 and $136,139, respectively. At March 31, 2011 (unaudited), December 31, 2010 and 2009, the Company’s employer contribution payable of $11,330, $7,267 and $6,135, respectively, was included in accrued liabilities.

The Company maintains a discretionary bonus plan for all employees. The decision of whether to award an annual bonus and the amount of such bonus is made at the sole discretion of the Board of Directors. The Company recognized bonus expense of $645,537, $419,065, $1,470,425, $324,279 and $2,440,241 for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the periods from inception to December 31, 2009 and March 31, 2011 (unaudited), respectively. The Predecessor Company recognized bonus expense of $837,107 and $220,400 for the period from January 1, 2009 to July 15, 2009 and for the year ended December 31, 2008, respectively.

9.	Stock-Based Compensation

Effective January 10, 2011, the Company adopted the Plan. The Plan permits the grant of 939,130 incentive stock options, non qualified stock options, stock appreciation rights, restricted stock, unrestricted stock or other equity based awards. The vesting period and maturity of each equity instrument is determined at the date of grant. The term of an option cannot exceed 10 years.

The Company, formerly organized as a limited liability company, granted membership units to employees and non-employees in the normal course of business. The existing membership units reserved were converted to common shares upon the Company’s conversion to a C corporation in January 2011. In certain instances, these grants have vesting provisions. The Company ascribes a value to these grants at the date of grant. In the case of grants with vesting provisions, the value ascribed to the units is recognized ratably over the requisite service or vesting period. At inception, the Company had 208,040 unvested membership units which were transferred to Myriant as part of the restructuring with BEI. Grants contain both performance and time vesting.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Restricted stock and membership units

The following table provides the grant activity since inception:

	Weighted Average	Time	Performance
	Grant Date Fair Value	Vesting	Vesting	Total

Unvested grants at inception	$8.48	124,708	83,332	208,040
Vested	(8.48)	(56,398)	—	(56,398)

Unvested grants at December 31, 2009	8.48	68,310	83,332	151,642
Grants	5.33	97,188	32,000	129,188
Vested	(7.34)	(39,461)	—	(39,461)
Forfeited	(8.48)	(35,298)	(49,999)	(85,297)

Unvested grants at December 31, 2010	6.16	90,739	65,333	156,072
Grants	3.45	96,000	15,000	111,000
Vested	(4.40)	(54,581)	—	(54,581)
Forfeited	(6.00)	(12,000)	(14,000)	(26,000)

Unvested grants at March 31, 2011 (unaudited)	$5.40	120,158	66,333	186,491

The performance vesting units will immediately vest upon the Company achieving specific target earnings and milestones in 2012 and 2013. If the performance condition is not met, the shares would be forfeited. The Company does not believe it is probable that the targets will be met, and as such, no compensation has been recorded to date in connection with these grants. The Company will continue to reassess the probability of achieving these targets at each reporting period to determine whether compensation should be recorded.

In addition to the grants noted above, the Company issued 9,346, 3,014, 8,749 and 17,938 shares to Company advisors for the three months ended March 31, 2011 and 2010 (unaudited) and the period from July 16, 2009 (inception) to December 31, 2009 and the year ended December 31, 2010. At March 31, 2011 (unaudited), there is unrecognized compensation expense of approximately $924,000 related to restricted share awards, which is expected to be recognized over a period of three years.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Common stock options

Upon establishing the Plan, the Company issued stock options to employees. Options granted contain both time and performance vesting criteria. A summary of stock option activity is presented below:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining	Aggregate
	Options	Price	Term (Years)	Intrinsic Value

Options outstanding, December 31, 2010	—	$—
Granted	543,293	4.43
Cancelled or forfeited	—	—
Exercised	—	—

Options outstanding, March 31, 2011 (Unaudited)	543,293	$4.43	9.91	$—

Options fully vested and exercisable, March 31, 2011 (Unaudited)	274,293	$4.28	9.93	$—

Options expected to vest, March 31, 2011 (Unaudited)	253,500	$4.64	9.91	$—

In 2011, we granted 15,500 stock options with performance based vesting, which had an exercise price of $3.45 per share. These options would immediately vest upon the Company achieving specific target earnings and milestones in 2012 and 2013, but would be forfeited if these performance conditions are not achieved. The Company does not believe it is probable that the targets will be met, and as such, no compensation has been recorded to date in connection with these grants. The Company will continue to reassess the probability of achieving these targets at each reporting period to determine whether compensation should be recorded.

Additional information related to stock options is summarized below:

Three Months
Ended
March 31, 2011
(Unaudited)

Weighted average grant date fair value of awards	$1.73
Intrinsic value of options exercised	—
Proceeds received from the exercise of options	—
Grant date fair value of options vested	$138,692

As of March 31, 2011 (unaudited), the Company had approximately $417,000 of total unrecognized compensation expense related to stock options which is expected to be recognized over a period of three years.

The Company settles employee stock option exercises with newly issued common shares. No tax benefits were realized by the Company as no options have been exercised since the inception of the plan.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Information about stock options outstanding and exercisable at March 31, 2011 (unaudited), is as follows:

Options Outstanding			Options Exercisable
		Weighted		Weighted	Weighted
		Average		Average	Average
	Number of	Remaining	Number of	Exercise	Remaining
Exercise Price	Options	Term (Years)	Options	Price	Term (Years)

$3.45	263,750	10	153,750	$3.45	10
$5.35	279,543	10	120,543	$5.35	10

	543,293		274,293

The fair value of the stock options granted was estimated using the following assumptions:

Three Months
Ended
March 31, 2011
(Unaudited)

Risk free interest rate	2.02%-2.41%
Expected dividend yield	0%
Expected volatility factor	65%
Expected option life (years)	5-6
Expected forfeitures	5%

The risk free interest rate was based upon the U.S. Treasury curve in effect at the time of the grant for instruments with a term similar to the expected life of the related option. The volatility factor was determined based upon management’s estimate using inputs from comparable public companies. Due to the Company’s limited history of grant activity, the expected life of options granted was estimated using the “simplified method” where the expected life equals the arithmetic average of the vesting term and the original contractual term of the options. No dividends are expected to be paid.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Stock-based compensation expense included in the Company’s consolidated statements of operations is as follows:

	Myriant Corporation					Predecessor Company
				Period from	Period from
				July 16,	July 16,	Period from
			Fiscal Year	2009	2009	January 1,	Fiscal Year
	Three Months Ended		Ended	(Inception)	(Inception)	2009	Ended
	March 31,		December 31,	to December 31,	to March 31,	to July 15,	December 31,
	2011	2010	2010	2009	2011	2009	2008
	(Unaudited)	(Unaudited)			(Unaudited)

Stock options issued to employees:
Research and development	$43,524	$—	$—	—	43,524	—	—
General and administrative	197,943	—	—	—	197,943	—	—

Total	241,467	—	—	—	241,467	—	—

Restricted stock issued to employees:
Research and development	14,607	100,934	145,084	—	141,607	—	—
General and administrative	91,957	31,095	173,854	155,099	420,910	154,920	—

Total	106,564	132,029	318,938	155,099	562,517	154,920	—

Restricted stock issued to non employees:
Research and development	—	—	89,544	—	107,628	—	—
General and administrative	122,244	18,085	117,462	52,494	292,200	125,000	—

Total	122,244	18,085	207,006	52,494	399,828	125,000	—

Total share based compensation	$470,275	$150,114	$525,944	$207,593	$1,203,812	$279,920	$—

As of March 31, 2011 (unaudited), options for the purchase of an aggregate of 543,293 shares of common stock and 186,491 unvested shares of restricted stock are outstanding under the Plan. The number of options and restricted stock remaining to be granted totaled 14,438 as of March 31, 2011 (unaudited).

10.	Stockholders’ and Members’ Equity

Effective January 10, 2011, the Company converted from a limited liability company to a Subchapter C corporation. Upon conversion, the Company’s authorized classes of capital stock consist of 11,214,953 shares of $.0001 par value Class A common stock, 3,044,905 shares of $.0001 par value Class B common stock and 30,000,000 shares of $.0001 par value common stock. All warrants described below were converted to warrants to purchase common stock.

At inception, certain warrants issued by BEI were carried over to Myriant. Under the terms of the transaction, 766,347 warrants to purchase membership units at $10 and 423,077 warrants to purchase membership units at $13 were transferred to Myriant. In conjunction with this transaction, the lives of the warrants were extended, and the increase in incremental value was reflected in the warrant liability at July 16, 2009 with the offset to stockholders’ and members’ equity. These warrants were currently exercisable and expire on August 15, 2015 and October 15, 2015, respectively. In November 2009, the Company issued an additional 59,231 warrants with an exercise price of $13 in connection with the receipt of an equipment loan. These warrants are currently exercisable and expire on September 18, 2014.

In February 2010, the Company adjusted the price of certain $10 and $13 warrants to $6 and concurrently issued 34,744 additional $6 warrants. Additionally, the Company issued 913,100 warrants with an exercise price of $.01 in connection with a bridge loan. These warrants expire November 5, 2015.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Effective January 13, 2011, the Company completed a $60 million equity financing with a strategic investor, CH Inter, in exchange for 11,214,953 shares of Class A common stock, which resulted in net proceeds of $57.1 million. This transaction triggered the existing note payable and the bridge note agreements to be convertible and set the conversion rate to $5.35 per share. As a result, the Company recorded a beneficial conversion as of the date of this event totaling $10,445,199 which was recorded as interest expense and additional paid in capital. As a condition of the CH Inter closing, existing investors converted their note payable and bridge note agreements into Class B common stock and exercised 1,117,378 of their $6 warrants to the extent outstanding in exchange for common stock. Any debt remaining after the warrants were exercised was converted to Class B common stock at $5.35 per share. As a result of this transaction, all debt that existed at December 31, 2010 was converted to equity. At the date of conversion, $22,994,510 of debt was converted into equity, of which $3,794,510 related to accrued interest.

The following table summarizes the number of membership units or common stock reserved for issuance at March 31, 2011, December 31, 2010 and 2009:

	2011	2010	2009
	(Unaudited)

Exercise of $10 warrants	89,656	89,656	766,347
Exercise of $13 warrants	59,231	59,231	482,308
Exercise of $6 warrants	17,134	1,134,512	—
Exercise of $.01 warrants	639,170	913,100	—
Convertible Class A common stock	11,214,953	—	—
Convertible Class B common stock	3,044,905	—	—
Unvested employee and non employee membership units	186,491	156,072	151,642
Units reserved for future option grants	543,293	216,591	118,593

	15,794,833	2,569,162	1,518,890

In addition to the membership units or common stock reserved above for issuance, the Company has also reserved membership units or common stock for the conversion of the secured convertible notes-related party plus accrued interest as of December 31, 2010 and 2009 totaling $22,899,184 and $10,574,057, respectively. As of December 31, 2010, the notes were not convertible since the conversion rate is set upon the occurrence of an event relating to a new equity issuance. During January 2011, these notes were converted into 3,044,905 shares of Class B common stock.

Class A common stock

Class A common stock accrues dividends at the rate per annum of 8% per share compounded annually on a cumulative basis and is payable if declared by the Board of Directors, upon the conversion of Class A common stock into common stock, including in connection with the closing of the Company’s proposed initial public offering, or in the event of any liquidation, dissolution or winding up of the Company, whether or not the dividend was declared. At March 31, 2011 (unaudited), the Company has not accrued Class A dividends since they do not become a corporate liability until declared. Had the Company declared dividends as of March 31, 2011 (unaudited), the total accrued dividends would have been $1,025,753. The dividends accumulated for the period on cumulative Class A common stock are included in the net loss when computing net loss per share. In the event of a liquidation event, the holders of Class A common stock are entitled to be paid out of the assets of the corporation available for distribution to stockholders before any payment can be made to holders of Class B common stock and common stock in an amount equal to the Class A common original issue price of $5.35 plus any accrued and unpaid dividends. Class A common stock holders are entitled to one vote for each share. Class A common shares do not have redemption rights.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Each share of Class A common stock shall be convertible, at the option of the holder, at any time and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the Class A common original issue price by the Conversion Price in effect at the time of conversion. The Conversion Price shall initially be equal to $5.35. Such initial conversion price, and the rate at which shares of Class A common stock may be converted into shares of common stock could be subject to downward adjustment.

Class B common stock

Dividends on Class B common stock may only be paid if the dividends are declared by the unanimous vote of all members of the board of directors and all amounts payable to holders of Class A common stock have been paid. In the event of a liquidation event, the holders of Class B common stock are entitled to be paid out of the assets of the Company available for distribution to stockholders after payments made to holders of Class A common stock but before any payment can be made to holders of common stock in an amount equal to the Class B common original issue price of $5.35 plus any dividends declared and unpaid. Class B common stock holders are entitled to one vote for each share. Class B common shares do not have redemption rights.

Each share of Class B common stock shall be convertible, at the option of the holder, at any time and without the payment of additional consideration by the holder, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the Class B common original issue price by the Conversion Price in effect at the time of conversion. The Conversion Price shall initially be equal to $5.35. Such initial conversion price, and the rate at which shares of Class B common stock may be converted into shares of common stock could be subject to downward adjustment.

Common stock

Each share of common stock is entitled to one vote. The holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of all holders of all classes of stock outstanding.

Conversion Feature

The Class A and B common stock have a mandatory conversion feature which is triggered upon either of:

(a) the closing of the sale of shares of common stock to the public at a price per share equal to or greater than the quotient obtained by dividing $350,000,000 by the total number of shares of common stock outstanding on an as-converted, fully diluted basis immediately before giving effect to such sale of shares, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of proceeds, net of the underwriting discount and commissions, to the Company or

(b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Class A common stock.

The Company has determined that the conversion option included in the Class A and B common stock does not meet the definitions of a derivative due to the fact there is no net settlement provisions as of March 31, 2011. If a security is convertible from inception but contains conversion terms that change upon the occurrence of a future event, any contingent beneficial conversion feature should be measured using the commitment date stock price and recognized in earnings when the contingency is resolved. The applicable conversion rate has a contingent conversion feature that will reduce the conversion price if the Company issues stock at a price below the original conversion rate of $5.35. When the reduction in price occurs, a beneficial conversion will be recognized. As of March 31, 2011, there was no beneficial conversion for the Class A and B common stock.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

11.	Commitments and Contingencies

Lease Agreements

The Company has entered into non-cancelable operating leases for its corporate headquarters, research facilities and certain equipment. The lease term includes a rent escalation each year, which the Company is recognizing on a straight line basis over the term of the lease. The cumulative difference in straight line rent expense and actual rent paid is a liability included in deferred rent, which totaled $125,270, $131,065 and $153,655 as of March 31, 2011 (unaudited), December 31, 2010 and 2009, respectively. The Company also received a tenant improvement allowance from the landlord in the amount of $280,000, which is being amortized over the term of the lease as a reduction in rent expense and has also been included in property and equipment. The unamortized tenant improvement allowance was $87,214 and $104,025 as of March 31, 2011 (unaudited) and December 31, 2010, and is also included in deferred rent. This amount was not material as of December 31, 2009.

Future minimum lease payments under these non-cancelable operating leases at March 31, 2011 (unaudited) are as follows:

2011	$761,042
2012	968,725
2013	163,840

$1,893,607

Rent expense for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the period from July 16, 2009 (inception) through December 31, 2009 and March 31, 2011 (unaudited) was $224,153, $247,630, $895,202, $261,189 and $1,380,544, respectively, related to these leases. The Predecessor Company incurred rent expense of $460,940 and $717,136 for the period January 1, 2009 to July 15, 2009 and for the year ended December 31, 2008, respectively.

Additionally, the Company had entered into a lease agreement with the Lake Providence Port Authority, or the Port, to lease land which will be used to build the Louisiana Plant. Non-cancellable payments are due through 2015. Currently, the Company makes lease payments to the Port. The lease term includes a rent escalation each year which the Company is recognizing on a straight line basis over the term of the lease. The cumulative difference in straight line rent expense and actual rent paid is included in deferred rent as a prepaid of $79,347 and $79,958 as of March 31, 2011 (unaudited) and December 31, 2010. Rent expense for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the period from inception to December 31, 2009 and March 31, 2011 (unaudited) was $20,389, $23,018, $46,035, $52,110 and $118,534, respectively. Future minimum lease payments under this agreement are as follows at March 31, 2011 (unaudited):

2011	$19,167
2012	32,670
2013	25,246
2014	17,416
2015	9,046

$103,545

The Company has an aircraft lease agreement expiring in June 2011, which can be extended for subsequent three month periods. Rent expense for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the periods from inception to December 31, 2009 and March 31, 2011 (unaudited) were approximately $20,000, $62,000, $196,000, $81,000 and $297,000, respectively.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Litigation

The Company is subject to legal proceedings, claims and litigations arising in the ordinary course of business. At the balance sheet dates presented, there were no outstanding claims or litigation.

Significant Contractual Agreements

The Company entered in to a non-binding memorandum of understanding, or MOU, with Johnson Matthey PLC’s subsidiary Davy Process Technology Limited, or Davy, a developer and licensor of advanced process technologies, to enter into a definitive joint development agreement that would (a) allow Davy to qualify Myriant’s biosuccinic acid for use in Davy’s BDO process and (b) collaborate on the use of succinic acid salts prior to purification steps in the Davy BDO process, or the developed process. The parties shall collaborate on the developed process to achieve overall optimized operating and capital costs. The parties will jointly offer the developed process to existing Davy customers who wish to use succinic acid as a replacement for maleic anhydride feedstock and potential new Davy customers seeking new build opportunities that may utilize succinic acid. As of March 31, 2011 (unaudited), there were no amounts incurred under this agreement.

The Company has entered into a number of exclusive license agreements with the University of Florida. Under the various agreements, the Company is obligated to pay the University royalties on product sales at a rate that declines with increasing volume. There were no product sales for the periods presented. The Company is also obligated to pay the University a percentage of any license fees earned by sublicensing the relevant patent rights to third parties. The Company has sublicensed certain of the patent rights from the University of Florida to Purac. License fees paid to the University of Florida amounted to $0, $0, $84,600, $73,859 and $158,459 for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the periods from July 16, 2009 to December 31, 2009 and March 31, 2011 (unaudited), respectively. The Predecessor Company recognized expense of $22,373 and $110,020 for the period from January 1, 2009 to July 15, 2009 and the year ended December 31, 2008, respectively.

In September 2009 and October 2009, the Company signed two alliance agreements with ThyssenKrupp’s subsidiary Uhde GmbH, or Uhde, and its U.S. subsidiary. Uhde is an international engineering company focused on the design and construction of chemical, refining, and other industrial plants. Pursuant to these agreements, the parties will exclusively cooperate with each other in research and development efforts to jointly develop and optimize the Company’s fermentation process and Uhde’s separation process for the production of succinic acid. The parties also exclusively cooperate in their business development efforts to develop commercial scale succinic acid plants globally, subject to certain conditions and limitations. Uhde has agreed to act exclusively as the Company’s engineering, procurement and construction contractor for commercial scale succinic acid plants, except in certain limited circumstances. Under the terms of these agreements, if an identified project requires the provision of process and performance guarantees, Uhde will be prepared to negotiate such guarantees on mutually agreeable terms. No costs have been incurred under this agreement through March 31, 2011 (unaudited).

In December 2009, the Company entered into a toll manufacturing agreement with Fermic SA de CV (Fermic). Under the terms of the agreement, Fermic produces succinic acid for the Company and the Company makes payments based upon production milestones achieved. The Company recognized expense of $349,500, $629,888, $1,405,450 and $1,754,950 for the three months ended March 31, 2011 and 2010 (unaudited), the year ended December 31, 2010 and the period from July 16, 2009 to March 31, 2011 (unaudited), respectively. The Predecessor Company did not recognize any expense related to this agreement. The Company discontinued use of this facility in April 2011.

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

12.	Income Taxes

The current tax provision is computed on the basis used by Myriant in filing its income tax returns. Due to the Company’s losses from its inception, there is no tax provision on the accompanying consolidated statements of operations. The Company’s net deferred income tax expense (benefit) represents the change in the deferred income taxes from the beginning to the end of the respective period.

Myriant was incorporated on January 10, 2011 and therefore, had no activity prior to that date. MLPI was incorporated on January 13, 2010 but did not commence operations until July 2010. Accordingly, no deferred tax activity existed at March 31, 2010 (unaudited).

Net deferred tax assets consisted of the following components as of March 31, 2011 and December 31, 2010:

	March 31,	December 31,
	2011	2010
	(Unaudited)

Capitalized start-up costs	$3,050,000	$3,050,000
Net operating losses	2,733,000	1,100,000
Intangible assets	3,785,000	—
Construction in progress	612,000	—
Other	674,000	—

	10,854,000	4,150,000
Less: valuation allowance	(10,854,000)	(4,150,000)

Net balance	$—	$—

As of March 31, 2011 (unaudited) and December 31, 2010, Myriant had federal and state net operating loss carryforwards of approximately $6,840,000 and $2,730,000 respectively, which may be used to offset future taxable income. Management has determined that it is more likely than not that Myriant will not recognize the full benefit of the federal and Massachusetts deferred tax asset and, as a result, the deferred tax asset was reduced by a full valuation adjustment of approximately $10,854,000 and $4,150,000 as of March 31, 2011 (unaudited) and December 31, 2010, respectively. All deferred tax assets have been calculated at Myriant’s incremental income tax rates for the period ended March 31, 2011 (unaudited).

Reconciling items from income tax computed at the statutory federal rate for the year ended December 31, 2010 for MLPI were as follows. During the year ended December 31, 2009, all entities were limited liability companies and therefore there was no income tax provision presented.

December 31,
2010

Federal income tax at statutory rate	35.00%
State income taxes, net of federal benefits	5.00%
Valuation allowance	(40.00)%

Effective tax rate	0.00%

13.	Acquisition

On July 11, 2008, the Predecessor Company acquired certain assets of Omnigene BioProducts, Inc., or Omnigene, pursuant to the terms of an asset purchase agreement. The consideration paid included $200,000 in cash and a contingent payment of $50,000. The contingent payment was payable upon the Omnigene founders remaining employed with the Company until July 2009. The assets acquired included certain lab equipment and a research and development workforce as well as certain strains, organisms and patents owned by

Myriant Corporation and Subsidiaries (A Development Stage Enterprise)

Notes to Consolidated Financial Statements — (Continued)

Omnigene. Management estimated that the fair value of the lab equipment acquired was $200,000. The strains, organisms and patents acquired were ascribed no value as the projects were determined to be in the conceptualization phase. The Company’s operating results include the results of Omnigene since the date of acquisition. The contingent payment was recorded to compensation expense and included in research and development expenses when earned in July 2009. Had this transaction been consummated at January 1, 2008, the Predecessor Company would have incurred approximately $300,000 in additional research and development expense.

14.	Business Segments

In making a determination of business segments, the Company gave consideration to the Chief Executive Officer’s (or the Chief Operating Decision Maker’s) review of financial information and the organizational structure of our management team. Based upon this review, the Company concluded that, at the present time, resources are allocated and other decisions made based upon consolidated financial information. Therefore, the Company has determined that it operates in one business segment. All of the Company’s long lived assets are located in North America. The following chart presents revenue based upon customer location:

	Myriant Corporation					Predecessor Company
				Period from	Period from
				July 16,	July 16,	Period from
			Fiscal Year	2009	2009	January 1,	Fiscal Year
	Three Months Ended		Ended	(Inception)	(Inception)	2009	Ended
	March 31,		December 31,	to December 31,	to March 31,	to July 15	December 31,
	2011	2010	2010	2009	2011	2009	2008
	(Unaudited)	(Unaudited)			(Unaudited)

North America:
Management fee revenue-related party	$2,519	$600,166	$3,557,575	$—	$3,560,094	267,318	262,212
Development fee revenue-related party	—	—	—	—	—	—	3,125,714
Government grants	—	1,516,323	10,419,043	—	10,419,043	—	—

Total	2,519	2,116,489	13,976,618	—	13,979,137	267,318	3,387,926

Europe:
License fee revenue	—	—	258,240	221,711	479,951	71,833	344,860

Total revenue	$2,519	$2,116,489	$14,234,858	$221,711	$14,459,088	$339,151	$3,732,786

15.	Subsequent Events

On April 12, 2011, an investor exercised the remaining 639,170 $0.01 warrants. The Company received $6,391 in proceeds from this transaction.

On June 16, 2011, the Company entered into a lease with the Lake Providence Park Commission, a political subdivision of the State of Louisiana, for the premises located at 420 Port Road, Lake Providence, Louisiana. The primary term of the lease is for a period commencing on June 16, 2011 and continuing 20 years from such date. The Company has two options to extend the lease for two additional terms of 10 years each. Annual lease payments are as follows: years 1 and 2 – $375,000; years 3 through 14 – $500,000; years 15-20 – $219,540, subject to CPI adjustments in year 18.

In May 2011, the Company entered into a non-binding memorandum of understanding, or MOU, with China National Bluestar (Group) Co. Ltd, to develop a proposal for a jointly-owned 220 million pound biosuccinic acid plant in Nanjing, China. No costs have been incurred under this agreement.

The Company evaluated subsequent events through the date of this filing.

             Shares

MYRIANT CORPORATION

Common Stock

PROSPECTUS

UBS Investment Bank
J.P. Morgan
Citi
Piper Jaffray

Morgan Joseph TriArtisan

Until          , 2011 (25 days after commencement of this offering), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is an addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the FINRA filing fee and The Nasdaq Global Market listing fee.

Securities and Exchange Commission registration fee		$14,512.50
FINRA filing fee		13,000.00
Nasdaq Global Market listing fee		150,000.00
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify its directors and officers from certain expenses in connection with legal proceedings and permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by this section.

The Registrant’s second amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant has entered into indemnification agreements with each of its directors, and will enter into new indemnification agreements with each of its directors and executive officers before the completion of this offering, in addition to the indemnification provisions provided for in its charter documents. The Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant, the Registrant’s executive officers and directors, and indemnification of the underwriters by the Registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since our formation (April 3, 2009), we have issued and sold the following unregistered securities:

1. In July 2009, we issued an aggregate of 5,894,762 units of interest to members of BioEnergy International, LLC in exchange for an equivalent number of units of interest of BioEnergy International, LLC.

2. In July 2009, we issued warrants to purchase 423,077 units of interest at an exercise price of $13.00 per unit to Plainfield Finance Corporation. The warrants may be exercised any time prior to October 10, 2015.

3. In July 2009, we issued warrants to purchase an aggregate of 766,347 units of interest at an exercise price of $10.00 per unit to Plainfield Finance Corporation, Itera Ethanol LLC, NGP Capital Resources Company and Camulos BioEnergy Partners LLC. The warrants may be exercised any time prior to October 10, 2015.

4. In July 2009, we issued an aggregate of 1,000,001 units of interest to Plainfield Finance Corporation, Itera Ethanol LLC, NGPC Asset Holdings V, LP and Camulos BioEnergy Partners LLC in exchange for membership interests such parties owned in Bionol Lake Providence, LLC.

5. In July 2009, we assumed from BioEnergy International, LLC those certain 15% secured convertible promissory notes in the aggregate principal amount of $5,500,000 payable to Plainfield Direct Inc.

6. In September 2009, we issued and sold a secured promissory note in the principal amount of $1,700,000 to Access Shipping Limited Partnership. The Registrant issued warrants to purchase 39,231 units of interest at an exercise price of $13.00 per unit to Access Shipping Limited Partnership.

7. In October 2009, we issued warrants to purchase 20,000 units of interest at an exercise price of $13.00 per unit to Access Shipping Limited Partnership.

8. In October 2009, we issued and sold a 15% secured convertible promissory note in the principal amount of $2,000,000 payable to Plainfield Direct Inc.

9. In November 2009, we issued and sold a 15% secured convertible promissory note in the principal amount of $2,000,000 payable to Plainfield Direct Inc.

10. In February 2010, we issued and sold 15% secured convertible promissory notes in the aggregate principal amount of $5,000,000 to Plainfield Direct Inc., Itera Ethanol LLC, Green Chem Holdings LLC and Stephen J. Gatto and issued warrants to purchase 34,744 units of interest at an exercise price of $6.00 per unit to Stephen J. Gatto.

11. In July 2010, we issued and sold 15% secured convertible promissory notes in the aggregate principal amount of $3,000,000 to Plainfield Direct Inc., Green Chem Holdings LLC and Stephen J. Gatto.

12. In November 2010, we issued and sold 15% secured convertible promissory notes in the aggregate principal amount of $1,700,000 to Plainfield Direct LLC, Green Chem Second Edition LLC and Stephen J. Gatto and issued warrants to purchase an aggregate of 913,100 units of interest at an exercise price of $0.01 per unit to Plainfield Direct LLC, Green Chem Second Edition LLC and Stephen J. Gatto.

13. In January 2011, we converted from a limited liability company to a corporation and all of our warrants converted to warrants to purchase an equivalent number of shares of the Registrant’s common stock.

14. In January 2011, we converted an aggregate of $22,994,511.46 of our issued and outstanding promissory notes to Plainfield Direct LLC, Plainfield Finance II LLC, Itera Ethanol LLC, Green Chem Holdings LLC, Green Chem Second Edition LLC and Stephen J. Gatto. Proceeds from this conversion were used to exercise an aggregate of 1,117,378 warrants to purchase shares of the Registrant’s common stock. The remainder of the proceeds were converted into the issuance of an aggregate of 3,044,905 shares of the Registrant’s Class B common stock.

15. In January 2011, we issued and sold an aggregate of 11,214,953 shares of its Class A common stock to PTT Chemical International Private Limited.

16. In January 2011, we granted stock options to purchase an aggregate of 279,543 shares of its common stock at an exercise price of $5.35 per share to our employees and consultants. We also awarded an aggregate of 440,110 shares of its restricted common stock to employees and consultants of the Registrant.

17. In March 2011, Green Chem Second Edition LLC exercised warrants to purchase 182,620 shares of our common stock at an exercise price of $0.01 per share.

18. In March 2011, Norwood LDK, LLC exercised warrants to purchase 91,310 shares of our common stock at an exercise price of $0.01 per share.

19. In March 2011, the Registrant granted stock options to purchase an aggregate of 263,750 shares of its common stock at an exercise price of $3.45 per share to our employees and consultants.

20. In April 2011, Plainfield Finance II LLC exercised warrants to purchase 639,170 shares of our common stock at an exercise price of $0.01 per share.

The issuance of securities described above in paragraphs 1-15, 17-18 and 20 were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, or Regulation D or Regulation S promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors and that they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about us or had adequate access, through their relationship with us, to financial statement or non-financial statement information about us. The sale of these securities was made without general solicitation or advertising.

The issuance of securities described above in paragraphs 16 and 19 were exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 of the Securities Act of 1933, as amended, pursuant to compensatory benefit plans or agreements approved by the Registrant’s board of directors.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3	.2*	Form of Second Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering
3	.3#	Bylaws of the Registrant, as currently in effect
3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering
4	.1*	Form of the Registrant’s Common Stock Certificate
4	.2#	Investors’ Rights Agreement, dated January 13, 2011
4	.3#	Voting Agreement, dated January 13, 2011
4	.4#	Right of First Refusal and Co-Sale Agreement, dated January 13, 2011
4	.5#	Warrant to purchase shares of Common Stock issued to Access Shipping Limited Partnership, dated January 13, 2011
4	.6#	Warrant to purchase shares of Common Stock issued to Camulos BioEnergy Partners, LLC, dated January 13, 2011
4	.7#	Warrant to purchase shares of Common Stock issued to NGP Capital Resources Company, dated January 13, 2011
4	.8#	Warrant to purchase shares of Common Stock issued to Itera Ethanol, LLC, dated January 13, 2011
4	.9#	Warrant to purchase shares of Common Stock issued to Specialty Chemicals, LLC, dated January 13, 2011
5	.1*	Opinion of McDermott Will & Emery LLP
10	.1#	Assistance Agreement by and between BioEnergy International, LLC and the United States of America Department of Energy, effective January 28, 2010
10	.2†#	Alliance Agreement by and between the Registrant and Uhde Corporation of America, dated September 18, 2009
10	.3†#	Global Alliance Agreement by and between the Registrant and Uhde GmbH, dated October 6, 2009
10	.4†#	Supply Contract by and between the Registrant and Johann Haltermann Ltd., dated June 15, 2010
10	.5†#	Supply Contract by and between the Registrant and The Chemical Company, dated May 18, 2010
10	.6†#	Supply Contract by and between the Registrant and Piedmont Chemical Industries I, LLC, dated January 18, 2010
10	.7†#	Supply Contract by and between the Registrant and Wilson Industrial Sales Company, Inc., dated April 12, 2011
10	.8†#	Amended and Restated License Agreement by and between BioEnergy International, LLC and PURAC Biochem BV, dated May 19, 2008
10	.9#	South East Asia Joint Venture Term Sheet by and between the Registrant and PTT Chemical Public Company Limited, dated January 13, 2011
10	.10#	Consulting Agreement by and between the Registrant and Arro Building Services, dated August 31, 2010
10	.11#	Consulting Agreement by and between the Registrant and Clear Creek Capital, LLC, dated October 14, 2010
10	.12*	Amended and Restated Employment Agreement by and between the Registrant and Stephen J. Gatto, dated , 2011
10	.13*	Amended and Restated Employment Agreement by and between the Registrant and A. Cenan Ozmeral, dated , 2011
10	.14*	Amended and Restated Employment Agreement by and between the Registrant and Samuel McConnell, dated , 2011

Exhibit
Number		Description

10	.15*	Amended and Restated Employment Agreement by and between the Registrant and Ralph A. Tapia, dated , 2011
10	.16*	Amended and Restated Employment Agreement by and between the Registrant and Jeffrey Gatto, dated , 2011
10	.17#	Lease Agreement by and between BioEnergy International, LLC and Two Batterymarch Park LLC/NFPA, dated September 26, 2007
10	.18#	Lease Agreement by and between BioEnergy International, LLC and Cummings Properties LLC, dated September 14, 2007, as amended December 11, 2007, February 11, 2008, May 20, 2008, September 19, 2008, September 25, 2008 and April 16, 2009
10.19		Lease by and between Myriant Lake Providence Inc. and Lake Providence Port Commission, dated June 16, 2011
10.20		2011 Incentive Plan of the Registrant
10.21		Form of Restricted Stock Unit Award Notification and Agreement under the 2011 Omnibus Incentive Plan
10.22		Form of Stock Option Grant Notification and Agreement under the 2011 Omnibus Incentive Plan
10	.23#	Form of Indemnification Agreement between the Registrant and its directors and officers (as entered into by Stephen J. Gatto, Steven M. Sisselman, Keith Carter, Puntip Oungpasuk, Narongsak Jivakanun and Thitipong Jurapornsiridee)
10	.24†#	Standard Exclusive License Agreement with Sublicensing Terms, Agreement No. A5029 by and between BioEnergy International, LLC and the University of Florida Research Foundation, Inc. dated February 2, 2006, as amended October 6, 2006, September 22, 2008, June 8, 2009 and April 26, 2010
10	.24.1†	Fifth Amendment to License Agreement No. A5029 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated May 31, 2011
10	.25†#	Standard Exclusive License Agreement with Sublicensing Terms, Agreement No. A6126 by and between BioEnergy International, LLC and the University of Florida Research Foundation, Inc. dated November 30, 2007, as amended April 26, 2010, September 15, 2010 and May 20, 2011
10	.25.1†	Fourth Amendment to License Agreement No. A6126 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated May 31, 2011
10	.26†#	Standard Exclusive License Agreement with Sublicensing Terms, Agreement No. A4779 by and between BioEnergy International, LLC and the University of Florida Research Foundation, Inc. dated October 3, 2005
10	.26.1†	First Amendment to License Agreement No. A4779 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated May 31, 2011
10	.27†#	Standard Exclusive License Agreement with Sublicensing Terms, Agreement No. A4780 by and between BioEnergy International, LLC and the University of Florida Research Foundation, Inc. dated October 3, 2005
10	.27.1†	First Amendment to License Agreement No. A4780 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated May 31, 2011
10	.28†	Standard Exclusive License Agreement, Agreement No. A10176 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated June 15, 2011
10	.29†	Standard Exclusive License Agreement, Agreement No. A10550 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated June 15, 2011
10.30		Transfer, Assignment and Assumption Agreement by and between BioEnergy International, LLC and Myriant Technologies LLC, dated July 16, 2009
10.31		Form of Scientific Advisory Panel Agreement
10.32		Form of Strategic Advisory Panel Agreement
10.33		Debt Conversion Agreement by and among Myriant Technologies, Inc. and the parties named therein, dated January 13, 2011
10	.34†	Services Agreement, Agreement Number MYSAB-001, by and between Myriant Technologies, LLC and Vogelbusch USA dated March 17, 2010

Exhibit
Number		Description

10.35		Toll Manufacturing Agreement by and between BioEnergy International, LLC and Fermic Sa de CV, dated May 18, 2009, as amended December 18, 2009
10.36		Summary of Terms of Stephen J. Gatto Consulting Arrangement
10.37		Independent Contractor Agreement (Individual) by and between Myriant Technologies LLC and Jeffrey Gatto, dated July 13, 2010
10.38		Administrative Services, Construction Management, Operations and Maintenance Subcontract by and between BioEnergy Management Services, LLC and Myriant Technologies LLC, dated July 16, 2009
21	.1#	List of Subsidiaries
23.1		Consent of McGladrey & Pullen, LLP
23	.2*	Consent of McDermott Will & Emery LLP (included in Exhibit 5.1)
24	.1#	Power of Attorney (contained on signature page)

*	To be filed by amendment.

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.

#	Previously filed.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, The Commonwealth of Massachusetts, on the 28th day of June, 2011.

MYRIANT CORPORATION

By:	/s/ Stephen J. Gatto
Stephen J. Gatto
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen J. Gatto Stephen J. Gatto	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	June 28, 2011

/s/ Ralph A. Tapia Ralph A. Tapia	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 28, 2011

* Puntip Oungpasuk	Director	June 28, 2011

* Narongsak Jivakanun	Director	June 28, 2011

* Thitipong Jurapornsiridee	Director	June 28, 2011

* Steven M. Sisselman	Director	June 28, 2011

* Keith Carter	Director	June 28, 2011

* /s/ Stephen J. Gatto Stephen J. Gatto, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3	.2*	Form of Second Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering
3	.3#	Bylaws of the Registrant, as currently in effect
3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering
4	.1*	Form of the Registrant’s Common Stock Certificate
4	.2#	Investors’ Rights Agreement, dated January 13, 2011
4	.3#	Voting Agreement, dated January 13, 2011
4	.4#	Right of First Refusal and Co-Sale Agreement, dated January 13, 2011
4	.5#	Warrant to purchase shares of Common Stock issued to Access Shipping Limited Partnership, dated January 13, 2011
4	.6#	Warrant to purchase shares of Common Stock issued to Camulos BioEnergy Partners, LLC, dated January 13, 2011
4	.7#	Warrant to purchase shares of Common Stock issued to NGP Capital Resources Company, dated January 13, 2011
4	.8#	Warrant to purchase shares of Common Stock issued to Itera Ethanol, LLC, dated January 13, 2011
4	.9#	Warrant to purchase shares of Common Stock issued to Specialty Chemicals, LLC, dated January 13, 2011
5	.1*	Opinion of McDermott Will & Emery LLP
10	.1#	Assistance Agreement by and between BioEnergy International, LLC and the United States of America Department of Energy, effective January 28, 2010
10	.2†#	Alliance Agreement by and between the Registrant and Uhde Corporation of America, dated September 18, 2009
10	.3†#	Global Alliance Agreement by and between the Registrant and Uhde GmbH, dated October 6, 2009
10	.4†#	Supply Contract by and between the Registrant and Johann Haltermann Ltd., dated June 15, 2010
10	.5†#	Supply Contract by and between the Registrant and The Chemical Company, dated May 18, 2010
10	.6†#	Supply Contract by and between the Registrant and Piedmont Chemical Industries I, LLC, dated January 18, 2010
10	.7†#	Supply Contract by and between the Registrant and Wilson Industrial Sales Company, Inc., dated April 12, 2011
10	.8†#	Amended and Restated License Agreement by and between BioEnergy International, LLC and PURAC Biochem BV, dated May 19, 2008
10	.9#	South East Asia Joint Venture Term Sheet by and between the Registrant and PTT Chemical Public Company Limited, dated January 13, 2011
10	.10#	Consulting Agreement by and between the Registrant and Arro Building Services, dated August 31, 2010
10	.11#	Consulting Agreement by and between the Registrant and Clear Creek Capital, LLC, dated October 14, 2010
10	.12*	Amended and Restated Employment Agreement by and between the Registrant and Stephen J. Gatto, dated , 2011
10	.13*	Amended and Restated Employment Agreement by and between the Registrant and A. Cenan Ozmeral, dated , 2011
10	.14*	Amended and Restated Employment Agreement by and between the Registrant and Samuel McConnell, dated , 2011
10	.15*	Amended and Restated Employment Agreement by and between the Registrant and Ralph A. Tapia, dated , 2011

Exhibit
Number		Description

10	.16*	Amended and Restated Employment Agreement by and between the Registrant and Jeffrey Gatto, dated , 2011
10	.17#	Lease Agreement by and between BioEnergy International, LLC and Two Batterymarch Park LLC/NFPA, dated September 26, 2007
10	.18#	Lease Agreement by and between BioEnergy International, LLC and Cummings Properties LLC, dated September 14, 2007, as amended December 11, 2007, February 11, 2008, May 20, 2008, September 19, 2008, September 25, 2008 and April 16, 2009
10.19		Lease by and between Myriant Lake Providence Inc. and Lake Providence Port Commission, dated June 16, 2011
10.20		2011 Omnibus Incentive Plan of the Registrant
10.21		Form of Restricted Stock Unit Award Notification and Agreement under the 2011 Omnibus Incentive Plan
10.22		Form of Stock Option Grant Notification and Agreement under the 2011 Omnibus Incentive Plan
10	.23#	Form of Indemnification Agreement between the Registrant and its directors and officers (as entered into by Stephen J. Gatto, Steven M. Sisselman, Keith Carter, Puntip Oungpasuk, Narongsak Jivakanun and Thitipong Jurapornsiridee)
10	.24†#	Standard Exclusive License Agreement with Sublicensing Terms, Agreement No. A5029 by and between BioEnergy International, LLC and the University of Florida Research Foundation, Inc. dated February 2, 2006, as amended October 6, 2006, September 22, 2008, June 8, 2009 and April 26, 2010
10	.24.1†	Fifth Amendment to License Agreement No. A5029 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated May 31, 2011
10	.25†#	Standard Exclusive License Agreement with Sublicensing Terms, Agreement No. A6126 by and between BioEnergy International, LLC and the University of Florida Research Foundation, Inc. dated November 30, 2007, as amended April 26, 2010, September 15, 2010 and May 20, 2011
10	.25.1†	Fourth Amendment to License Agreement No. A6126 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated May 31, 2011
10	.26†#	Standard Exclusive License Agreement with Sublicensing Terms, Agreement No. A4779 by and between BioEnergy International, LLC and the University of Florida Research Foundation, Inc. dated October 3, 2005
10	.26.1†	First Amendment to License Agreement No. A4779 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated May 31, 2011
10	.27†#	Standard Exclusive License Agreement with Sublicensing Terms, Agreement No. A4780 by and between BioEnergy International, LLC and the University of Florida Research Foundation, Inc. dated October 3, 2005
10	.27.1†	First Amendment to License Agreement No. A4780 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated May 31, 2011
10	.28†	Standard Exclusive License Agreement, Agreement No. A10176 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated June 15, 2011
10	.29†	Standard Exclusive License Agreement, Agreement No. A10550 by and between Myriant Technologies Inc. and the University of Florida Research Foundation, Inc. dated June 15, 2011
10.30		Transfer, Assignment and Assumption Agreement by and between BioEnergy International, LLC and Myriant Technologies LLC, dated July 16, 2009
10.31		Form of Scientific Advisory Panel Agreement
10.32		Form of Strategic Advisory Panel Agreement
10.33		Debt Conversion Agreement by and among Myriant Technologies, Inc. and the parties named therein, dated January 13, 2011
10	.34†	Services Agreement, Agreement Number MYSAB-001, by and between Myriant Technologies, LLC and Vogelbusch USA dated March 17, 2010

Exhibit
Number		Description

10.35		Toll Manufacturing Agreement by and between BioEnergy International, LLC and Fermic SA de CV, dated May 18, 2009, as amended December 18, 2009
10.36		Summary of Terms of Stephen J. Gatto Consulting Arrangement
10.37		Independent Contractor Agreement (Individual) by and between Myriant Technologies LLC and Jeffrey Gatto, dated July 13, 2010
10.38		Administrative Services, Construction Management, Operations and Maintenance Subcontract by and between BioEnergy Management Services, LLC and Myriant Technologies LLC, dated July 16, 2009
21	.1#	List of Subsidiaries
23.1		Consent of McGladrey & Pullen, LLP
23	.2*	Consent of McDermott Will & Emery LLP (included in Exhibit 5.1)
24	.1#	Power of Attorney (contained on signature page)

*	To be filed by amendment.

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been filed separately with the SEC.

#	Previously filed.